UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 4, 2024

Swiftmerge Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41164	98-1582153
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Executive Suite
4318 Forman Ave
Toluca Lake, CA	91602
(Address of Principal Executive Offices)	(Zip Code)

(424) 431-0030

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	IVCPU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	IVCP	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	IVCPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On June 4, 2024, Swiftmerge Acquisition Corp., a Cayman Islands exempted company (including the successor after the Domestication (as defined below), “Swiftmerge”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Swiftmerge HoldCo LLC, a Delaware limited liability company and wholly-owned subsidiary of Swiftmerge (“HoldCo”), Swiftmerge Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of HoldCo (“Merger Sub” and, together with Swiftmerge and HoldCo, collectively, the “Swiftmerge Parties”), and AleAnna Energy, LLC, a Delaware limited liability company (the “Company”). Capitalized terms used but not otherwise defined herein have the meanings given to them in the Merger Agreement.

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the transactions contemplated by the Merger Agreement and the other agreements entered into or to be entered into in connection therewith, the “Business Combination”):

(i)

at the closing of the Business Combination (the “Closing”) on the date the Business Combination is consummated (the “Closing Date”), Swiftmerge will domesticate from a Cayman Islands exempted company to a Delaware corporation (the “Domestication”), upon which, (a) Swiftmerge will change its name to “AleAnna, Inc.” (“Surviving PubCo”); (b) each Class A ordinary share, par value $0.0001 per share, of Swiftmerge (“Swiftmerge Class A Ordinary Shares”) will convert into one share of Class A common stock, par value $0.0001 per share, of Surviving PubCo (“Surviving PubCo Class A Common Stock”); (c) each Class B ordinary share, par value $0.0001 per share, of Swiftmerge (“Swiftmerge Class B Ordinary Shares” and together with the Swiftmerge Class A Ordinary Shares, the “Swiftmerge Ordinary Shares”) will convert into one share of Class B common stock, par value $0.0001 per share, of Surviving PubCo; (d) each warrant to purchase Swiftmerge Class A Ordinary Shares will convert on a one-to-one basis into a warrant to acquire shares of Surviving PubCo Class A Common Stock on the same terms and conditions as the converted warrants; and (e) a series of Class C common stock, par value $0.0001 per share, of Surviving PubCo (“Surviving PubCo Class C Common Stock”) will be authorized, each share of which will have voting rights equal to a share of Surviving PubCo Class A Common Stock but which shall have no entitlement to earnings or distributions of Surviving PubCo;

(ii)

on the Closing Date, following the Domestication but prior to the Merger (as defined below), (a) Surviving PubCo will contribute to HoldCo (1) all of its assets (excluding its interests in HoldCo), including, for the avoidance of doubt, the Available Cash, and (2) a number of shares of Surviving PubCo Class C Common Stock equal to the number of Class C units of HoldCo (“Class C HoldCo Units”) designated to be issued to the equity holders of the Company (collectively, the “Company Members”), and (b) HoldCo will issue to Surviving PubCo a number of Class A units of HoldCo, which shall equal the number of shares of Surviving PubCo Class A Common Stock issued and outstanding immediately after the Closing (the transactions described in clauses (a) and (b) above, collectively, the “Pre-Closing Contribution”); and

(iii)

on the Closing Date, following the Pre-Closing Contribution, Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving company and a wholly-owned subsidiary of HoldCo.

Merger Consideration

The aggregate merger consideration to be issued to the Company Members immediately prior to the Closing is equal to 65,098,476 shares of either or a combination of (a) Surviving PubCo Class A Common Stock or (b) Surviving PubCo Class C Common Stock (with one Class C HoldCo Unit to accompany each share of Surviving PubCo Class C Common Stock) (the “Merger Consideration”). At the effective time of the Merger, each membership unit of the Company shall convert into and become the right to receive a portion of the Merger Consideration based on such unit holder’s right to certain distributions upon a sale of AleAnna in accordance with AleAnna’s operating agreement, as more particularly set forth in the Merger Agreement.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations, warranties and covenants made by each of the Swiftmerge Parties and the Company. The Company and the Swiftmerge Parties have agreed, among other things, to operate their respective businesses in the ordinary course of business consistent with past practices, subject to certain exceptions, during the period between the execution date of the Merger Agreement and the Closing.

Directors of Surviving PubCo

Pursuant to the terms of the Merger Agreement, effective as of immediately following the Closing, the board of directors of Surviving PubCo will consist of five (5) directors in a classified board of directors with three classes, designated Classes I, II and III (with Class I consisting of two (2) directors, Class II consisting of two (2) directors and Class III consisting of one (1) director), and all of whom shall be designated by the Company Members.

Closing Conditions

Mutual Closing Conditions

The obligations of the Company and the Swiftmerge Parties to consummate the Business Combination are subject to the satisfaction or waiver of customary closing conditions at or prior to the Closing, including, among others: (a) the requisite approval of the Swiftmerge shareholders; (b) the absence of certain laws or orders that enjoin or prohibit the consummation of the Merger; (c) the listing of the shares of Surviving PubCo Class A Common Stock on the Nasdaq Stock Market (“Nasdaq”) as of the Closing Date subject to official notice of issuance; (d) the effectiveness of the registration statement on Form S-4; and (e) the requisite approval of the Company Members.

Company Closing Conditions

The obligations of the Company to consummate the Business Combination are subject to the satisfaction or waiver at or prior to the Closing of additional customary closing conditions, including, among others: (a) the customary bringdown of the representations, warranties and covenants of the Swiftmerge Parties and delivery of an officers’ certificate certifying as to same; (b) no material adverse effect with respect to Swiftmerge; (c) the release of funds from Swiftmerge’s trust account for immediate use by Swiftmerge in respect of the payment obligations set forth in the Merger Agreement; (d) Swiftmerge shall have completed the redemption of Swiftmerge Class A Ordinary Shares from holders who elected to redeem such shares in connection with the Business Combination; (e) Swiftmerge shall have complied with certain delivery obligations specified in the Merger Agreement; (f) the directors and officers of Swiftmerge shall have resigned; (g) the parties to the A&R Sponsor Letter Agreement (as defined below) shall have performed their obligations thereunder in all material respects; (h) the parties to the Investor Letter Agreement (as defined below) shall have performed their obligations thereunder in all material respects; and (j) the Domestication shall have been completed.

Swiftmerge Parties Closing Conditions

The obligations of the Swiftmerge Parties to consummate the Business Combination are subject to the satisfaction or waiver at or prior to the Closing of additional customary closing conditions, including, among others: (a) the customary bringdown of the representations, warranties and covenants of the Company and delivery of an officers’ certificate certifying as to same; (b) no material adverse effect with respect to the Company; and (c) the Company shall have complied with certain delivery obligations specified in the Merger Agreement.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (a) by mutual written consent of Swiftmerge and the Company, (b) by either Swiftmerge or the Company if the Closing has not occurred prior to December 15, 2024, (c) by either Swiftmerge or the Company if any governmental authority in the United States or Italy issues an order prohibiting the Business Combination and such order has become final and nonappealable, (d) by Swiftmerge or the Company if certain approvals of the shareholders of Swiftmerge are not obtained, (e) by Swiftmerge or the Company if the registration statement on Form S-4 has not have been filed on or prior to July 15, 2024, (f) by Swiftmerge or the Company if the other party has materially breached the Merger Agreement such that a closing condition would not be satisfied, subject to a 30 day cure period, (g) by the Company, if the Swiftmerge Ordinary Shares, SPAC Units or SPAC Public Warrants (each as defined in the Merger Agreement) cease to be listed for trading on Nasdaq prior to the Closing, (h) by Swiftmerge if the Company Members have not approved the Business Combination within two business days following receipt of certain approvals of the shareholders of Swiftmerge and the satisfaction of certain closing conditions or (i) by Swiftmerge if the Company intentionally and materially breaches certain pre-Closing covenants contained in the Merger Agreement and such breach remains uncured following the receipt of certain approvals of the shareholders of Swiftmerge.

The Company will be required to pay Swiftmerge a termination fee equal to $1,000,000 in cash if Swiftmerge validly terminates the Merger Agreement pursuant to clause (h) or clause (i) above.

The foregoing description of the Merger Agreement and the Business Combination is not complete and is qualified in its entirety by reference to the terms and conditions of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report and incorporated herein by reference.

A&R Sponsor Letter Agreement

Concurrently with the execution of the Merger Agreement, Swiftmerge, the Company, Swiftmerge Holdings LP, a Delaware limited partnership (“Sponsor”) and certain affiliates and representatives of Sponsor (including the officers and directors of Swiftmerge) (together with Sponsor, collectively, the “Sponsor Related Parties”) entered into an amended and restated letter agreement (the “A&R Sponsor Letter Agreement”), pursuant to which each Sponsor Related Party has agreed to, among other things, (a) vote its Swiftmerge Ordinary Shares in favor of the Merger Agreement and the Business Combination, including the Merger, (b) take all other actions necessary to consummate the Business Combination, (c) not transfer the Swiftmerge Ordinary Shares beneficially owned by such Sponsor Related Party prior to the Closing, (d) certain lock-up provisions with respect to such Sponsor Related Party’s shares of Surviving PubCo Class A Common Stock for twelve (12) months following the Closing, (e) waive and not otherwise perfect any anti-dilution or similar protection with respect to any Swiftmerge Ordinary Shares beneficially owned by such Sponsor Related Party, (f) waive any and all redemption rights in connection with the Business Combination, (g) with respect to Sponsor, assume liability and responsibility for certain liabilities of Swiftmerge and (h) effective immediately prior to the Domestication and conditioned upon the Closing, surrender all Swiftmerge Ordinary Shares and all warrants to purchase Swiftmerge Class A Ordinary Shares issued by Swiftmerge in a private placement to Sponsor and the Anchor Investors (as defined below) in connection with Swiftmerge’s initial public offering (“Swiftmerge Private Warrants”), in each case held by such Sponsor Related Party, other than a number of Swiftmerge Class A Ordinary Shares to be retained by such Sponsor Related Party.

The foregoing description is not complete and is qualified in its entirety by reference to the terms and conditions of the A&R Sponsor Letter Agreement, a copy of which is attached as Exhibit 10.1 to this Current Report and incorporated herein by reference.

Investor Letter Agreements

Concurrently with the execution of the Merger Agreement, Swiftmerge and Sponsor entered into letter agreements with certain qualified institutional buyers or institutional accredited investors (the “Anchor Investors”) and certain unaffiliated third-party investors (the “NRA Investors” and together with the Anchor Investors, collectively, the “Investors”) (collectively, the “Investor Letter Agreements”), pursuant to which such each Investor has agreed to, among other things, (a) be bound by certain voting, lock-up and transfer restrictions set forth in the A&R Sponsor Letter Agreement, (b) with respect to each NRA Investor, other than the Swiftmerge Ordinary Shares retained by such NRA Investor pursuant to such Investor Letter Agreement, irrevocably surrender to Swiftmerge all of the Swiftmerge Ordinary Shares acquired by such NRA Investor pursuant to the terms set forth in the Non-Redemption Agreement and Assignment of Economic Interest, dated as of March 14, 2024, by and among Swiftmerge, Sponsor and such NRA Investor, and each of the Swiftmerge Private Warrants held by such NRA Investor, with no shares of Surviving PubCo Class A Common Stock being issued in respect thereof, and (c) with respect to each Anchor Investor, other than the Swiftmerge Ordinary Shares retained by such Anchor Investor pursuant to such Investor Letter Agreement, irrevocably surrender to Swiftmerge all of the Swiftmerge Ordinary Shares acquired by such Anchor Investor pursuant to the terms of the Securities Subscription Agreement, dated as of December 14, 2021, by and between Swiftmerge and such Anchor Investor, and each of each of the Swiftmerge Private Warrants held by such Anchor Investor, with no shares of Surviving PubCo Class A Common Stock being issued in respect thereof.

The foregoing description is not complete and is qualified in its entirety by reference to the terms and conditions of the Investor Letter Agreement, a form of which is attached as Exhibit 10.2 to this Current Report and incorporated herein by reference.

Agreements to be Executed at Closing

The Merger Agreement also contemplates the execution by the parties of various agreements at Closing, including, among others, the agreements described below.

Tax Receivable Agreement

Concurrently with the completion of the Business Combination, Surviving PubCo will enter into the tax receivable agreement (the “Tax Receivable Agreement”). Pursuant to the Tax Receivable Agreement, Surviving PubCo will be required to pay to certain HoldCo unitholders 85% of the tax savings that Surviving PubCo realizes as a result of increases in tax basis in HoldCo’s assets resulting from the future exchange of Class C HoldCo Units for shares of Surviving PubCo Class A Common Stock pursuant to the A&R LLC Agreement (as defined below), as well as certain other tax benefits, including tax benefits attributable to payments under the Tax Receivable Agreement.

The foregoing description is not complete and is qualified in its entirety by reference to the terms and conditions of the Tax Receivable Agreement, a copy of which is attached as Exhibit 10.3 to this Current Report and incorporated herein by reference.

Amended and Restated Limited Liability Company Agreement of HoldCo

Following the Closing, the combined company will be organized in an “Up-C” structure, such that Surviving PubCo and its subsidiaries will hold and operate substantially all of the assets and business of the Company, and Surviving PubCo will be a publicly listed holding company that will hold equity interests in the Company through HoldCo. On the Closing Date, HoldCo will amend and restate its limited liability company agreement (as amended, the “A&R LLC Agreement”) in its entirety to provide, among other things, that each Class C HoldCo Unit will be exchangeable, subject to certain conditions, for one share of Surviving PubCo Class A Common Stock, and a corresponding share of Surviving PubCo Class C Common Stock will be cancelled in connection with such exchange, pursuant to and in accordance with the terms of the A&R LLC Agreement.

The foregoing description is not complete and is qualified in its entirety by reference to the terms and conditions of the A&R LLC Agreement, a copy of which is attached as Exhibit 10.4 to this Current Report and incorporated herein by reference.

Item 7.01.	Regulation FD Disclosure.

On June 5, 2024, Swiftmerge issued a press release (the “Press Release”) announcing the execution of the Merger Agreement. A copy of the Press Release is furnished as Exhibits 99.1 to this Current Report.

The information in this Item 7.01 and Exhibit 99.1 attached hereto is furnished pursuant to Item 7.01 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information for Shareholders

In connection with the Business Combination, Swiftmerge is expected to file a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (“SEC”) that will include a proxy statement and prospectus. Swiftmerge and the Company urge investors, shareholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about the Company, Swiftmerge and the Business Combination. Such persons can also read Swiftmerge’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 1, 2024, for a description of the security holdings of Swiftmerge’s officers and directors and their respective interests as security holders in the consummation of the Business Combination. When available, the definitive proxy statement/prospectus will be mailed to Swiftmerge’s shareholders. Shareholders will also be able to obtain copies of such documents and all other relevant documents filed or that will be filed with the SEC by Swiftmerge, without charge, once available, at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Swiftmerge’s website www.swiftmerg.com. Before making any voting decision, investors and security holders of Swiftmerge and the Company, and other interested parties, are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about the Business Combination.

Participants in the Solicitation

Swiftmerge, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Swiftmerge’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Swiftmerge’s directors and executive officers in Swiftmerge’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 1, 2024. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Swiftmerge’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of Swiftmerge’s participants in the solicitation, which may, in some cases, be different than those of Swiftmerge’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Swiftmerge, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

The information included herein contains “forward-looking statements” within the meaning of the federal securities laws. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, Swiftmerge’s and the Company’s ability to consummate the Business Combination, the benefits of the Business Combination, Swiftmerge’s and the Company’s future financial performance following the Business Combination, as well as Swiftmerge’s and the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements. However, not all forward-looking statements contain such identifying words. These forward-looking statements are based on Swiftmerge and the Company management’s current expectations and assumptions about future events. They are based on current information about the outcome and timing of future events. Except as otherwise required by applicable law, Swiftmerge and the Company disclaim any duty to update any forward-looking statements, all expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Swiftmerge and the Company caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Swiftmerge and the Company. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to successfully or timely consummate the proposed Business Combination or to satisfy the closing conditions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated situations that could adversely affect the combined company; the risk that the approval of the shareholders of Swiftmerge for the proposed Business Combination is not obtained; the failure to realize the anticipated benefits of the proposed Business Combination, including as a result of a delay in its consummation; the amount of redemption requests made by Swiftmerge’s shareholders; the occurrence of events that may give rise to a right of one or both of Swiftmerge and the Company to terminate the definitive agreements related to the proposed Business Combination; the risks associated with the growth of the Company’s business and the timing of any required regulatory approvals and expected business milestones; and the effects of competition on the Company’s future business. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith were to occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. There may be additional risks that neither Swiftmerge nor the Company knows or that Swiftmerge and the Company currently believe are immaterial that could cause actual results to differ from those contained in the forward-looking statements. Additional information concerning these and other factors that may impact Swiftmerge’s expectations and projections can be found in Swiftmerge’s periodic filings with the SEC, including Swiftmerge’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 1, 2024, and any subsequently filed Quarterly Report on Form 10-Q. SEC filings are available on the SEC’s website at www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated June 4, 2024, by and among Swiftmerge, HoldCo, Merger Sub and the Company.

10.1*	Amended and Restated Letter Agreement, dated June 4, 2024, by and among Swiftmerge, Sponsor, the Company and the other parties thereto.

10.2	Form of Investor Letter Agreement.

10.3	Form of Tax Receivable Agreement.

10.4	Form of Amended and Restated LLC Agreement of HoldCo.

99.1	Press Release, dated June 5, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). Swiftmerge agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Swiftmerge Acquisition Corp.

By:	/s/ John S. Bremner
Name:	John S. Bremner
Title:	Chief Executive Officer

Dated: June 5, 2024

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

SWIFTMERGE ACQUISITION CORP.,

SWIFTMERGE HOLDCO LLC,

SWIFTMERGE MERGER SUB LLC

and

ALEANNA ENERGY, LLC

Dated as of June 4, 2024

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

EXHIBITS:

Exhibit A:	Form of Surviving PubCo Certificate of Incorporation
Exhibit B:	Form of Surviving PubCo Bylaws
Exhibit C:	Form of Investor Letter Agreement
Exhibit D:	Form of Tax Receivable Agreement
Exhibit E:	A&R Sponsor Letter Agreement
Exhibit F:	Form of Certificate of Merger
Exhibit G:	Form of A&R Surviving Company LLC Agreement
Exhibit H:	Form of A&R HoldCo LLC Agreement

-iii-

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of June 4, 2024 (the “Execution Date”), by and among Swiftmerge Acquisition Corp., a Cayman Islands exempted company (“SPAC”), Swiftmerge HoldCo LLC, a Delaware limited liability company and wholly-owned subsidiary of SPAC (“HoldCo”), Swiftmerge Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of HoldCo (“Merger Sub”, and together with SPAC and HoldCo, individually, a “SPAC Party” and collectively, the “SPAC Parties”), and AleAnna Energy, LLC, a Delaware limited liability company (the “Company”). Initially capitalized terms used herein and not otherwise defined have the meaning set forth in Article I.

WHEREAS, SPAC is a blank check company incorporated in the Cayman Islands as an exempted company on February 3, 2021 and formed to acquire one or more operating businesses through a Business Combination (as defined in the SPAC Articles of Association (as defined below));

WHEREAS, SPAC formed HoldCo, and HoldCo formed Merger Sub, for the sole purposes of effecting a merger of Merger Sub with and into an operating business as part of a Business Combination;

WHEREAS, as a condition to the consummation of the Transactions (as defined below) and in accordance with the terms hereof, SPAC shall provide an opportunity to its shareholders to have their SPAC Class A Ordinary Shares redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the SPAC Articles of Association (as defined below) (the “BCA Redemption Offer”);

WHEREAS, immediately prior to the Closing and after the completion of the BCA Redemption Offer, on the Closing Date, SPAC will domesticate as a Delaware corporation (“Surviving PubCo”) upon the terms and subject to the conditions in this Agreement and in accordance with the Delaware General Corporation Law (“DGCL”) and the Companies Act (As Revised) of the Cayman Islands (the “Domestication”);

WHEREAS, concurrently with and as part of the Domestication, SPAC will file a certificate of incorporation (the “Surviving PubCo Certificate of Incorporation”) with the Secretary of State of Delaware and adopt bylaws (the “Surviving PubCo Bylaws”), in each case, in the form set forth on Exhibit A and Exhibit B, which provide, among other things, that Surviving PubCo will have three classes of common stock: Surviving PubCo Class A Common Stock, Surviving PubCo Class B Common Stock and Surviving PubCo Class C Common Stock (each, as defined below);

WHEREAS, subject to the terms and conditions hereof and in accordance with the Delaware Limited Liability Company Act (“DLLCA”) and DGCL, the parties will complete a business combination transaction pursuant to which (a) following the Domestication and immediately prior to the Closing, SPAC shall make a contribution to HoldCo as described herein, and (b) Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of HoldCo (the “Merger”);

WHEREAS, the Board of Directors of SPAC (the “SPAC Board”) has (a) determined that this Agreement, the Domestication, the Merger and the Transactions are fair to and in the best interests of SPAC and its shareholders, (b) approved and adopted this Agreement, the Domestication, the Merger and the Transactions and declared their advisability, and (c) recommended that the shareholders of SPAC approve and adopt this Agreement, the Merger and the Transactions and the other SPAC Proposals in the manner contemplated by this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that this Agreement, the Merger and the Transactions are fair to and in the best interests of the Company and the Company Members, (b) approved and adopted this Agreement, the Merger and the Transactions and declared their advisability, and (c) recommended that the Company Members approve and adopt this Agreement, the Merger and the Transactions in the manner contemplated by this Agreement;

WHEREAS, the members of each of HoldCo and Merger Sub have approved and adopted this Agreement, the Merger and the Transactions and declared their advisability;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, its officers and directors, Swiftmerge Holdings, LP (“Sponsor”), and the Company have entered into the A&R Sponsor Letter Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, the Anchor Investors, the NRA Parties and the Company have entered into certain letter agreements in substantially the form set forth on Exhibit C (collectively, the “Investor Letter Agreements”);

WHEREAS, in connection with the Closing, SPAC, HoldCo and certain of the Company Members shall enter into the Tax Receivable Agreement substantially in the form attached hereto as Exhibit D (the “Tax Receivable Agreement”); and

WHEREAS, in connection with the Closing, SPAC, Sponsor and certain other parties shall enter into an Amended and Restated Registration Rights Agreement mutually acceptable to SPAC, Sponsor and the Company (the “Registration Rights Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

DEFINITIONS

SECTION 1.01 Certain Definitions. For purposes of this Agreement.

“A&R HoldCo LLC Agreement” is defined in Section 4.04(b)(iii).

“A&R Sponsor Letter Agreement” means that certain amended and restated letter agreement by and among SPAC, the Sponsor Related Parties and the Company, dated as of the Execution Date and in substantially the form set forth on Exhibit E, pursuant to which, among other things, each of SPAC and the Sponsor Related Parties shall (a) vote their SPAC Ordinary Shares in favor of this Agreement, the Merger, the Transactions and the SPAC Proposals, (b) take all other actions necessary to consummate the Transactions, (c) not transfer their SPAC Ordinary Shares prior to the Closing, (d) agree to certain lock-up provisions with respect to their shares of Surviving PubCo Class A Common Stock for twelve (12) months following the Closing, (e) with respect to each Sponsor Related Party, waive and not otherwise perfect any anti-dilution or similar protection with respect to any SPAC Ordinary Shares beneficially owned by such Sponsor Related Party, (f) waive any and all Redemption Rights in connection with the Transactions, (g) with respect to Sponsor, assume liability and responsibility for any SPAC Liabilities and (h) effective immediately prior to the Domestication and conditioned upon the Closing, surrender all SPAC Ordinary Shares and SPAC Private Warrants held by the Sponsor Related Parties other than an aggregate of 763,988 SPAC Class A Ordinary Shares to be retained by the Sponsor Related Parties.

“A&R Surviving Company LLC Agreement” is defined in Section 3.05.

“Action” is defined in Section 5.09.

“affiliate” means, with respect to any specified person, any person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Affiliate Loan” is defined in Section 6.03(i).

“Aggregate Company Common Unit Share Consideration” means (a) the Merger Consideration, minus (b) the Aggregate Company Preferred Unit Share Consideration.

“Aggregate Company Preferred Unit Share Consideration” means that number of shares of either (a) Surviving PubCo Class A Common Stock or (b) Surviving PubCo Class C Common Stock (with one HoldCo Unit to accompany each share of Surviving PubCo Class C Common Stock) equal to (x) the Preferred Settlement Amount, divided by (y) $10.00.

“Agreement” is defined in the Preamble.

“Alternative Transaction” is defined in Section 8.04.

“Anchor Investors” means the parties set forth on Section 1.01(a) of the SPAC Disclosure Schedule.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, (ii) the UK Bribery Act 2010, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, (v) Italian Legislative Decree 231/2001, (vi) Articles 318 and 319 of the Italian Criminal Code, (vii) Article 2635 of the Italian Civil Code, (viii) Law 190/2012 and (ix) similar legislation applicable to the Company or any Company Subsidiary from time to time.

“Approved Exchange” means the Nasdaq Global Select Market, Nasdaq Global Market, Nasdaq Capital Market.

“Available Cash” shall equal, as of the Closing, the amount equal to the sum of (i) the amount of funds contained in the Trust Account (net of the SPAC Shareholder BCA Redemption Amount), plus (ii) any cash held by SPAC in any working capital or similar account, plus (iii) the net amount of proceeds actually received by SPAC pursuant to each Equity Financing.

“BCA Redemption Offer” is defined in the Recitals.

“Blue Sky Laws” is defined in Section 5.05(b).

“BofA” means BofA Securities, Inc., as representative of the underwriters.

“Business Combination” has the meaning ascribed to such term in the SPAC Articles of Association.

“Business Combination Proposal” is defined in definition of “SPAC Proposals.”

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, New York or Dallas, Texas; provided that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processors, databases, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, and any Software and systems provided via the cloud or “as a service,” that are owned or used in the conduct of the business of the Company or any Company Subsidiaries.

“Certificate of Domestication” is defined in Section 2.02.

“Certificate of Merger” is defined in Section 3.02(a).

“Claims” is defined in Section 7.03.

“Class 1 Payout” has the respective meaning set forth in the Company LLC Agreement.

“Class 1 Preferred Units” has the respective meaning set forth in the Company LLC Agreement.

“Closing” is defined in Section 3.04.

“Closing Company Financial Statements” is defined in Section 8.01(a).

“Closing Date” is defined in Section 3.04.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Exchange Ratio” means (a) the Aggregate Company Common Unit Share Consideration; divided by (b) the aggregate number of Company Common Units outstanding as of immediately prior to the Effective Time.

“Company” is defined in the Preamble.

“Company Board” is defined in the Recitals.

“Company Common Units” means the common units issued by the Company.

“Company Disclosure Schedule” is defined in Article V.

“Company Independent Petroleum Engineers” is defined in Section 5.20(a).

“Company Independent Reserve Report Letter” is defined in Section 5.20(a).

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or any Company Subsidiary or to which the Company or any Company Subsidiary otherwise has a right to use.

“Company LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement of the Company, dated as of November 3, 2010, as amended by that certain First Amendment thereto, dated as of October 5, 2011, that certain Second Amendment, effective as of October 7, 2019 and that certain Third Amendment, effective as of May 7, 2024.

“Company Material Adverse Effect” means any result, occurrence, fact, event, circumstance, change or effect that, individually or in the aggregate with all other effects, would or would reasonably be expected to (a) have a material adverse effect on the business, properties, assets, condition (financial or otherwise), liabilities, or operations of the Company and the Company Subsidiaries taken as a whole, or (b) prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which the Company and the Company Subsidiaries operate; (iii) any downturn or changes in general economic conditions, including general conditions in the financial markets, credit markets, currency markets or capital markets, including (1) changes in interest rates or credit ratings; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market; (iv) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics and other force majeure events (including any escalation or general worsening thereof); (v) changes in commodity prices, conditions affecting Environmental Attribute prices and the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids, carbon dioxide, methane, nitrous oxide, fluorinated and other “greenhouse” gases and other commodities; (vi) any anti-dumping actions, international tariffs, Sanctions, trade policies or disputes or any “trade war” or similar actions (including in connection with any dispute involving the Russian Federation and Ukraine); (vii) changes in condition or developments generally applicable to the oil and gas industry in the United States or Europe or any area or areas in which the Company or the Company Subsidiaries operate; (viii) any reclassification or recalculation of oil and gas reserves of the Company or the Company Subsidiaries; (ix) any actions taken or not taken by the Company or the Company Subsidiaries, as required by this Agreement or any Transaction Document; (x) any result, occurrence, fact, event, circumstance, change or effect attributable to the announcement or execution, pendency, negotiation or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities); (xi) any result, occurrence, fact, event, circumstance, change or effect attributable to any matter set forth on Section 1.01(a) of the Company Disclosure Schedule or otherwise disclosed on the Company Disclosure Schedule, (xii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (xii) shall not prevent a determination that any result, occurrence, fact, event, circumstance, change or effect underlying such failure has resulted in a Company Material Adverse Effect; or (xiii) or any actions taken, or failures to take action, or such other changes or events, in each case, which SPAC has requested or to which it has consented in writing, except in the cases of clauses (i) through (vi), to the extent that the Company and the Company Subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants of similar size in the industries and geographic areas in which the Company and the Company Subsidiaries operate.

“Company Members” means, as of a particular date, the equityholders of the Company as of such date.

“Company-Owned Registered IP” is defined in Section 5.13(a).

“Company Permits” is defined in Section 5.06(a).

“Company Preferred Units” means the Class 1 Preferred Units issued by the Company.

“Company Requisite Approval” is defined in Section 9.01(e).

“Company Subsidiary” means each direct and indirect subsidiary (of any tier) of the Company.

“Company Transaction Expenses” means as of the Effective Time, and without duplication, all fees and expenses incurred, paid or payable by the Company, the Company Subsidiaries, the Company Members or any of their affiliates or on their behalf in connection with, or otherwise related to, the authorization, planning, structuring, preparation, drafting, negotiation, execution and performance of this Agreement, the Transaction Documents, the Transactions and the performance and compliance with all agreements and conditions contained herein, including (without limitation): (a) the fees, expenses and disbursements of counsel and accountants, due diligence expenses, advisory and consulting fees and expenses, and other third-party fees, (b) any transaction, retention, change in control or similar bonuses, severance payments or other service provider-related payments payable by the Company Members, the Company or any Company Subsidiary as of or after the Closing Date (including the employer portion of any withholding, payroll, employment or similar Taxes, if any, associated therewith) as a result of, or in connection with, the consummation of the Transactions contemplated hereby; (c) transfer Taxes incurred, paid or payable by the Company Members, the Company or any Company Subsidiary; (d) any and all fees incurred in connection with efforts to comply with the listing standards of an Approved Exchange at Closing, including but not limited to, “round-lot” holder requirements, total shareholder requirements, “public float” requirements and any additional requirements of an Approved Exchange required for listing; (e) any and all filing fees payable to Governmental Authorities or other third parties in connection with the Transactions; and (f) any premiums, commissions, Taxes or other expenses arising in connection with obtaining D&O Insurance covering the directors and officers of Surviving PubCo following the Closing.

“Company Units” means the limited liability company interests of the Company, comprised of Company Common Units and Company Preferred Units.

“Confidential Information” means any information, knowledge or data concerning the businesses or affairs of the Company or the Company Subsidiaries that is not already generally available to the public, including information of third parties that the Company or the Company Subsidiaries are bound to keep confidential.

“Continental” means Continental Stock Transfer & Trust Company.

“Continuing Partnership” is defined in Section 8.12(a)(ii).

“Contracting Parties” is defined in Section 11.11.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof).

“D&O Insurance” is defined in Section 8.06(c).

“Defensible Title” means the Company’s or one or more Company Subsidiaries’, as applicable, title (as of the Execution Date and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (a) entitles the Company (or one or more Company Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Independent Reserve Report Letter of all Hydrocarbons produced from or allocated to such Oil and Gas Properties throughout the life of such Oil and Gas Properties, except, in each case, for any decreases (i) in connection with those operations in which the Company or any of its Subsidiaries may elect after the Execution Date to be a non-consenting co-owner, (ii) resulting from the establishment or amendment of pools or units after the Execution Date or (iii) required to allow other working interest owners to make up past underproduction or pipelines to make up past under-deliveries, and (b) is free and clear of all Liens (other than Permitted Liens).

“Deferred Underwriting Fees” shall mean the amount of deferred underwriting fees in connection with the IPO payable to the underwriters upon consummation of a Business Combination pursuant to the Underwriting Agreement, dated as of December 14, 2021, by and among SPAC and BofA.

“DGCL” is defined in the Recitals.

“Director Election Proposal” is defined in definition of “SPAC Proposals.”

“DLLCA” is defined in the Recitals.

“Domestication” is defined in the Recitals.

“Domestication Effective Time” is defined in Section 2.02.

“Domestication Proposal” is defined in definition of “SPAC Proposals.”

“Effective Time” is defined in Section 3.04.

“Employee Benefit Plan” means any plan that is an “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, any retirement or deferred compensation plan, incentive compensation plan, bonus, stock option, stock purchase, restricted stock, other equity-based compensation plan (including partnership interests), agreement, program or arrangement, performance award, incentive, retiree medical or life insurance, death or disability benefit, supplemental retirement, severance, retention, change in control, employment, bonus or benefit, unemployment compensation, consulting, fringe benefit, sick pay, insurance or hospitalization, flexible benefit, cafeteria, dependent care and vacation plans, agreements (including employment and consulting agreements), programs or arrangements or any other employee benefit plans, agreements, programs or arrangements, whether written or unwritten, (a) that the Company or any Company Subsidiary sponsors or maintains, or to which the Company or any Company Subsidiary contributes or has an obligation to contribute for the benefit of any current or former employee, director, consultant, independent contractor or agent of the Company or any Company Subsidiary, or (b) with respect to which the Company or any Company Subsidiary has or may have any liability, whether direct, indirect or contingent, including liability with respect to employees living and working outside the United States.

“Employment Agreements” is defined in Section 8.05(a).

“Environmental Attributes” means any and all existing and future legal and beneficial environmental rights or entitlements that are capable of being measured, verified, calculated or commoditized, including environmental credits, benefits, reductions, Tax credits, certificates, offsets, or allowances attributable to or arising out of the operations of the Company or any of its subsidiaries, whether generated, created, or issued under a private program or under a legislative, regulatory, governmental or quasi-governmental program or scheme of any kind. “Environmental Attributes” include: (a) any Governmental Authority or private cash payment, tradable instrument or similar right, grant or license relating to the production of renewable fuel or electric energy, avoidance of emission of any gas, chemical or other substance to the air, soil, or water, or sequestration of carbon dioxide; (b) renewable energy credits or renewable energy certificates; (c) carbon reduction credits, offsets, or allowances; (d) credits under the California Low Carbon Fuel Standard or similar low carbon fuel program of any jurisdiction or voluntary crediting organization; and (e) renewable identification numbers issued pursuant to the federal Renewable Fuels Standard.

“Environmental Laws” means any applicable Laws, including applicable Italian environmental law, relating to: (a) Releases or threatened Releases of, or exposure of any person to Hazardous Substances; (b) the generation, manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances; or (c) pollution or protection of the environment, natural resources or human health and safety (to the extent related to exposure to Hazardous Substances).

“Equitable Adjustment” is defined in Section 3.07.

“Equity Financing” means any private placement offering of equity securities of Surviving Pubco and any private placement of equity securities of SPAC, on terms mutually acceptable to SPAC and the Company, completed at or prior to the Closing to raise proceeds in connection with the Transactions (excluding, for the avoidance of doubt, any working capital loans).

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” is defined in Section 5.05(b).

“Execution Date” is defined in the Preamble.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Financial Statements” is defined in Section 5.07(a).

“Fraud” means, with respect to a party to this Agreement, an intentional fraud (with scienter) with respect to the making of the representations and warranties pursuant to Article V or Article VI (as applicable). For the avoidance of doubt, the definition of Fraud in this Agreement does not include equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence.

“GAAP” is defined in Section 5.07(a).

“Governmental Authority” is defined in Section 5.05(b).

“Hazardous Substance(s)” means (a) those substances, chemicals or materials regulated under Environmental Laws, (b) petroleum and petroleum products, including crude oil and any fractions thereof, (c) polychlorinated biphenyls, per- and polyfluoroalkyl substances, asbestos, urea formaldehyde foam, polychlorinated biphenyls, and radioactive materials, and (d) hazardous or toxic substances, chemicals or materials regulated under the Legislative Decree n.152 of April 3, 2006 on “Norms on the Environment matter.”

“HoldCo” is defined in the Preamble.

“HoldCo Holder Redemption Right” means, following the Closing, the right of a holder of HoldCo Units (other than the SPAC) to cause HoldCo to redeem one or more of such HoldCo Units for shares of Surviving PubCo Class A Common Stock on a one-for-one basis (subject to adjustment in certain cases), together with the cancellation of the related shares of Surviving PubCo Class C Common Stock, as set forth in the A&R HoldCo LLC Agreement and the Surviving PubCo Certificate of Incorporation.

“HoldCo Interests” means 100% of the issued and outstanding limited liability company interests of HoldCo as of immediately prior to Closing (before giving effect to the A&R HoldCo LLC Agreement).

“HoldCo Units” means the common units of HoldCo, on and after the Closing (after giving effect to the A&R HoldCo LLC Agreement).

“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof, and all minerals, products and substances extracted, separated, processed and produced therefrom or therewith.

“Indebtedness” means, with respect to any person, (a) all indebtedness for borrowed money, including accrued interest, (b) capitalized lease obligations under GAAP, (c) letters of credit, bank guarantees, bankers’ acceptances and other similar instruments, (d) obligations evidenced by bonds, debentures, notes and similar instruments, interest rate protection agreements and currency obligation swaps, hedges or similar arrangements, (e) all obligations to pay the deferred and unpaid purchase price of property, goods, services and equipment which have been delivered, including “earn outs” and “seller notes” and (f) all breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the Transactions in respect of any of the items in the foregoing clauses (a) through (e), and (f) all Indebtedness of another person referred to in clauses (a) through (f) above guaranteed directly or indirectly, jointly or severally, by such person.

“Insurance Policies” is defined in Section 5.17.

“Intellectual Property” means (a) patents, patent applications and patent disclosures, together with all registrations, reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (b) trademarks and service marks, trade dress, designs, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (c) copyrights, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof, (d) trade secrets, know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), and rights in Software, databases, technology, proprietary processes, formulae, algorithms, models, and methodologies, (e) internet domain names and social media accounts, and (f) all other intellectual property or proprietary rights of any kind or description existing anywhere in the world.

“Intended Tax Treatment” is defined in Section 8.12(a).

“Interested Party Transaction” is defined in Section 5.19.

“IPO” means the initial public offering of SPAC Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final Prospectus of SPAC, filed with the SEC on December 14, 2021 (File Nos. 333-254633).

“Italian Subsidiaries” means (a) AleAnna Italia S.p.A., a Società per Azioni organized under the laws of Italy, registered with the Companies’ Register (Registro delle Imprese) of Basilicata under number 10708691000 and (b) AleAnna Renewable Energy S.r.l., a società a responsabilità limitata organized under the laws of Italy, registered with the Companies’ Register (Registro delle Imprese) of Basilicata under number 17067251003.

“Investor Letter Agreements” is defined in the Recitals.

“knowledge” or “to the knowledge” of a person shall mean in the case of the Company, the actual knowledge of Marco Brun, William (Bill) Dirks and Tristan G. Yopp after reasonable inquiry, and, in the case of SPAC, the actual knowledge of George Jones, John Bremner, Christopher J. Munyan and Aston Loch after reasonable inquiry.

“Law” means any applicable federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, including any of the foregoing applicable in Italy or the United States of America or any of their respective political subdivisions.

“Lien” means any lien, security interest, mortgage, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created (a) under applicable securities laws, (b) at the request of the SPAC Parties and (c) under the Transaction Documents).

“Material Contracts” is defined in Section 5.16(a).

“Merger” is defined in the Recitals.

“Merger Consideration” means 65,098,476 shares of either or a combination of (a) Surviving PubCo Class A Common Stock or (b) Surviving PubCo Class C Common Stock (with one HoldCo Unit to accompany each share of Surviving PubCo Class C Common Stock).

“Merger Sub” is defined in the Preamble.

“Merger Sub Interests” means 100% of the issued and outstanding limited liability company interests of Merger Sub as of immediately prior to Closing.

“Nasdaq” means the Nasdaq Capital Market.

“Non-Disclosure Agreement” means that certain Mutual Confidentiality Agreement, dated as of March 25, 2024, by and between SPAC and the Company.

“Nonparty Affiliates” is defined in Section 11.11.

“Notice Date” is defined in Section 4.02(a).

“NRA Parties” means the parties set forth on Section 1.01(b) of the SPAC Disclosure Schedule.

“Oil and Gas Contract” means any Hydrocarbon production sharing contract, lease or license or other similar agreement or right binding on the Company or any of the Company Subsidiaries to explore for, develop, use, produce, sever, process and operate any Hydrocarbons, whether onshore or offshore, and associated fixtures or structures for a specified period of time, including any material farm-out or farm-in agreement, operating agreement, unit agreement, pooling or communitization agreement, declaration or order, joint venture, option or acquisition agreement, any material Hydrocarbons production, sales, marketing, gathering, treating, transportation, exchange and processing contract and agreement, or any other contract held for exploration or production of any Hydrocarbons, or the disposition of any Hydrocarbons produced therefrom, in each case to which the Company or any of the Company Subsidiaries is a party.

“Oil and Gas Leases” means all leases, subleases, applications for permits, applications for concessions, permits, concessions, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a person leases, subleases, grants, transfers, conveys, assigns, approvers, permits, licenses, or otherwise acquires or obtains rights to investigate, explore, prospect, drill and produce Hydrocarbons, whether onshore or offshore, including casinghead gas, casinghead gasoline, gas-condensate and other minerals from real property interests.

“Oil and Gas Properties” means (a) all direct and indirect interests in and rights with respect to Hydrocarbon, mineral, water, or storage of such said interests and similar properties of any kind and nature, whether onshore or offshore, including all Oil and Gas Leases and interests in lands covered thereby or included in Oil and Gas Units with which the Oil and Gas Leases may have been pooled, communitized or unitized, working, leasehold and mineral interests and estates and operating rights and Production Burdens and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization, communitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds and, in each case, interests thereunder), fee interests, reversionary interests, back-in interests, reservations and concessions; and (b) all Wells located on or producing from or injecting on any of the Oil and Gas Leases, Oil and Gas Units or mineral interests and the rights to all Hydrocarbons and other minerals produced therefrom (including the proceeds thereof).

“Oil and Gas Units” means all pooled, communitized or unitized acreage that includes all or a part of any Oil and Gas Lease.

“Organizational Documents” means the articles of incorporation, certificate of incorporation, charter, bylaws, articles or certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a person, including any amendments thereto.

“Other Organizational Document Proposal” is defined in definition of “SPAC Proposals.”

“Other SPAC Shareholder Approval” means the approval of the Other Organizational Document Proposal by ordinary resolutions, being a resolution passed by a simple majority of the members of SPAC as, being entitled to do so, vote in person or by proxy at the SPAC Shareholders’ Meeting (or any adjournment thereof), in accordance with the Organizational Documents of SPAC and applicable Law.

“Outside Date” is defined in Section 10.01(b).

“party” or “parties” means, individually or collectively, SPAC, HoldCo, Merger Sub and the Company.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Permitted Liens” means (a) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s or any Company Subsidiary’s assets that are subject thereto, (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, (c) Liens for Taxes not yet due and delinquent, or if delinquent, being contested in good faith through appropriate proceedings and for which appropriate reserves have been made in accordance with GAAP and which are listed in Section 1.01(b) of the Company Disclosure Schedule or SPAC Disclosure Schedule, as applicable, (d) zoning, entitlement, conservation restriction and other land use and Environmental Laws promulgated by Governmental Authorities, (e) non-exclusive licenses (or sublicenses) of Company-Owned Registered IP granted in the ordinary course of business, (f) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (g) Liens identified in the Financial Statements, (h) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest, (i) to the extent not applicable to the Transactions contemplated by this Agreement or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Material Contracts that have been made available to SPAC prior to the date hereof and would not be reasonably expected to materially affect the value, use or operation of the property encumbered thereby, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, shareholders agreements, consents, and other similar agreements and documents; (j) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Independent Reserve Report Letter; (k) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, Material Contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Lien (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to materially affect the value, use or operation of the property encumbered thereby; (l) any Liens discharged at or prior to the Effective Time; and (m) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights of way, covenants, restrictions and other similar matters that (i) would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, (ii) would not, individually or in the aggregate, reduce the net revenue interest share of the Company and the Company Subsidiaries in any Oil and Gas Lease below the net revenue interest share shown in the Company Independent Reserve Report Letter with respect to such Oil and Gas Lease or increase the working interest of the Company and the Company Subsidiaries (without at least a proportionate increase in net revenue interest) in any Oil and Gas Lease above the working interest shown on the Company Independent Reserve Report Letter with respect to such Oil and Gas Lease and (iii) would not be reasonably expected to materially affect the value, use or operation of the property encumbered thereby.

“person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority or any “group” within the meaning of Section 13(d) of the 1934 Act.

“Preferred Exchange Ratio” means (a) the Aggregate Company Preferred Unit Share Consideration divided by (b) the aggregate number of Company Preferred Units outstanding as of immediately prior to the Effective Time, and as further adjusted pursuant to Section 3.07, if applicable.

“Preferred Settlement Amount” means the aggregate Class 1 Payout owed to the holders of Company Preferred Units in connection with the Transactions contemplated hereunder pursuant to the Company LLC Agreement.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments (volumetric or otherwise), net profit interests, carried interests, non-participating royalty interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

“Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed or otherwise made available by or on behalf of the Company or any Company Subsidiary, from which the Company or any Company Subsidiary has derived previously, is currently deriving or is scheduled to derive, revenue from the sale or provision thereof.

“Proxy Statement” is defined in Section 8.01(b).

“Qualifying Termination Event” is defined Section 10.02.

“Redemption Rights” means the redemption rights provided for in Article 49 of the SPAC Articles of Association.

“Registered Intellectual Property” means (a) utility models, supplementary protection certificates, patents and applications for any of the foregoing, (b) registered trademarks, service marks, designs, trade names, logos, trade dress, and slogans and applications to register any of the foregoing, (c) registered copyrights and applications for copyright registrations, and (d) domain name registrations.

“Registration Rights Agreement” is defined in the Recitals.

“Registration Statement” is defined in Section 8.01(b).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping or disposing of any Hazardous Substances into or through the environment.

“Remedies Exceptions” is defined in Section 5.04.

“Representatives” is defined in Section 8.03(a).

“Required Organizational Document Proposal” is defined in definition of “SPAC Proposals.”

“Required SPAC Proposals” means, collectively, the SPAC Proposals, except for the Other Organizational Document Proposal.

“Required SPAC Shareholder Approval” means (a) the approval of the Domestication Proposal, and the Required Organizational Document Proposal by special resolutions, being a resolution passed by the holders of at least two-thirds of the SPAC Ordinary Shares present in person or by proxy at the SPAC Shareholders’ Meeting (or any adjournment thereof), in accordance with the Organizational Documents of SPAC and applicable Law, and (b) the approval of the Business Combination Proposal, the Share Issuance Proposal, and the Director Election Proposal by ordinary resolutions, being a resolution passed by the holders of at least a simple majority of the SPAC Ordinary Shares as, being entitled to do so, vote in person or by proxy at the SPAC Shareholders’ Meeting (or any adjournment thereof), in accordance with the Organizational Documents of SPAC and applicable Law.

“Rights-of-Way” is defined in Section 5.12(c).

“Sanctioned Person” means at any time any person (a) listed on any Sanctions-related list of designated or blocked persons, (b) the government of, resident in, located in, or organized under the Laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Russia, Syria, and the Crimea, so-called Donetsk People’s Republic (DNR), and so-called Luhansk People’s Republic (LNR) regions of Ukraine), or (c) majority-owned or controlled by any combination of the foregoing.

“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (a) the United States (including without limitation the U.S. Treasury Office of Foreign Assets Control) and the Italian Republic or (b) any other similar Governmental Authority and Italian Governmental Authority with jurisdiction over the Company or any Company Subsidiary from time to time.

“SEC” is defined in Section 6.07(a).

“Share Issuance Proposal” is defined in definition of “SPAC Proposals.”

“Securities Act” is defined in Section 5.05(b).

“Software” means all computer software (including smartphone or tablet applications, HTML code, and firmware and other software embedded in hardware devices), systems and databases, firmware, data files, object codes and source codes, development tools, user interfaces, websites, manuals and all versions thereof and other software specifications and all documentation related to any of the foregoing.

“SPAC” is defined in the Preamble.

“SPAC Articles of Association” means the Amended and Restated Memorandum and Articles of Association of SPAC adopted by special resolution on December 14, 2021, as amended by those certain amendments to the Amended and Restated Memorandum and Articles of Association of SPAC, as adopted by special resolution on June 15, 2023, as amended by those certain amendments to the Amended and Restated Memorandum and Articles of Association of SPAC, adopted by special resolution on March 15, 2024.

“SPAC Board” is defined in the Recitals.

“SPAC Board Change in Recommendation” is defined in Section 8.02(b).

“SPAC Board Recommendation” is defined in Section 8.02(a).

“SPAC Class A Ordinary Shares” means SPAC’s Class A ordinary shares, par value $0.0001 per share.

“SPAC Class B Ordinary Shares” means SPAC’s Class B ordinary shares, par value $0.0001 per share.

“SPAC Disclosure Schedule” means SPAC’s disclosure schedule delivered by SPAC in connection with this Agreement.

“SPAC Intervening Event” means any result, occurrence, fact, event, circumstance, change or effect that (a) has a material adverse effect on the business, assets, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, (b) was not known or reasonably foreseeable to the SPAC Board as of the date hereof and that becomes known to the SPAC Board after the date hereof and prior to the receipt of the SPAC Shareholder Approval and (c) that does not relate to (i) an Alternative Transaction or (ii) any required clearance of the Transactions by a Governmental Authority or any other applicable Laws, including any action in connection therewith taken pursuant to or required to be taken pursuant to Section 8.02; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “SPAC Intervening Event”: any result, occurrence, fact, event, circumstance, change or effect to the extent that such result, occurrence, fact, event, circumstance, change or effect is excluded from the determination of a “Material Adverse Effect” pursuant to the definition thereof. Notwithstanding the foregoing, the amount of redemptions and corresponding reduction of funds in the Trust Fund pursuant to the exercise of Redemption Rights shall not be deemed to be a SPAC Intervening Event.

“SPAC Intervening Event Notice” is defined in Section 8.02(b).

“SPAC Intervening Event Notice Period” is defined in Section 8.02(b).

“SPAC Liabilities” shall mean any Indebtedness or other unpaid or contingent liabilities of SPAC, including any SPAC Transaction Expenses and any loans by the Sponsor Related Parties to SPAC (including the Affiliate Loans).

“SPAC Material Adverse Effect” means any result, occurrence, fact, event, circumstance, change or effect that (a) prevents, materially impairs or materially delays, or would reasonably be expected to prevent, materially impair or materially delay, the ability of SPAC to perform its obligations under this Agreement or the Transaction Documents to which it is a party, including the consummation of the Transactions, or (b) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, liabilities, business, results of operations or financial condition of SPAC; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a SPAC Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of GAAP; (ii) events or conditions generally affecting the geographic areas to which the SPAC relates; (iii) any downturn or changes in general economic conditions, including general conditions in the financial markets, credit markets, currency markets or capital markets; (iv) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics and other force majeure events (including any escalation or general worsening thereof); (v) any actions taken or not taken by the SPAC, as required by this Agreement or any Transaction Document; (vi) any result, occurrence, fact, event, circumstance, change or effect attributable to the announcement or execution, pendency, negotiation or consummation of the Transactions; except in the cases of clauses (i) through (v), to the extent that the SPAC is materially disproportionately affected thereby as compared with other SPACs.

“SPAC Ordinary Shares” means, prior to the Closing, the SPAC ordinary shares, par value $0.0001 per share.

“SPAC Party” and “SPAC Parties” are defined in the Preamble.

“SPAC Preference Shares” is defined in Section 6.03(a).

“SPAC Private Warrants” means the warrants to purchase SPAC Class A Ordinary Shares issued by SPAC in a private placement to the Sponsor and Anchor Investors in connection with the IPO, with each whole warrant exercisable for one share of SPAC Class A Ordinary Shares at an exercise price of $11.50.

“SPAC Proposals” means the following proposals, collectively, to be considered at the SPAC Shareholders’ Meeting: (i) approval and adoption of this Agreement, the Merger and the other Transactions (the “Business Combination Proposal”), (ii) the approval and adoption of the Domestication in accordance with applicable Law (the “Domestication Proposal”), (iii) approval of the issuance of shares of Surviving PubCo Class A Common Stock, shares of Surviving PubCo Class B Common Stock and shares of Surviving PubCo Class C Common Stock as contemplated by this Agreement, including shares issuable upon exercise of the HoldCo Holder Redemption Right, under Nasdaq Listing Rule 5635(d) (the “Share Issuance Proposal”), (iv) approval of the Surviving PubCo Certificate of Incorporation (the “Required Organizational Document Proposal”), (v) approval of certain non-binding proposals relating to the approval of the Surviving PubCo Certificate of Incorporation (the “Other Organizational Document Proposal”), (vi) the election of the individuals to be identified by the Company following the date of this Agreement, but prior to the Closing, to serve as members of the Surviving PubCo Board following the Closing (the “Director Election Proposal”), (vii) any other proposals as may be mutually agreed by SPAC and the Company as necessary to effectuate the Transactions and (viii) adjournment of the SPAC Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing; provided that clauses (v) and (vii) shall, unless otherwise agreed between SPAC and the Company, not be a SPAC Proposal for purposes of Section 9.01(a) and Section 10.01(d).

“SPAC Public Warrants” means the redeemable whole warrants to purchase SPAC Ordinary Shares issued by SPAC and sold as part of SPAC Units in the IPO, with each whole warrant exercisable for one SPAC Ordinary Share at an exercise price of $11.50.

“SPAC SEC Reports” is defined in Section 6.07(a).

“SPAC Shareholder Approval” means, collectively, the Required SPAC Shareholder Approval and the Other SPAC Shareholder Approval.

“SPAC Shareholder BCA Redemption Amount” means the aggregate amount of cash proceeds required to satisfy any exercise by shareholders of SPAC of the Redemption Rights pursuant to and in accordance with the SPAC Articles of Association.

“SPAC Shareholders’ Meeting” means the meeting of SPAC’s shareholders (including any adjournment or postponement thereof) to be held to consider the SPAC Proposals.

“SPAC Tail Policy” is defined in Section 8.06(d).

“SPAC Transaction Expenses” means as of the Effective Time and without duplication, all accrued and unpaid third party fees and expenses incurred in connection with, or otherwise related to, SPAC’s initial public offering and the Transactions, the negotiation and preparation of this Agreement and the other documents contemplated hereby and the performance and compliance with all agreements and conditions contained herein to be performed or complied with at or before the Closing, including the fees, expenses and disbursements of counsel and accountants, due diligence expenses, any amounts payable in connection with the Investor Letter Agreements, any premiums, commissions, Taxes or other expenses arising in connection with the BCA Redemption Offer, costs or other expenses arising in connection with an extension of the Trust Account, SPAC Tail Policy, Deferred Underwriting Fees, advisory and consulting fees and expenses, and other third-party fees, in each case, of SPAC or any of its subsidiaries (including HoldCo) as of the Closing.

“SPAC Units” means one SPAC Class A Ordinary Share and one-half of one SPAC Warrant.

“SPAC Warrant Agreement” means the Warrant Agreement between Continental and SPAC, dated December 14, 2021, as it may be amended, supplemented, or modified in accordance with this Agreement.

“SPAC Warrants” means, collectively, the SPAC Private Warrants and the SPAC Public Warrants.

“Sponsor” is defined in the Recitals.

“Sponsor Advance” means that certain $200,000 advance provided to SPAC by Sponsor on May 19, 2023, together with any advances or reimbursable expenses otherwise owed to any Sponsor Related Party.

“Sponsor Note” means that certain unsecured Promissory Note, dated as of September 15, 2023, issued by SPAC in favor of Sponsor with an aggregate balance outstanding of $600,000 as of December 31, 2023.

“Sponsor Related Parties” means the Sponsor, its affiliates and any Representatives of the foregoing (including the officers and directors of SPAC as of the Execution Date).

“subsidiary” or “subsidiaries” means, with respect to any person, any legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of such person or a combination thereof, or (b) if a legal entity (other than a corporation), (i) a majority of the securities or other similar ownership interests having the power to elect a majority of the board of directors or other persons performing similar functions, (ii) a general partner interest or (iii) a managing member interest, is at the time owned or controlled, directly or indirectly, by such person or one or more Subsidiaries of such person or a combination thereof. The term “subsidiary” shall include all subsidiaries of such subsidiary.

“Supplier” means any person that supplies inventory or other materials or personal property, components, or other goods or services (including, design, development and manufacturing services) that comprise or are utilized in the business of the Company or any Company Subsidiary.

“Surviving Company” is defined in Section 3.02(b).

“Surviving PubCo” is defined in the Recitals.

“Surviving PubCo Board” is defined in Section 8.13(a).

“Surviving PubCo Bylaws” is defined in the Recitals.

“Surviving PubCo Certificate of Incorporation” is defined in the Recitals.

“Surviving PubCo Class A Common Stock” means the shares of Class A common stock of Surviving PubCo, as set forth in the Surviving PubCo Certificate of Incorporation.

“Surviving PubCo Class B Common Stock” means the shares of Class B common stock of Surviving PubCo, as set forth in the Surviving PubCo Certificate of Incorporation.

“Surviving PubCo Class C Common Stock” means the shares of Class C common stock of Surviving PubCo, as set forth in the Surviving PubCo Certificate of Incorporation.

“Tax” or “Taxes” means any and all taxes, duties, levies or other similar governmental assessments, charges and fees in the nature of taxes imposed by any Governmental Authority, including, income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, withholding, occupancy, escheat, unclaimed property, municipal, alternative or add-on, license, severance, capital, production, ad valorem, excise, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, in each case imposed by any Governmental Authority, whether disputed or not, together with all interest, penalties, fines, assessments and additions to tax imposed with respect thereto by a Governmental Authority.

“Tax Receivable Agreement” is defined in the Recitals.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes or the administration of Tax-related matters, including any schedule or attachment thereto and any amendment thereof, in each case provided or required to be provided to a Governmental Authority.

“Terminating Company Breach” is defined in Section 10.01(f).

“Terminating SPAC Breach” is defined in Section 10.01(g).

“Total Closing Surviving PubCo Class A Common Stock” means the total number of shares of Surviving PubCo Class A Common Stock issued and outstanding immediately after the Closing (following (a) the redemption of SPAC Ordinary Shares in the BCA Redemption Offer, (b) the surrender of SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares pursuant to the A&R Sponsor Letter Agreement, (c) the conversion of SPAC Class A Ordinary Shares to shares of Surviving PubCo Class A Common Stock in connection with the Domestication, (d) the conversion of Surviving PubCo Class B Common Stock to shares of Surviving PubCo Class A Common Stock upon the Closing, and (e) the issuance of Surviving PubCo Class A Common Stock as part of the Merger Consideration).

“Transaction Documents” means this Agreement, including all exhibits hereto, the Company Disclosure Schedule, the SPAC Disclosure Schedule, the Surviving PubCo Bylaws, the A&R HoldCo LLC Agreement, the Surviving PubCo Certificate of Incorporation, the A&R Sponsor Letter Agreement, the Non-Disclosure Agreement, the Registration Rights Agreement, the Tax Receivable Agreement, the Investor Letter Agreements, and all other agreements, certificates and instruments executed and delivered by any of the SPAC Parties or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Transactions” means the Domestication, the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, including, without limitation, the issuances of shares of Surviving PubCo Class A Common Stock, shares of Surviving PubCo Class B Common Stock, shares of Surviving PubCo Class C Common Stock and HoldCo Units contemplated under this Agreement (including, without limitation, shares of Surviving PubCo Class A Common Stock issued in exchange for HoldCo Units pursuant to the A&R HoldCo LLC Agreement).

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Trust Account” is defined in Section 6.13.

“Trust Agreement” is defined in Section 6.13.

“Trust Fund” is defined in Section 6.13.

“Trustee” is defined in Section 6.13.

“Virtual Data Room” means the virtual data room established by the Company, access to which was given to SPAC in connection with its due diligence investigation of the Company relating to the Transactions.

“Wells” means all Hydrocarbon wells, whether producing, operating, injecting, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any Oil and Gas Unit that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable person or any of its subsidiaries, together with all Hydrocarbon production from such well.

“Written Consent” is defined in Section 8.16.

SECTION 1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article,” “Section,” “clause,” “Schedule,” and “Exhibit” refer to the specified Article, Section, clause, Schedule or Exhibit of or to this Agreement, (vi) the word “including” or “include” means “including without limitation,” or “include, without limitation,” respectively, (vii) the word “or” shall be disjunctive but not exclusive, (viii) references to any Law shall include any successor legislation and all rules and regulations promulgated thereunder as in effect from time to time in accordance with the terms thereof and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law as amended from time to time, and (ix) references to any contract or agreement, document or instrument shall mean such contract, agreement, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement. All terms defined in this Agreement have the defined meanings when used in any certificate or document made or delivered pursuant to this Agreement, unless otherwise defined in such certificate or other document. The phrase “made available,” “provided” or other similar terms when used in this Agreement with respect to the Company mean that the information or materials referred to have been posted to the Virtual Data Room prior to the date of this Agreement.

(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP as consistently applied by the Company.

ARTICLE II.

BCA REDEMPTION OFFER AND DOMESTICATION

SECTION 2.01 BCA Redemption Offer. Prior to the Domestication Effective Time (as defined below), SPAC shall redeem each SPAC Class A Ordinary Share from SPAC’s shareholders who shall have elected to redeem their SPAC Class A Ordinary Shares for the consideration, and on the terms and subject to the conditions, set forth in the SPAC Articles of Association.

SECTION 2.02 Domestication. Subject to receipt of the Required SPAC Shareholder Approval, on the Closing Date and following the completion of the BCA Redemption Offer but prior to the Effective Time, SPAC shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a certificate of domestication (the “Certificate of Domestication”) with respect to the Domestication, together with the Surviving PubCo Certificate of Incorporation, in each case, in accordance with the provisions thereof and applicable Law, (b) completing and making and procuring all those filings required to be made with the Cayman Islands Registrar of Companies in connection with the Domestication, and (c) obtaining a certificate of de-registration from the Cayman Islands Registrar of Companies. The Domestication shall become effective at the time when the Certificate of Domestication has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by SPAC and the Company in writing and specified in the Certificate of Domestication (the “Domestication Effective Time”).

SECTION 2.03 Bylaws of Surviving PubCo. SPAC shall take all actions necessary to, at the Domestication Effective Time, adopt the Surviving PubCo Bylaws.

SECTION 2.04 Effect of Domestication on the Shares of SPAC. At the Domestication Effective Time, by virtue of the Domestication and without any action on the part of SPAC or any equity holders of the Company:

(a) each then issued and outstanding SPAC Class A Ordinary Share will convert automatically, on a one-for-one basis, into one share of Surviving PubCo Class A Common Stock;

(b) each then issued and outstanding SPAC Class B Ordinary Share will convert automatically, on a one-for-one basis, into one share of Surviving PubCo Class B Common Stock;

(c) each then issued and outstanding SPAC Warrant will convert automatically, on a one-for-one basis, into a warrant to acquire Surviving PubCo Class A Common Stock, in the same form and on the same terms and conditions (including the same “warrant price” and number of shares of common stock subject to such warrant) as the converted common warrant of the SPAC;

(d) a series of Surviving PubCo Class C Common Stock shall be authorized, each share of which will have voting rights equal to a share of Surviving PubCo Class A Common Stock but which shall have no entitlement to earnings or distributions of Surviving PubCo; and

(e) SPAC’s name shall be changed to “AleAnna, Inc.”

ARTICLE III.

COMBINATION TRANSACTIONS

SECTION 3.01 Pre-Closing Contribution. On the Closing Date and following the Domestication but prior to the Merger, (i) Surviving PubCo shall contribute to HoldCo (A) all of its assets (excluding its interests in HoldCo), including, for the avoidance of doubt, the Available Cash, and (B) a number of newly issued shares of Surviving PubCo Class C Common Stock equal to the number of HoldCo Units designated to be issued hereunder by the Company pursuant to Section 4.02, and (ii) in exchange therefor, HoldCo shall issue to Surviving PubCo a number of HoldCo Units, which shall equal the number of shares of Total Closing Surviving PubCo Class A Common Stock issued and outstanding immediately after the Closing.

SECTION 3.02 Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, with the Company being the surviving company of the Merger. The Merger shall be evidenced by a Certificate of Merger between Merger Sub and the Company, in substantially the form set forth on Exhibit F (the “Certificate of Merger”).

(b) Upon consummation of the Merger at the Effective Time, the separate limited liability company existence of Merger Sub shall cease and the Company, as the surviving company of the Merger (the “Surviving Company”), shall continue its limited liability company existence under the DLLCA.

SECTION 3.03 Effects of the Merger. From and after the Effective Time, the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Merger Sub and the Company, all as provided under the DLLCA.

SECTION 3.04 Closing; Effective Time. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place by electronic exchange of documentation or by such other means as SPAC and the Company may mutually agree on the date which is no later than three (3) Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as SPAC and the Company may mutually agree. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, the SPAC Parties and the Company shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the DLLCA on the Closing Date. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by SPAC and the Company in writing and specified in the Certificate of Merger, but in any event immediately following the Domestication Effective Time (the “Effective Time”). Immediately after the Effective Time, each share of Surviving PubCo Class B Common Stock issued in connection with the Domestication pursuant to Section 2.04(b) above shall be converted into one (1) share of Surviving PubCo Class A Common Stock in accordance with Surviving PubCo Certificate of Incorporation.

SECTION 3.05 Certificate of Formation and Limited Liability Company Agreement of the Surviving Company. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, the certificate of formation of the Company shall become the certificate of formation of the Surviving Company, and shall be the certificate of formation of the Surviving Company until thereafter amended as provided therein and under the DLLCA. The parties shall take all actions necessary so that the limited liability company agreement of the Surviving Company shall be amended and restated substantially in the form of the Amended and Restated Limited Liability Company Agreement of the Surviving Company set forth on Exhibit G (the “A&R Surviving Company LLC Agreement”), and the A&R Surviving Company LLC Agreement shall be the limited liability company agreement of the Surviving Company until thereafter amended as provided therein and under the DLLCA.

SECTION 3.06 Management and Officers of the Surviving Company. At the Effective Time, HoldCo shall be the managing member of the Surviving Company (and all members of the Company Board immediately prior to the Effective Time shall be removed as managers of the Company as of the Effective Time). The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company, each to hold office in accordance with the A&R Surviving Company LLC Agreement until the earlier of his or her resignation or removal or he or she otherwise ceases to be an officer or until his or her respective successor is duly elected and qualified, as the case may be.

SECTION 3.07 Equitable Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding equity interests of any class or series of SPAC Ordinary Shares or Company Units shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event, then, without duplication, any number, value or amount contained herein which is based upon the number of shares of any class or series of SPAC Ordinary Shares or Company Units will be appropriately adjusted to provide to the holders of Company Units and the holders of SPAC Ordinary Shares the same economic effect as contemplated by this Agreement (such adjustment, an “Equitable Adjustment”); provided, however, that this Section 3.07 shall not be construed to permit any of the parties to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

ARTICLE IV.

EFFECTS OF THE MERGER; CLOSING DELIVERIES; ADJUSTMENT

SECTION 4.01 Effect on Securities and Additional Class A Issuance. At the Effective Time, by virtue of the Merger and without any action on the part of the SPAC Parties, the Company or the holder of any shares of capital stock of any of the foregoing:

(a) Company Common Units. Each Company Common Unit that is issued and outstanding immediately prior to the Effective Time shall thereupon be converted into the right to receive, and the holder of such Company Common Unit shall be entitled to receive from the SPAC Parties:

(i) For each Company Common Unit with respect to which a designation to receive shares of Surviving PubCo Class A Common Stock has been made and not revoked by the Company pursuant to Section 4.02, that number of fully paid and nonassessable shares of Surviving PubCo Class A Common Stock equal to the Common Exchange Ratio.

(ii) For each Company Common Unit with respect to which a designation to receive shares of Surviving PubCo Class C Common Stock and HoldCo Units has been made and not revoked by the Company pursuant to Section 4.02, (A) that number of fully paid and nonassessable shares of Surviving PubCo Class C Common Stock equal to the Common Exchange Ratio, and (B) that number of HoldCo Units equal to the Common Exchange Ratio.

(iii) For each Company Common Unit with respect to which no designation has been made by the Company pursuant to Section 4.02, that number of fully paid and nonassessable shares of Surviving PubCo Class C Common Stock equal to the Common Exchange Ratio.

(b) Company Preferred Units. Each Company Preferred Unit that is issued and outstanding immediately prior to the Effective Time shall thereupon be converted into the right to receive, and the holder of such Company Preferred Unit shall be entitled to receive from the SPAC Parties:

(i) For each Company Preferred Unit with respect to which a designation to receive Surviving PubCo Class A Common Stock has been made and not revoked by the Company pursuant to Section 4.02, that number of fully paid and nonassessable shares of Surviving PubCo Class A Common Stock equal to the Preferred Exchange Ratio.

(ii) For each Company Preferred Unit with respect to which a designation to receive Surviving PubCo Class C Common Stock and HoldCo Units has been made and not revoked by the Company pursuant to Section 4.02, (A) that number of fully paid and nonassessable shares of Surviving PubCo Class C Common Stock equal to the Preferred Exchange Ratio, and (B) that number of HoldCo Units equal to the Preferred Exchange Ratio, subject to any withholding Taxes required by applicable Law.

(c) Treasury Units. Each Company Unit held in treasury of the Company as of immediately prior to the Effective Time shall thereupon be cancelled without any conversion thereof and no payment or distribution shall be made within respect thereto.

(d) Merger Sub Units. The units of Merger Sub that are issued and outstanding immediately prior to the Effective Time shall thereupon be converted into and become 100 units of the Surviving Company.

SECTION 4.02 Designation of Merger Consideration.

(a) Not less than five (5) Business Days prior to the anticipated Effective Time or on such other date as SPAC and the Company mutually agree (the “Notice Date”), the Company shall deliver to SPAC a schedule that sets forth (i) each record holder of Company Units, (ii) the number of Company Common Units and Company Preferred Units held by such holder, and (iii) whether such record holder will receive (x) Surviving PubCo Class A Common Stock, (y) Surviving PubCo Class C Common Stock and HoldCo Units, or (z) a combination of the foregoing (and in case of such combination, an allocation between such forms of Merger Consideration).

(b) Subject to the occurrence of the Effective Time, upon the delivery of such other documents as may reasonably be required by the SPAC and the Company, the Company Member holding such Company Units shall be entitled to receive in exchange therefor the Merger Consideration into which such Company Units have been converted pursuant to Section 4.01 above. Until surrendered as contemplated by this Section 4.02 each Company Unit shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the Company Members holding Company Units were entitled to receive in respect of such Company Units pursuant to Section 4.01.

SECTION 4.03 Lost Certificate. In the event any certificate representing membership interests in the Company has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the provision by such person of a customary indemnity against any claim that may be made against the Surviving Company with respect to such certificate, the Surviving Company shall issue the Merger Consideration in accordance with this Article IV in exchange for such lost, stolen or destroyed certificate.

SECTION 4.04 Closing.

(a) The Closing shall take place (i) at 9:00 a.m., Dallas, Texas time, on a date that is two Business Days after the satisfaction, or, if permissible, waiver of the conditions set forth in Article IX (other than those conditions that by their nature are to be satisfied at Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver, of such conditions at Closing) or (ii) on such other time and date as the parties may agree in writing.

(b) At the Closing, the SPAC Parties will deliver or cause to be delivered to the Company the following:

(i) evidence of the filing with, and acceptance by, the Office of the Secretary of State of the State of Delaware of the Surviving PubCo Certificate of Incorporation, effective as of the Domestication, substantially in the form attached hereto as Exhibit A to reflect, among other things, the authorization of the Surviving PubCo Class A Common Stock, Surviving PubCo Class B Common Stock and Surviving PubCo Class C Common Stock, with such rights and powers as granted therein;

(ii) evidence of the adoption of the Surviving PubCo Bylaws, effective as of the Domestication, substantially in the form attached hereto as Exhibit B;

(iii) the amended and restated limited liability company agreement of HoldCo, substantially in the form attached as Exhibit H hereto (the “A&R HoldCo LLC Agreement”), duly executed by SPAC, which shall include the HoldCo Holder Redemption Right;

(iv) the Tax Receivable Agreement, duly executed by the applicable SPAC Parties;

(v) the Registration Rights Agreement, duly executed by SPAC and Sponsor;

(vi) evidence of the consummation of the Transactions contemplated to occur prior to Closing and set forth in the A&R Sponsor Letter Agreement and the Investor Letter Agreements in each case, in accordance therewith and on such other terms reasonably acceptable to the Company;

(vii) evidence of the cancellation and termination of the Sponsor Note and the satisfaction and discharge of all outstanding amounts under the Sponsor Note and all Sponsor Advances, effective as of the Closing Date, in a form and on such terms reasonably acceptable to the Company;

(viii) evidence that all shares of Surviving PubCo Class A Common Stock and SPAC Public Warrants outstanding immediately following the Closing and all shares of Surviving PubCo Class A Common Stock to be issued upon the exercise of the HoldCo Holder Redemption Right and the SPAC Public Warrants are approved for listing on an Approved Exchange, subject to official notice of issuance;

(ix) the consideration outlined in Section 4.02(b);

(x) evidence of the consummation of the Transactions contemplated to occur prior to Closing, in accordance therewith and on such other terms reasonably acceptable to the Company; and

(xi) any other agreements, instruments, and documents which are required by other terms of this Agreement to be executed or delivered at Closing.

(c) At the Closing, the Company will deliver or cause to be delivered to Surviving PubCo the following:

(i) the A&R HoldCo LLC Agreement, duly executed by the Company Members designated to receive HoldCo Units pursuant to Section 4.02;

(ii) the Tax Receivable Agreement, duly executed by the Company Members that are party thereto;

(iii) the Registration Rights Agreement, duly executed by Surviving PubCo and the Company Members that are party thereto; and

(iv) any other agreements, instruments, and documents which are required by other terms of this Agreement to be executed or delivered at Closing.

(d) Not less than three Business Days prior to the Closing, SPAC shall provide to the Company a written statement setting forth (A) SPAC’s good faith estimates of the SPAC Transaction Expenses and other SPAC Liabilities paid or required to be paid as of the Closing, together with supporting documentation, including any invoices that are in the SPAC’s possession at such time and (B) the SPAC’s good faith estimate of the amount of the Available Cash.

(e) Not less than three Business Days prior to the Closing, the Company shall provide to the SPAC a written statement setting forth the Company’s good faith estimates of the Company Transaction Expenses required to be paid as of the Closing, together with supporting documentation, including any invoices that are in the Company’s possession at such time.

SECTION 4.05 Withholding. Notwithstanding anything in this Agreement to the contrary, each of the SPAC Parties and any other applicable withholding agent shall be entitled to deduct and withhold from any amount or property (including shares, units or warrants) otherwise payable, issuable or transferable pursuant to this Agreement such amounts as are required to be deducted and withheld from or with respect to such payment, issuance or transfer under the Code (including Section 1446(f) of the Code) or other applicable Law relating to Taxes; provided, however, that any party that becomes aware that withholding may be required in connection with the Transactions shall use commercially reasonable efforts to provide prior notice to the other parties of such potential withholding, and, in such case, the parties shall cooperate in good faith with each other to determine whether any such deduction or withholding is required under applicable Law and use commercially reasonable efforts to obtain any available exemption or reduction of, or otherwise minimize to the extent permitted by applicable Law, such deduction and withholding. To the extent that amounts are properly deducted or withheld and paid over to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid, issued or transferred to the person in respect of which such deduction and withholding was made.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule delivered by the Company in connection with this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to the SPAC Parties as follows:

SECTION 5.01 Organization and Qualification; Subsidiaries. The Company and each Company Subsidiary is a limited liability company or other organization duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite limited liability company or other organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would individually or in the aggregate have a Company Material Adverse Effect. A complete and correct list of all of the jurisdictions in which the Company and each Company Subsidiary are so licensed and qualified to do business is set forth on Section 5.01 of the Company Disclosure Schedule.

SECTION 5.02 Organizational Documents. The Company has prior to the date of this Agreement made available to SPAC a complete and correct copy of the Organizational Documents, each as amended to date, of the Company and each Company Subsidiary. Such Organizational Documents are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its Organizational Documents.

SECTION 5.03 Capitalization.

(a) All of the issued and outstanding Company Units have been duly authorized and validly issued in accordance with all applicable Laws, including applicable securities Laws, and the Company’s Organizational Documents, are fully paid and nonassessable and are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights in any material respect.

(b) Set forth on Section 5.03(b) of the Company Disclosure Schedule is a true, correct and complete list of each record holder of Company Units or other equity interests of the Company and the number of Company Units or other equity interests held by each such holder as of the Execution Date.

(c) All of the outstanding equity interests of the Company Subsidiaries (i) are duly authorized and validly issued, and (ii) have been issued and granted in compliance in all material respects with applicable securities Laws and all preemptive rights and other requirements set forth in the Organizational Documents of the Company Subsidiaries, as applicable.

(d) Except as set forth on Section 5.03(d) of the Company Disclosure Schedule, (i) there are no options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character with respect to the issued or unissued equity interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any equity or voting interests in, or any securities convertible into or exchangeable or exercisable for equity or other voting interests in, the Company or any Company Subsidiary; (ii) none of the Company or any Company Subsidiary is a party to, or otherwise bound by, and none of the Company or any Company

Subsidiary has granted, any equity appreciation rights, participations, phantom equity or similar rights, including, without limitation, so-called “participating financial instruments” pursuant to Section 2346, last paragraph, of the Italian Civil Code; and (iii) there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which the Company or any Company Subsidiary is a party or other securities of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is not a party, with respect to the voting or transfer of the Company Common Units or any of the equity interests or other securities of the Company or any Company Subsidiary and (iv) the Company Units and equity interests in each Company Subsidiary held by the Company or a Company Subsidiary are free and clear of all Liens, other than transfer restrictions under applicable securities Laws, the Transaction Documents, and the applicable Organizational Documents.

(e) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any equity interests of the Company or any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person other than a Company Subsidiary.

SECTION 5.04 Authority Relative to this Agreement. The Company has all necessary organizational power and authority to execute and deliver this Agreement and the Transaction Documents, to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and the Transaction Documents to which it is a party by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary organizational action, except for the approval of this Agreement by (i) Company Members holding at least a majority of the Company Common Units and the Company Preferred Units voting as a single class and (ii) Company Members holding at least a majority of the Company Preferred Units, voting as a separate class, and no other limited liability proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been, and each of the Transaction Documents to which it is party will be, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the SPAC Parties, constitutes, or will constitute, as applicable the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally or by general equitable principles (the “Remedies Exceptions”). The Company Board has (a) determined that this Agreement, the Merger and the Transactions are fair to and in the best interests of the Company and the Company Members, (b) approved and adopted this Agreement, the Merger and the Transactions and declared their advisability and (c) recommended that the Company Members approve and adopt this Agreement, the Merger and the Transactions in the manner contemplated by this Agreement.

SECTION 5.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement (and the Transaction Documents to which it is a party) by the Company does not, and subject to receipt of the filing and recordation of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions contemplated by Section 5.05(b) and assuming all other required filings, waivers, approvals, consents, authorizations and notices disclosed in Section 5.05(a) of the Company Disclosure Schedule have been made, obtained or given, the performance of this Agreement (and the Transaction Documents to which it is a party) by the Company will not (i) conflict with or violate the Organizational Documents of the Company or any Company Subsidiary, (ii) conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of notice, consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of the Company or any Company Subsidiary pursuant to, any (A) Material Contract or (B) Company Permit held by the Company or any Company Subsidiary, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934 (the “Exchange Act”), the Securities Act of 1933 (the “Securities Act”), state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, as set forth on Section 5.05(b) of the Company Disclosure Schedule, (ii) the filing of the Certificate of Merger in accordance with the DLLCA and (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

SECTION 5.06 Permits; Compliance.

(a) Each of the Company and the Company Subsidiaries is in possession of all material licenses, approvals, consents, registrations, franchises and permits necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”). No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing.

(b) Neither the Company nor any Company Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, or (b) any Company Permit or any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which Company or any Company Subsidiary or any of their property or assets is bound, except in each case of clauses (a) and (b), for any such conflicts, defaults, breaches or violations that would not reasonably be expected, individually or in the aggregate,, to have a Company Material Adverse Effect.

SECTION 5.07 Financial Statements.

(a) The Company has made available to SPAC true, correct and complete copies of drafts of the audited consolidated balance sheets of the Company and the Company Subsidiaries as of December 31, 2022 and as of December 31, 2023, and drafts of the related audited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for each of the years then ended (the “Financial Statements”), which are attached as Section 5.07(a) of the Company Disclosure Schedule. The Financial Statements (including the notes thereto) (i) were prepared from and are consistent with the books and records of the Company and the Company Subsidiaries, (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated and (iii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as at the date thereof and for the period indicated therein.

(b) Except as and to the extent set forth in the Financial Statements, neither the Company nor any of the Company Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for: (i) liabilities that were incurred in the ordinary course of business consistent with past practice since December 31, 2023, (ii) obligations for future performance under any contract to which the Company or any Company Subsidiary is a party, or (iii) such other liabilities and obligations which, individually or in the aggregate, would not constitute a Company Material Adverse Effect.

(c) Since January 1, 2024, (i) neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any director, manager, officer, employee, auditor, accountant or Representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any such complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices, and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

SECTION 5.08 Absence of Certain Changes or Events. From December 31, 2023 until the date of this Agreement, except as expressly contemplated by this Agreement or as set forth on Section 5.08 of the Company Disclosure Schedule, (a) there has not been a Company Material Adverse Effect, and (b) except (i) as expressly contemplated by this Agreement, any Transaction Document or in connection with the Transactions contemplated hereby and thereby or (ii) for any action taken, or omitted to be taken, by the Company to the extent determined to be reasonable and advisable in response to COVID-19, the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice.

SECTION 5.09 Absence of Litigation. Except as set forth on Section 5.09 of the Company Disclosure Schedule, there is no litigation, suit, claim, charge, grievance, action, proceeding, audit or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary which, if determined adversely, would, individually or in the aggregate, be material to the Company and Company Subsidiaries as a whole. None of the Company, the Company Subsidiaries, or any material property or material asset of the Company or any Company Subsidiary, is subject to any material continuing order of, consent decree, settlement agreement or any other similar agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any material order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 5.10 Employee Benefit Plans.

(a) Section 5.10(a) of the Company Disclosure Schedule lists all Employee Benefit Plans. Each Employee Benefit Plan has been operated and administered in compliance with its terms and all applicable Laws. The Company has made available to SPAC copies of all Employee Benefit Plan documents and all amendments thereto.

(b) Neither the Company nor any Company Subsidiary sponsors, maintains, contributes to or have any liability (actual or contingent) or obligation thereunder, nor has the Company ever sponsored, maintained, contributed or had any liability (actual or contingent) or obligation under, any Employee Benefit Plans subject to United States Law. Neither the Company nor any Company Subsidiary has, nor will have in the future, any liability (actual or contingent) or obligation (including, without limitation, any liabilities or obligations under the Code and ERISA) pursuant to or under any Employee Benefit Plan that is sponsored, maintained or contributed by any trade or business (whether or not incorporated) which is or, at any relevant time, was treated as a single employer with the Company or any Company Subsidiary within the meaning of Section 414(b), (c), (m) or (o) of the Code and/or Section 4001(b)(i) of ERISA.

(c) Neither the execution and delivery of this Agreement by the Company nor the consummation of the Transactions would (i) result in the acceleration or creation of any rights of any person to payments or benefits or increases in any payments or benefits under any Employee Benefit Plan, (ii) result in the acceleration of the time of payment, funding or vesting, or forfeiture, of any compensation or benefits to any person under any Employee Benefit Plan or (iii) result in severance pay or any increase in severance pay upon any termination of employment.

SECTION 5.11 Labor and Employment Matters. The only employees of the Company and its subsidiaries are employed residents of Italy and are employed by the Italian Subsidiaries. All employees of the Italian Subsidiaries are, and have been, validly employed in accordance with Italian law, collective labor agreements and individual employment contracts and, except as set forth on Section 5.11 of the Company Disclosure Schedule, have complied and are in compliance with all Italian laws relating to labor, employment and its termination, and health and safety at the workplace, including laws relating to wages, salaries and classification levels, hours, overtime, immigration, withholding, unemployment compensation, hiring of disabled persons, use of fixed-term, seasonal or part-time employees, safety at work and employee privacy. All persons classified as independent contractors or consultants of any of the Company and the Company Subsidiaries satisfy and have at all times satisfied in all material respects the requirements of Italian law to be so classified.

SECTION 5.12 Real Property; Title to Assets.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary have good title to, or valid leasehold or other ownership interests or rights in, all material real property (except for any of the Company’s or each of the Company Subsidiaries’ Oil and Gas Properties, which are exclusively addressed in Section 5.20) reflected on the Financial Statements or acquired after December 31, 2023, except as have been disposed of since December 31, 2023 in the ordinary course of business.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease (other than Oil and Gas Leases, which are exclusively addressed in Section 5.20) under which the Company or any Company Subsidiary leases, subleases or licenses any material real property is valid and in full force and effect (subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar applicable Laws affecting creditors’ rights generally and general principles of equity), free and clear of all Liens other than Permitted Liens and (ii) neither the Company nor any of the Company Subsidiaries, nor to the knowledge of the Company any other party to a lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a material default under the provisions of such lease, and neither the Company nor any of the Company Subsidiaries has received notice that it has breached, violated or defaulted under any lease.

(c) Each of the Company and the Company Subsidiaries has such consents, easements, subsurface easements, rights-of-way, fee assets, permits, servitudes and licenses (including rights to use the surface or subsurface under an Oil and Gas Lease) from each person (collectively, “Rights-of-Way”) as are sufficient to conduct its business as it is presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material

Adverse Effect. No material event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines owned or operated by the Company and each of the Company Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by the Company or the Company Subsidiaries, and there are no gaps (including any gap arising as a result of any violation, breach or default by the Company or any of the Company Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Right-of-Way contains a requirement that the holder thereof make royalty or other payments based, directly or indirectly, on the throughput of Hydrocarbons on or across such Right-of-Way (other than customary royalties under Oil and Gas Leases based solely on Hydrocarbons produced from such Oil and Gas Lease).

SECTION 5.13 Intellectual Property.

(a) Section 5.13(a) of the Company Disclosure Schedule contains a true, correct and complete list of all: (i) Registered Intellectual Property constituting Company-owned Intellectual Property (the “Company-Owned Registered IP”) showing in each, as applicable, the jurisdiction in which such item of Company-Owned Registered IP has been registered or filed, filing date, date of issuance, and registration or application number and registrar, and the record owner; and (ii) all contracts or agreements to use any Company-Licensed IP, including for the Software or Business Systems of any other person (other than (A) unmodified, commercially available, “off-the-shelf” Software, (B) commercially available service agreements to Business Systems, or (C) non-exclusive licenses granted by or to the Company by customers or distributors in the ordinary course of business or that are incidental to the primary purpose of the contract). The Company-Owned Registered IP and the Company-Licensed IP collectively constitutes all Intellectual Property rights used in, or necessary for, the operation of the business of the Company and the Company Subsidiaries and is sufficient for the conduct of such business as currently conducted and contemplated to be conducted as of the Execution Date. All Company-Owned Registered IP is subsisting, valid and enforceable. No loss or expiration of any of the Company-Owned Registered IP is or, to the knowledge of the Company, threatened or pending, other than ordinary course expiration at the end of the statutory term for Company-Owned Registered IP.

(b) The Company or one of the Company Subsidiaries, as applicable, solely owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned Registered IP and has the right to use pursuant to a valid and enforceable contract or license, all Company-Licensed IP.

(c) The Company and each of its applicable Company Subsidiaries have taken and take reasonable actions to maintain the secrecy, confidentiality and value of its trade secrets and other Confidential Information of the Company or any Company Subsidiary, except where the failure to do so would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary has disclosed any trade secrets or other Confidential Information that is material to the business of the Company and any applicable Company Subsidiaries to any other person that is not an employee, officer or director of the Company or a Company Subsidiary other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such Confidential Information.

SECTION 5.14 Taxes.

(a) Each of the Company and the Company Subsidiaries: (i) has duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed and all such filed Tax Returns are complete and accurate in all material respects; (ii) has timely paid or withheld all income and other material Taxes that it is obligated to pay or withhold (whether or not such Taxes are shown as due and payable on any Tax Return), except with respect to current Taxes that are not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves in respect thereof have been established in the Financial Statements in accordance with GAAP; (iii) with respect to all Tax Returns filed by or with respect to it, has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension remains in effect; (iv) does not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of Taxes or Tax matters pending, asserted or proposed or threatened in writing by a Governmental Authority; and (v) has provided adequate reserves in accordance with GAAP in the Financial Statements for any Taxes of the Company or any of the Company Subsidiaries as of the date of the Financial Statements that have not been paid.

(b) Neither the Company nor any Company Subsidiary (i) has any liability for the Taxes of another person (other than the Company and any Company Subsidiary) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Laws), as a transferee or a successor, by contract or agreement (other than any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and the principal purpose of which is not related to Taxes (e.g., leases, credit agreements or other commercial agreements)), or otherwise pursuant to applicable Law, or (ii) is a party to, is bound by or has any obligation to any Governmental Authority or other person (other than the Company or any Company Subsidiary) under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract, agreement or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses), other than an agreement, contract or arrangement the primary purpose of which does not relate to Taxes.

(c) Neither the Company nor any Company Subsidiary has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which the Company or any Company Subsidiary is or was the common parent).

(d) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) adjustment under Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) by reason of a change in method of accounting or otherwise prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) entered into or created prior to the Closing; (v) prepaid amount received prior to the Closing outside the ordinary course of business; or (vi) election under Section 965 of the Code (or any similar provision of state, local, or non-U.S. Tax Law).

(e) Neither the Company nor any Company Subsidiary has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(f) There are no Tax Liens upon any assets of the Company or any of the Company Subsidiaries except for Permitted Liens.

(g) In the past two (2) years, no written claim has been made by a Governmental Authority in a jurisdiction where Tax Returns with respect to the Company or any Company Subsidiary are not filed asserting that the Company or any Company Subsidiary is or may be subject to Tax in that jurisdiction.

(h) The Company is, and has been since its formation, classified as a partnership for U.S. federal income Tax purposes. Each Company Subsidiary is, and has been since its formation, classified for U.S. federal income Tax purposes as specified on Section 5.14(h) of the Company Disclosure Schedule.

(i) The Company and each Company Subsidiary that is treated as a partnership for U.S. federal income Tax purposes has a valid election under Section 754 of the Code (and any similar provision of state, local or non-U.S. Tax Law) in effect, and each such election will remain in effect for any taxable period that includes the Closing Date.

SECTION 5.15 Environmental Matters. Except as would individually or in the aggregate have a Company Material Adverse Effect:

(a) neither the Company nor any Company Subsidiary, nor to the knowledge of the Company, any other person whose liability has been contractually assumed or undertaken by the Company, has released any Hazardous Substance at any of the properties currently or, to the knowledge of the Company, formerly owned, leased or operated by the Company or any Company Subsidiary (including, without limitation, Releases resulting in contamination of any land surface or subsurface strata, air, surface water or ground waters) which currently requires reporting, investigation, removal, remediation, monitoring or other response action by the Company or any Company Subsidiary pursuant to applicable Environmental Laws, or which could reasonably be expected to give rise to any liability of the Company or any Company Subsidiary under Environmental Laws;

(b) in the past two (2) years, none of the Company or any of the Company Subsidiaries has received any written notice alleging that it is liable pursuant to applicable Environmental Laws for any contamination by Hazardous Substances at any property owned, leased or operated by a third-person;

(c) the Company and each Company Subsidiary is, and in the past two (2) years has been, in compliance with all applicable Environmental Laws (including with respect to all permits, licenses, registrations, approvals, and other authorizations required under Environmental Laws for the operations of the Company and each Company Subsidiary), and, to the knowledge of the Company, no material capital or operating expenditures are required to maintain such compliance that have not otherwise been budgeted for or adequately reserved;

(d) the Company and each Company Subsidiary has obtained all permits, licenses, registrations, approvals and other authorizations required of the Company under applicable Environmental Laws to carry out its business as is currently conducted or, to the knowledge of the Company, third parties hold such permits, licenses, registrations, approvals and other authorizations for the benefit of the Company or Company Subsidiary;

(e) there are no Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary that allege a violation of or liability arising under any Environmental Law;

(f) to the knowledge of the Company, any Environmental Attributes generated in connection with the operations of the Company or the Company Subsidiaries are valid, the Company and each Company Subsidiary, as may be applicable, hold legal title to such Environmental Attributes, and none of the Company or any Company Subsidiary has received written notice from any person alleging that any such Environmental Attribute is invalid, untradeable, or must be surrendered;

(g) none of the Company or any of the Company Subsidiaries are subject to any consent agreement, order, judgement, or settlement arising under Environmental Laws, for which any obligations remain outstanding; and

(h) the Company has provided SPAC with copies of all environmental audits, assessments, investigations, reports and compliance evaluations and other similar environmental documents relating to the Company, any Company Subsidiary, or any of their current or former operations or facilities, that are in the reasonable possession, custody, or reasonable control of the Company or any of its Representatives.

SECTION 5.16 Material Contracts.

(a) Section 5.16(a) of the Company Disclosure Schedule contains a true, correct and complete list, as of the date of this Agreement, of the following types of contracts and agreements (whether written or oral) to which the Company or any Company Subsidiary is a party or is bound (such contracts and agreements, excluding any Employee Benefit Plan listed on Section 5.10(a) of the Company Disclosure Schedule or Oil and Gas Contract, being the “Material Contracts”):

(i) any operating agreement, voting or similar agreement relating to the equity securities of the Company and the Company Subsidiaries;

(ii) each contract and agreement governing the terms of the employment or engagement of any former (to the extent of any ongoing liability or obligation) or current directors, officers, employees or individual independent contractors providing for total annual compensation in excess of $200,000 (other than “at-will” contracts that may be terminated upon 30 days’ or less notice without the payment of severance);

(iii) (A) each contract and agreement under which the Company or any Company Subsidiary has created, incurred, assumed or borrowed any money or issued any note, indenture or other evidence of Company indebtedness for borrowed money or where the Company has guaranteed the indebtedness for borrowed money or others and (B) any pledge agreements, security agreements or other collateral agreements in which the Company or any Company Subsidiary granted to any person a Lien (other than any Permitted Liens) on any of the property or assets of the Company or any Company Subsidiary, and all agreements or instruments guarantying the debts or other obligations of any person in connection therewith;

(iv) each contract and agreement providing for the Company or any Company Subsidiary to make any loan, advance, capital contribution or assignment of payment to any person;

(v) each contract and agreement requiring any capital commitment or capital expenditure (or series of capital commitments or expenditures) by the Company or any Company Subsidiary in an amount in excess of $500,000 annually or $1,000,000 over the life of such contract or agreement;

(vi) all partnership, strategic alliance, profit-sharing, joint venture or similar agreements;

(vii) each contract and agreement with any Governmental Authority to which the Company or any Company Subsidiary is a party, other than any Company Permits;

(viii) each contract and agreement involving any resolution or settlement of any actual or threatened Action or other dispute which requires payment in excess of $1,000,000 or imposes material, continuing obligations on the Company or any Company Subsidiary, including injunctive or other non-monetary relief;

(ix) each contract and agreement that limits, or purports to limit, the ability of the Company or any Company Subsidiary during any period of time to engage in any business, to solicit any potential customer, to operate in any geographical area or to compete with any person, to acquire any product or asset or to receive services from any person or sell any product or asset or perform services for any person;

(x) all leases or master leases under which the Company or any Company Subsidiary is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other person, except for any agreement under which the annual rental payments do not exceed $300,000;

(xi) each contract and agreement that has the following restrictions or terms: (a) a “most favored nation” or similar provision with respect to any person; (b) a provision providing for the sharing of any revenue or cost-savings with any other person; (c) a “minimum purchase” requirement; or (d) rights of first refusal or first offer;

(xii) all collective bargaining agreements or other contracts with any labor union, labor organization, works council or other representative of employees;

(xiii) all contracts and agreements with any affiliate of the Company or family member thereof;

(xiv) all contracts and agreements related to the production of renewable natural gas, including any supply agreements;

(xv) any binding commitment to enter into an agreement of the type described in the foregoing clauses of this Section 5.16; and

(xvi) Except as disclosed in (i) through (xv) above, each contract and agreement with consideration paid by, or payable to, the Company or any of the Company Subsidiaries of more than $500,000 in a calendar year or more than $1,000,000 in the aggregate over the life of such contract or agreement.

(b) (i) Each Material Contract is a legal, valid and binding obligation of the Company or the Company Subsidiaries, as applicable, and, to the knowledge of the Company, the other parties thereto, and neither the Company nor any Company Subsidiary is in breach or violation of, or default under, any Material Contract nor has any Material Contract been canceled by the counterparty; (ii) to the knowledge of the Company, no other party is in breach or violation of, or default under, any Material Contract; (iii) the Company and the Company Subsidiaries have not received any written, or to the knowledge of the Company, oral claim of any breach, violation or default under any such Material Contract; and (iv) no event has occurred that (with or without due notice or lapse of time or both) would result in a breach of, or default under, any Material Contract by the Company or any Company Subsidiary or, to the Company’s knowledge, the counterparties thereto. The Company has made available to SPAC true, correct and complete copies of all Material Contracts, including any and all amendments thereto.

SECTION 5.17 Insurance. As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all of the material policies of property, fire and casualty, liability, workers’ compensation, directors and officers and other forms of insurance (collectively, the “Insurance Policies”) held by, or for the benefit of, the Company or any Company Subsidiary with respect to policy periods that include the date of this Agreement are in full force and effect, and (b) neither the Company nor any Company Subsidiary has received a written notice of cancellation of any of the Insurance Policies or of any material changes that are required in the conduct of the business of the Company or any Company Subsidiary as a condition to the continuation of coverage under, or renewal of, any of the Insurance Policies.

SECTION 5.18 Certain Business Practices.

(a) The Company, the Company Subsidiaries, their respective managers, officers and directors, and, to the knowledge of the Company, their employees, any agents or other third-party representatives to the extent they act on behalf of the Company or any Company Subsidiary, are currently, and in the past two (2) years have been, in compliance in all material respects with all applicable Anti-Corruption Laws, and in the past two (2) years, none of the Company, any Company Subsidiary, any of their respective managers, officers or directors or, to the knowledge of the Company, any of their respective employees or agents, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, including to any person running for federal or state office; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or to directors, officers, statutory auditors, receivers or managers of non-governmental companies or legal entities or violated any provision of any applicable Anti-Corruption Law; or (iii) made any payment in the nature of criminal bribery.

(b) The Company, the Company Subsidiaries, their respective managers, officers and directors, and, to the knowledge of the Company, their respective employees, agents or other third-party representatives acting on behalf of the Company or any Company Subsidiary, are currently, and in the past two (2) years, have been, in compliance in all material respects with all applicable Sanctions and Ex-Im Laws. In the past two (2) years, none of the Company, any Company Subsidiary, their respective managers, officers and directors, or to the knowledge of the Company, any of their respective employees or agents (i) is or has been a Sanctioned Person; (ii) has transacted business with or for the benefit of any Sanctioned Person or has otherwise violated applicable Sanctions; or (iii) has violated any Ex-Im Laws.

(c) There are no, and in the past two (2) years, there have not been, any internal or external investigations, audits, actions or proceedings pending, or any voluntary or involuntary disclosures made to a Governmental Authority, with respect to any apparent or suspected violation by the Company, any Company Subsidiary, or any of their respective officers, directors, employees or agents with respect to any applicable Anti-Corruption Laws, Sanctions, or Ex-Im Laws.

SECTION 5.19 Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer or other affiliate of the Company or any Company Subsidiary, to knowledge of the Company, has or has had, directly or indirectly: (a) an economic interest in any person that has furnished or sold, or furnishes or sells, services or products that the Company or any Company Subsidiary furnishes or sells, has furnished or sold or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, the Company or any Company Subsidiary, any goods or services; (c) a beneficial interest in any Material Contract; or (d) any contractual or other arrangement with the Company or any Company Subsidiary, other than customary indemnity arrangements (each, an “Interested Party Transaction”). The Company and the Company Subsidiaries have not, in the past two (2) years, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) modified any term of any such extension or maintenance of credit. There are no contracts or arrangements between the Company or any of the Company Subsidiaries and any family member of any director, officer or other affiliate of the Company or any of the Company Subsidiaries.

SECTION 5.20 Oil and Gas Matters.

(a) Except as would not reasonably be expected to result in a Company Material Adverse Effect, and except for property (i) sold, leased or otherwise disposed of in the ordinary course of business since the date of the letter prepared by DeGolyer and Macnaughton (the “Company Independent Petroleum Engineers”) auditing the Company’s internally prepared reserve report relating to the Company’s and its subsidiaries’ interests referred to therein as of December 31, 2023 ( the “Company Independent Reserve Report Letter”) relating to the Company’s and its subsidiaries’ interests referred to therein as of December 31, 2023, (ii) reflected in the Company Independent Reserve Report Letter as having been sold, leased or otherwise disposed of prior to the Execution Date, (iii) sold, leased or otherwise disposed of as permitted under Section 7.01, or (iv) Oil and Gas Leases that have expired or terminated in accordance with the terms thereof on a date on or after the Execution Date, the Company and its subsidiaries have Defensible Title to all material Oil and Gas Properties forming the basis for the reserves reflected in the Company Independent Reserve Report Letter and in each case as attributable to material interests owned by the Company and its subsidiaries.

(b) Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Independent Petroleum Engineers relating to the Oil and Gas Properties referred to in the Company Independent Reserve Report Letter that was material to such firm’s audit of the Company’s internally prepared estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its subsidiaries in connection with the preparation of the Company Independent Reserve Report Letter was, as of the time provided, to the Company’s knowledge, accurate in all material respects. Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Independent Reserve Report Letter are derived from reports that have been prepared by the Company, and such reserve estimates fairly reflect, in all material respects, the oil and gas reserves of the Company and its subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved.

(c) (i) All delay rentals, shut-in royalties, minimum royalties and similar payments owed to any person under (or otherwise with respect to) any Oil and Gas Leases owned or held by the Company or any of its subsidiaries have been properly and timely paid or contested in good faith in the ordinary course of business, as to which reserves have been taken in accordance with GAAP, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its subsidiaries have been timely and properly paid, except, in each case, as (A) are paid prior to delinquency in the ordinary course of business, (B) held as suspense funds or (C) contested in good faith in the ordinary course of business, as to which reserves have been taken in accordance with GAAP and (iv) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third-party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d) None of the Oil and Gas Properties of the Company or its subsidiaries is subject to any material preferential purchase, consent or similar right that would become operative as a result of the Transactions.

(e) All Oil and Gas Properties operated by the Company and its subsidiaries have been operated, in all material respects, in accordance with reasonable, prudent oil and gas field practices, and the Company and its subsidiaries have used all commercially reasonable efforts (i) to maintain all Oil and Gas Leases and Oil and Gas Properties for current and future operations and (ii) to meet any and all drilling obligations provided for in any and all agreements and contracts covering the Oil and Gas Leases and Oil and Gas Properties.

(f) To the knowledge of the Company, (i) there are no Wells that constitute a part of the Oil and Gas Properties in respect of which the Company has received a material notice, claim, demand or order from any Governmental Authority notifying, claiming, demanding or requiring that such well(s) be temporarily or permanently plugged and abandoned; and (ii) all Wells drilled by the Company or any of the Company Subsidiaries are either (A) in use for purposes of production, injection or water sourcing, (B) suspended or temporarily abandoned in material compliance with applicable Law, or (iii) permanently plugged and abandoned in material compliance with applicable Law.

SECTION 5.21 Oil and Gas Contracts.

(a) (i) The Oil and Gas Contracts are in full force and effect in all material respects accordance with their respective terms; (ii) all Production Burdens, rentals and other payments due thereunder have been properly and timely paid in all material respects in the ordinary course of business (other than burdens, rentals or other payments which are being held in suspense by the Company or any of the Company Subsidiaries in accordance with applicable laws); (iii) neither the Company nor any of the Company Subsidiaries has received any written requests or demands for payments or adjustments of payments under the Oil and Gas Contracts (excluding payment adjustments contested in good faith in the ordinary course of business) or performance pursuant thereto that remain pending; (iv) none of the Company or any of the Company Subsidiaries is in material breach of any of its obligations under any Oil and Gas Contracts; and (v) to the knowledge of the Company, no other party to any Oil and Gas Contract is in material breach of any of its obligations thereunder.

(b) (i) The Company and the Company Subsidiaries have filed with the applicable Governmental Authorities all applications and obtained all licenses, permits and other authorizations required for operations under the Oil and Gas Contracts as currently being conducted by the Company and the Company Subsidiaries, and (ii) the Company and the Company Subsidiaries have complied with all material rules and regulations of any applicable Governmental Authority with respect to operations under the Oil and Gas Contracts.

(c) (i) Each Oil and Gas Contract is a legal, valid and binding obligation of the Company or the Company Subsidiaries and, to the knowledge of the Company, the other parties thereto, and neither the Company nor any Company Subsidiary is in material breach or violation of, or default under, any Oil and Gas Contract nor has any Oil and Gas Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in material breach or violation of, or default under, any Oil and Gas Contract; and (iii) the Company and the Company Subsidiaries have not received any written, or to the knowledge of the Company, oral claim of default under any such Oil and Gas Contract. The Company has, in all material respects, furnished or made available to the SPAC true and complete copies of all Oil and Gas Contracts, including amendments thereto that are material in nature.

SECTION 5.22 Exchange Act. Neither the Company nor any Company Subsidiary is currently (nor has it previously been) subject to the requirements of Section 12 of the Exchange Act.

SECTION 5.23 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 5.24 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article V (as modified by the Company Disclosure Schedule), the Company and each Company Subsidiary hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, the Company Subsidiaries, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, prospects, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to SPAC, its affiliates or any of their respective Representatives by, or on behalf of, the Company or any Company Subsidiary, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in any Transaction Document delivered by the Company pursuant to this Agreement, the Company and the Company Subsidiaries have not and do not, and no other person on behalf of the Company or the Company Subsidiaries has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SPAC, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any Company Subsidiary, whether or not included in any management presentation or in any other information made available to SPAC, its affiliates or any of their respective Representatives or any other person, and any such representations or warranties are expressly disclaimed.

SECTION 5.25 The Company’s Investigation and Reliance. Each of the Company and Company Subsidiaries has made its own independent investigation, review and analysis regarding the SPAC Parties and the Transactions, which investigation, review and analysis were conducted by the Company together with expert advisors, including legal counsel, that they have engaged for such purpose. The Company, the Company Subsidiaries and their Representatives acknowledge and agree they have been provided with access to the Representatives, properties, offices, plants and other facilities, books and records of the SPAC Parties and other information that they have requested in connection with their investigation of the SPAC Parties and the Transactions. None of the Company and the Company Subsidiaries are relying on any statement, representation or warranty, oral or written, express or implied, made by the SPAC Parties or any of their respective Representatives, except as expressly set forth in Article VI (as modified by the SPAC Disclosure Schedule) or in any Transaction Document delivered by the SPAC Parties pursuant to this Agreement. Neither the SPAC Parties nor any of their respective shareholders, affiliates or Representatives shall have any liability to the Company or the Company Subsidiaries or any of their respective shareholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to the Company and the Company Subsidiaries or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. The Company and the Company Subsidiaries acknowledge that neither the SPAC Parties nor any of their shareholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the SPAC Parties.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES OF SPAC, HOLDCO AND MERGER SUB

Except as set forth in the SPAC Disclosure Schedule, SPAC represents and warrants to the Company as follows:

SECTION 6.01 Corporate Organization. Prior to the Domestication, SPAC is an exempted company with limited liability duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not reasonably be expected, individually or in the aggregate, to have a SPAC Material Adverse Effect. Each of HoldCo and Merger Sub is a limited liability company duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not reasonably be expected, individually or in the aggregate, to have a SPAC Material Adverse Effect.

SECTION 6.02 Organizational Documents. SPAC has heretofore furnished or made available to the Company complete and correct copies of the SPAC Articles of Association, stamped by the Registrar of Companies in the Cayman Islands. The Organizational Documents of each of SPAC, HoldCo and Merger Sub are in full force and effect. None of the SPAC Parties is in violation of any of the provisions of its Organizational Documents.

SECTION 6.03 Capitalization.

(a) As of the Execution Date through the Domestication Effective Time, the authorized share capital of SPAC consists of (i) 200,000,000 SPAC Class A Ordinary Shares, (ii) 20,000,000 SPAC Class B Ordinary Shares and (iii) 1,000,000 preferred shares, par value $0.0001 per share (“SPAC Preference Shares”). As of the Execution Date through the Domestication Effective Time, (A) 4,579,885 SPAC Class A Ordinary Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights; (B) 2,250,000 SPAC Class B Ordinary Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights; (C) 20,600,000 SPAC Warrants are issued and outstanding, of which, 9,350,000 are SPAC Private Warrants that were issued in a private placement and 11,250,000 are SPAC Public Warrants; (D) 10,028 SPAC Units issued and outstanding, and (E) 20,600,000 SPAC Ordinary Shares are reserved for future issuance pursuant to the SPAC Warrants. As of the Execution Date through the Domestication Effective Time, there are no SPAC Preference Shares issued and outstanding. Each whole SPAC Warrant is exercisable for one SPAC Class A Ordinary Share at an exercise price of $11.50, subject to the terms of such SPAC Warrant and the SPAC Warrant Agreement. The Surviving PubCo Class B Common Stock will convert into Surviving PubCo Class A Common Stock at the Closing pursuant to the terms of the Surviving PubCo Certificate of Incorporation.

(b) Except for Merger Sub and HoldCo, SPAC does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person. Except for Merger Sub, HoldCo does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

(c) SPAC owns the HoldCo Interests and HoldCo owns the Merger Sub Interests. Each of the HoldCo Interests and the Merger Sub Interests have been duly authorized, validly issued, are not subject to preemptive rights, and are held by SPAC free and clear of all Liens, other than transfer restrictions under applicable securities Laws, HoldCo’s Organizational Documents and Merger Sub’s Organizational Documents.

(d) All outstanding SPAC Units, SPAC Ordinary Shares and SPAC Warrants have been issued and granted in compliance with all applicable securities Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities laws and SPAC’s Organizational Documents.

(e) The shares of Surviving PubCo Class A Common Stock being delivered by Surviving PubCo pursuant to this Agreement and the Transactions shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities Laws, the Transaction Documents and the Surviving PubCo Certificate of Incorporation. The shares of Surviving PubCo Class A Common Stock will be issued in compliance with all applicable securities Laws and without contravention of any other person’s rights therein or with respect thereto.

(f) The shares of Surviving PubCo Class B Common Stock being delivered by Surviving PubCo pursuant to this Agreement upon the Domestication Effective Time shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities Laws, the Transaction Documents and the Surviving PubCo Certificate of Incorporation. The shares of Surviving PubCo Class B Common Stock will be issued in compliance with all applicable securities Laws and without contravention of any other person’s rights therein or with respect thereto.

(g) The shares of Surviving PubCo Class C Common Stock being delivered by Surviving PubCo being delivered at Closing pursuant to this Agreement shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities Laws, the Transaction Documents and the Surviving PubCo Certificate of Incorporation. The shares of Surviving PubCo Class C Common Stock will be issued in compliance with all applicable securities Laws and without contravention of any other person’s rights therein or with respect thereto.

(h) The HoldCo Units being delivered at Closing under this Agreement will be duly authorized by HoldCo pursuant to the A&R HoldCo LLC Agreement and, when issued and delivered by HoldCo in accordance with the terms of this Agreement, will be validly issued and will be free of preemptive rights or any encumbrance other than restrictions on transfer under the A&R HoldCo LLC Agreement or under applicable state and federal securities laws.

(i) Except for the SPAC Warrants, none of the SPAC Parties has issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character with respect to the issued or unissued capital stock of any SPAC Party or obligating any SPAC Party to issue or sell any shares of capital stock of, or other equity interests in, such SPAC Party. All SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. None of the SPAC Parties is a party to, or otherwise bound by; and none of the SPAC Parties has granted, any equity appreciation rights, participations, phantom equity or similar rights. Except for the A&R Sponsor Letter Agreement, the Investor Letter Agreements, none of the SPAC Parties is a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of SPAC Ordinary Shares or any of the equity interests or other securities of any SPAC Party. Except with respect to this Agreement, the Investor Letter Agreements, the SPAC’s Organizational Documents and the SPAC Warrants, there are no outstanding contractual obligations of any SPAC Party to repurchase, redeem or otherwise acquire any SPAC Ordinary Shares. Except for the Sponsor Advance and any loan from Sponsor or an affiliate or member thereof listed in Section 6.03(i) of the SPAC Disclosure Schedule (each, an “Affiliate Loan”), there are no outstanding contractual obligations of any SPAC Party to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(j) Upon the Closing, the aggregate number of shares of Surviving PubCo Class A Common Stock owned of record or “beneficially owned” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) by the Sponsor Related Parties, the Anchor Investors, the NRA Parties and their respective controlled affiliates, which shares are attributable to “founder shares” as defined in the SPAC’s Annual Report on Form 10-K for the year ended December 31, 2023, does not exceed 1,400,000, and none of any such persons shall own any SPAC Private Warrants.

SECTION 6.04 Authority Relative to this Agreement. Each of the SPAC Parties has all necessary organizational power and authority to execute and deliver this Agreement and each of the Transaction Documents to which any of them is a party and, subject to obtaining the Required SPAC Shareholder Approval, to perform its respective obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the Transaction Documents to which any of them is a party by each of the SPAC Parties and the consummation by each of the SPAC Parties of the Transactions have been duly and validly authorized by all necessary organizational action other than obtaining the Required SPAC Shareholder Approval, and no other corporate or limited liability company proceedings on the part of the SPAC Parties, as applicable, are necessary to authorize this Agreement, any of the Transaction Documents to which any of them is a party or to consummate the Transactions other than obtaining the Required SPAC Shareholder Approval. This Agreement has been, and each of the Transaction Documents to which any of them is a party will be, duly and validly executed and delivered by the SPAC Parties and, assuming obtaining the Required SPAC Shareholder Approval and due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of the SPAC Parties, enforceable against the SPAC Parties in accordance with its terms, subject to the Remedies Exceptions.

SECTION 6.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and each of the Transaction Documents to which any of them is a party by each of the SPAC Parties do not, and the performance of this Agreement and the Transaction Documents by each of the SPAC Parties will not, (i) conflict with or violate SPAC’s Organizational Documents, HoldCo’s Organizational Documents or Merger Sub’s Organizational Documents, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 6.05(b) have been obtained and all filings and obligations described in Section 6.05(b) have been made, conflict with or violate any Law applicable to each of the SPAC Parties or by which any of their property or assets is bound, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of the SPAC Parties pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which any SPAC Party is a party or by which any SPAC Party or any of their property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a SPAC Material Adverse Effect.

(b) The execution and delivery of this Agreement and the Transaction Documents to which any of them is a party by each of the SPAC Parties do not, and the performance of this Agreement and the Transaction Documents by each of the SPAC Parties will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover laws, (ii) the filing of the Certificate of Domestication in connection with the Domestication, (iii) the filing of the Certificate of Merger in accordance with the DLLCA and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected, individually or in the aggregate, to have a SPAC Material Adverse Effect.

SECTION 6.06 Compliance.

(a) None of the SPAC Parties are or have been in conflict with, or in default, breach or violation of, (i) any Law applicable to the SPAC Parties or by which any property or asset of the SPAC Parties is bound, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the SPAC Parties is a party or by which the SPAC Parties or any property or asset of the SPAC Parties is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not reasonably be expected to individually or in the aggregate be material to the SPAC Parties as a whole,. Each of the SPAC Parties is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the SPAC Parties to own, lease and operate its properties or to carry on its business as it is now being conducted.

(b) SPAC is not a party to any contract with any other person other than (i) this Agreement and the agreements expressly contemplated hereby, (ii) engagement agreements with advisors and consultants in connection with activities directed toward the accomplishment of a Business Combination, (iii) contracts filed prior to the Execution Date as exhibits to the SPAC SEC Reports, (iv) D&O Insurance contracts, (v) the contracts listed in Section 6.06(b) of the SPAC Disclosure Schedule, and (vi) any other contracts that, in the aggregate, require payment following the Execution Date by SPAC of less than $50,000 for all such contracts in the aggregate (such agreements described in clauses (ii) through (vi) above, collectively, “SPAC Contracts”). SPAC is not a party to any contract that, as of and following the Closing, will impose any limitations or restrictions on the business activities of SPAC, the Company or any Company Subsidiary.

(c) (i) Each SPAC Contract is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, the other parties thereto, and SPAC is not in breach or violation of, or default under, any SPAC Contract nor has any SPAC Contract been canceled by the counterparty; (ii) to the knowledge of SPAC, no other party is in breach or violation of, or default under, any SPAC Contract; (iii) SPAC has not received any written, or to the knowledge of SPAC, oral claim of any breach, violation or default under any such SPAC Contract; and (iv) no event has occurred that (with or without due notice or lapse of time or both) would result in a breach of, or default under, any SPAC Contract by SPAC or, to the knowledge of SPAC, the counterparties thereto. SPAC has made available to the Company true, correct and complete copies of all SPAC Contracts, including any and all amendments thereto.

SECTION 6.07 SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) SPAC has timely filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since December 17, 2021, together with any amendments, restatements or supplements thereto (collectively, the “SPAC SEC Reports”). As of their respective dates, the SPAC SEC

Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of any SPAC SEC Report that is a registration statement, or include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of any other SPAC SEC Report.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the SPAC SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in shareholders equity and cash flows of SPAC as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material to SPAC). SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports.

(c) Except for any Affiliate Loan and as and to the extent set forth in the SPAC SEC Reports, neither SPAC, HoldCo nor Merger Sub has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise).

(d) As of the Execution Date, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Reports.

SECTION 6.08 Absence of Certain Changes or Events.

(a) Since December 31, 2023 and prior to the date of this Agreement, except as expressly contemplated by this Agreement and in connection with any Affiliate Loan, (i) SPAC has conducted its business in all material respects in the ordinary course, (ii) SPAC has not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of its material assets, (iii) there has not been a SPAC Material Adverse Effect and (iv) SPAC has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 7.02.

(b) Since its incorporation, except for any Affiliate Loan, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination in accordance with the SPAC’s Organizational Documents. Except for this Agreement and the Transactions, SPAC has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any contract or transaction which is, or could reasonably be interpreted as constituting, such a Business Combination.

SECTION 6.09 Absence of Litigation. There is no Action pending or, to the knowledge of SPAC, threatened against any of the SPAC Parties, or any property or asset of any SPAC Party, before any Governmental Authority. None of the SPAC Parties is subject to any continuing order of, consent decree or settlement agreement with, or, to the knowledge of SPAC, continuing investigation by, any Governmental Authority.

SECTION 6.10 Board Approval. The SPAC Board, by resolutions duly adopted by the requisite vote of those voting at a meeting duly called and held and that has not been subsequently rescinded or modified in any way, has duly (a) determined that this Agreement, the Domestication, the Merger and the Transactions contemplated by this Agreement are fair to and in the best interests of SPAC and its shareholders, (b) approved this Agreement, the Merger and the Transactions and declared their advisability, and (c) recommended that the shareholders of SPAC approve and adopt this Agreement, the Merger, the Transactions and the SPAC Proposals and directed that this Agreement, Merger, the Transactions and the SPAC Proposals, be submitted for consideration by the shareholders of SPAC at the SPAC Shareholders’ Meeting.

SECTION 6.11 No Prior Operations of HoldCo and Merger Sub. Each of HoldCo and Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by this Agreement or in furtherance or anticipation of the Transactions.

SECTION 6.12 Brokers. Except as set forth in Section 6.12 of the SPAC Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission (including any Deferred Underwriting Fees) in connection with the Transactions based upon arrangements made by or on behalf of the SPAC Parties.

SECTION 6.13 SPAC Trust Fund. As of June 4, 2024, SPAC had no less than $13,476,592.55 in the trust fund established by SPAC for the benefit of its public shareholders (the “Trust Fund”) in a trust account at J.P. Morgan Chase Bank, N.A. (the “Trust Account”). The monies of such Trust Account are held in an interest-bearing demand deposit account or invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of December 17, 2021 and amended on June 15, 2023, and further amended on March 15, 2024 between SPAC and the Trustee (the “Trust Agreement”) or in cash. The Trust Agreement is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist any fact, circumstance or event which, with the giving of notice or the lapse of time, would constitute a breach or default by SPAC or the Trustee. There are no separate contracts, agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied): (a) between SPAC and the Trustee that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (b) to the knowledge of SPAC that would entitle any person (other than shareholders of SPAC who shall have elected to redeem their SPAC Ordinary Shares pursuant to SPAC’s Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (i) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (ii) upon the exercise of Redemption Rights in accordance with the provisions of SPAC’s Organizational Documents. Following the Closing, no shareholder of SPAC shall be entitled to receive any amount from the Trust Account except to the extent such shareholder is exercising its Redemption Rights. There are no Actions pending or, to the knowledge of SPAC, threatened in writing with respect to the Trust Account. As of the Execution Date, SPAC has no knowledge that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC at the Closing.

SECTION 6.14 Employees. Other than any officers as described in the SPAC SEC Reports, the SPAC Parties do not have (and have never had) any employees on their payroll, and have not retained any contractors, other than consultants and advisors in the ordinary course of business that are independent contractors. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied material liability with respect to any officer or director. The SPAC Parties have never and do not currently maintain, sponsor, or contribute to or have any liability (contingent or otherwise) with respect to any Employee Benefit Plan.

SECTION 6.15 Taxes.

(a) Each of the SPAC Parties (i) has duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed and all such filed Tax Returns are complete and accurate in all material respects; (ii) has timely paid or withheld all material Taxes that it is obligated to pay or withhold, except with respect to current Taxes that are not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves in respect thereof have been established in the financial statements contained in the SPAC SEC Reports in accordance with GAAP; (iii) with respect to all material Tax Returns filed by or with respect to it, has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension remains in effect; (iv) does not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending, asserted or proposed or threatened in writing by a Governmental Authority; and (v) has provided adequate reserves in accordance with GAAP in the financial statements contained in the SPAC SEC Reports for any material Taxes of SPAC as of the date of such financial statements that have not been paid.

(b) None of the SPAC Parties (i) has any liability for the Taxes of another person (other than the SPAC Parties) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Laws), as a transferee or a successor or by contract or agreement (other than any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and the principal purpose of which is not related to Taxes (e.g., leases, credit agreements or other commercial agreements)), or (ii) is a party to, is bound by or has any obligation to any Governmental Authority or other person (other than the SPAC Parties) under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract, agreement or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses), other than an agreement, contract or arrangement the primary purpose of which does not relate to Taxes.

(c) None of the SPAC Parties has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which SPAC is or was the common parent).

(d) None of the SPAC Parties will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) adjustment under Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) by reason of a change in method of accounting or otherwise prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) entered into or created prior to the Closing; or (v) prepaid amount received prior to the Closing outside the ordinary course of business.

(e) None of the SPAC Parties has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(f) There are no Tax Liens upon any assets of the SPAC Parties except for Permitted Liens.

(g) In the last three years, no written claim has been made by a Governmental Authority in a jurisdiction where Tax Returns with respect to the SPAC Parties are not filed asserting that the SPAC Parties is or may be subject to Tax in that jurisdiction.

(h) SPAC is, and has been since its formation, classified as a corporation for U.S. federal income Tax purposes.

(i) HoldCo is, and has been since its formation, disregarded as separate from SPAC for U.S. federal income Tax purposes.

(j) Merger Sub is, and has been since its formation, disregarded as separate from SPAC for U.S. federal income Tax purposes.

SECTION 6.16 Registration and Listing. The issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “IVCPU”. The issued and outstanding SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “IVCP”. The issued and outstanding SPAC Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “IVCPW”. As of the date of this Agreement, there is no Action pending or threatened in writing (or, to the knowledge of SPAC, otherwise) against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Units, SPAC Class A Ordinary Shares or SPAC Public Warrants or terminate the listing of SPAC on Nasdaq. Since its inception, SPAC (i) has complied in all material respects with the continued listing requirements of Nasdaq, (ii) has not received any written (or to the knowledge of SPAC, oral) deficiency notice from the Nasdaq relating to the continued listing requirements of the SPAC Units, SPAC Class A Ordinary Shares or SPAC Public Warrants, or (iii) has not received any notice of the delisting of the SPAC Units, SPAC Class A Ordinary Shares or SPAC Public Warrants from Nasdaq. None of SPAC or any of its affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, SPAC Class A Ordinary Shares or the SPAC Public Warrants under the Exchange Act.

SECTION 6.17 Investment Company Act. None of the SPAC Parties is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

SECTION 6.18 The SPAC Parties’ Investigation and Reliance. Each of the SPAC Parties is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and any Company Subsidiary and the Transactions, which investigation, review and analysis were conducted by the SPAC Parties together with expert advisors, including legal counsel, that they have engaged for such purpose. The SPAC Parties and their Representatives acknowledge and agree they have been provided with access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and any Company Subsidiary and other information that they have requested in connection with their investigation of the Company and the Company Subsidiaries and the Transactions. None of the SPAC Parties are relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any Company Subsidiary or any of their respective Representatives, except as expressly set forth in Article V (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement. Neither the Company nor any of its respective shareholders, affiliates or Representatives shall have any liability to the SPAC Parties or any of their respective shareholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to the SPAC Parties or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. The SPAC Parties acknowledge that neither the Company nor any of its shareholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and/or any Company Subsidiary.

SECTION 6.19 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article VI (as modified by the SPAC Disclosure Schedule), each of the SPAC Parties hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the SPAC Parties, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, prospects, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the Company, its affiliates or any of their respective Representatives by, or on behalf of, the SPAC Parties or any their respective subsidiaries, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the SPAC Disclosure Schedule) or in any certificate delivered by the SPAC Parties pursuant to this Agreement, the SPAC Parties have not and do not, and no other person on behalf of the SPAC Parties has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the SPAC Parties, whether or not included in any management presentation or in any other information made available to the Company, its affiliates or any of their respective Representatives or any other person, and any such representations or warranties are expressly disclaimed.

ARTICLE VII.

CONDUCT OF BUSINESS

SECTION 7.01 Conduct of Business by the Company.

(a) The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement in accordance with Article X, except as (i) expressly contemplated or permitted by any other provision of this Agreement or any Transaction Document, (ii) set forth in Section 7.01 of the Company Disclosure Schedule, or (iii) required by applicable Law, unless SPAC shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) the Company shall, and shall cause the Company Subsidiaries to, conduct their business in the ordinary course of business in a manner consistent with past practice; and

(ii) the Company shall, and shall cause the Company Subsidiaries to, preserve substantially intact the business organization of the Company and the Company Subsidiaries, use commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of the Company and the Company Subsidiaries and to preserve the relationships of the Company and the Company Subsidiaries with customers, Suppliers, and distributors, with which the Company or any Company Subsidiary has significant business relations.

(b) Without limitation of the foregoing, except as (i) expressly contemplated or permitted by any other provision of this Agreement or any Transaction Document, (ii) as set forth in Section 7.01 of the Company Disclosure Schedule, or (iii) as required by applicable Law, the Company shall not, and shall cause each Company Subsidiary not to, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement in accordance with Article X, directly or indirectly, do any of the following without the prior written consent of SPAC (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) amend, supplement, restate or otherwise change the Organizational Documents of the Company or any Company Subsidiary;

(ii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any equity interests of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any such equity interests, or any other ownership interest (including, without limitation, any phantom interest and/or so-called “participating financial instruments” pursuant to Section 2346, last paragraph, of the Italian Civil Code), of the Company or any Company Subsidiary;

(iii) sell, lease, or otherwise dispose of any of its material assets, rights or properties other than (i) sales of inventory and equipment, or sales of Hydrocarbons, in each case, in the ordinary course of business, or sales of or disposals of obsolete or worthless assets at the time of their schedule retirement; and (ii) exchanges or swaps of Oil and Gas Properties or other related assets in the ordinary course of business;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its equity interests;

(v) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its equity interests;

(vi) acquire (including, without limitation, by merger, consolidation, combination or acquisition of stock or any other business combination), directly or indirectly, any assets, securities, properties, interests or businesses of any corporation, partnership, other business organization or any division thereof, other than (i) pursuant to an agreement of the Company or any of the Company Subsidiaries in effect on the Execution Date that is made available to SPAC, (ii) acquisitions for which the consideration is less than $10,000,000 individually or $20,000,000 in the aggregate, or (iii) the exchange or swap of Oil and Gas Properties or other related asserts in the ordinary course of business;

(vii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, such obligations of any person, or make any loans, advances or capital contributions or intentionally grant any security interest in any of its assets; provided that notwithstanding anything to the contrary in this Section 7.01, the Company or any of its subsidiaries may enter into a reserve-based lending facility on arms-length terms, so long as the maximum indebtedness incurred thereunder does not exceed $90,000,000;

(viii) incur any capital expenditure or obligations or liabilities in respect thereof, except (i) for those contemplated on Section 7.01(b)(viii) of the Company Disclosure Schedule, (ii) capital expenditures not contemplated on Section 7.01(b)(viii) of the Company Disclosure Schedule that are under $40,000,000 in the aggregate, and (iii) capital expenditures to repair damage from casualty events or otherwise required on an emergency basis, provided that the Company shall notify SPAC of such emergency expenditure as promptly as reasonably practicable;

(ix) enter into, renew or amend in any material respect any Interested Party Transaction (or any contractual or other arrangement, that if existing on the date of this Agreement, would have constituted an Interested Party Transaction);

(x) materially amend (other than reasonable amendments in the ordinary course of business or amendments made in connection with any Transactions) any accounting or cash management policies or procedures, other than as required by GAAP;

(xi) amend any material Tax Return; change any material method of Tax accounting; make, change or rescind any material election relating to Taxes; settle or compromise any material U.S. federal, state, local or non-U.S. Tax audit, assessment, Tax claim or other controversy relating to Taxes; surrender any right to claim a Tax refund; or enter into any Tax sharing, allocation, indemnity or similar agreement (other than an agreement, contract or arrangement the primary purpose of which does not relate to Taxes);

(xii) close or materially reduce the activities of the Company and its Subsidiaries (taken as a whole);

(xiii) adopt or enter into, amend or terminate any Employee Benefit Plan, except in the ordinary course of business or as required by law;

(xiv) make any material payment with respect to an Interested Party Transaction;

(xv) enter into any material new line of business outside of the businesses currently conducted by the Company or the Company Subsidiaries as of the date of this Agreement; or

(xvi) enter into any binding agreement or otherwise make a binding commitment with respect to any of the foregoing.

Any action taken, or omitted to be taken, by the Company or its Subsidiaries to the extent that such act or omission is required to comply with any Law, order, directive, pronouncement or guideline issued by a Governmental Authority providing for business closures, “sheltering-in-place” or other restrictions that relates to, or arises out of, COVID-19 or any other pandemic or public health crisis shall in no event be deemed to constitute a breach of this Section 7.01 and any action taken, or omitted to be taken, to the extent reasonably determined by the Company to be necessary and advisable in response to COVID-19, after reasonably consulting with SPAC, shall not be deemed to constitute a breach of this Section 7.01.

SECTION 7.02 Conduct of Business by the SPAC Parties. Except as expressly contemplated or permitted by any other provision of this Agreement or any Transaction Document and except as required by applicable Law, from the date of this Agreement until the Effective Time or the earlier termination of this Agreement in accordance with Article X and the Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), SPAC shall, and shall cause HoldCo and Merger Sub to, conduct their business in the ordinary course of business and in a manner consistent with past practice. Without limitation of the foregoing, except as expressly contemplated or permitted by any other provision of this Agreement or any Transaction Document and as required by applicable Law, none of the SPAC Parties shall, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement in accordance with Article X, directly or indirectly, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably conditioned, withheld or delayed):

(a) amend or otherwise change SPAC’s Organizational Documents, HoldCo’s Organizational Documents, Merger Sub’s Organizational Documents or form any subsidiary of SPAC other than HoldCo and Merger Sub;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its equity interests, other than redemptions from the Trust Fund that are required pursuant to SPAC’s Organizational Documents;

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the SPAC Ordinary Shares or SPAC Warrants, the HoldCo Interests or the Merger Sub Interests, except for payments from the Trust Fund pursuant to the exercise of Redemption Rights;

(d) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of the SPAC Parties, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the SPAC Parties;

(e) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

(f) incur any indebtedness for borrowed money or guarantee any indebtedness for borrowed money or obligations of another person or persons, issue or sell any debt securities or warrants or other rights to acquire any debt securities of SPAC or its subsidiaries, as applicable;

(g) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the Execution Date, as agreed to by its independent accountants;

(h) amend any material Tax Return; change any material method of Tax accounting; make, change or rescind any material election relating to Taxes; settle or compromise any material U.S. federal, state, local or non-U.S. Tax audit, assessment, Tax claim or other controversy relating to Taxes; surrender any right to claim a Tax refund; or enter into any Tax sharing, allocation, indemnity or similar agreement (other than an agreement, contract or arrangement the primary purpose of which does not relate to Taxes);

(i) liquidate, dissolve, reorganize or otherwise wind up the business and operations of the SPAC Parties;

(j) amend or modify the Trust Agreement or any other agreement related to the Trust Account, the SPAC Warrant Agreement or SPAC’s Organizational Documents, or seek any approval from SPAC shareholders with respect to any such change, modification or amendment in a manner that is materially adverse to the Company;

(k) waive, release, assign, settle or compromise any Action;

(l) adopt or enter into any Employee Benefit Plan; or

(m) enter into any binding agreement or otherwise make a binding commitment with respect to any of the foregoing.

SECTION 7.03 Claims Against Trust Account. For and in consideration of SPAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company agrees on behalf of itself, the Company Subsidiaries and their Representatives, that, notwithstanding any other provision contained in this Agreement, none of the Company, the Company Subsidiaries and their Representatives, now has, and shall not at any time prior to the Closing have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and SPAC on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 7.03 as the “Claims”). The Company acknowledges and agrees on behalf of itself, the Company Subsidiaries and their Representatives, that SPAC has established the Trust Account for the benefit of the public shareholders of SPAC, which holds proceeds of its initial public offering. Notwithstanding any other provision contained in this Agreement, including the previous sentence, the Company hereby irrevocably waives on behalf of itself, the Company Subsidiaries and their Representatives, any Claim it may have, now or in the future and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit the Company from pursuing a claim against the SPAC Parties (a) for legal relief against monies or other assets of the SPAC Parties held outside of the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) or (b) for specific performance or other equitable relief in connection with the Transactions (including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Redemption Rights)). The Company acknowledges and agrees that such irrevocable waiver is material to this Agreement and specifically relied upon by the SPAC Parties and the Sponsor to induce SPAC Parties to enter into this Agreement, and the Company further intends and understands such waiver to be enforceable against the Company and the Company Subsidiaries and persons that they have the authority to bind under applicable Law. In the event that the Company commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, SPAC shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action, to the extent SPAC prevails in such action or proceeding.

ARTICLE VIII.

ADDITIONAL AGREEMENTS

SECTION 8.01 Financial Statements; Proxy Statement.

(a) Following the Execution Date and prior to the filing of the Registration Statement contemplated in Section 8.01(b) below (or any amendment thereto), the Company shall deliver to SPAC (i) a final copy of the Financial Statements; and (ii) each of the financial statements of the Company and the subsidiaries required to be included in the Registration Statement or any other filings to be made by SPAC with the SEC in connection with the Transactions ((i) and (ii), collectively, the “Closing Company Financial Statements”). The Closing Company Financial Statements (i) shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except, in the case of any audited financial statements, as may be specifically indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments and the absence of notes thereto), (ii) shall fairly present, in all material respects, the financial position, results of operations, shareholders’ deficit and cash flows of the Company and its subsidiaries as at the date thereof and for the period indicated therein (subject to, in the case of any unaudited financial statements, normal year-end audit adjustments), (iii) in the case of any audited financial statements, shall be audited in accordance with the standards of the PCAOB and shall contain an unqualified report of the Company’s auditor and (iv) shall comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates of delivery (including Regulation S-X or Regulation S-K, as applicable).

(b) Subject to the terms of this Section 8.01(b), SPAC (with the assistance and cooperation of the Company as reasonably requested by SPAC) shall prepare and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement (as defined below) contained therein, the “Registration Statement”) in connection with the Domestication and the registration under the Securities Act of the Surviving PubCo Class A Common Stock to be issued pursuant to this Agreement, which Registration Statement will also contain a proxy statement (the “Proxy Statement”) to be sent to the shareholders of SPAC relating to the SPAC Shareholders’ Meeting to adopt and approve the SPAC Proposals and other matters reasonably related to the SPAC Proposals, all in accordance with and as required by SPAC’s Organizational Documents, any related agreements with Sponsor and its affiliates, applicable Law, and any applicable rules and regulations of the SEC and Nasdaq. SPAC and the Company each shall use their reasonable best efforts to (i) cause the Registration Statement, when filed with the SEC, to comply in all material respects with all legal requirements applicable thereto and (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement. As promptly as practicable after the date on which the SEC confirms orally or in writing, that it has no further comments on the Registration Statement or that it does not intend to review the Registration Statement, SPAC shall cause the Registration Statement to become effective and mail the Proxy Statement to its shareholders. Each of SPAC and the Company shall furnish all information concerning it or any of its subsidiaries as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement.

(c) No filing of, or amendment or supplement to the Registration Statement will be made by SPAC without the approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed). SPAC will advise the Company, promptly after it receives notice thereof, of any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and shall, as promptly as practicable after receipt thereof, supply the Company with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, or, if not in writing, a description of such communication, with respect to the Registration Statement. No response to any comments from the SEC or the staff of the SEC relating to the Registration Statement will be made by SPAC without the prior consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) and without providing the Company a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC.

(d) SPAC represents that the information supplied by SPAC for inclusion in the Registration Statement shall not, at (i) the time the Registration Statement is declared effective and (ii) the time of the SPAC Shareholders’ Meeting, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Closing, any event or circumstance relating to the SPAC Parties, or their respective officers or directors, should be discovered by SPAC which should be set forth in an amendment or a supplement to the Registration Statement, SPAC shall promptly inform the Company.

(e) The Company represents that the information supplied by the Company for inclusion in the Registration Statement shall not, at (i) the time Registration Statement is declared effective and (ii) the time of the SPAC Shareholders’ Meeting, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Closing, any event or circumstance relating to the Company or any Company Subsidiary or its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement, the Company shall promptly inform SPAC.

SECTION 8.02 Meeting.

(a) SPAC Shareholders’ Meeting. SPAC shall call and hold the SPAC Shareholders’ Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the SPAC Proposals, and SPAC shall use its reasonable best efforts to hold the SPAC Shareholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective; provided that SPAC may (or, upon the receipt of a reasonable request to do so from the Company, shall) postpone or adjourn the SPAC Shareholders’ Meeting pursuant to Section 8.02(c) or to otherwise take actions consistent with SPAC’s obligations pursuant to Section 8.08 of this Agreement. SPAC shall use its reasonable best efforts to obtain the approval of the SPAC Proposals at the SPAC Shareholders’ Meeting, including by soliciting from its shareholders proxies as promptly as possible in favor of the SPAC Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders. Subject to Section 8.02(b), the SPAC Board shall recommend to the SPAC shareholders that they approve the SPAC Proposals (the “SPAC Board Recommendation”) and shall include the SPAC Board Recommendation in the Proxy Statement.

(b) SPAC Board Change in Recommendation. The SPAC Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Board Recommendation (any of the foregoing actions, a “SPAC Board Change in Recommendation”), other than in the event the SPAC Board determines in good faith, after consultation with its outside legal counsel, at any time prior to, but not after, obtaining the SPAC Shareholder Approval, that a SPAC Intervening Event has occurred and that, as a result thereof, a failure to make a SPAC Board Change in Recommendation would reasonably be expected to be a breach by the SPAC Board of its fiduciary obligations to the SPAC shareholders under applicable Law; provided that the SPAC Board will not be entitled to make, or agree or resolve to make, a SPAC Board Change in Recommendation unless (i) SPAC delivers to the Company a written notice (a “SPAC Intervening Event Notice”) advising the Company that the SPAC Board proposes to take such action and containing the material facts underlying the SPAC Board’s determination that a SPAC Intervening Event has occurred and that a failure to make a SPAC Board Change in Recommendation would reasonably be expected to constitute a breach by the SPAC Board of its fiduciary obligations under applicable Law (it being acknowledged that any SPAC Intervening Event Notice shall not itself constitute a breach of this Agreement), and (ii) at or after 5:00 p.m., New York City time, on the fifth (5th) Business Day immediately following the day on which SPAC delivered the SPAC Intervening Event Notice (such period from the time the SPAC Intervening Event Notice is provided until 5:00 p.m. New York City time on the fifth (5th) Business Day immediately following the day on which SPAC delivered the SPAC Intervening Event Notice (it being understood that any material development with respect to a SPAC Intervening Event shall require a new notice but with an additional three (3) Business Day (instead of a five (5) Business Day) period from the date of such notice), the “SPAC Intervening Event Notice Period”), after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the SPAC Intervening Event Notice Period, offered to SPAC, the SPAC Board reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make a SPAC Board Change in Recommendation would reasonably be expected to be a breach of its fiduciary duties under applicable Law; provided further that, if requested by the Company, during the SPAC Intervening Event Notice Period and prior to making a SPAC Board Change in Recommendation, SPAC will, and will cause its Representatives to, negotiate in good faith with the Company and its Representatives during the SPAC Intervening Event Notice Period to make such revisions or adjustments to the terms and conditions of this Agreement so as to obviate the need for a SPAC Board Change in Recommendation.

(c) SPAC may postpone, suspend or adjourn the SPAC Shareholders’ Meeting on one or more occasions after the date for which the SPAC Shareholders’ Meeting was originally scheduled upon the good faith determination by the SPAC Board that such postponement or adjournment, as the case may be, is necessary to (i) solicit additional proxies to obtain the SPAC Shareholder Approval, (ii) obtain a quorum if one is not present at any then scheduled SPAC Shareholders’ Meeting, (iii) ensure that any supplement or amendment to the Proxy Statement that the SPAC Board has determined in good faith is required by applicable Law is provided to the SPAC shareholders with adequate time for review prior to the SPAC Shareholders’ Meeting, or (iv) with the Company’s prior written consent; provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii), or (iii) above, the SPAC Shareholders’ Meeting shall be reconvened as promptly as practicable and in any event no later than five (5) Business Days after the date that such matters are resolved.

SECTION 8.03 Access to Information; Confidentiality.

(a) Subject to applicable Law and without limitation of the parties’ obligations under the Non-Disclosure Agreement, from the date of this Agreement until the Effective Time, the Company and SPAC shall (and shall cause their respective subsidiaries to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, key employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor the SPAC Parties shall be required to provide access to or disclose information where the access or disclosure would jeopardize the protection of attorney-client privilege, violate a contract to which such person is party, contravene applicable Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention), or involve invasive environmental sampling, testing, or drilling.

(b) Notwithstanding anything in this Agreement to the contrary, each party (and its respective Representatives) may consult any Tax advisor as is reasonably necessary regarding the Tax treatment and Tax structure of the Transactions and may disclose to such advisor as if reasonably necessary, the Intended Tax Treatment and Tax structure of the Transactions and all materials (including any Tax analysis) that are provided relating to such treatment or structure, in each case in accordance with applicable Law.

SECTION 8.04 Exclusivity. From the date of this Agreement and ending on the earlier of (a) the Effective Time and (b) the termination of this Agreement in accordance with Article X, the parties hereto shall not, and shall cause their respective subsidiaries and its and their respective Representatives not to, directly or indirectly, (i) enter into, knowingly solicit, initiate or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any sale of any material assets of such party or any of the capital stock or equity interests (including by way of initial public offering) or any conversion, consolidation, liquidation, dissolution or similar transaction involving such party or any of such party’s Subsidiaries other than with the other parties to this Agreement and their respective Representatives (an “Alternative Transaction”), (ii) enter into any agreement regarding, continue or otherwise knowingly participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction or (iii) commence, continue or renew any due diligence investigation regarding any Alternative Transaction; provided that the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the Transactions shall not be deemed a violation of this Section 8.04. Each party shall, and shall cause its affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction. If a party or any of its subsidiaries or any of its or their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the Closing, then such party shall promptly (and in no event later than 48 hours after such party becomes aware of such inquiry or proposal) notify such person in writing that such party is subject to an exclusivity agreement with respect to the Transactions that prohibits such party from considering such inquiry or proposal, but only, in the case of SPAC, to the extent not inconsistent with the fiduciary duties of the SPAC Board. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 8.04 by a party or any of its subsidiaries or its or their affiliates or Representatives shall be deemed to be a breach of this Section 8.04 by such party.

SECTION 8.05 Employee Benefits Matters.

(a) Prior to the effectiveness of the Registration Statement, the Company may enter into employment agreements with each of the individuals set forth on Section 8.05(a) of the Company Disclosure Schedule (the “Employment Agreements”), which Employment Agreements shall: (i) be effective as of the Closing, and subject to prior approval by SPAC; and (ii) contain market terms for a public company of similar size and industry to the Company.

(b) The provisions of this Section 8.05 are solely for the benefit of the parties to the Agreement, and nothing contained in this Agreement, express or implied, shall confer upon any employee or legal representative or beneficiary or dependent thereof, or any other person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, whether as a third-party beneficiary or otherwise, including, without limitation, any right to employment or continued employment for any specified period, or level of compensation or benefits.

SECTION 8.06 Directors’ and Officers’ Indemnification.

(a) To the fullest extent permitted by Law, the limited liability company agreement of the Company following the Transactions shall contain provisions no less favorable with respect to indemnification, exculpation, advancement or expense reimbursement than are set forth in the Company LLC Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Closing in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Closing, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by applicable Law. The parties further agree that with respect to the provisions of the Organizational Documents of the Company Subsidiaries relating to indemnification, exculpation, advancement or expense reimbursement, such provisions shall not be amended, repealed or otherwise modified for a period of six years from the Closing in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Closing, were directors, officers, employees, fiduciaries or agents of such Company Subsidiary, unless such modification shall be required by applicable Law. For a period of six years from the Closing, Surviving PubCo and the Company shall indemnify and hold harmless each present and former director and officer of the Company and the Company Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or relating to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Company would have been permitted under applicable Law and the Company LLC Agreement in effect on the date of this Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

(b) To the fullest extent permitted by Law, the certificate of incorporation and bylaws of Surviving PubCo following the Transactions shall contain provisions no less favorable with respect to indemnification, exculpation, advancement or expense reimbursement than are set forth in the current SPAC Articles of Association, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Closing in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Closing, were directors, officers, employees, fiduciaries or agents of SPAC, unless such modification shall be required by applicable Law. For a period of six years from the Closing, Surviving PubCo shall indemnify and hold harmless each present and former director and officer of SPAC against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or relating to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that SPAC would have been permitted under applicable Law, the SPAC Articles of Association (prior to the Domestication), the Surviving PubCo Certificate of Incorporation or the Surviving PubCo Bylaws in effect on the date of this Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

(c) For a period of six years from the Effective Time, Surviving PubCo shall maintain in effect directors’ and officers’ liability insurance (“D&O Insurance”) covering those persons who are currently covered by the directors’ and officers’ liability insurance policy applicable to the Company and the Company Subsidiaries and their respective directors and officers on terms not less favorable than the terms of such current insurance coverage.

(d) Prior to the Effective Time, SPAC shall purchase a prepaid “tail” policy (“SPAC Tail Policy”) with respect to the D&O Insurance covering those persons who are currently covered by SPAC’s directors’ and officers’ liability insurance policies. If SPAC elects to purchase such a SPAC Tail Policy prior to the Closing, Surviving PubCo shall maintain such SPAC Tail Policy in full force and effect for a period of no less than six years after the Closing and continue to honor Surviving PubCo’s obligations thereunder.

(e) On the Closing Date, SPAC shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and SPAC with the post-Closing directors and officers of Surviving PubCo, which indemnification agreements shall continue to be effective following the Closing.

(f) For a period of six years from the Effective Time, each of the SPAC Parties agree that it shall indemnify and hold harmless Sponsor and each present and former director, officer, equity holder and affiliate of Sponsor, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

(g) In the event Surviving PubCo, the Company, HoldCo or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Surviving PubCo, the Company and HoldCo, as the case may be, shall assume all of the obligations set forth in this Section 8.06.

(h) The persons entitled to the indemnification, liability limitation, exculpation or insurance coverage set forth in this Section 8.06 are intended to be third party beneficiaries of this Section 8.06. This Section 8.06 shall survive the consummation of the Transactions contemplated by this Agreement and shall be binding on all successors and assigns thereof.

SECTION 8.07 Notification of Certain Matters. The Company shall give prompt notice to SPAC, and SPAC shall give prompt notice to the Company, of any event which a party hereto becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article X), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article IX to fail.

SECTION 8.08 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities and parties to contracts with the Company and the Company Subsidiaries as set forth in Section 5.05(a) necessary for the consummation of the Transactions and to fulfill the conditions to the Transactions. In case, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.

(b) Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting, or video or telephone conference, with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting or conference. Except as required by applicable Law, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Except as required by applicable Law, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

SECTION 8.09 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of SPAC and the Company. Thereafter, between the date of this Agreement and the Effective Time (or the earlier termination of this Agreement in accordance with Article X) unless otherwise prohibited by applicable Law or the requirements of Nasdaq, each of SPAC and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements (including through social media platforms) with respect to this Agreement, the Merger and the Transactions, and shall not issue any such press release or make any such public statement (including through social media platforms) without the prior written consent of the other party. Furthermore, nothing contained in this Section 8.09 shall prevent (a) SPAC or the Company and/or its respective affiliates from publishing any press release or public announcement that is substantively consistent with public statements set forth in (i) the initial press release, (ii) other press releases published by the Company and/or its respective affiliates prior to the date of this Agreement, or (iii) previously consented to by the other party in accordance with this Section 8.09, (b) SPAC or the Company and/or its respective affiliates from furnishing customary or other reasonable information concerning the Merger, Transactions to their investors and prospective investors that is substantively consistent with public statements set forth in (i) the initial press release, (ii) other press releases published by the Company and/or its respective affiliates prior to the date of this Agreement, or (iii) previously consented to by the other party in accordance with this Section 8.09, or (c) the Company and its affiliates from furnishing customary or other reasonable information concerning the Merger and the Transactions to their respective members, managers, limited partners, and advisory or similar committees.

SECTION 8.10 Stock Exchange Listing. SPAC and the Company will use their reasonable best efforts to cause all shares of Surviving PubCo Class A Common Stock outstanding immediately following the Closing and all shares of Surviving PubCo Class A Common Stock issuable upon the exercise of the HoldCo Holder Redemption Right and the SPAC Public Warrants to be approved for listing an Approved Exchange. During the period from the Execution Date until the Closing, SPAC will use its reasonable best efforts to keep the SPAC Units, SPAC Ordinary Shares and SPAC Public Warrants listed for trading on an Approved Exchange.

SECTION 8.11 Trust Account. As of the Effective Time, the obligations of SPAC to dissolve or liquidate within a specified time period as contained in the SPAC Articles of Association will be terminated and SPAC shall have no obligation whatsoever to dissolve and liquidate the assets of SPAC by reason of the consummation of the Transactions or otherwise, and no shareholder of SPAC shall be entitled to receive any amount from the Trust Account. At least 48 hours prior to the Closing, SPAC shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Closing to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to SPAC following the payment by the Trustee of the SPAC Shareholder BCA Redemption Amount.

SECTION 8.12 Tax Matters.

(a) For U.S. federal (and any applicable state or local) income Tax purposes, each of the Company and the SPAC Parties hereby agree to treat (and, if applicable, to cause its affiliates to treat) certain portions of the Transactions as follows:

(i) (A) The Domestication shall be treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and (B) this Agreement is hereby adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code;

(ii) (A) HoldCo shall be treated as a continuation of the Company as a partnership (the “Continuing Partnership”), (B) SPAC shall be treated as contributing property to the Continuing Partnership under Section 721(a) of the Code, (C) the receipt by any Company Member of HoldCo Units in the Merger shall be disregarded, with such Company Member continuing to hold equity interests of the Continuing Partnership, and (D) the receipt by any Company Member of Surviving PubCo Class A Common Stock in the Merger shall be treated as the transfer by such Company Member of equity interests in the Continuing Partnership to SPAC in exchange for such Surviving PubCo Class A Common Stock;

(iii) The Surviving PubCo Class C Common Stock and the HoldCo Holder Redemption Rights shall be treated as having a fair market value equal to zero dollars ($0) at the Effective Time; and

(iv) Any rights of a Company Member to receive payments under the Tax Receivable Agreement in connection with the exercise of a HoldCo Holder Redemption Right shall be treated as received by such Company Member upon such exercise as additional consideration for the HoldCo Units exchanged in the applicable redemption (and, for the avoidance of doubt, shall not be treated as consideration received in the Merger).

To the extent applicable, the tax treatment described in Section 8.12(a) is referred to as the “Intended Tax Treatment.” Each of the Company and the SPAC Parties shall (and, if applicable, shall cause its affiliates to) use reasonable best efforts to (i) cause the Transactions to qualify for the Intended Tax Treatment, (ii) take no action (whether or not otherwise permitted under this Agreement), which action would prevent or impede, or that would reasonably be expected to prevent or impede, the Transactions from qualifying for the Intended Tax Treatment, (iii) prepare and file all Tax Returns in a manner consistent with the Intended Tax Treatment, and (iv) not take any action or position inconsistent with the Intended Tax Treatment in any Tax Return, Tax-related Action or otherwise for Tax purposes, unless otherwise required pursuant to a determination within the meaning of Section 1313(a) of the Code. For the avoidance of doubt, if any opinion relating to the Intended Tax Treatment is required in connection with the filing of the Registration Statement or any other required disclosure in respect thereof, then (i) to the extent such opinion or disclosure relates to the Company or any of its direct or indirect owners, the Company shall use commercially reasonable efforts to cause such opinion to be provided by a nationally recognized tax advisor of the Company, and (ii) to the extent such opinion or disclosure relates to SPAC or any of its direct or indirect owners, SPAC shall use commercially reasonable efforts to cause such opinion to be provided by a nationally recognized tax advisor of SPAC. Each of the parties shall, and shall cause is respective affiliates to, cooperate in connection with the delivery of any such opinion, including by providing any customary representation letters that may be reasonably requested by any such tax advisor. Notwithstanding anything to the contrary in this Agreement, none of the parties or their respective Tax advisors are obligated to provide any Tax opinion other than a customary opinion regarding the material accuracy of any disclosure regarding U.S. federal income Tax considerations of the Transactions included in the Registration Statement as may be required to satisfy applicable rules and regulations promulgated by the SEC, nor will a Tax opinion by any party’s advisors be a condition precedent to the Transactions.

(b) Any transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including any associated penalties and interest) incurred in connection with this Agreement and the Transactions will be borne and paid by HoldCo.

(c) Upon request, SPAC shall (and after the Closing, Surviving PubCo shall) (and shall cause its affiliates to) exercise commercially reasonable efforts to provide to the pre-Closing holders of SPAC Ordinary Shares and SPAC Warrants all information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) as a result of SPAC’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code, and (ii) under Section 367(b) of the Code and the Treasury Regulations thereunder as a result of the Domestication.

(d) At the Closing, (i) the Company shall deliver to Surviving PubCo a statement described in Treasury Regulations Section 1.1445-11T(d)(2)(i), and (ii) each Company Member that is a “United States person” within the meaning of Section 7701(a)(30) of the Code shall deliver to Surviving PubCo a duly executed IRS Form W-9.

SECTION 8.13 Post-Closing Directors and Officers. Subject to the terms of SPAC’s Organizational Documents, the Surviving PubCo Certificate of Incorporation and the Surviving PubCo Bylaws, SPAC shall take all such action within its power as may be necessary or appropriate such that immediately following the Closing:

(a) The board of directors of Surviving PubCo (the “Surviving PubCo Board”) shall consist of five (5) directors, which shall be divided into three classes, designated Classes I, II and III (with Class I consisting of two (2) directors, Class II consisting of two (2) directors and Class III consisting of one (1) director), and all whom shall be designated by the Company Members. The Surviving PubCo Board shall comply with existing requirements of the Exchange Act, the applicable exchange on which the Surviving PubCo elects to list and the Sarbanes Oxley Act of 2022.

(b) SPAC and the Company shall take all action necessary, including causing the officers of SPAC to resign, so that the individuals serving as officers of the Company immediately prior to the Closing will be the individual serving as officers of Surviving PubCo immediately after the Closing.

SECTION 8.14 Payment of Expenses at Closing.

(a) If the Closing shall occur, then in connection with the Closing, Surviving PubCo shall:

(i) use an aggregate of $5,750,000, in the following order, (i) pay, or cause to be paid, SPAC Transaction Expenses; (ii) pay Sponsor the amount remaining after payment of SPAC Transaction Expenses in clause (i) above necessary to repay in full and terminate any outstanding loans or other obligations owed by SPAC or Surviving PubCo to Sponsor; and (iii) pay Sponsor the remaining amount after the payments in clauses (i) and (ii) above as consideration for the repurchase of Sponsor’s private placement shares; and

(ii) pay or cause to be paid the Company Transaction Expenses.

(b) As set forth in the A&R Sponsor Letter Agreement and the Investor Letter Agreements:

(i) Sponsor shall be responsible for the payment of any and all SPAC Transaction Expenses or other payments required by the SPAC in connection with Closing that are not paid by Surviving PubCo at Closing, assuming that Surviving PubCo has up to $5,750,000 to pay SPAC Transaction Expenses pursuant to Section 8.14(a) above; and

(ii) the Sponsor Related Parties, the NRA Parties and the Anchor Investors acknowledged that upon the payments by Surviving PubCo in Section 8.14(a)(i) above, together with the retention by the Sponsor Related Parties, NRA Parties and Anchor Investors of an aggregate of 1,400,000 shares of Surviving PubCo Class A Common Stock at Closing, all SPAC Liabilities, including all loans or other obligations owed by SPAC or Surviving PubCo to the NRA Parties, the Anchor Investors or the Sponsor Related Parties, including any Sponsor Advances and the Sponsor Note, shall be deemed paid in full, satisfied and terminated.

SECTION 8.15 SPAC Board of Directors. SPAC shall take all action necessary to cause each of the directors and officers of SPAC set forth on Section 8.15 of the SPAC Disclosure Schedule to resign, conditioned upon and effective as of the Closing.

SECTION 8.16 Company Member Approval. The Company shall, in a manner in compliance with applicable Law, solicit, and deliver to SPAC, the Company Requisite Approval via written consent (the “Written Consent”) as soon as practicable after the Registration Statement becomes effective, and in any event within five (5) Business Days after the Registration Statement becomes effective.

SECTION 8.17 Section 16 Matters. Prior to the Effective Time, the parties hereto and their respective boards of directors, or appropriate committees of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, as applicable, shall adopt resolutions consistent with the interpretive guidance of the SEC so that the acquisition of shares of Surviving PubCo Class A Common Stock pursuant to this Agreement and the other agreements contemplated hereby by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Surviving PubCo following the Effective Time shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

SECTION 8.18 Equity Financing. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article X, SPAC and the Company may, but shall not be required to, enter into and consummate subscription agreements with investors relating to an Equity Financing; provided that such Equity Financing shall be on financing terms and conditions acceptable to the Company. If the Company elects to seek an Equity Financing, the Company and SPAC shall, and shall cause their respective Representatives to, use their respective commercially reasonable efforts to cooperate with each other and their respective Representatives in connection with such Equity Financing and use their respective commercially reasonable efforts to cause such Equity Financing to occur.

ARTICLE IX.

CONDITIONS

SECTION 9.01 Conditions to the Obligations of Each Party. The obligations of the Company and the SPAC Parties to consummate the Merger and the other Transactions are subject to the satisfaction or waiver in accordance with the terms of this Agreement (where permissible) of the following conditions:

(a) SPAC Shareholders’ Approval. The Required SPAC Shareholder Approval shall have been obtained.

(b) No Order. There shall not (i) be in force any Law, regulation, judgment, decree, executive order or award entered by any Governmental Authority enjoining or prohibiting the consummation of the Merger; provided, that the Governmental Authority issuing such Law, regulation, judgment, decree, executive order or award has jurisdiction over the parties hereto with respect to the Merger and the Transactions, or (ii) have been adopted following the Execution Date any Law that would result in the consummation of the Merger and the Transactions being illegal or otherwise prohibited.

(c) Stock Exchange Listing. All shares of Surviving PubCo Class A Common Stock outstanding as of Closing and all shares of Surviving PubCo Class A Common Stock issuable upon the exercise of the HoldCo Holder Redemption Right and the SPAC Public Warrants shall be listed on an Approved Exchange (as if it were a new initial listing by an issuer and had never been listed prior to Closing) as of the Closing Date subject to official notice of issuance.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purposes shall have been initiated or threatened by the SEC and not withdrawn.

(e) Company Approval. The Company Members shall have approved the Merger and the other Transactions in accordance with the Company LLC Agreement (the “Company Requisite Approval”).

SECTION 9.02 Conditions to the Obligations of the SPAC Parties The obligations of the SPAC Parties to consummate the Merger and the other Transactions is subject to the satisfaction or waiver in accordance with the terms of this Agreement (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company and Company Subsidiaries contained in (i) Section 5.01, Section 5.02, Section 5.04, Section 5.05(a)(i) and Section 5.23 shall each be true and correct in all material respects as of the Execution Date and the Closing Date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such specified date); (ii) Section 5.03 shall be true and correct in all respects (other than de minimis exceptions) as of the Execution Date and the Closing Date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects, other than de minimis exceptions, as of such specified date), and (iii) the other provisions of Article V shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the Execution Date and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct would not have a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Officer Certificate. The Company shall have delivered to SPAC a certificate, dated the date of the Closing, signed by the Chief Executive Officer of the Company, certifying as to the satisfaction of the conditions specified in Section 9.02(a), Section 9.02(b) and Section 9.02(d).

(d) Material Adverse Effect. No Company Material Adverse Effect shall have occurred after the date of this Agreement that is continuing.

(e) Closing Deliveries. The Company shall have delivered or caused to be delivered (or will deliver or cause to be delivered at Closing) to SPAC the documents and deliveries set forth in Section 4.04.

SECTION 9.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger and the other Transactions are subject to the satisfaction or waiver in accordance with the terms of this Agreement (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the SPAC Parties contained in (i) Section 6.01, Section 6.02, Section 6.05(a)(i), Section 6.13 and Section 6.16 shall each be true and correct in all material respects as of the Execution Date and the Closing Date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), (ii) Section 6.03 shall be true and correct in all respects (other than de minimis exceptions) as of the Execution Date and the Closing Date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects, other than de minimis exceptions, as of such specified date); and (iii) the other provisions of Article VI shall be true and correct in all respects (without giving effect to any “materiality,” “SPAC Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the Execution Date and as of the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct would not have a SPAC Material Adverse Effect.

(b) Agreements and Covenants. The SPAC Parties shall have performed or complied in all material respects with all other agreements and covenants required by this Agreement and the other Transaction Documents to be performed or complied with by it on or prior to the Closing.

(c) Officer Certificate. SPAC shall have delivered to the Company a certificate, dated the date of the Closing, signed by the Chief Executive Officer of SPAC, certifying as to the satisfaction of the conditions specified in Section 9.03(a), Section 9.03(b) and Section 9.03(d).

(d) Material Adverse Effect. No SPAC Material Adverse Effect shall have occurred after the Execution Date that is continuing.

(e) Trust Fund. SPAC shall have made all necessary and appropriate arrangements with the Trustee to have all of the Trust Funds disbursed to SPAC immediately prior to the Closing, and all such funds released from the Trust Account shall be available for immediate use to SPAC in respect of all or a portion of the payment obligations set forth in Section 8.11 and the payment of SPAC’s fees and expenses incurred in connection with this Agreement and the Transactions.

(f) BCA Redemption Offer. SPAC shall have completed the redemption of SPAC Ordinary Shares in connection with the BCA Redemption Offer in accordance with SPAC’s Organizational Documents.

(g) Closing Deliveries. The SPAC Parties shall have delivered (or will deliver at Closing) to the Company the documents and deliveries set forth in Section 4.04(b), in each case, duly executed as applicable.

(h) Resignation of Directors and Officers. At or prior to the Closing, the directors and officers of SPAC shall have resigned, effective as of or prior to the Closing.

(i) A&R Sponsor Letter Agreement. Each of the covenants and other obligations of each of the parties to the A&R Sponsor Letter Agreement required under the A&R Sponsor Letter Agreement to be performed as of or prior to the Closing shall have been performed in all material respects, and none of the parties thereto (or any representative on any party’s behalf) shall have threatened (orally or in writing) (i) that the A&R Sponsor Letter Agreement is not valid, binding and in full force and effect, (ii) that any other party is in breach of or default under the A&R Sponsor Letter Agreement or (iii) to terminate the A&R Sponsor Letter Agreement.

(j) Investor Letter Agreements. Each of the covenants and other obligations of each of the parties to the Investor Letter Agreements required under the Investor Letter Agreements to be performed as of or prior to the Closing shall have been performed in all material respects, and none of the parties thereto (or any representative on any party’s behalf) shall have threatened (orally or in writing) (i) that any of the Investor Letter Agreements is not valid, binding and in full force and effect, (ii) that any other party is in breach of or default under any Investor Letter Agreement or (iii) to terminate any of the Investor Letter Agreements.

(k) Domestication. The Domestication shall have been completed as provided in Section 2.02.

ARTICLE X.

TERMINATION, AMENDMENT AND WAIVER

SECTION 10.01 Termination. This Agreement may be terminated may be abandoned at any time prior to the Closing, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the shareholders of the Company or SPAC, as follows:

(a) by mutual written consent of SPAC and the Company;

(b) by either SPAC or the Company if the Closing shall not have occurred prior to December 15, 2024 (the “Outside Date”);

(c) by either SPAC or the Company if any Governmental Authority in the United States or Italy shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Transactions, illegal or otherwise preventing or prohibiting consummation of the Transactions;

(d) by either SPAC or the Company if any of the Required SPAC Proposals shall fail to receive the Required SPAC Shareholder Approval at the SPAC Shareholders’ Meeting (subject to any adjournment, postponement or recess of such meeting in accordance with the terms of this Agreement); provided, however, that this Agreement may not be terminated under this Section 10.01(d) by or on behalf of SPAC if, directly or indirectly, through its affiliates, SPAC is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of the condition set forth in Section 9.01(a);

(e) by either SPAC or the Company if the Registration Statement shall not have been filed on or prior to July 15, 2024; provided, however, that this Agreement may not be terminated under this Section 10.01(e) by or on behalf of either SPAC or the Company if, directly or indirectly, through its affiliates, the party seeking to terminate this Agreement under this Section 10.01(e) is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure to file the Registration Statement on or prior to July 15, 2024;

(f) by SPAC upon a material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case, such that the conditions set forth in Sections 9.02(a) and 9.02(b) would not be satisfied (“Terminating Company Breach”); provided that SPAC has not waived such Terminating Company Breach and the SPAC Parties are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided further that, if such Terminating Company Breach is curable by the Company, SPAC may not terminate this Agreement under this Section 10.01(f) for so long as the Company continues to exercise its reasonable best efforts to cure such breach, unless such breach is not cured by the earlier of (i) 30 days after notice of such breach is provided by SPAC to the Company and (ii) the Outside Date;

(g) by the Company upon a material breach of any representation, warranty, covenant or agreement on the part of the SPAC Parties set forth in this Agreement, or if any representation or warranty of the SPAC Parties shall have become untrue, in either case such that the conditions set forth in Sections 9.03(a) and 9.03(b) would not be satisfied (“Terminating SPAC Breach”); provided that Company has not waived such Terminating SPAC Breach and the Company is not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating SPAC Breach is curable by the SPAC Parties, the Company may not terminate this Agreement under this Section 10.01(g) for so long as the SPAC Parties continue to exercise their reasonable best efforts to cure such breach, unless such breach is not cured by the earlier of (i) 30 days after notice of such breach is provided by SPAC to the Company and (ii) the Outside Date;

(h) by the Company, if the SPAC Units, SPAC Ordinary Shares or SPAC Public Warrants cease to be listed for trading on an Approved Exchange prior to Closing; or

(i) by the SPAC, within two Business Days following the receipt of (A) the Required SPAC Shareholder Approval and (B) receipt of evidence of the satisfaction of each of the Closing conditions set forth in Section 9.01 and Section 9.03 (other than those conditions which were previously waived by the Company in writing in accordance with this Agreement), if:

(i) the Company Requisite Approval is not obtained (or if previously obtained, then revoked) within two Business Days following the receipt of (A) the Required SPAC Shareholder Approval and (B) receipt of evidence of the satisfaction of each of the Closing conditions set forth in Section 9.01 and Section 9.03 (other than those conditions which were previously waived by the Company in writing in accordance with this Agreement); or

(ii) each of the following occur: (A) the Company intentionally and materially breaches its pre-Closing covenants in Article VII and Article VIII (it being clarified that where a covenant is subject to a materiality threshold, the least stringent materiality threshold applicable to such covenant shall be disregarded for the purpose of this Section in order to avoid double materiality) (such intentional material breach, an “Intentional Breach”), (B) such Intentional Breach was not waived by SPAC in accordance with this Agreement, and (C) such Intentional Breach occurs or remains uncured following the receipt of (1) the Required SPAC Shareholder Approval and (2) receipt of evidence of the satisfaction of each of the Closing conditions set forth in Section 9.01 and Section 9.03 (other than those conditions which were previously waived by the Company in writing in accordance with this Agreement); provided that such Intentional Breach has not been waived by SPAC.

SECTION 10.02 Termination Fee. Notwithstanding the foregoing, in the event that SPAC validly terminates this Agreement pursuant to Section 10.01(i) (such termination, a “Qualifying Termination Event”), then the Company shall pay SPAC a breakup fee equal to $1,000,000 in cash within three Business Days following receipt by the Company of prior written notice from SPAC of its intent to terminate this Agreement on account of a Qualifying Termination Event.

SECTION 10.03 Effect of Termination. Subject to Section 10.02 above, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except that the termination of this Agreement shall not affect any liability on the part of any party for willful breach of any covenant or agreement set forth in this Agreement prior to such termination, or Fraud; provided that this Section 10.03, Section 10.04 and Article XI (and any corresponding definitions set forth in Article I) shall survive termination of this Agreement.

SECTION 10.04 Expenses. Subject to Section 8.14, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses.

SECTION 10.05 Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Closing. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 10.06 Waiver. At any time prior to the Closing, (a) SPAC may (i) extend the time for the performance of any obligation or other act of the Company, (ii) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto, and (iii) waive compliance with any agreement of the Company or any condition to its own obligations contained herein and (b) the Company may (i) extend the time for the performance of any obligation or other act of the SPAC Parties, (ii) waive any inaccuracy in the representations and warranties of the SPAC Parties contained herein or in any document delivered by SPAC pursuant hereto, and (iii) waive compliance with any agreement of the SPAC Parties or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE XI.

GENERAL PROVISIONS

SECTION 11.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.01):

if to SPAC Parties: Swiftmerge Acquisition Corp. 4318 Forman Ave Toluca Lake, CA 91602 Attn.: [xxx] Email: [xxx]	if to the Company: c/o AleAnna Energy, LLC 300 Crescent Court, Suite 1860 Dallas, TX 75201 Attention: [xxx] Email: [xxx]

with a copy (which will not constitute notice) to:

Greenberg Traurig, LLP

One Vanderbilt Avenue

New York, NY 10017

Attention: Mark Selinger, Gary Emmanuel, and

Grant J. Levine

Email: Mark.Selinger@gtlaw.com; Gary.Emmanuel@gtlaw.com;

levineg@gtlaw.com

and

Meitar Law Offices

16 Abba Hillel Rd.

Ramat Gan 5250608, Israel

Attn.: David Chertok

Email: dchertok@meitar.com

with a copy (which will not constitute notice) to:

Haynes and Boone, LLP

2801 N. Harwood Street, Suite 2300

Dallas, Texas 75201

Attention: Jennifer Wisinski and J. Brent Beckert

Email: Jennifer.Wisinski@haynesboone.com; Brent.Beckert@haynesboone.com

SECTION 11.02 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability in respect thereof or relating thereto), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI, and any corresponding definitions set forth in Article I.

SECTION 11.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 11.04 Entire Agreement; Assignment. This Agreement and the Transaction Documents constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 8.03(a), all prior agreements and undertakings both written and oral, among the parties, or any of them, with respect to the subject matter hereof (other than, for the avoidance of doubt, the Non-Disclosure Agreement). This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any party without the prior express written consent of the other parties hereto.

SECTION 11.05 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 8.06 and Section 11.11 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 11.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court in New Castle County; provided that if jurisdiction is not then available in any such Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement or the Transactions brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper, or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 11.07 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.07.

SECTION 11.08 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 11.09 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (.pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 11.10 Specific Performance.

(a) The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Transactions) in the Court of Chancery of the State of Delaware, County of New Castle, or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(b) Notwithstanding anything to the contrary in this Agreement, if prior to the Outside Date any party initiates an Action to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, then the Outside Date will be automatically extended by: (i) the amount of time during which such Action is pending plus 20 Business Days; or (ii) such other time period established by the court presiding over such Action.

SECTION 11.11 No Recourse. All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the other Transaction Documents or the Transactions, or the negotiation, execution, or performance or non-performance of this Agreement or the other Transaction Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the other Transaction Documents), may be made only against (and such representations and warranties are those solely of) the persons that are expressly identified as parties to this Agreement or the applicable Transaction Document (the “Contracting Parties”) except as set forth in this Section 11.11. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other person. No person who is not a Contracting Party, including without limitation, any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Transaction Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Transaction Documents or the Transactions or their negotiation, execution, performance, or breach, except with respect to willful misconduct or Fraud against the person who committed such willful misconduct or Fraud to the maximum extent permitted by applicable Law; and each party hereto waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. The parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 11.11.

SECTION 11.12 Relationship of the Parties. This Agreement shall not create and it is not the purpose or intention of the parties to create any partnership, mining partnership, joint venture, general partnership, or other partnership relationship and none shall be inferred, and nothing in this Agreement shall be construed to establish a fiduciary relationship between the parties for any purpose.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SWIFTMERGE ACQUISITION CORP.

By:	/s/ George Jones
Name:	George Jones
Title:	Chairman of the Board

SWIFTMERGE MERGER SUB LLC

By:	/s/ George Jones
Name:	George Jones
Title:	Chairman of the Board

SWIFTMERGE HOLDCO LLC

By:	/s/ George Jones
Name:	George Jones
Title:	Chairman of the Board

Signature Page to

Agreement and Plan of Merger

COMPANY:

ALEANNA ENERGY, LLC

By:	/s/ William Dirks
Name:	William Dirks
Title:	Chief Executive Officer

Signature Page to

Agreement and Plan of Merger

Exhibit 10.1

EXECUTION VERSION

June 4, 2024

Swiftmerge Acquisition Corp.

2710 Rosebery Avenue

West Vancouver, BC V7V3A2

Re:	Business Combination

Ladies and Gentlemen:

This amended and restated letter (this “Amended and Restated Letter Agreement”) is being delivered to you in accordance with that certain Agreement and Plan of Merger, dated as of the date hereof, by and among Swiftmerge Acquisition Corp., a Cayman Islands exempted company (the “SPAC”), Swiftmerge HoldCo LLC, a limited liability company and wholly-owned subsidiary of SPAC (“HoldCo”), Swiftmerge Merger Sub LLC, a Delaware limited liability company (the “Merger Sub”), and AleAnna Energy, LLC, a Delaware limited liability company (the “Company”) (the Agreement and Plan of Merger, as it may be hereafter amended, the “Merger Agreement”), and hereby amends and restates in its entirety that certain letter agreement, dated December 17, 2021 (the “Prior Letter Agreement”), by and among the SPAC, Swiftmerge Holdings, LP, a Delaware limited partnership (the “Sponsor”), and the other undersigned individuals (each, an “Insider” and collectively, the “Insiders”). Certain capitalized terms used herein are defined in paragraph 1 hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

In order to induce the SPAC and the Company to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the undersigned hereby agrees with the Company and SPAC as follows:

1. Definitions. As used herein, (i) “Business Combination” shall mean the business combination contemplated by the Merger Agreement; (ii) “SPAC Class B Ordinary Shares” shall mean the 2,250,000 Class B ordinary shares of the SPAC, par value $0.0001 per share, outstanding prior to the consummation of the Transactions; (iii) “SPAC Private Warrants” shall mean the warrants acquired by the Sponsor and certain anchor investors in a private placement that closed simultaneously with the consummation of the IPO (including the Ordinary Shares issuable upon exercise of such SPAC Private Warrants); (iv) “Public Shareholders” shall mean the holders of SPAC Class A Ordinary Shares, including those held by Sponsor; (v) “SPAC Class A Ordinary Shares” shall mean the 4,579,885 Class A ordinary shares of the SPAC (including shares underlying SPAC Units), par value $0.0001 per share, outstanding prior to the consummation of the Transactions (together with the SPAC Class B Ordinary Shares, the “SPAC Ordinary Shares”); (vi) “Trust Account” shall mean the trust account into which a portion of the net proceeds of the IPO and a portion of the proceeds of the sale of the SPAC Private Warrants were deposited simultaneously with the closing of the IPO; (vii) “Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of an security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b); and (viii) “SPAC Article of Association” shall mean the SPAC’s Amended and Restated Memorandum and Articles of Association, as amended by those Amendments to the Amended and Restated Memorandum and Articles of Association, dated June 15, 2023, and as further amended by those Amendments to the Amended and Restated Memorandum and Articles of Association, dated March 15, 2024.

2. The Transactions.

(a) The undersigned hereby unconditionally and irrevocably agrees: (i) that at any duly called meeting of the shareholders of the SPAC (or any adjournment or postponement thereof), and in any action by written consent of the shareholders of SPAC requested by its board or undertaken in furtherance of the Transactions, the undersigned shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause all of its, his or her SPAC Ordinary Shares to be counted as present thereat for purposes of establishing a quorum, and it, he or she shall vote or consent (or cause to be voted or consented, including in any action by written consent), in person or by proxy, all of its, his or her shares of SPAC Ordinary Shares: (1) in favor of the adoption of the Merger Agreement and approval of the Transactions (and any actions required in furtherance thereof); (2) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant, obligation or agreement of SPAC contained in the Merger Agreement; (3) in favor of any other SPAC Proposals set forth in SPAC’s Registration Statement on Form S-4 to be filed by SPAC with the SEC relating to the Transactions (including any amendment or supplements thereto, the “Form S-4”); and (4) against the following actions or proposals: (A) any Alternative Transaction or any proposal in opposition to approval of the Merger Agreement or in competition with or inconsistent with the Merger Agreement; (B) any change in the present capitalization of SPAC or any amendment of the SPAC Articles of Association, (C) any liquidation, dissolution or other change in SPAC’s corporate structure or business, (D) any action, proposal, transaction or agreement that would result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Sponsor or such Insider under this Amended and Restated Letter Agreement or (E) any other action or proposal involving SPAC or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions; and (ii) not to redeem, elect to redeem or tender or submit any of the SPAC Ordinary Shares owned by it, him or her for redemption in connection with such shareholder approval or proposed Business Combination.

(b) Prior to any valid termination of the Merger Agreement, the undersigned shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement and the undersigned shall be bound by and comply with Sections 8.03 (Access to Information; Confidentiality), 8.04 (Exclusivity) and 8.09 (Public Announcements) of the Merger Agreement (and any relevant definitions contained in any such sections) as if such person were a signatory to the Merger Agreement with respect to such provisions and each reference to “SPAC” contained in Section 8.04 of the Merger Agreement also referred to Sponsor and each Insider.

(c) If SPAC seeks to consummate the proposed Business Combination by engaging in a tender offer, the undersigned agrees that it, he or she will not sell or tender any SPAC Ordinary Shares owned by it, him or her in connection therewith.

(d) The obligations of the Sponsor specified in this paragraph 2 shall apply whether or not the Business Combination, any of the Transactions or any action described above is recommended by the SPAC Board.

3. Representations and Warranties. The undersigned hereby represents and warrants to SPAC and the Company as follows:

(a)

if such person is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Amended and Restated Letter Agreement and the consummation of the transactions contemplated hereby are within such person’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such person;

(b)

if such person is an individual, such person has full legal capacity, right and authority to execute and deliver this Amended and Restated Letter Agreement and to perform his or her obligations hereunder;

(c)

this Amended and Restated Letter Agreement has been duly authorized, executed and delivered by such person and, assuming due authorization, execution and delivery by the other parties to this Amended and Restated Letter Agreement, this Amended and Restated Letter Agreement constitutes a legally valid and binding obligation of such person, enforceable against such person in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

(d)

the execution and delivery of this Amended and Restated Letter Agreement by such person does not, and the performance by such person of its, his or her obligations hereunder will not: (i) if such person is not an individual, conflict with or result in a violation of the organizational documents of such person; or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any contract binding upon such person or such person’s SPAC Ordinary Shares or SPAC Private Warrants, as applicable), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such person of its, his or her obligations under this Amended and Restated Letter Agreement;

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(e)

each of the undersigned, if applicable, has good and marketable right, title and interest (legal and beneficial) in and to all of its securities of the SPAC, free and clear of all liens, pledges, security interests, charges, claims, equity or encumbrances of any kind;

(f)

Sponsor hereby represents that (i) Exhibit A hereto is a true and correct list of all of the outstanding securities of the SPAC, including SPAC Class A Ordinary Shares, SPAC Class B Ordinary Shares and SPAC Private Warrants, owned of record or “beneficially owned” (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by the Insiders, NRA Parties, Anchor Investors and their respective controlled affiliates and (ii) each of the NRA Parties, Anchor Investors and their respective controlled affiliates that executed a letter agreement in connection with the Transactions (each, a “Surrender Investor”) is agreeing to surrender (i) a pro rata portion of the SPAC Class B Ordinary Shares it holds relative to its ownership percentage of such SPAC Class B Ordinary Shares as of the date hereof and (ii) all of Private Warrants it holds (as applicable) such that each such Surrender Investor is being treated equally on a pari-passu basis or better than Sponsor in connection with the Surrender and the Transactions; and

(g)

upon the Closing, the aggregate number of shares of Surviving PubCo Class A Common Stock owned of record or “beneficially owned” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) by the Sponsor, the Insiders, the Anchor Investors, the NRA Parties and their respective controlled affiliates, which shares are attributable to “founder shares” as defined in the SPAC’s Annual Report on Form 10-K for the year ended December 31, 2023, does not exceed 1,400,000, and none of any such persons shall own any SPAC Private Warrants.

4. Failure to Consummate a Business Combination; Trust Account Waiver.

(a) The Sponsor and each Insider hereby agree, with respect to itself, herself or himself, that in the event that the SPAC fails to consummate an initial business combination within the time period set forth in the Charter, the Sponsor and each Insider shall take all reasonable steps to cause the SPAC to (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the SPAC Class A Ordinary Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the SPAC to pay income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding SPAC Class A Ordinary Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the SPAC’s remaining shareholders and the SPAC Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the SPAC’s obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. The Sponsor and each Insider agree not to propose any amendment to the SPAC Articles of Association (A) that would modify the substance or timing of the SPAC’s obligation to provide holders of the SPAC Class A Ordinary Shares the right to have their shares redeemed in connection with an initial business combination or to redeem 100% of the SPAC Class A Ordinary Shares if the SPAC does not complete an initial business combination within the required time period set forth in the SPAC Articles of Association or (B) with respect to any provision relating to the rights of holders of SPAC Class A Ordinary Shares unless the SPAC provides its Public Shareholders with the opportunity to redeem their SPAC Class A Ordinary Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the SPAC to pay taxes, if any, divided by the number of then-outstanding SPAC Class A Ordinary Shares.

(b) The Sponsor and each Insider, with respect to itself, herself or himself, acknowledges that it, she or he has no right, title, interest or claim of any kind in or to any monies held in the Trust Account or any other asset of the SPAC as a result of any liquidation of the SPAC with respect to the SPAC Class B Ordinary Shares held by it, her or him, if any. The Sponsor and each of the Insiders hereby further waive, with respect to any SPAC Class B Ordinary Shares and SPAC Class A Ordinary Shares held by it, her or him, as applicable, any redemption rights it, she or he may have in connection with the consummation of an initial business combination, including, without limitation, any such rights available in the context of a shareholder vote to approve such initial business combination or a shareholder vote to approve an amendment to the SPAC Articles of Association (i) that would modify the substance or timing of the SPAC’s obligation to provide holders of the SPAC Class

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A Ordinary Shares the right to have their shares redeemed in connection with an initial business combination or to redeem 100% of the SPAC Class A Ordinary Shares if the SPAC has not consummated an initial business combination within the time period set forth in the SPAC Articles of Association or (ii) with respect to any provision relating to the rights of holders of SPAC Class A Ordinary Shares (although the Sponsor and the Insiders shall be entitled to liquidation rights with respect to any SPAC Class A Ordinary Shares they hold if the SPAC fails to consummate a Business Combination within the required time period set forth in the SPAC Articles of Association).

5. Surrender of SPAC Ordinary Shares and SPAC Private Warrants. Immediately prior to the Domestication and conditioned upon the Closing, each of the undersigned shall surrender the number of SPAC Ordinary Shares and SPAC Private Warrants held by it, him or her set forth on Exhibit A as a contribution to the capital of the SPAC (the “Surrender”) and shall, at the Effective Time, each shall own that number of shares of Surviving PubCo Class A Common Stock specified opposite its, his or her name on Exhibit A, which shall be subject to the restrictions on transfer set forth in paragraph 6 below (the “Closing Shares”).

6. Lock-up; Transfer Restrictions.

(a) Without limiting their obligations in clauses (b) or (c) below, during the period commencing on the date hereof and ending on the earlier of (i) the valid termination of the Merger Agreement in accordance with its terms or (ii) the Effective Time, each of the undersigned shall not, without the prior written consent of the SPAC and the Company, Transfer any SPAC Ordinary Shares or SPAC Private Warrants owned by it, him or her.

(b) Each of the undersigned agrees that it, he or she shall not Transfer or cause to be transferred their Closing Shares issued in connection with the Merger until one year following the Effective Time.

(c) Notwithstanding the provisions set forth in paragraphs 6(a) or 6(b), Transfers of the SPAC Ordinary Shares, SPAC Private Warrants and Closing Shares, as applicable, are permitted (i) to the SPAC’s officers or directors, any affiliate or family member of any of the SPAC’s officers or directors or any members of the Sponsor or any affiliates of the Sponsor; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by virtue of the laws of the State of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; or (vi) in the event of the SPAC’s liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of the SPAC’s shareholders having the right to exchange their shares of SPAC Ordinary Shares or Closing Shares (as applicable) for cash, securities or other property subsequent to the SPAC’s completion of the Transactions; provided, however, that in the case of clauses (i) through (vi), these permitted transferees must enter into a written agreement to be bound by the transfer restrictions herein and the other restrictions contained in this Amended and Restated Letter Agreement (including provisions relating to voting, the Trust Account and liquidating distributions).

7. Remedies. The Sponsor and each of the Insiders hereby agree and acknowledge that (i) each of the SPAC and the Company would be irreparably injured in the event of a breach by the Sponsor or such Insider of its, her or his obligations hereunder, (ii) monetary damages may not be an adequate remedy for such breach and (iii) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

8. Transaction Expenses and Full Satisfaction. Sponsor shall be responsible for the payment of any and all SPAC Transaction Expenses, obligations owed by SPAC to Sponsor or other payments required by the SPAC for a successful Closing that are not paid by Surviving PubCo at Closing assuming that Surviving PubCo has complied with Section 8.12(a) of the Merger Agreement. For avoidance of doubt, Sponsor acknowledges that upon the payments by Surviving PubCo pursuant to this paragraph 8, together with the retention by Sponsor of its Closing Shares, all SPAC Liabilities, including all loans or other obligations owed by SPAC or Surviving PubCo to Sponsor, including any outstanding loans, shall be deemed paid in full, satisfied and terminated.

9. Payments by the SPAC. Except as disclosed in the Form S-4 and pursuant to the Merger Agreement, neither the Sponsor nor any affiliate of the Sponsor nor any director or officer of the SPAC nor any affiliate of the officers shall receive from the SPAC any finder’s fee, reimbursement, consulting fee, monies in respect of any payment of a loan or other compensation prior to, or in connection with any services rendered in order to effectuate the consummation of the Transactions.

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10. Director and Officer Liability Insurance. The SPAC will maintain an insurance policy or policies providing directors’ and officers’ liability insurance, and the Insiders shall be covered by such policy or policies, in accordance with its or their terms, to the maximum extent of the coverage available for any of the Company’s directors or officers.

11. Termination. This Amended and Restated Letter Agreement shall terminate upon the earlier of the (i) termination of the Merger Agreement pursuant to its terms (in which case this Amended and Restated Letter Agreement shall be of no further for or effect) and shall revert to the terms of the Prior Letter Agreement or (ii) one year following the consummation of the Transactions.

12. Indemnification. In the event of the liquidation of the Trust Account upon the failure of the SPAC to consummate its initial business combination within the time period set forth in the SPAC Articles of Association, the Sponsor (the “Indemnitor”) agrees to indemnify and hold harmless the SPAC against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened) to which the SPAC may become subject as a result of any claim by (i) any third party for services rendered or products sold to the SPAC (except for the SPAC’s independent auditors) or (ii) any prospective target business with which the SPAC has discussed entering into a transaction agreement (a “Target”); provided, however, that such indemnification of the SPAC by the Indemnitor (x) shall apply only to the extent necessary to ensure that such claims by a third party for services rendered or products sold to the SPAC or a Target do not reduce the amount of funds in the Trust Account to below the lesser of (i) $10.10 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.10 per Public Share due to reductions in the value of the trust assets, in each case net of interest that may be withdrawn to pay the SPAC’s tax obligations, (y) shall not apply to any claims by a third party or Target who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) and (z) shall not apply to any claims under the SPAC’s indemnity of the underwriters in the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The Indemnitor shall have the right to defend against any such claim with counsel of its choice reasonably satisfactory to the SPAC if, within 15 days following written receipt of notice of the claim to the Indemnitor, the Indemnitor notifies the SPAC in writing that it shall undertake such defense.

13. Resignations. Each of the Insiders hereby agrees to resign his or her position with SPAC, effective as of or prior to the Closing.

14. Entire Agreement. This Amended and Restated Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Amended and Restated Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

15. Assignment. No party hereto may assign either this Amended and Restated Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the SPAC and the Company. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Amended and Restated Letter Agreement shall be binding on the Sponsor, each of the Insiders and each of their respective successors, heirs, personal representatives and assigns and permitted transferees and any such successor, heir, personal representative, assign or permitted transferee shall retain all obligations set forth hereunder.

16. Counterparts. This Amended and Restated Letter Agreement may be executed in any number of original or facsimile counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

17. Effect of Headings. The paragraph headings herein are for convenience only and are not part of this Amended and Restated Letter Agreement and shall not affect the interpretation thereof.

18. Severability. This Amended and Restated Letter Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amended and Restated Letter Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amended and Restated Letter Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

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19. Governing Law. This Amended and Restated Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (i) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Amended and Restated Letter Agreement shall be brought and enforced in the courts of New York City, in the State of New York, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive, and (ii) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

20. Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Amended and Restated Letter Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery or facsimile transmission.

[Signature Page Follows]

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Sincerely,

SWIFTMERGE HOLDINGS, LP

By: Swiftmerge Holdings GP, LLC, its general partner

/s/ Aston Loch
Name:	Aston Loch
Title:	Manager

/s/ George Jones
Name:	George Jones

/s/ John “Sam” Bremner
Name:	John “Sam” Bremner

/s/ Christopher J. Munyan
Name:	Christopher J. Munyan

/s/ Aston Loch
Name:	Aston Loch

/s/ General (Ret.) Wesley K. Clark
Name:	General (Ret.) Wesley K. Clark

/s/ Brett Conrad
Name:	Brett Conrad

/s/ Dr. Leonard Makowka
Name:	Dr. Leonard Makowka

/s/ Dr. Courtney Lyder
Name:	Dr. Courtney Lyder

/s/ Sarah Boatman
Name:	Sarah Boatman

Acknowledged and Agreed:

SWIFTMERGE ACQUISITION CORP.

By:	/s/ John Bremner
Name:	John Bremner
Title:	Chief Executive Officer

Acknowledged and Agreed:

ALEANNA ENERGY, LLC

By:	/s/ William Dirks
Name:	William Dirks
Title:	Chief Executive Officer

Exhibit 10.2

FINAL FORM

LETTER AGREEMENT

June [•], 2024

[ADDRESS]

Ladies and Gentlemen:

Reference is made to the [(i) Securities Subscription Agreement, dated as of December 14, 2021 (the “SSA”), by and between Swiftmerge Acquisition Corp. (“Swiftmerge”) and [•] (the “Anchor Investor”), (ii) Non-Redemption Agreement and Assignment of Economic Interest, dated as of March 14, 2024 (the “NRA”), by and among Swiftmerge, Swiftmerge Holdings, LP (the “Sponsor”) and the “NRA Investors” set forth on the signature page hereto (collectively, the “NRA Investors” and together with the Anchor Investor, the “Investor”),] (iii) Agreement and Plan of Merger, dated as of June 4, 2024 (the “Merger Agreement”), by and among Swiftmerge, a to be formed “Holdco” entity, which will be a Delaware limited liability company and wholly-owned subsidiary of Swiftmerge, a to be formed “Merger Subsidiary” entity, which will be a Delaware limited liability company and wholly-owned subsidiary of HoldCo and AleAnna Energy, LLC (the “Company”), and (iv) Amended and Restated Sponsor Letter Agreement, dated as of June 4, 2024 (the “SSLA”), by and among Swiftmerge, Sponsor and the Company.

In order to induce Swiftmerge and the Company to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the undersigned hereby agrees as follows:

Investor hereby represents and warrants that as of the date hereof and as of immediately prior to the surrender contemplated herein, neither Investor nor any of its controlled Affiliates owns of record or “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) any shares of capital stock of Swiftmerge, or any securities that are by their terms, directly or indirectly, convertible or exchangeable into, or exercisable for shares of capital stock of Swiftmerge, or any option, warrant, or other right to subscribe for, purchase, or acquire any shares of capital stock of Swiftmerge, other than [(a) [•] Class B Ordinary Shares of Swiftmerge held by [the Anchor Investor/Investor Name] (collectively, the “Owned Shares”), and (b) private placement warrants to purchase [•] Class A Ordinary Shares of Swiftmerge held by [the Anchor Investor/Investor Name] (the “Owned Warrants”).]

Notwithstanding anything to the contrary contained in the [SSA or NRA], the Investor hereby agrees that it and the [Owned Shares and Owned Warrants] shall be subject to, and expressly bound by, the provisions of Section 2, Section 4 and Section 5 of the SSLA, as if such Investor was a party thereto, on the same basis as such provisions apply to the Sponsor thereunder. As a result thereof and for avoidance of the doubt, the Investor hereby agrees that (1) the Investor shall comply in all respects with the voting, lock-up and transfer restrictions provisions set forth in the SSLA as if it were a party thereto and (2) immediately prior to, and subject to and conditioned upon, the closing of the transactions contemplated by the Merger Agreement, shall irrevocably surrender the [Owned Shares and Owned Warrants] held by it to Swiftmerge as set forth below, with no shares of Surviving PubCo Class A Common Stock (as defined in the SSLA) being issued in respect thereof:

Investor	[Surrendered Owned Shares (SSA)]	[Retained Owned Shares (SSA)]	[Surrendered Owned Shares (NRA)]	[Retained Owned Shares (NRA)]	[Surrendered Owned Warrants]
[•]	[•]	[•]	[•]	[•]	[•]

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This Letter Agreement supersedes all prior discussions, agreements and understandings of any and every nature among them relating to the subject matter hereof. The Company shall be a third party beneficiary of this Letter Agreement and entitled to enforce it as if it were a party hereto.

This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

This Letter Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Neither this Letter Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

[Signature page follows]

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The forgoing Letter Agreement is hereby confirmed and accepted as of the date first above written:

Very truly yours,

SPONSOR

SWIFTMERGE HOLDINGS, LP

By: ______________________________________
Name:
Title:

SWIFTMERGE

SWIFTMERGE ACQUISITION CORP.

By: ______________________________________
Name:
Title:

INVESTOR

[•]

By: ______________________________________
Name: [•]
Title: [•]

Address:
[•]
Attention: [•]
Email: [•]

[Signature Page to Investor Side Letter Agreement]

Acknowledged and Agreed:

COMPANY

ALEANNA ENERGY, LLC

By: ______________________________________
Name: [•]
Title: [•]

[Signature Page to Investor Side Letter Agreement]

Exhibit 10.3

FINAL FORM

TAX RECEIVABLE AGREEMENT

by and among

ALEANNA, INC.,

CERTAIN OTHER PERSONS NAMED HEREIN

and

AGENT

DATED AS OF [•], 2024

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of [•], 2024, is hereby entered into by and among AleAnna, Inc., a Delaware corporation (“PubCo”), the TRA Holders and the Agent.

RECITALS

WHEREAS, the Corporate Taxpayer is the managing member of Swiftmerge HoldCo LLC, a Delaware limited liability company (together with any successor entity, “HoldCo”), an entity classified as a partnership for U.S. federal income tax purposes, and currently holds membership interests in HoldCo ;

WHEREAS, HoldCo and each of its direct and indirect Subsidiaries that is treated as a partnership for U.S. federal income tax purposes will have in effect an election under Section 754 of the Code for each Taxable Year in which a Redemption occurs;

WHEREAS, after the Effective Time, the TRA Holders will hold Units and may transfer all or a portion of such Units in one or more Redemptions, and, as a result of such Redemption(s), the Corporate Taxpayer is expected to obtain or be entitled to certain tax benefits as further described herein; and

WHEREAS, this Agreement is intended to set forth the agreement among the parties hereto regarding the sharing of the tax benefits realized by the Corporate Taxpayer as a result of the Redemptions.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“Accrued Amount” has the meaning set forth in Section 3.1(b) of this Agreement.

“Actual Tax Liability” means, with respect to any Taxable Year, the actual liability for U.S. federal income Taxes of (i) the Corporate Taxpayer, and (ii) without duplication, HoldCo and any of its Subsidiaries that are treated as a partnership for U.S. federal income tax purposes, but only with respect to Taxes imposed on HoldCo and such Subsidiaries that are allocable to the Corporate Taxpayer; provided, that the actual liability for U.S. federal income Taxes of the Corporate Taxpayer shall be calculated assuming deductions of (and other impacts of) state and local income and franchise Taxes are excluded.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agent” means Nautilus Resources or such other Person designated as such pursuant to Section 7.6(b).

“Agreed Rate” means a per annum rate of SOFR plus 100 basis points.

“Agreement” has the meaning set forth in the preamble to this Agreement.

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“Amended Schedule” has the meaning set forth in Section 2.3(b) of this Agreement.

“Assumed State and Local Tax Rate” means, with respect to any Taxable Year, (i) the sum of the following amounts for each state and local jurisdiction in which HoldCo (or any of its direct or indirect subsidiaries that are treated as a partnership or disregarded entity) or the Corporate Taxpayer files an income or franchise tax return for the relevant Taxable Year: (A) the Corporate Taxpayer’s income and franchise tax apportionment factor(s) for such applicable state or local jurisdiction, multiplied by (B) the highest corporate income and franchise tax rate(s) for such state or local jurisdiction, reduced by (ii) the product of (A) the highest marginal U.S. federal income tax rate applicable to the Corporate Taxpayer for the relevant Taxable Year (determined based on the calculation of the Hypothetical Tax Liability for the relevant Taxable Year) and (B) the aggregate rate calculated under clause (i).

“Attributable” has the meaning set forth in Section 3.1(b) of this Agreement.

“Basis Adjustment” means any adjustment to the Tax basis of a Reference Asset as a result of a Redemption and the payments made pursuant to this Agreement with respect to such Redemption (as calculated under Section 2.1 of this Agreement), including, but not limited to: (i) under Sections 704(c)(1)(B), 707, 734(b), 743(b) and 754 of the Code (including in situations where, following a Redemption, HoldCo remains classified as a partnership for U.S. federal income tax purposes); and (ii) under Sections 732(b), 734(b), 737 and 1012 of the Code (in situations where, as a result of one or more Redemptions, HoldCo becomes an entity that is disregarded as separate from its owner for U.S. federal income tax purposes). Notwithstanding any other provision of this Agreement, the amount of any Basis Adjustment resulting from a Redemption of Units shall be determined without regard to any pre-Redemption transfer of such Units and as if such pre-Redemption transfer had not occurred and, further, payments made under this Agreement shall not be treated as resulting in a Basis Adjustment to the extent such payments are treated as Imputed Interest.

“Board” means the board of directors of the Corporate Taxpayer.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of Dallas, Texas are authorized or required by law to remain closed.

“Change of Control” means the occurrence of any of the following events or series of related events after the Effective Time:

(i) any Person (excluding (A) any Qualifying Owner or any group of Qualifying Owners acting together that would constitute a “group” for purposes of Section 13(d) of the Exchange Act and (B) a corporation or other entity owned, directly or indirectly, by the stockholders of the Corporate Taxpayer in substantially the same proportions as their ownership of the stock of the Corporate Taxpayer) is or becomes the “beneficial owner” (as defined in Rule 13d-3 of the rules promulgated under the Exchange Act), directly or indirectly, of securities of the Corporate Taxpayer representing more than 50% of the combined voting power of the Corporate Taxpayer’s then outstanding voting securities; or

(ii) there is consummated a merger or consolidation of the Corporate Taxpayer with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (A) the members of the Board immediately prior to the merger or consolidation do not constitute at least a majority of the members of the board of directors of the company surviving the merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (B) all of the Persons who were the respective “beneficial owners” (as defined above) of the voting securities of the Corporate Taxpayer immediately prior to such merger or consolidation do not continue to beneficially own more than 50% of the combined voting power of the then-outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof; or

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(iii) the stockholders of the Corporate Taxpayer approve a plan of complete liquidation or dissolution of the Corporate Taxpayer or there is consummated an agreement or series of related agreements for the sale or other disposition, directly or indirectly, by the Corporate Taxpayer of all or substantially all of the Corporate Taxpayer’s assets, other than such sale or other disposition by the Corporate Taxpayer of all or substantially all of the Corporate Taxpayer’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by stockholders of the Corporate Taxpayer in substantially the same proportions as their ownership of the Corporate Taxpayer immediately prior to such sale.

Notwithstanding the foregoing, except with respect to clause (ii)(A) above, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the shares of the Corporate Taxpayer immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in, and own substantially all of the shares of, an entity which owns, either directly or through a Subsidiary, all or substantially all of the assets of the Corporate Taxpayer immediately following such transaction or series of transactions.

“Class A Shares” means shares of Class A common stock, par value $0.0001 per share, of the Corporate Taxpayer.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means AleAnna Energy, LLC, a Delaware limited liability company.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Corporate Taxpayer” means PubCo, and any successor corporation, and shall include any other member of any Tax consolidated group of which PubCo is a member. For the avoidance of doubt, this term as used in the definition of “Board” and “Change of Control” means only PubCo and any successor corporation.

“Corporate Taxpayer Return” means the U.S. federal income Tax Return of the Corporate Taxpayer filed with respect to any Taxable Year.

“Cumulative Net Realized Tax Benefit” for a Taxable Year means the cumulative amount (but not less than zero) of Realized Tax Benefits for all Taxable Years of the Corporate Taxpayer, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Payment Schedule or Amended Schedule, if any, in existence at the time of such determination; provided, that the computation of the Cumulative Net Realized Tax Benefit shall be adjusted to reflect any applicable Determination with respect to any Realized Tax Benefits and/or Realized Tax Detriments.

“Default Rate” means a per annum rate of SOFR plus 500 basis points.

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“Determination” has the meaning ascribed to such term in Section 1313(a) of the Code or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for Tax.

“Dispute” has the meaning set forth in Section 7.9(a) of this Agreement.

“Early Termination” has the meaning set forth in Section 4.1 of this Agreement.

“Early Termination Date” means the date of an Early Termination Notice, or the date on which the Early Termination Notice is deemed to have been delivered pursuant to Section 4.2 or Section 4.3, for purposes of determining the Early Termination Payment.

“Early Termination Effective Date” has the meaning set forth in Section 4.4 of this Agreement.

“Early Termination Notice” has the meaning set forth in Section 4.4 of this Agreement.

“Early Termination Payment” has the meaning set forth in Section 4.5(b) of this Agreement.

“Early Termination Rate” means a per annum rate of SOFR plus 150 basis points.

“Early Termination Schedule” has the meaning set forth in Section 4.4 of this Agreement.

“Effective Time” means the effective time of the Merger as set forth in the Merger Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as the same may be amended from time to time (or any corresponding provisions of succeeding law).

“Expert” means such nationally recognized expert in the particular area of disagreement as is mutually acceptable to the Corporate Taxpayer and the Agent.

“HoldCo” has the meaning set forth in the Recitals to this Agreement.

“HoldCo LLC Agreement” means the limited liability company agreement of HoldCo, as amended from time to time.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, the liability for U.S. federal income Taxes of (i) the Corporate Taxpayer, and (ii) without duplication, HoldCo and any of its Subsidiaries that are treated as a partnership for U.S. federal income tax purposes, but only with respect to Taxes imposed on HoldCo and such Subsidiaries that are allocable to the Corporate Taxpayer (using the same methods, elections, conventions, U.S. federal income tax rate and similar practices used on the relevant Corporate Taxpayer Return), but without taking into account (A) any Basis Adjustments and (B) any deduction attributable to Imputed Interest for the Taxable Year,. For the avoidance of doubt, Hypothetical Tax Liability shall be determined without taking into account the carryover or carryback of any U.S. federal income Tax item (or portions thereof) that is attributable to any Basis Adjustments and Imputed Interest. Furthermore, the Hypothetical Tax Liability shall be calculated assuming deductions of (and other impacts of) state and local income and franchise Taxes are excluded.

“Imputed Interest” means any interest imputed under Section 1272, 1274 or 483 or other provision of the Code with respect to the Corporate Taxpayer’s payment obligations under this Agreement.

“IRS” means the U.S. Internal Revenue Service.

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“Majority TRA Holders” means, at the time of any determination, TRA Holders who would be entitled to receive more than fifty percent (50%) of the aggregate amount of the Early Termination Payments payable to all TRA Holders hereunder (determined using such calculations of Early Termination Payments reasonably estimated by the Corporate Taxpayer) if the Corporate Taxpayer had exercised its right of early termination on such date.

“Mandatory Exchange Right” means the right of the Corporate Taxpayer to cause a Mandatory Exchange (as defined in the HoldCo LLC Agreement) pursuant to Section 11.1(b) and Section 11.1(c) of the HoldCo LLC Agreement, including any Mandatory Exchange effected directly with the Corporate Taxpayer pursuant to Section 11.9 of the HoldCo LLC Agreement.

“Market Value” means the closing price of the Class A Shares on the applicable Redemption Date on the national securities exchange or interdealer quotation system on which such Class A Shares are then traded or listed, as reported by Bloomberg L.P.; provided, that if the closing price is not reported by Bloomberg L.P. for the applicable Redemption Date, then the Market Value means the closing price of the Class A Shares on the Business Day immediately preceding such Redemption Date on the national securities exchange or interdealer quotation system on which such Class A Shares are then traded or listed, as reported by Bloomberg L.P.; provided further, that if the Class A Shares are not then listed on a national securities exchange or interdealer quotation system, “Market Value” means the fair market value of the Class A Shares, as determined by the Board in good faith.

“Material Objection Notice” has the meaning set forth in Section 4.4 of this Agreement.

“Merger” means the merger of Merger Sub with and into the Company, with the Company surviving as a wholly-owned subsidiary of HoldCo pursuant to the Merger Agreement.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of June 4, 2024, by and among PubCo, HoldCo, Merger Sub, and the Company.

“Merger Sub” means Swiftmerge Merger Sub LLC, a Delaware limited liability company.

“Nautilus Resources” means Nautilus Resources LLC, a Delaware limited liability company.

“Net Tax Benefit” has the meaning set forth in Section 3.1(b) of this Agreement.

“Objection Notice” has the meaning set forth in Section 2.3(a) of this Agreement.

“Payment Cap” means $175,000,000.00.

“Payment Date” means any date on which a payment is required to be made pursuant to this Agreement.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Qualifying Owners” means (i) Nautilus Resources, (ii) any affiliated funds, investment vehicles or special purpose entities managed by Nautilus Resources, (iii) any general partner, managing member, principal or managing director of any of the Persons described in clause (i) or (ii) above, and (iv) any Related-Party Transferee (as defined in the HoldCo LLC Agreement) of any of the Persons described in clauses (i)-(iii) above.

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“Realized Tax Benefit” means, for a Taxable Year, the sum of (i) the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability and (ii) the State and Local Tax Benefit. If all or a portion of the Actual Tax Liability for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability and the corresponding Hypothetical Tax Liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination with respect to such Actual Tax Liability.

“Realized Tax Detriment” means, for a Taxable Year, the sum of (i) the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability and (ii) the State and Local Tax Detriment. If all or a portion of the Actual Tax Liability for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability and the corresponding Hypothetical Tax Liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination with respect to such Actual Tax Liability.

“Reconciliation Dispute” has the meaning set forth in Section 7.10 of this Agreement.

“Reconciliation Procedures” means the procedures described in Section 7.10 of this Agreement.

“Redemption” means any transfer of Units by a TRA Holder, or by a permitted transferee of such TRA Holder (as determined pursuant to the HoldCo LLC Agreement), to HoldCo or to the Corporate Taxpayer pursuant to the Redemption Right or the Mandatory Exchange Right, as applicable.

“Redemption Date” means each date on which a Redemption occurs.

“Redemption Notice” has the meaning given to the term “Redemption Notice” in the HoldCo LLC Agreement.

“Redemption Right” means the right of holders of Units to make an Elective Exchange (as defined in the HoldCo LLC Agreement) pursuant to Section 11.1(a) of the HoldCo LLC Agreement, including any Elective Exchange effected directly with the Corporate Taxpayer pursuant to Section 11.9 of the HoldCo LLC Agreement.

“Reference Asset” means, with respect to any Redemption, an asset (other than cash or a cash equivalent) that is held by HoldCo, or by any of its direct or indirect Subsidiaries that is treated as a partnership or disregarded entity for U.S. federal income tax purposes (but only to the extent such Subsidiaries are not held through any entity treated as a corporation for U.S. federal income tax purposes), at the time of such Redemption. A Reference Asset also includes any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.

“Resolution of Disputes Procedures” means the procedures described in Section 7.9 of this Agreement.

“Schedule” means any of the following: (i) a Tax Attribute Schedule, (ii) a Tax Benefit Payment Schedule, or (iii) the Early Termination Schedule.

“Senior Obligations” has the meaning set forth in Section 5.1 of this Agreement.

“SOFR” means, during any period, an interest rate per annum equal to the greater of (a) 0.25% and (b) the Secured Overnight Financing Rate reported, two Business Days prior to the first day of such period, by the Wall Street Journal (or if it shall cease to report such rate, as reported by any other publicly available source of such market rate). If the Secured Overnight Financing Rate ceases to be published or otherwise is not available, the Corporate Taxpayer will, in consultation with the Agent, select an alternate benchmark with similar characteristics that gives due consideration to the prevailing market conventions for determining rates of interest in the United States at such time.

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“State and Local Tax Benefit” means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability; provided, that for purposes of determining the State and Local Tax Benefit, each of the Hypothetical Tax Liability and the Actual Tax Liability shall be calculated using the Assumed State and Local Tax Rate instead of the rate applicable for U.S. federal income tax purposes.

“State and Local Tax Detriment” means, for a Taxable Year, the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability; provided, that for purposes of determining the State and Local Tax Detriment, each of the Actual Tax Liability and the Hypothetical Tax Liability shall be calculated using the Assumed State and Local Tax Rate instead of the rate applicable for U.S. federal income tax purposes.

“Subsidiaries” means, with respect to any Person, as of any date of determination, any other Person as to which such Person, owns, directly or indirectly, or otherwise controls more than 50% of the voting power or other similar interests or the sole general partner interest or managing member or similar interest of such Person.

“Tax Attribute Schedule” has the meaning set forth in Section 2.1 of this Agreement.

“Tax Benefit Payment” has the meaning set forth in Section 3.1(b) of this Agreement.

“Tax Benefit Payment Schedule” has the meaning set forth in Section 2.2 of this Agreement.

“Tax Proceeding” has the meaning set forth in Section 6.1 of this Agreement.

“Tax Return” means any return, declaration, report or similar statement required to be filed with respect to Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxable Year” means a taxable year of the Corporate Taxpayer as defined in Section 441(b) of the Code (which, for the avoidance of doubt, may include a period of less than twelve (12) months for which a Tax Return is made), ending at or after the Effective Time.

“Taxes” means any and all U.S. federal, state and local taxes, assessments or similar charges that are based on or measured with respect to net income or profits, including franchise taxes, and any interest imposed in respect of such Tax under applicable law.

“Taxing Authority” means the IRS and any other U.S. or non-U.S. federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“TRA Holder” means each of those Persons set forth on Schedule A and their respective successors and permitted assigns pursuant to Section 7.6(a).

“Treasury Regulations” means the final, temporary and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant Taxable Year.

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“Units” has the meaning set forth in the HoldCo LLC Agreement.

“Valuation Assumptions” means, as of an Early Termination Date, the assumptions that:

(i) in each Taxable Year ending on or after such Early Termination Date, the Corporate Taxpayer will have taxable income sufficient to fully utilize the deductions arising from all Basis Adjustments and Imputed Interest during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions, further assuming such future Tax Benefit Payments would be paid on the due date, without extensions, for filing the Corporate Taxpayer Return for the applicable Taxable Year) in which such deductions would become available;

(ii) any loss or credit carryovers generated by deductions or losses arising from any Basis Adjustment or Imputed Interest (including any such Basis Adjustment and Imputed Interest generated as a result of payments under this Agreement) that are available in the Taxable Year that includes the Early Termination Date will be utilized by the Corporate Taxpayer ratably in each Taxable Year from the date of the Early Termination Schedule through the scheduled expiration date of such loss carryovers (and for losses without an expiration date will be used through fifteen years after such losses are generated); provided, that in any year in which the Corporate Taxpayer is prevented from fully using any net operating loss or credit carryover pursuant to Section 382 or Section 383 of the Code (or any successor provision), the amount utilized for purposes of this provision shall not exceed the amount that would otherwise be utilized under Section 382 or Section 383 of the Code (or any successor provision) ;

(iii) all taxable income of the Corporate Taxpayer will be subject to the maximum applicable Tax rates for each Tax throughout the relevant period;

(iv) the U.S. federal, state and local income and franchise tax rates that will be in effect for each Taxable Year ending on or after such Early Termination Date will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date, except to the extent any change to such tax rates for such Taxable Year have already been enacted into law;

(v) any Reference Asset (other than a Reference Asset described in clause (vi)) that is not subject to amortization, depletion, depreciation or other cost recovery deduction to which any Basis Adjustment is attributable will be disposed of in a fully taxable transaction for U.S. federal income tax purposes on the first anniversary of the Early Termination Date for an amount sufficient to fully utilize the Basis Adjustment with respect to such Reference Asset; provided, that in the event of a Change of Control which includes a taxable sale of such Reference Asset (including the sale of all of the equity interests in an entity classified as a partnership or disregarded entity that directly or indirectly owns such Reference Asset), such Reference Asset shall be deemed disposed of at the time of the Change of Control;

(vi) any Reference Asset that is (A) stock or any other equity interest in a Subsidiary of HoldCo that is treated as a corporation for U.S. federal income tax purposes will not be deemed to be disposed of unless actually directly disposed of (or treated as actually directly disposed of for U.S. federal income tax purposes) in a taxable sale and (B) goodwill or going concern value (each within the meaning of Section 197(d)(1) of the Code and the associated Treasury Regulations) and subject to Section 197(f)(9) of the Code will be deemed to be disposed of on the fifteenth anniversary of the earlier of the Basis Adjustment and the Early Termination Date; and

(vii) if, at the Early Termination Date, there are Units (other than those held by the Corporate Taxpayer or its Subsidiaries) that have not been transferred in a Redemption, then all such Units shall be deemed to be transferred pursuant to the Redemption Right at Market Value effective on the Early Termination Date.

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Section 1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE II

DETERMINATION OF CERTAIN REALIZED TAX BENEFITS

Section 2.1 Tax Attribute Schedules. Within ninety (90) calendar days after the filing of the relevant Corporate Taxpayer Return for each Taxable Year, the Corporate Taxpayer shall deliver to the Agent a schedule (the “Tax Attribute Schedule”) that shows, in reasonable detail necessary to perform the calculations required by this Agreement, including with respect to each applicable TRA Holder, (i) the Basis Adjustments with respect to the Reference Assets as a result of the Redemptions effected by such TRA Holder in such Taxable Year and (ii) the period (or periods) over which such Basis Adjustments are amortizable and/or depreciable. The Tax Attribute Schedule will become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)). All costs and expenses incurred in connection with the provision and preparation of any Tax Attribute Schedule or and Tax Benefit Payment Schedule in compliance with this Agreement shall be borne by the Corporate Taxpayer.

Section 2.2 Tax Benefit Payment Schedules.

(a) Within ninety (90) calendar days after the filing of the Corporate Taxpayer Return for any Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment, the Corporate Taxpayer shall provide to the Agent: (i) a schedule showing, in reasonable detail, (A) the calculation of the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year, (B) the portion of the Net Tax Benefit, if any, that is Attributable to each TRA Holder who has participated in any Redemption, (C) the Accrued Amount with respect to any such Net Tax Benefit that is Attributable to such TRA Holder, (D) the Tax Benefit Payment due to each such TRA Holder, and (E) the portion of such Tax Benefit Payment that the Corporate Taxpayer intends to treat as Imputed Interest (a “Tax Benefit Payment Schedule”), (ii) a reasonably detailed calculation of the Hypothetical Tax Liability, (iii) a reasonably detailed calculation of the Actual Tax Liability, (iv) a reasonably detailed calculation of the State and Local Tax Benefit or the State and Local Tax Detriment, as applicable, (v) a copy of the Corporate Taxpayer Return for such Taxable Year, and (vi) any other work papers reasonably requested by the Agent. In addition, the Corporate Taxpayer shall allow the Agent reasonable access at no cost to the appropriate representatives of the Corporate Taxpayer in connection with a review of such Tax Benefit Payment Schedule; provided, that in the event of a dispute governed by Section 7.9 or Section 7.10, any such costs shall be borne as set forth in such sections. The Tax Benefit Payment Schedule will become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).

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(b) Subject to the provisions of this Agreement, the Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the actual liability for Taxes of the Corporate Taxpayer for such Taxable Year attributable to the Basis Adjustments and Imputed Interest, determined using a “with and without” methodology. For purposes of calculating the Realized Tax Benefit or Realized Tax Detriment for any Taxable Year, carryovers or carrybacks of any U.S. federal income Tax item attributable to the Basis Adjustments and Imputed Interest shall be considered to be subject to the rules of the Code and the Treasury Regulations, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any U.S. federal income Tax item includes a portion that is attributable to any Basis Adjustment and Imputed Interest and another portion that is not so attributable, such respective portions shall be considered to be used in accordance with the “with and without” methodology such that the portion that is not attributable to a Basis Adjustment and Imputed Interest is deemed utilized first. The parties agree that (i) any payment under this Agreement (to the extent permitted by law and other than amounts accounted for as Imputed Interest) will be treated as a subsequent upward adjustment to the purchase price of the relevant Units and will have the effect of creating additional Basis Adjustments to Reference Assets for the Corporate Taxpayer in the year of payment, and (ii) as a result, such additional Basis Adjustments will be incorporated into the current year calculation and into future year calculations, as appropriate.

Section 2.3 Procedure; Amendments.

(a) An applicable Schedule or amendment thereto shall become final and binding on all parties thirty (30) calendar days from the first date on which the Agent has received the applicable Schedule or amendment thereto unless (i) the Agent, within thirty (30) calendar days after receiving an applicable Schedule or amendment thereto, provides the Corporate Taxpayer with notice of a material objection to such Schedule (“Objection Notice”) made in good faith or (ii) the Agent provides a written waiver of such right of any Objection Notice within the period described in clause (i) above, in which case such Schedule or amendment thereto becomes binding on the date the waiver from the Agent has been received by the Corporate Taxpayer. If the Corporate Taxpayer and the Agent, for any reason, are unable to successfully resolve the issues raised in an Objection Notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of such Objection Notice, the Corporate Taxpayer and the Agent shall employ the Reconciliation Procedures under Section 7.10 or Resolution of Disputes Procedures under Section 7.9, as applicable.

(b) The applicable Schedule for any Taxable Year may be amended from time to time by the Corporate Taxpayer (i) in connection with a Determination affecting such Schedule, (ii) to correct inaccuracies in the Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was provided to the Agent, (iii) to comply with the Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other Tax item to such Taxable Year, (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Corporate Taxpayer Return filed for such Taxable Year or (vi) to adjust a Tax Attribute Schedule to take into account payments made pursuant to this Agreement (any such Schedule, an “Amended Schedule”). The Corporate Taxpayer shall provide an Amended Schedule to the Agent within sixty (60) calendar days of the occurrence of an event referenced in clauses (i) through (vi) of the preceding sentence and shall, at the reasonable request of the Agent, provide any other work papers relating to such Amended Schedule. For the avoidance of doubt, in the event a Schedule is amended after such Schedule becomes final pursuant to Section 2.3(a), the Amended Schedule shall not be taken into account in calculating any Tax Benefit Payment in the Taxable Year to which the amendment relates but instead shall be taken into account in calculating the Cumulative Net Realized Tax Benefit for the Taxable Year in which the amendment actually occurs.

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Section 2.4 Section 754 Election. In its capacity as the sole managing member of HoldCo, the Corporate Taxpayer will (i) ensure that, on and after the date hereof and continuing throughout the term of this Agreement, HoldCo and any of its eligible Subsidiaries (and any entity that is treated as a successor to (or continuation of) HoldCo or any of its eligible Subsidiaries) will have in effect an election pursuant to Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law) and (ii) use commercially reasonable efforts to ensure that, on and after the date hereof and continuing throughout the term of this Agreement, any entity in which HoldCo holds a direct or indirect interest that is treated as a partnership for U.S. federal income tax purposes that does not meet the definition of “Subsidiary” herein, will have in effect an election pursuant to Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law).

ARTICLE III

TAX BENEFIT PAYMENTS

Section 3.1 Payments.

(a) Within five (5) Business Days after a Tax Benefit Payment Schedule delivered to the Agent becomes final in accordance with Section 2.3(a), the Corporate Taxpayer shall pay to each TRA Holder the Tax Benefit Payment in respect of such TRA Holder determined pursuant to Section 3.1(b) for such Taxable Year. Each such payment shall be made by check, by wire transfer of immediately available funds to the bank account previously designated by the TRA Holder to the Corporate Taxpayer, or as otherwise agreed by the Corporate Taxpayer and the TRA Holder. For the avoidance of doubt, (i) no Tax Benefit Payment shall be made in respect of estimated Tax payments, including, without limitation, U.S. federal or state estimated income Tax payments, (ii) Tax Benefit Payments shall be computed separately for each TRA Holder, and (iii) the TRA Holders shall not be required under any circumstances to return any portion of any Tax Benefit Payment previously paid by the Corporate Taxpayer to the TRA Holders.

(b) A “Tax Benefit Payment” in respect of a TRA Holder for a Taxable Year means an amount, not less than zero, equal to the sum of the portion of the Net Tax Benefit Attributable to such TRA Holder and the Accrued Amount with respect thereto. The “Net Tax Benefit” for a Taxable Year shall be an amount equal to the excess, if any, of 85% of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year over the total amount of payments previously made under this Section 3.1 (excluding payments attributable to Accrued Amounts); provided, for the avoidance of doubt, that no TRA Holder shall be required to return any portion of any previously made Tax Benefit Payment. Subject to Section 3.3, the portion of the Net Tax Benefit for a Taxable Year that is “Attributable” to a TRA Holder is the portion of such Net Tax Benefit that is derived from (x) any Basis Adjustment that was attributable, at the time of the relevant Redemption, to the Units acquired or deemed acquired by the Corporate Taxpayer in a Redemption undertaken by or with respect to such TRA Holder or (y) any Imputed Interest with respect to Tax Benefit Payments made to such TRA Holder. The “Accrued Amount” with respect to any portion of a Net Tax Benefit shall equal an amount determined in the same manner as interest on such portion of the Net Tax Benefit for a Taxable Year calculated at the Agreed Rate from the due date (without extensions) for filing the Corporate Taxpayer Return for such Taxable Year until the Payment Date. For the avoidance of doubt, for Tax purposes, the Accrued Amount shall not be treated as interest but shall instead be treated as additional consideration for the acquisition of Units in a Redemption, unless otherwise required by law.

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(c) The Corporate Taxpayer and the TRA Holders hereby acknowledge and agree that, as of the date of this Agreement and as of the date of any future Redemption, the aggregate value of the Tax Benefit Payments cannot be reasonably ascertained for U.S. federal (and applicable state and local) income tax purposes. Notwithstanding any provision of this Agreement to the contrary, with respect to any Redemption, a TRA Holder may notify the Corporate Taxpayer in writing, on or before the due date for providing the Redemption Notice with respect to such Redemption, of a stated maximum selling price (within the meaning of Treasury Regulations Section 15A.453-1(c)(2)) with respect to such Redemption, and the amount of the initial consideration received in connection with such Redemption (including any cash received by such TRA Holder in such Redemption and the aggregate Market Value of the Class A Shares received by such TRA Holder in such Redemption) and the aggregate Tax Benefit Payments to such TRA Holder in respect of such Redemption (other than any Imputed Interest with respect to such Redemption) shall not exceed such stated maximum selling price. A notification by a TRA Holder pursuant to this Section 3.1(c) may not be revoked.

Section 3.2 No Duplicative Payments. It is intended that the provisions of this Agreement will not result in duplicative payment of any amount (including interest). The provisions of this Agreement shall be construed in the appropriate manner to achieve these fundamental results.

Section 3.3 Pro Rata Payments.

(a) Notwithstanding anything in Section 3.1 to the contrary, to the extent that the aggregate amount of the Corporate Taxpayer’s tax benefit subject to this Agreement is limited in a particular Taxable Year because the Corporate Taxpayer does not have sufficient taxable income in such Taxable Year to fully utilize available deductions and other attributes, the Net Tax Benefit for that Taxable Year shall be allocated among all Persons eligible for payments under this Agreement in proportion to the respective amounts of Net Tax Benefit that would have been determined under this Agreement if the Corporate Taxpayer had sufficient taxable income so that there was no such limitation.

(b) After taking into account Section 3.3(a), if for any reason the Corporate Taxpayer does not fully satisfy its payment obligations to make all Tax Benefit Payments due under this Agreement in respect of a particular Taxable Year, then the Corporate Taxpayer will pay the same proportion of each Tax Benefit Payment due to each Person to whom a payment is due under this Agreement (provided, that no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments in respect of prior Taxable Years have been made in full) (provided, that no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments in respect of prior Taxable Years have been made in full).

(c) To the extent the Corporate Taxpayer makes a payment to a TRA Holder in respect of a particular Taxable Year under Section 3.1(a) of this Agreement (taking into account Section 3.3(a) and Section 3.3(b), but excluding payments attributable to Accrued Amounts) in an amount in excess of the amount of such payment that should have been made to such TRA Holder in respect of such Taxable Year, then (i) such TRA Holder shall not receive further payments under Section 3.1(a) until such TRA Holder has foregone an amount of payments equal to such excess and any Accrued Amount attributable to such excess and (ii) the Corporate Taxpayer will pay the amount of such TRA Holder’s foregone payments (other than any foregone payments in respect of Accrued Amounts) to the other Persons to whom a payment is due under this Agreement (or if no such payments are due, shall retain such amounts for future payments when they become due) in a manner such that each such Person to whom a payment is due under this Agreement, to the maximum extent possible, receives aggregate payments under Section 3.1(a) (in each case, taking into account Section 3.3(a) and Section 3.3(b), but excluding payments attributable to Accrued Amounts) in the amount it would have received if there had been no excess payment to such TRA Holder. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, the TRA Holders shall not be required, under any circumstances, to return any portion of any Tax Benefit Payment previously paid by the Corporate Taxpayer to the TRA Holders.

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ARTICLE IV

TERMINATION

Section 4.1 Early Termination at Election of the Corporate Taxpayer. The Corporate Taxpayer may terminate this Agreement at any time by paying to each TRA Holder the Early Termination Payment due to such TRA Holder pursuant to Section 4.5(b) (such termination, an “Early Termination”); provided, that the Corporate Taxpayer may withdraw any notice of exercise of its termination rights under this Section 4.1 prior to the time at which any Early Termination Payment has been paid. Upon payment of the Early Termination Payment to each TRA Holder by the Corporate Taxpayer, the Corporate Taxpayer shall not have any further payment obligations under this Agreement, other than for (a) any Tax Benefit Payment agreed to by the Corporate Taxpayer and such TRA Holder as due and payable but unpaid as of the Early Termination Notice (which Tax Benefit Payments shall not be included in the Early Termination Payment) and (b) except to the extent included in the Early Termination Payment or as a payment under clause (a) of this Section 4.1, any Tax Benefit Payment due for any Taxable Year ending prior to, with or including the Early Termination Date. Upon payment of all amounts provided for in this Section 4.1, this Agreement shall terminate.

Section 4.2 Early Termination upon Change of Control.

(a) In the event of a Change of Control, all payment obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the closing date of the Change of Control and shall include, but not be limited to the following: (i) payment of the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the closing date of a Change of Control, (ii) payment of any Tax Benefit Payment in respect of a TRA Holder agreed to by the Corporate Taxpayer and such TRA Holder as due and payable but unpaid as of the deemed Early Termination Notice (which Tax Benefit Payments shall not be included in the Early Termination Payment), and (iii) except to the extent included in the Early Termination Payment or as a payment under clause (ii) of this Section 4.2(a), payment of any Tax Benefit Payment due for any Taxable Year ending prior to, with or including the closing date of a Change of Control. In the event of a Change of Control, the Early Termination Payment shall be calculated utilizing the Valuation Assumptions and by substituting in each case the terms “the closing date of a Change of Control” for an “Early Termination Date.” Procedures similar to the procedures of Section 4.4 shall apply, mutatis mutandis, with respect to the determination of the amount payable by the Corporate Taxpayer pursuant to this Section 4.2.

(b) Notwithstanding anything to the contrary in this Agreement, the total amount payable to all TRA Holders pursuant to Section 4.2(a)(i) shall not exceed the Payment Cap. For the avoidance of doubt, the Payment Cap shall not be reduced or offset by any Tax Benefit Payments previously made or any amounts paid pursuant to Section 4.2(a)(ii) or Section 4.2(a)(iii). If the Corporate Taxpayer or its Affiliate makes a payment to the TRA Holders pursuant to Section 4.2(a)(i) in an amount equal to the Payment Cap, the Corporate Taxpayer and its Affiliates shall not be required to pay any other amount pursuant to this Agreement (other than any amounts contemplated by Section 4.2(a)(ii) or Section 4.2(a)(iii)) and the obligations of the Corporate Taxpayer and its Affiliates pursuant to this Agreement shall terminate (other than with respect to any amounts contemplated by Section 4.2(a)(ii) or Section 4.2(a)(iii)).

Section 4.3 Breach of Agreement.

(a) In the event that the Corporate Taxpayer (i) breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment within three (3) months of the date when due, as a result of the failure to honor any other material obligation required hereunder, or by operation of law as a result of the rejection of this Agreement in a case commenced under the United States Bankruptcy Code or otherwise or (ii) (A) shall commence any case, proceeding or other action (1) under

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any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or (2) seeking an appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or it shall make a general assignment for the benefit of creditors or (B) there shall be commenced against the Corporate Taxpayer any case, proceeding or other action of the nature referred to in clause (A) above that remains undismissed or undischarged for a period of sixty (60) calendar days, all obligations hereunder shall be automatically accelerated and shall be immediately due and payable, and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such breach. Procedures similar to the procedures of Section 4.4 shall apply, mutatis mutandis, with respect to the determination of the amount payable by the Corporate Taxpayer pursuant to this Section 4.3(a). Notwithstanding the foregoing, in the event that the Corporate Taxpayer breaches this Agreement, the Majority TRA Holders shall be entitled to elect jointly on behalf of all TRA Holders for such TRA Holders to receive the amounts referred to in this Section 4.3(a) or to seek specific performance of the terms under this Agreement.

(b) The parties agree that the failure of the Corporate Taxpayer to make any payment due pursuant to this Agreement within three (3) months of the date such payment is due shall be deemed to be a breach of a material obligation under this Agreement for all purposes of this Agreement, and that it shall not be considered to be a breach of a material obligation under this Agreement to make a payment due pursuant to this Agreement within three (3) months of the date such payment is due. Notwithstanding anything in this Agreement to the contrary, except in the case of an Early Termination Payment or any payment treated as an Early Termination Payment, it shall not be a breach of a material obligation under this Agreement if the Corporate Taxpayer fails to make any Tax Benefit Payment when due to the extent that the Corporate Taxpayer has insufficient funds to make, or to the extent that the Corporate Taxpayer is contractually constrained from making, such payment in the Corporate Taxpayer’s sole judgement exercised in good faith; provided, that the interest provisions of Section 5.2 shall apply to such late payment (unless the Corporate Taxpayer does not have sufficient cash to make such payment as a result of limitations imposed by any credit agreement to which HoldCo or any Subsidiary of HoldCo is a party, in which case Section 5.2 shall apply, but the Default Rate shall be replaced by the Agreed Rate); provided further, that it shall be a breach of a material obligation under this Agreement, and the provisions of Section 4.3(a) shall apply as of the original due date of the Tax Benefit Payment, if the Corporate Taxpayer makes any distribution of cash or other property (other than Class A Shares or other equity interests of the Corporate Taxpayer) to its stockholders while any Tax Benefit Payment is due and payable but unpaid.

Section 4.4 Early Termination Notice. If the Corporate Taxpayer chooses to exercise its right of early termination under Section 4.1 above, the Corporate Taxpayer shall deliver to the Agent notice of such intention to exercise such right (the “Early Termination Notice”). Upon delivery of the Early Termination Notice or the occurrence of an event described in Section 4.2 or Section 4.3(a), the Corporate Taxpayer shall deliver (i) a schedule showing in reasonable detail the calculation of the Early Termination Payment (the “Early Termination Schedule”) and (ii) any other work papers related to the calculation of the Early Termination Payment reasonably requested by the Agent. In addition, the Corporate Taxpayer shall allow the Agent reasonable access at no cost to the appropriate representatives of the Corporate Taxpayer in connection with a review of such Early Termination Schedule; provided, that in the event of a dispute governed by Section 7.9 or Section 7.10, any such costs shall be borne as set forth in such sections. The Early Termination Schedule shall become final and binding on all parties thirty (30) calendar days from the first date on which the Agent has received such Schedule or amendment thereto unless (x) the Agent, within thirty (30) calendar days after receiving the Early Termination Schedule, provides the Corporate Taxpayer with notice of a material objection to such Schedule made in good faith (“Material Objection Notice”) or (y) the Agent provides a written waiver of such right of a Material Objection Notice

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within the period described in clause (x) above, in which case such Schedule becomes binding on the date the waiver from the Agent has been received by the Corporate Taxpayer (the “Early Termination Effective Date”). If the Corporate Taxpayer and the Agent, for any reason, are unable to successfully resolve the issues raised in such notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of the Material Objection Notice, the Corporate Taxpayer and the Agent shall employ the Reconciliation Procedures under Section 7.10 or Resolution of Disputes Procedures under Section 7.9, as applicable.

Section 4.5 Payment upon Early Termination.

(a) Subject to its right to withdraw any notice of Early Termination pursuant to Section 4.1, within five (5) Business Days after the Early Termination Effective Date, the Corporate Taxpayer shall pay to each TRA Holder its Early Termination Payment. Each such payment shall be made by check, by wire transfer of immediately available funds to a bank account or accounts designated by the TRA Holder, or as otherwise agreed by the Corporate Taxpayer and the TRA Holder.

(b) A TRA Holder’s “Early Termination Payment” as of the Early Termination Date shall equal, with respect to such TRA Holder, the present value, discounted at the Early Termination Rate as of the Early Termination Date, of all Tax Benefit Payments that would be required to be paid by the Corporate Taxpayer to such TRA Holder beginning from the Early Termination Date and assuming that the Valuation Assumptions are applied.

ARTICLE V

SUBORDINATION AND LATE PAYMENTS

Section 5.1 Subordination. Notwithstanding any other provision of this Agreement to the contrary, any payment due under this Agreement shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations in respect of indebtedness for borrowed money of the Corporate Taxpayer and its Subsidiaries (such obligations, “Senior Obligations”) and shall rank pari passu in right of payment with all current or future unsecured obligations of the Corporate Taxpayer and its Subsidiaries that are not Senior Obligations. For the avoidance of doubt, notwithstanding the above, the determination of whether it is a breach of a material obligation under this Agreement if the Corporate Taxpayer fails to make any Tax Benefit Payment or other payment under this Agreement when due is governed by Section 4.3(b). To the extent that any payment under this Agreement is not permitted to be made at the time such payment is due as a result of this Section 5.1 and the terms of the agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of the TRA Holders, and the Corporate Taxpayer shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations.

Section 5.2 Late Payments by the Corporate Taxpayer. The amount of all or any portion of any Tax Benefit Payment, Early Termination Payment or any other payment under this Agreement not made to any TRA Holder when due under the terms of this Agreement, whether as a result of Section 5.1 and the terms of the Senior Obligations or otherwise, shall be payable together with any interest thereon, computed at the Default Rate (or, if so provided in Section 4.3(b), at the Agreed Rate) and commencing from the date on which such Tax Benefit Payment, Early Termination Payment or any other payment under this Agreement was due and payable to the date of actual payment.

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ARTICLE VI

NO DISPUTES; CONSISTENCY; COOPERATION

Section 6.1 Participation in the Corporate Taxpayer’s and HoldCo’s Tax Matters. Except as otherwise provided herein or in the HoldCo LLC Agreement, the Corporate Taxpayer shall have full responsibility for, and sole discretion over, all Tax matters concerning the Corporate Taxpayer and HoldCo, including without limitation preparing, filing or amending any Tax Return and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing, the Corporate Taxpayer shall (a) notify the Agent of, and keep the Agent reasonably informed with respect to, the portion of any audit, examination, or any other administrative or judicial proceeding of the Corporate Taxpayer or HoldCo by a Taxing Authority the outcome of which is reasonably expected to materially affect the rights of the TRA Holders under this Agreement (a “Tax Proceeding”), (b) provide the Agent with reasonable opportunity to provide information and other input to the Corporate Taxpayer, HoldCo and their respective advisors concerning the conduct of any such portion of a Tax Proceeding, and (c) use commercially reasonable efforts to not, without the consent of the Agent (which consent shall not be unreasonably withheld, conditioned or delayed), settle or otherwise resolve any part of a Tax Proceeding that relates to a Basis Adjustment or the deduction of Imputed Interest (and, in each case, that is reasonably expected to have a material effect on the amounts payable to the TRA Holders under this Agreement); provided, however, that the Corporate Taxpayer and HoldCo shall not be required to take any action, or refrain from taking any action, that is inconsistent with any provision of the HoldCo LLC Agreement.

Section 6.2 Consistency. Unless there is a Determination or written opinion, reasonably acceptable to the Corporate Taxpayer and HoldCo, of legal counsel or a nationally recognized tax advisor to the contrary, the Corporate Taxpayer and each of the TRA Holders agree to report, and to cause their respective Subsidiaries to report, for all U.S. federal, state and local Tax purposes and financial reporting purposes, all Tax-related items (including, without limitation, the Basis Adjustments and each Tax Benefit Payment), but, for financial reporting purposes, only in respect of items that are not explicitly characterized as “deemed” or in a similar manner by the terms of this Agreement, in a manner consistent with the description of any Tax characterization herein (including as set forth in Section 2.2(b) and Section 3.1(b) and any Schedule required to be provided by or on behalf of the Corporate Taxpayer under this Agreement, as finally determined pursuant to Section 2.3).

Section 6.3 Cooperation. Each TRA Holder, on the one hand, and the Corporate Taxpayer, on the other hand, shall (i) furnish to the other party in a timely manner such information, documents and other materials as such TRA Holder or the Corporate Taxpayer may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any Tax Proceeding or other administrative or judicial proceeding by a Taxing Authority, (ii) make itself available to the other party and its representatives to provide explanations of documents and materials and such other information as such TRA Holder or the Corporate Taxpayer and their respective representatives may reasonably request in connection with any of the matters described in clause (i) above, and (iii) reasonably cooperate in connection with any such matter. The requesting party shall reimburse the other party for any reasonable third-party costs and expenses incurred pursuant to this Section 6.3.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be sufficient in all respects if given in writing, in English and by personal delivery (if signed for receipt), by certified or registered United States mail (postage prepaid, return receipt requested), by a nationally recognized overnight delivery service for next day delivery, transmitted via facsimile transmission or transmitted via electronic mail (following appropriate confirmation of receipt by return email, including an automated confirmation of receipt) and shall be deemed to have been made and the receiving party charged with notice, when received except that if received after 5:00 p.m. (in the recipient’s time zone) on a Business Day or if received on a day that is not a Business Day, such notice, request or communication will not be effective until the next succeeding Business Day. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

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If to the Corporate Taxpayer, to:

AleAnna, Inc.

300 Crescent Court, Suite 1860

Dallas, TX 75201

Attention: [xxx]

Electronic mail: [xxx]

with a copy (which shall not constitute notice to the Corporate Taxpayer) to:

Haynes and Boone, LLP

2801 N. Harwood St.

Suite 2300

Dallas, TX 75201

Attention: Jennifer T. Wisinski and Brent Beckert

Electronic mail: jennifer.wisinski@haynesboone.com; brent.beckert@haynesboone.com

If to the Agent, to:

Nautilus Resources LLC

300 Crescent Court, Suite 1860

Dallas, TX 75201

Attention: [xxx]

Electronic mail: [xxx]

with a copy (which shall not constitute notice to the Corporate Taxpayer) to:

Haynes and Boone, LLP

2801 N. Harwood St.

Suite 2300

Dallas, TX 75201

Attention: Jennifer T. Wisinski and Brent Beckert

Electronic mail: jennifer.wisinski@haynesboone.com; brent.beckert@haynesboone.com

If to a TRA Holder, other than the Agent, that is or was a partner in HoldCo, to:

The address set forth in the records of HoldCo.

Any party may change its address or fax number by giving the other party written notice of its new address or fax number in the manner set forth above.

Section 7.2 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission or otherwise (including an electronically executed signature page) shall be as effective as delivery of a manually signed counterpart of this Agreement.

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Section 7.3 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.4 Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.6 Successors; Assignment.

(a) No TRA Holder may assign this Agreement to any Person without the prior written consent of the Corporate Taxpayer; provided, however, that:

(i) To the extent Units are transferred in accordance with the terms of the HoldCo LLC Agreement, the transferring TRA Holder shall have the option to assign to the transferee of such Units the transferring TRA Holder’s rights under this Agreement with respect to such transferred Units without the prior written consent of the Corporate Taxpayer, provided, that such transferee has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, in form and substance reasonably satisfactory to the Corporate Taxpayer, agreeing to become a “TRA Holder” for all purposes of this Agreement. For the avoidance of doubt, if a TRA Holder transfers Units but does not assign to the transferee of such Units the rights of such TRA Holder under this Agreement with respect to such transferred Units, such TRA Holder shall continue to be entitled to receive the Tax Benefit Payments, if any, due hereunder with respect to, including any Tax Benefit Payments arising in respect of a subsequent Redemption of, such Units.

(ii) The right to receive any and all payments payable or that may become payable to a TRA Holder pursuant to this Agreement that, once a Redemption has occurred, arise with respect to the Units transferred in such Redemption, may be assigned to any Person or Persons with the prior written consent of the Corporate Taxpayer (not to be unreasonably withheld, conditioned or delayed) as long as any such Person has executed and delivered, or, in connection with such assignment, executes and delivers, a joinder to this Agreement, in form and substance reasonably satisfactory to the Corporate Taxpayer, agreeing to be bound by Section 7.13.

(b) The Person designated as the Agent for the TRA Holders may not be changed without the prior written consent of the Corporate Taxpayer and the Majority TRA Holders.

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(c) Except as otherwise specifically provided herein, all of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives. The Corporate Taxpayer shall cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporate Taxpayer, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporate Taxpayer would be required to perform if no such succession had taken place.

Section 7.7 Amendments; Waiver. No provision of this Agreement may be amended unless such amendment is approved in writing by each of the Corporate Taxpayer and the Majority TRA Holders; provided, however, that no such amendment shall be effective if such amendment would have a disproportionate effect on the payments certain TRA Holders will or may receive under this Agreement unless all such disproportionately affected TRA Holders consent in writing to such amendment. No provision of this Agreement may be waived unless such waiver is in writing and signed by the Agent, in the case of provisions relating to the Agent, or in the case of any other provision, by the party against whom the waiver is to be effective.

Section 7.8 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.9 Resolution of Disputes.

(a) Any and all disputes which are not governed by Section 7.10, including any ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this Section 7.9 and Section 7.10) (each a “Dispute”) shall be governed by this Section 7.9. The parties hereto shall attempt in good faith to resolve all Disputes by negotiation. If a Dispute between the parties hereto cannot be resolved in such manner, such Dispute shall be finally settled by arbitration conducted by a single arbitrator in accordance with the then-existing rules of arbitration of the American Arbitration Association. If the parties to the Dispute fail to agree on the selection of an arbitrator within ten (10) calendar days of the receipt of the request for arbitration, the American Arbitration Association shall make the appointment. The arbitrator shall be a lawyer admitted to the practice of law in a U.S. state, or a nationally recognized expert in the relevant subject matter, and shall conduct the proceedings in the English language. Performance under this Agreement shall continue if reasonably possible during any arbitration proceedings. In addition to monetary damages, the arbitrator shall be empowered to award equitable relief, including an injunction and specific performance of any obligation under this Agreement. The arbitrator is not empowered to award damages in excess of compensatory damages, and each party hereby irrevocably waives any right to recover punitive, exemplary or similar damages with respect to any Dispute. The award shall be the sole and exclusive remedy between the parties regarding any claims, counterclaims, issues, or accounting presented to the arbitral tribunal. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. The parties involved in any Dispute shall each bear their own costs and expenses of such Dispute unless, in the event of an arbitration, otherwise determined by the arbitrator in accordance with the then-existing rules of arbitration of the American Arbitration Association.

(b) Notwithstanding the provisions of Section 7.9(a), each TRA Holder, on the one hand, and the Corporate Taxpayer, on the other hand, may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling a party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this Section 7.9(b), each party to this Agreement (i) expressly consents to the application of Section 7.9(c) to any such action or proceeding, (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate, and (iii) irrevocably consents to service of process by means of notice in the manner provided in Section 7.1.

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(c) EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY COURTS LOCATED IN DELAWARE FOR THE PURPOSE OF ANY JUDICIAL PROCEEDING BROUGHT IN ACCORDANCE WITH THE PROVISIONS OF PARAGRAPH (B) OF THIS SECTION 7.9 OR ANY JUDICIAL PROCEEDING ANCILLARY TO AN ARBITRATION OR CONTEMPLATED ARBITRATION ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT. Such ancillary judicial proceedings include any suit, action or proceeding to compel arbitration, to obtain temporary or preliminary judicial relief in aid of arbitration, or to confirm an arbitration award. The parties acknowledge that the fora designated by this Section 7.9(c) have a reasonable relation to this Agreement and to the parties’ relationship with one another.

(d) The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in Section 7.9(c) and such parties agree not to plead or claim the same.

Section 7.10 Reconciliation. In the event that the Agent and the Corporate Taxpayer are unable to resolve a disagreement with respect to the calculations required to produce the schedules described in Section 2.3, Section 4.4 and Section 6.2 (but not, for the avoidance doubt, with respect to any legal interpretation with respect to such provisions or schedules) within the relevant period designated in this Agreement (“Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to the Expert. The Expert shall be a partner or principal in a nationally recognized accounting or law firm, and unless the Corporate Taxpayer and the Agent agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with the Corporate Taxpayer or the Agent or other actual or potential conflict of interest. If the parties are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the Expert shall be appointed by the American Arbitration Association. The Expert shall resolve (a) any matter relating to the Tax Attribute Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within thirty (30) calendar days, (b) any matter relating to a Tax Benefit Payment Schedule or an amendment thereto within fifteen (15) calendar days, and (c) any matter related to treatment of any tax-related item as contemplated in Section 6.2 within fifteen (15) calendar days, or, in each case, as soon thereafter as is reasonably practicable after such matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, any portion of such payment that is not under dispute shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporate Taxpayer, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporate Taxpayer except as provided in the next sentence. The Corporate Taxpayer and the Agent shall each bear its own costs and expenses of such proceeding, unless (i) the Expert adopts the Agent’s position (as determined by the Expert), in which case the Corporate Taxpayer shall reimburse the Agent for any reasonable out-of-pocket costs and expenses in such proceeding, or (ii) the Expert adopts the Corporate Taxpayer’s position (as determined by the Expert), in which case the Agent shall reimburse the Corporate Taxpayer for any reasonable out-of-pocket costs and expenses in such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.10 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.10 shall be binding on the Corporate Taxpayer and its Subsidiaries, the Agent, and the TRA Holders and may be entered and enforced in any court having jurisdiction.

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Section 7.11 Withholding. The Corporate Taxpayer shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as the Corporate Taxpayer is required to deduct and withhold with respect to the making of such payment under the Code or any provision of U.S. federal, state, local or non-U.S. tax law; provided, that the Corporate Taxpayer shall (i) use its commercially reasonable efforts prior to effecting any withholding with respect to a TRA Holder to minimize any withholding tax imposed on any amounts payable hereunder to a TRA Holder and (ii) shall reasonably cooperate with any TRA Holder with respect to such TRA Holder’s efforts to obtain necessary and available information for such TRA Holder to make filings, applications or elections to obtain any exemption, exclusion, credit or refund associated with taxation (including withholding tax) on any amounts payable by the Corporate Taxpayer to such TRA Holder. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by the Corporate Taxpayer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the relevant TRA Holder. Upon a TRA Holder’s request, the Corporate Taxpayer shall provide evidence of any such payment to such TRA Holder.

Section 7.12 Admission of the Corporate Taxpayer into a Consolidated Group; Transfers of Corporate Assets.

(a) If the Corporate Taxpayer is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of U.S. state or local Tax law, then, subject to the application of the Valuation Assumptions upon a Change of Control: (i) the provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments and other applicable items hereunder shall be computed with reference to the consolidated taxable income of the group as a whole.

(b) If the Corporate Taxpayer (or any member of a group described in Section 7.12(a)) transfers or is deemed to transfer any Unit or any Reference Asset to a transferee that is treated as a corporation for U.S. federal income tax purposes (other than to a member of a group described in Section 7.12(a)) in a transaction in which the transferee’s basis in the property acquired is determined in whole or in part by reference to such transferor’s basis in such property, then the Corporate Taxpayer shall cause such transferee to assume the obligation to make payments hereunder with respect to the applicable Basis Adjustments or Imputed Interest associated with any Reference Asset or interest therein acquired (directly or indirectly) in such transfer (taking into account any gain recognized in the transaction) in a manner consistent with the terms of this Agreement as the transferee (or one of its Affiliates) actually realizes Tax benefits from the Basis Adjustments or Imputed Interest, as applicable.

(c) While HoldCo is treated as a partnership for U.S. federal income tax purposes, if HoldCo (or any of HoldCo’s direct or indirect Subsidiaries that is treated as a partnership or disregarded entity for U.S. federal income tax purposes (but only to the extent such Subsidiaries are not held through any entity treated as a corporation for U.S. federal income tax purposes)) transfers (or is deemed to transfer for U.S. federal income tax purposes) any Reference Asset to a transferee that is treated as a corporation for U. S. federal income tax purposes (other than a member of a group described in Section 7.12(a)) in a transaction in which the transferee’s basis in the property acquired is determined in whole or in part by reference to such transferor’s basis in such property, HoldCo (or such direct or indirect Subsidiary) shall be treated as having disposed of the Reference Asset in a wholly taxable transaction. The consideration deemed to be received by HoldCo (or such direct or indirect Subsidiary) in a transaction contemplated in the prior sentence shall be equal to the fair market value of the Reference Asset, plus, without duplication, (i) the amount of debt to which any such Reference Asset is subject, in the case of a transfer of an encumbered Reference Asset, or (ii) the amount of debt allocated to any such Reference Asset, in the case of a transfer of a partnership interest.

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(d) If any member of a group described in Section 7.12(a) that directly or indirectly owns any Unit or other equity interest in HoldCo ceases to be a member of such group (or the Corporate Taxpayer deconsolidates for U.S. federal income tax purposes from that group), then the Corporate Taxpayer shall cause such member (or the parent of the consolidated group in a case where the Corporate Taxpayer deconsolidates from the group) to assume the obligation to make payments hereunder with respect to the applicable Basis Adjustments and Imputed Interest associated with any Reference Asset it owns (directly or indirectly) in a manner consistent with the terms of this Agreement as the member (or one of its Affiliates) actually realizes Tax benefits from the Basis Adjustments or Imputed Interest, as applicable.

(e) For purposes of this Section 7.12, a transfer of a partnership interest shall be treated as a transfer of the transferor’s share of each of the assets and liabilities of that partnership.

(f) If a transferee or a member of a group described in Section 7.12(a) assumes an obligation to make payments hereunder pursuant to either Section 7.12(b) or (d), then the initial obligor is relieved of the obligation assumed.

Section 7.13 Confidentiality.

(a) The Agent, each TRA Holder and each of such TRA Holder’s assignees acknowledges and agrees that the information of the Corporate Taxpayer is confidential and, except in the course of performing any duties as necessary for the Corporate Taxpayer and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such Person shall keep and retain in the strictest confidence and not disclose to any Person any confidential matters, acquired pursuant to this Agreement, of the Corporate Taxpayer and its Affiliates and successors, concerning HoldCo and its Affiliates and successors or the TRA Holders, learned by the Agent or any TRA Holder heretofore or hereafter; provided, that for the avoidance of doubt, the Agent may disclose information received by it in the ordinary course of its duties as Agent to the TRA Holder(s). This Section 7.13 shall not apply to (i) any information that has been made publicly available by the Corporate Taxpayer or any of its Affiliates, becomes public knowledge (except as a result of an act of the Agent or a TRA Holder in violation of this Agreement) or is generally known to the business community and (ii) the disclosure of information (A) as may be proper in the course of performing such TRA Holder’s obligations, or monitoring or enforcing such TRA Holder’s rights, under this Agreement, (B) as part of such TRA Holder’s normal reporting, rating or review procedure (including normal credit rating and pricing process), or in connection with such TRA Holder’s or such TRA Holder’s Affiliates’ normal fund raising, financing, marketing, informational or reporting activities, or to such TRA Holder’s (or any of its Affiliates’) or its direct or indirect owners or Affiliates, auditors, accountants, employees, attorneys or other agents, (C) to any bona fide prospective assignee of such TRA Holder’s rights under this Agreement, or prospective merger or other business combination partner of such TRA Holder, provided, that such assignee or merger partner agrees to be bound by the provisions of this Section 7.13, (D) as is required to be disclosed by order of a court of competent jurisdiction, administrative body or governmental body, or by subpoena, summons or legal process, or by law, rule or regulation; provided, that any TRA Holder required to make any such disclosure to the extent legally permissible shall provide the Corporate Taxpayer prompt notice of such disclosure, or to regulatory authorities or similar examiners conducting regulatory reviews or examinations (without any such notice to the Corporate Taxpayer), or (E) to the extent necessary for a TRA Holder or its direct or indirect owners to prepare and file its Tax Returns, to respond to any inquiries regarding such Tax Returns from any Taxing Authority or to prosecute or defend any Tax Proceeding with respect to such Tax Returns. Notwithstanding anything to the contrary herein, the Agent (and each employee, representative or other agent of the Agent or its assignees, as applicable) and each TRA Holder and each of its assignees (and each employee,

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representative or other agent of such TRA Holder or its assignees, as applicable) may disclose to any and all Persons, without limitation of any kind, the Tax treatment and Tax structure of the Corporate Taxpayer, HoldCo, the Agent, the TRA Holders and their Affiliates, and any of their transactions, and all materials of any kind (including opinions or other Tax analyses) that are provided to the Agent or any TRA Holder relating to such Tax treatment and Tax structure.

(b) If the Agent or an assignee or a TRA Holder or an assignee commits a breach, or threatens to commit a breach, of any of the provisions of this Section 7.13, the Corporate Taxpayer shall have the right and remedy to have the provisions of this Section 7.13 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Corporate Taxpayer or any of its Subsidiaries or the TRA Holders and that money damages alone shall not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

Section 7.14 No More Favorable Terms. None of the Corporate Taxpayer nor any of its Subsidiaries shall enter into any additional agreement providing rights similar to this Agreement to any Person (including any agreement pursuant to which the Corporate Taxpayer is obligated to pay amounts with respect to tax benefits resulting from any increases in Tax basis, net operating losses or other tax attributes to which the Corporate Taxpayer becomes entitled as a result of a transaction) if such agreement provides terms that are more favorable to the counterparty under such agreement than those provided to the TRA Holders under this Agreement; provided, however, that the Corporate Taxpayer (or any of its Subsidiaries) may enter into such an agreement if this Agreement is amended to make such more favorable terms available to the TRA Holders.

Section 7.15 Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in law, a TRA Holder reasonably believes that the existence of this Agreement (a) could cause income (other than income arising from receipt of a payment under this Agreement) recognized by such TRA Holder upon any Redemption that as of the date of this Agreement would be treated as capital gain to instead be treated as ordinary income or to be otherwise taxed at ordinary income rates for U.S. federal income tax purposes or (b) would have other material adverse tax consequences to such TRA Holder and/or its direct or indirect owners, then, in either case, at the election of such TRA Holder and to the extent specified by such TRA Holder, this Agreement (i) shall cease to have further effect with respect to such TRA Holder, (ii) shall not apply to a Redemption by such TRA Holder occurring after a date specified by it, or (iii) shall otherwise be amended in a manner determined by such TRA Holder to waive any benefits to which such TRA Holder would otherwise be entitled under this Agreement, provided, that such amendment shall not result in an increase in or acceleration of payments under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment. Further, notwithstanding anything herein to the contrary, any TRA Holder may, at any time, elect for this Agreement to cease to have further effect in its entirety with respect to such TRA Holder, and the Corporate Taxpayer shall cease to have any further obligations in respect of such TRA Holder, in each case from and after the date specified by such TRA Holder.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Corporate Taxpayer, the Agent, and the TRA Holders have duly executed this Agreement as of the date first written above.

CORPORATE TAXPAYER:

ALEANNA, INC.

By:
Name:
Title:

AGENT:

NAUTILUS RESOURCES LLC

By:
Name:
Title:

[Signature Page to Tax Receivable Agreement]

SCHEDULE A

TRA HOLDERS

NAUTILUS RESOURCES LLC

By:
Name:
Title:

Schedule A-1

Exhibit 10.4

FINAL FORM

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

SWIFTMERGE HOLDCO LLC

A Delaware limited liability company

dated as of [•], 2024

THE LIMITED LIABILITY COMPANY INTERESTS IN SWIFTMERGE HOLDCO LLC HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAWS OF ANY STATE, OR ANY OTHER APPLICABLE SECURITIES LAWS, AND HAVE BEEN OR ARE BEING ISSUED IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE SECURITIES LAWS OF ANY STATE AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT; AND (III) ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BETWEEN THE COMPANY AND THE APPLICABLE MEMBER. THE LIMITED LIABILITY COMPANY INTERESTS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS, THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, AND ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BY THE COMPANY AND THE APPLICABLE MEMBER. THEREFORE, PURCHASERS AND OTHER TRANSFEREES OF SUCH LIMITED LIABILITY COMPANY INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT OR ACQUISITION FOR AN INDEFINITE PERIOD OF TIME.

i

ii

Section 12.18	Creditors	35
Section 12.19	WAIVER OF JURY TRIAL	35

Article XIII. DEFINED TERMS		35

Section 13.1	Definitions	35
Section 13.2	Interpretation	43

iii

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF SWIFTMERGE HOLDCO LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of Swiftmerge HoldCo LLC, a Delaware limited liability company (the “Company”), dated as of [•], 2024, is entered into by and among the Members that are party hereto, AleAnna, Inc., a Delaware corporation (f/k/a Swiftmerge Acquisition Corp.) (the “Manager”), and each other Person as may become a Member from time to time in accordance with the terms of this Agreement and the Act.

WHEREAS, the Company was formed as a limited liability company pursuant to the Delaware Limited Liability Company Act, 6 Del. C. §§ 18-101, et seq. (as it may be amended from time to time, and any successor to such statute, the “Act”), under the name “Swiftmerge HoldCo LLC” by the filing of a Certificate of Formation (together with any amendments, the “Certificate of Formation”) of the Company in the office of the Secretary of State of the State of Delaware on May 14, 2024;

WHEREAS, immediately prior to the adoption of this Agreement, the Company was governed by the Limited Liability Company Agreement, dated as of May 14, 2024 (the “Initial Operating Agreement”); and

WHEREAS, in connection with the Agreement and Plan of Merger, by and among the Company, the Manager, Swiftmerge Merger Sub LLC, a Delaware limited liability company, Swiftmerge HoldCo LLC, a Delaware limited liability company, and AleAnna Energy, LLC, a Delaware limited liability company, dated as of June 4, 2024 (as further amended or modified in whole or in part from time to time in accordance with such agreement, the “Merger Agreement”), the Members and the Manager desire to amend and restate the Initial Operating Agreement in its entirety, with this Agreement superseding and replacing the Initial Operating Agreement in its entirety.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I.

GENERAL PROVISIONS

Section 1.1 Formation. The Company was formed as a Delaware limited liability company by the filing of the Certificate of Formation, pursuant to the Act on May 14, 2024.

Section 1.2 Name. The name of the Company is “Swiftmerge HoldCo LLC.” The Company may also conduct business at the same time under one or more fictitious names in the discretion of the Manager. The Company may change its name, from time to time, in accordance with Law.

Section 1.3 Principal Place of Business; Other Places of Business. The principal business offices of the Company shall be in such location or locations as may be designated by the Manager from time to time. The Company may maintain offices and places of business at such other place or places within or outside the State of Delaware as the Manager deems advisable.

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Section 1.4 Designated Agent for Service of Process. So long as required by the Act, the Company shall continuously maintain a registered office and a designated and duly qualified agent for service of process on the Company in the State of Delaware. The address of the registered office of the Company in the State of Delaware shall be as set forth in the Certificate of Formation. The Company’s registered agent for service of process at such address shall also be as set forth in the Certificate of Formation.

Section 1.5 Term. The term of the Company shall be perpetual unless and until the Company is dissolved in accordance with the Act or this Agreement. Notwithstanding the dissolution of the Company, the existence of the Company shall continue until its termination pursuant to this Agreement or as otherwise provided in the Act.

Section 1.6 No State Law Partnership. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member shall be an agent, partner or joint venturer of any other Member, for any purposes other than for U.S. federal, and applicable state and local, income tax purposes, and this Agreement shall not be construed to suggest otherwise. Each Member hereby acknowledges and agrees that, except as expressly provided herein, in performing its obligations or exercising its rights under this Agreement, it is acting independently and is not acting in concert with, on behalf of, as agent for, or as joint venturer of, any other Member. Other than in respect of the Company, nothing contained in this Agreement shall be construed as creating a corporation, association, joint stock company, business trust, or organized group of Persons, whether incorporated or not, among or involving any Member or its Affiliates, and nothing in this Agreement shall be construed as creating or requiring any continuing relationship or commitment as between such parties other than as specifically set forth in this Agreement.

Section 1.7 Business Purpose. The purpose of the Company is to carry on any and all lawful businesses and activities permitted from time to time under the Act.

Section 1.8 Powers. The Company will possess and subject to any express limitations thereon in this Agreement, may exercise all of the powers and privileges granted to it by the Act, any other Law, or this Agreement, together with all powers incidental thereto, so far as such powers are necessary or convenient to the conduct, promotion or attainment of the purposes of the Company set forth in Section 1.7.

Section 1.9 Certificates; Filings. The Certificate of Formation was previously filed on behalf of the Company in the office of the Secretary of State of the State of Delaware as required by the Act. The Manager shall take any and all other actions reasonably necessary to maintain the status of the Company under the Laws of the State of Delaware or any other state in which the Company shall do business. If requested by the Manager, the Members shall promptly execute all certificates and other documents consistent with the terms of this Agreement necessary for the Manager to accomplish all filing, recording, publishing, and other acts as may be appropriate to comply with all requirements for (a) the formation and operation of a limited liability company under the Laws of the State of Delaware, (b) if the Manager deems it advisable, the operation of the Company as a limited liability company, in all jurisdictions in which the Company proposes to operate, and (c) all other filings required (or determined by the Manager to be necessary or appropriate) to be made by the Company.

Section 1.10 Representations and Warranties by the Members.

(a) Individual-Member-Specific Representations. Each Member (including each Additional Member or Substituted Member as a condition to becoming an Additional Member or a Substituted Member) that is an individual represents and warrants to each other Member that (i) the execution of this Agreement and the consummation of the transactions contemplated by this Agreement to be performed by such Member will not result in a breach or violation of any statute, regulation, order or

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other Law to which such Member is subject and (ii) this Agreement is binding upon, and enforceable against, such Member in accordance with its terms, except (A) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and (B) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought.

(b) Non-Individual-Member-Specific Representations. Each Member (including each Additional Member or Substituted Member as a condition to becoming an Additional Member or a Substituted Member) that is an individual represents and warrants to each other Member that (i) the execution of this Agreement and the consummation of the transactions contemplated by this Agreement to be performed by such Member will not result in a breach or violation of any statute, regulation, order or other Law to which such Member is subject and (ii) this Agreement is binding upon, and enforceable against, such Member in accordance with its terms, except (A) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and (B) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought.

(c) Securities Laws. Each Member (including each Additional Member or Substituted Member as a condition to becoming an Additional Member or Substituted Member) represents and warrants that it has acquired its interest in the Company for its own account and not for the purpose of, or with a view toward, the resale or distribution of all or any part thereof, and not with a view toward selling or otherwise distributing such interest or any part thereof at any particular time or under any predetermined circumstances. Each Member further represents and warrants that it is a sophisticated investor, able and accustomed to handling sophisticated financial matters for itself.

(d) ERISA. Each Member (including each Additional Member or Substituted Member as a condition to becoming an Additional Member or Substituted Member) represents and warrants that no interest in the Assets is being acquired by or on behalf of any entity that holds “plan assets” pursuant to the U.S. Department of Labor Regulations set forth at 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA, for purposes of ERISA and/or Code Section 4975, or pursuant to any non-U.S., federal, state, or local laws or regulations that are similar in purpose and intent to ERISA and/or Code Section 4975 (“ERISA Similar Law”).

(e) Survival of Representations and Warranties. The representations and warranties contained in Section 1.10(a), Section 1.10(b), Section 1.10(c), and Section 1.10(d) shall survive the execution and delivery of this Agreement by each Member (and, in the case of an Additional Member or a Substituted Member, the admission of such Additional Member or Substituted Member as a Member in the Company), and the dissolution, liquidation, and termination of the Company.

(f) No Representations as to Performance. Each Member (including each Additional Member or Substituted Member as a condition to becoming an Additional Member or Substituted Member) hereby acknowledges that no representations as to potential profit, cash flows, funds from operations or yield, if any, in respect of the Company or the Manager have been made by the Company or any Member or any employee or representative or Affiliate of the Company or any Member, and that projections and any other information, including financial and descriptive information and documentation, that may have been in any manner submitted to such Member shall not constitute any representation or warranty of any kind or nature, express or implied.

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(g) Modification of Representations and Warranties. The Manager may permit the modification of any of the representations and warranties contained in Section 1.10(a), Section 1.10(b), and Section 1.10(c), as applicable, to any Member (including any Additional Member or Substituted Member or any transferee of either); provided, that such representations and warranties, as modified, shall be set forth in either (i) a Unit Designation applicable to the Units held by such Member or (ii) a separate writing addressed to the Company.

Section 1.11 LLC Agreement. This Agreement shall constitute the “limited liability company agreement” of the Company for purposes of the Act. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Act in the absence of such provision, this Agreement shall control to the fullest extent permitted by the Act and other applicable Law.

Section 1.12 Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally (whether to the Company, any of the other Members, the creditors of the Company or any other third party) for any such debt, obligation or liability of the Company solely by reason of being a Member.

ARTICLE II.

UNITS; CAPITAL CONTRIBUTIONS

Section 2.1 Units.

(a) Generally. The interests of the Members in the Company are divided into, and represented by, the Units, each having the rights and obligations specified in this Agreement.

(b) Classes. The Units are initially divided into:

(i) “Class A Units,” which are issuable solely to the Manager and such other Persons as the Manager shall determine;

(ii) “Class C Units,” which are issuable to the Members as set forth on the Register and as otherwise provided in this Agreement; and

(iii) Other Classes of Units. The Company may issue additional Units or create additional classes, series, subclasses, or sub-series of Units in accordance with this Agreement.

Section 2.2 Capital Contributions of the Members; No Deficit Restoration Obligation.

(a) Capital Contributions. The Members made, shall be treated as having made, or have agreed to make, Capital Contributions to the Company and were issued the Units indicated on the Register. Except as provided by Law or in this Agreement, the Members shall have no obligation or, except as otherwise provided in this Agreement or with the prior written consent of the Manager, right to make any other Capital Contributions or any loans to the Company.

(b) No Deficit Restoration Obligation. No Member shall have an obligation to make any contribution to the capital of the Company as the result of a deficit balance in its Capital Account, and any such deficit shall not be considered a Debt owed to the Company or to any other Person for any purpose whatsoever.

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Section 2.3 No Interest; No Return. No Member shall be entitled to interest on its Capital Contribution or on such Member’s Capital Account balance. Except as provided by this Agreement, any Unit Designation, or by Law, no Member shall have any right to demand or receive a withdrawal or the return of its Capital Contribution from the Company. Except to the extent provided in this Agreement or in any Unit Designation, no Member shall have priority over any other Member as to distributions or the return of Capital Contributions.

Section 2.4 Issuances of Additional Units. Subject to Section 2.5 and the rights of any Member set forth in a Unit Designation:

(a) General. The Company may issue additional Units for any Company purpose at any time or from time to time to the Members (including, subject to Section 2.4(b), the Manager) or any other Person and may admit any such Person as an Additional Member for such consideration and on such terms and conditions as shall be established by the Company. Subject to the other provisions of this Agreement, any additional Units may be issued in one or more classes or one or more series of any of such classes with such designations, preferences, conversion or other rights, voting powers, restrictions, rights to distributions, qualifications and terms and conditions of redemption (including rights that may be senior or otherwise entitled to preference over existing Units) as shall be determined by the Manager in its sole discretion and set forth in a written document attached to and made an exhibit to this Agreement, which exhibit shall be an amendment to this Agreement and shall be incorporated into this Agreement by reference (each, a “Unit Designation”). Upon the issuance of any additional Unit, the Manager shall amend the Register and the books and records of the Company as appropriate to reflect such issuance. Except to the extent specifically set forth in any Unit Designation, a Unit of any class or series other than a Common Unit shall not entitle the holder thereof to vote on, or consent to, any matter. The Company may reissue any Units that have been repurchased or acquired by the Company. Except as expressly provided in this Agreement or other written agreement of the Company, no Person shall have any preemptive, preferential, participation or similar right or rights to subscribe for or acquire any Unit or Equivalent Unit in the Company.

(b) Issuances to the Manager. No additional Units shall be issued to the Manager unless at least one of the following conditions is satisfied:

(i) The additional Units are issued to all Members holding Common Units in proportion to their respective Percentage Interests in the Common Units;

(ii) The additional Units are (x) Class A Units (A) issued in connection with an issuance of Class A Common Stock or (B) issued with appropriate adjustments to the Exchange Rate, in the case of clause (B), in accordance with Section 11.4, or (y) Equivalent Units (other than Common Units) issued in connection with an issuance of Preferred Stock, New Securities, or other interests in the Manager (other than Common Stock), and, in each case, the Manager contributes to the Company the net proceeds (if any) received in connection with the issuance of such Class A Common Stock, Preferred Stock, New Securities, or other interests in the Manager;

(iii) There is a recapitalization of the Capital Stock of the Manager, including any stock split, stock dividend, reclassification or similar transaction;

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(iv) The additional Units are issued upon the conversion, redemption or exchange of Debt, Units or other securities issued by the Company and held by the Manager; or

(v) The additional Units are issued in accordance with the express terms of Section 2.5(g) or any of the other provisions of this Article II (other than Section 2.4(a)).

(c) Issuances of Class C Units. No additional Class C Units shall be issued except in the event of a recapitalization of the Capital Stock of the Manager, including any stock split, stock dividend, reclassification or similar transaction.

(d) No Preemptive Rights. Except as expressly provided in this Agreement or in any Unit Designation, no Person shall have any preemptive, preferential, participation or similar right or rights to subscribe for or acquire any Unit.

(e) Certificates. Initially, none of the Units will be represented by certificates. If the Manager determines to issue certificates representing the Units, certificates will be issued and the Units will be represented by those certificates, and this Agreement shall be amended as necessary or desirable by the Manager to reflect the issuance of certificated Units for purposes of the Uniform Commercial Code. Nothing contained in this Section 2.4(e) shall be deemed to authorize or permit any Member to Transfer its Units except as otherwise permitted under this Agreement.

Section 2.5 Additional Funds and Additional Capital Contributions

(a) General. The Company may, at any time and from time to time, determine that it requires additional funds (“Additional Funds”) for the acquisition or development of additional Assets, for the redemption of Units, or for such other purposes as the Company may determine. Additional Funds may be obtained by the Company in any manner provided in, and in accordance with, the terms of this Section 2.5 without the approval of any Member or any other Person.

(b) Additional Capital Contributions. The Company may obtain any Additional Funds by accepting Capital Contributions from any Members or other Persons. In connection with any such Capital Contribution, the Company is hereby authorized from time to time to issue additional Units (as set forth in Section 2.4) in consideration for such Capital Contribution.

(c) Loans by Third Parties. The Company may obtain any Additional Funds by incurring Debt payable to any Person upon such terms as the Company determines appropriate, including making such Debt convertible, redeemable, or exchangeable for Units; provided, however, that the Company shall not incur any such Debt if any Member would be personally liable for the repayment of all or any portion of such Debt unless that Member otherwise agrees in writing.

(d) Issuance of Securities by the Manager.

(i) Unless otherwise agreed to by the Members, after the completion of the SPAC Transaction, except in the case of a Liquidity Offering for purposes of a Cash Settlement and subject to Section 2.5(d)(ii), Section 2.5(d)(iii), and Article XI, the Manager shall not issue any additional Capital Stock or New Securities unless the Manager contributes the net proceeds received from the issuance of such additional Capital Stock or New Securities (as the case may be), and from the exercise of the rights contained in any such additional Capital Stock or New Securities to the Company in exchange for (i) in the case of an issuance of Class A Common Stock, Class A Units, or (ii) in the case of an issuance of Preferred Stock or New Securities, Equivalent Units. If at any time any Preferred Stock or New Securities are issued that are convertible into or

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exercisable for Class A Common Stock or another security of the Manager, then upon any such conversion or exercise, the corresponding Equivalent Unit shall be similarly converted or exercised, as applicable, and an equal number of Class A Units or other Equivalent Units shall be issued to the Manager. It is the intent of the parties that the Manager will always own Units equivalent in number and rights to its outstanding Capital Stock, except as provided pursuant to Section 11.4, and the parties hereby acknowledge that the Manager may make reasonable adjustments to its own capitalization, subject to applicable Law and the terms of any such outstanding Capital Stock, in order to effect such parity.

(ii) New Securities that are derivative securities issued under any Incentive Compensation Plan of the Manager shall not require issuance of Equivalent Units by the Company until such time as such derivative securities are exercised for Capital Stock of the Manager.

(iii) Section 2.5(d)(i) shall not apply to the issuance and distribution to holders of shares of Class A Common Stock of rights to purchase Capital Stock or New Securities of the Manager under a “poison pill” or similar shareholders rights plan, but shall apply to the issuance of Capital Stock or New Securities of the Manager in connection with the exercise or settlement of such rights.

(e) Reimbursement of Issuance Expenses. If the Manager issues additional Capital Stock or New Securities and contributes the net proceeds (after deduction of any underwriters’ discounts and commissions) received from such issuance to the Company pursuant to Section 2.5(d), the Company shall reimburse or assume (on an after-tax basis) the Manager’s expenses associated with such issuance.

(f) Repurchase or Redemption of Capital Stock. If any shares of Capital Stock or New Securities are repurchased, redeemed or otherwise retired (whether by exercise of a put or call, automatically or by means of another arrangement) by the Manager, then the Manager shall cause the Company, immediately before such repurchase, redemption or retirement of such Capital Stock or New Securities, to redeem, repurchase or otherwise retire a corresponding number of Class A Units, Class C Units, or Equivalent Units held by the Manager, upon the same terms and for the same consideration as the Capital Stock or New Securities to be repurchased, redeemed, or retired.

(g) Reinvestment of Excess Cash. Notwithstanding anything to the contrary in this Agreement, if the Manager (i) receives Tax Distributions in an amount in excess of the amount necessary to enable the Manager to meet or pay its U.S. federal, state and local Tax obligations, its obligations under the Tax Receivable Agreement, and any other operating expenses or (ii) holds any other excess cash amount, the Manager may, in its sole discretion, (A) distribute such excess cash amount to its shareholders or (B) contribute such excess cash amount to the Company in exchange for a number of Class A Units, and in the case of clause (B), the Manager may distribute to the holders of Class A Common Stock an amount of shares of Class A Common Stock corresponding to the Class A Units issued by the Company and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Class A Units of the Company that were issued to the Manager.

(h) Redemptions of Units of the Manager. Notwithstanding anything to the contrary in this Agreement, the Company may redeem Units from the Manager for cash to fund any direct or indirect acquisition by the Manager of another Person; provided that, promptly after such redemption and acquisition, the Manager contributes or causes to be contributed, directly or indirectly, such Person or the material assets and liabilities of such Person to the Company or any of its Subsidiaries in exchange for a number of Units equal to the number of Units so redeemed.

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ARTICLE III.

DISTRIBUTIONS

Section 3.1 Distributions Generally.

(a) Except as otherwise provided in this Article III and subject to the terms of any Unit Designation, the Company shall distribute an amount of Available Cash if, when, and as determined by the Manager to the Members pro rata in accordance with the number of their Units.

Section 3.2 Tax Distributions.

(a) Generally. If the amount distributed to a Member pursuant to Section 3.1, in respect of a Fiscal Year is less than that Member’s Assumed Tax Liability in respect of such Fiscal Year, the Company shall distribute an amount of Available Cash to the Members, pro rata in accordance with the number of Units owned (subject to any Unit Designation), such that each Member receives distributions of Available Cash in respect of each Fiscal Year in an amount at least equal to the Member’s Assumed Tax Liability for such Fiscal Year (each such distribution, a “Tax Distribution”); provided that notwithstanding any distributions pursuant to Section 3.1 or any other provision of this Agreement, the amounts required to be distributed as Tax Distributions under this Section 3.2(a) shall be an amount such that the Manager receives at least an amount equal to the Manager Tax-Related Liabilities with respect to such Fiscal Year. Except as provided in Section 3.2(d) and subject to any Unit Designation, all Tax Distributions shall be made pro rata in accordance with Units.

(b) Calculation of Assumed Tax Liability. For purposes of calculating the amount of each Member’s Tax Distributions under Section 3.2(a), a Member’s “Assumed Tax Liability” means an amount equal to the product of:

(i) the sum of (A) the net taxable income and gain allocated to that Member from the Company for U.S. federal income tax purposes in the Fiscal Year and (B) to the extent (x) determined by the Company in its sole discretion and (y) attributable to the Company, the amount the Member is required to include in income by reason of Code Sections 707(c) (but not including guaranteed payments for services within the meaning of Code Sections 707(c)), 951(a), and 951A(a); multiplied by

(ii) unless otherwise determined by the Company, the combined effective U.S. federal, state, and local rate of tax applicable to the Manager for the Fiscal Year (such tax rate, the “Assumed Tax Rate”).

The calculation required by this Section 3.2(b) shall be made by taking into account (w) the character of the income or gain, (x) any allocations under Code Section 704(c), (y) any special basis adjustments resulting from any election under Section 754 of the Code, including adjustments under Code Sections 732, 734(b) or 743(b), and (z) any limitations on the use of deductions or credits allocable with respect to the Fiscal Year. In addition, the Company shall adjust a Member’s Assumed Tax Liability to the extent the Company reasonably determines is necessary or appropriate as a result of any differences between U.S. federal income tax law and the tax laws of other jurisdictions in which the Company has a taxable presence. The Company shall calculate the amount of any increase described in the preceding sentence by applying the principles of Section 3.2(b)(i) and (ii) replacing the words “U.S. federal” with a reference to the applicable jurisdiction.

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(c) Timing of Tax Distributions. If reasonably practicable, the Company shall make distributions of the estimated Tax Distributions in respect of a Fiscal Year on a quarterly basis to facilitate the payment of quarterly estimated income taxes, taking into account amounts previously distributed by reason of this Section 3.2; provided that, if necessary for the Manager to timely satisfy any Manager Tax-Related Liabilities, the Company shall make estimated Tax Distributions on a more frequent basis. Not later than sixty (60) Business Days after the end of the Fiscal Year, the Company shall make a final Tax Distribution in an amount sufficient to fulfill the Company’s obligations under Section 3.2(a).

(d) Impact of Insufficient Available Cash. If the amount of estimated or final Tax Distributions to be made exceeds the amount of the Available Cash as of the time of such estimated or final Tax Distribution, the Tax Distribution to which each Member is entitled pursuant to Section 3.2(a) shall be reduced in accordance with the provisions of this Section 3.2(d) (the amount of such reduction with respect to each Member, such Member’s “Tax Distribution Shortfall Amount”), and Available Cash shall be distributed in the following order of priority:

(i) First, to the Manager in an amount equal to the full amount of its Tax Distribution; and

(ii) Second, to the Members other than the Manager pro rata in accordance with their Units (subject to any Unit Designation) in an aggregate amount such that each such Member has received distributions pursuant to this Section 3.2(d)(ii) that is not less than its Assumed Tax Liability.

Any Tax Distribution Shortfall Amounts will be carried forward to subsequent periods (in the event of estimated Tax Distributions) or Fiscal Years (in the event of final Tax Distributions), as applicable, and distributions will be made to resolve such amounts, in accordance with the foregoing order of priority when and to the extent that the Company has sufficient Available Cash (for the avoidance of doubt, taking into account any cash required to make Tax Distributions in respect of subsequent periods or Fiscal Years). Any outstanding Tax Distribution Shortfall Amounts must be resolved prior to making (or must be taken into account in making) any distribution under Section 3.1 or Section 9.3(a).

(e) Tax Distributions Treated as Advances. Any Tax Distributions made pursuant to this Section 3.2 shall be treated as an advance on distributions under Section 3.1 or Section 9.3(a)(iii).

(f) No Tax Distributions on Liquidation. No Tax Distributions shall be made in connection with a Liquidating Event or the liquidation of a Member’s Units in the Company.

Section 3.3 Distributions in Kind. No Member may demand to receive property other than cash as provided in this Agreement. The Company may make a distribution in kind of Assets to the Members, and if a distribution is made both in cash and in kind, such distribution shall be made so that, to the fullest extent practical, the percentage of the cash and any other Assets distributed to each Member entitled to such distribution is identical.

Section 3.4 Distributions to Reflect Additional Units. If the Company issues additional Units pursuant to the provisions of Article II, subject to the provisions of any Unit Designation, the Manager is authorized to make such revisions to this Article III and to Annex C as it determines are reasonably necessary or desirable to reflect the issuance of such additional Units, including making preferential distributions to certain classes of Units.

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Section 3.5 Other Distribution Rules.

(a) Transfers. From and after the Transfer of a Unit, for purposes of determining the rights to distributions (including Tax Distributions) under this Agreement, distributions (including Tax Distributions) made to the transferor Member, along with any withholding or deduction in respect of any such distribution, shall be treated as having been made to the transferee unless otherwise determined by the Company.

(b) Record Date for Distributions. The Company may designate a Record Date for purposes of calculating and giving effect to distributions. All distributions shall be made to the holders of record as of the applicable Record Date.

(c) Over-Distributions. If the amount of any distribution to a Member under the Agreement exceeds the amount to which the Member in entitled (e.g., by reason of an accounting error), the Member shall, upon written notice of the over-distribution delivered to the Member within one year of the over-distribution, promptly return the amount of such over-distribution to the Company.

(d) Reimbursements of Preformation Capital Expenditures. To the extent a distribution (or deemed distribution resulting from a reduction in a Member’s share of Company liabilities for federal tax purposes) otherwise would be treated as proceeds in a sale under Code Section 707(a)(2)(B), the Members intend such actual or deemed distribution to reimburse preformation capital expenditures under Treas. Reg. § 1.707-4(d) to the maximum extent permitted by Law.

(e) Limitation on Distributions. Notwithstanding any provision of this Agreement to the contrary, the Company shall not make a distribution to any Member to the extent such distribution would violate the Act or other Law or would result in the Company or any of its Subsidiaries being in default under any material agreement.

ARTICLE IV.

MANAGEMENT AND OPERATIONS

Section 4.1 Management.

(a) Authority of Manager.

(i) Except as otherwise provided in this Agreement, the Manager shall have full, exclusive, and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to do or cause to be done any and all acts, at the expense of the Company, as the Manager deems necessary or appropriate to accomplish the purposes and direct the affairs of the Company. Without limiting the generality of the preceding sentence and subject to this Section 4.1 and any other applicable provisions of this Agreement, the Manager may cause the Company, without the consent or approval of any other Member, to enter into any of the following in one or a series of related transactions: (i) any merger, (ii) any acquisition, (iii) any consolidation, (iv) any sale, lease or other transfer or conveyance of Assets, (v) any recapitalization or reorganization of outstanding securities, (vi) any merger, sale, lease, spin-off, exchange, transfer or other disposition of a Subsidiary, division or other business, (vii) any issuance of Debt or equity securities (subject to any limitations expressly provided for in this Agreement), or (viii) any incurrence of Debt.

(ii) The Manager shall have the exclusive power and authority to bind the Company and shall be an agent of the Company’s business. The actions of the Manager taken in such capacity and in accordance with this Agreement shall bind the Company. Except to the extent expressly delegated in writing by the Manager, no Member or Person other than the Manager shall be an agent for the Company or have any right, power or authority to transact any business in the name of the Company or act for or on behalf of or to bind the Company.

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(iii) Subject to the rights of any Member set forth in Section 4.1(f) or elsewhere in this Agreement, any determinations to be made by the Company pursuant to this Agreement shall be made by the Manager, and such determinations shall be final, conclusive and binding upon the Company and every Member.

(iv) The Manager shall constitute a “manager” (as that term is defined in the Act) of the Company.

(v) The Manager may not be removed as the Manager of the Company by the Members, with or without cause. AleAnna, Inc. shall not resign as, cease to be or be replaced as the Manager except in compliance with this Section 4.1(a)(iv). No removal, termination or resignation of AleAnna, Inc. as Manager shall be effective unless proper provision is made, in compliance with this Agreement, so that the obligations of AleAnna, Inc., its successor (if applicable) and any new Manager and the rights of all Members under this Agreement and applicable Law remain in full force and effect. No appointment of a Person other than AleAnna, Inc. (or its successor, as applicable) as Manager shall be effective unless AleAnna, Inc. (or its successor, as applicable) and the new Manager provide all other Members with contractual rights, directly enforceable by such other Members against AleAnna, Inc. (or its successor, as applicable) and the new Manager (as applicable), to cause (a) AleAnna, Inc. to comply with all of its obligations under this Agreement (including under Article XI) other than those that must necessarily be taken in its capacity as Manager and (b) the new Manager to comply with all the Manager’s obligations under this Agreement.

(b) Appointment of Officers. The Manager may, from time to time, appoint such officers and establish such management and/or advisory boards or committees of the Company as the Manager deems necessary or advisable, each of which shall have such powers, authority, and responsibilities as are delegated in writing by the Manager from time to time. Each such officer and/or board or committee member shall serve at the pleasure of the Manager. The initial Officers of the Company are set forth on Annex D attached to this Agreement.

(c) No Participation by Members. Except as otherwise expressly provided in this Agreement or required by any non-waivable provision of the Act or other Law and subject to Section 4.1, no Member (acting in such capacity) shall (x) have any right to vote on or consent to any other matter, act, decision or document involving the Company or its business or any other matter, or (y) take part in the day-to-day management, or the operation or control, of the business and affairs of the Company. No Member, as such, shall have the power to bind the Company.

(d) Bankruptcy. Only the Manager may commence a voluntary case on behalf of, or an involuntary case against, the Company under a chapter of Title 11 U.S.C. by the filing of a “petition” (as defined in 11 U.S.C. 101(42)) with the United States Bankruptcy Court. Any such petition filed by any other Member, to the fullest extent permitted by Law, shall be deemed an unauthorized and bad faith filing, and all parties to this Agreement shall use their best efforts to cause such petition to be dismissed.

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(e) Amendment of Agreement. All amendments to this Agreement must be approved by the Manager. Subject to the rights of any Member set forth in a Unit Designation and Section 4.1(f) and Section 4.1(g), the Manager shall have the power, without the consent or approval of any Member, to amend this Agreement as may be required to facilitate or implement any of the following purposes:

(i) To add to the obligations of the Manager or surrender any right or power granted to the Manager or any Affiliate of the Manager for the benefit of the Members;

(ii) To reflect a change that is of an inconsequential nature or does not adversely affect the Members in any material respect, or to cure any ambiguity, correct or supplement any provision in this Agreement not inconsistent with Law or with other provisions, or make other changes with respect to matters arising under this Agreement that will not be inconsistent with Law or with the provisions of this Agreement;

(iii) To satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency, or in federal or state Law;

(iv) To reflect the admission, substitution, or withdrawal of Members, the Transfer of any Units, the issuance of additional Units, or the termination of the Company in accordance with this Agreement, and to amend the Register in connection with such admission, substitution, withdrawal, or Transfer;

(v) To set forth or amend the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any additional Units issued pursuant to Article II;

(vi) If the Company is the Surviving Company in any Termination Transaction, to modify Section 10.1 or any related definitions to provide the holders of interests in the Surviving Company rights that are consistent with Section 7.6(b)(iii); and

(vii) To reflect any other modification to this Agreement as is reasonably necessary or appropriate for the business or operations of the Company or the Manager and that does not violate a Unit Designation, Section 4.1(f), or Section 4.1(g).

(f) Certain Amendments and Actions Requiring Member Consent.

(i) Notwithstanding anything in Section 4.1(e) or Article X to the contrary, this Agreement shall not be amended, and no action may be taken by the Manager or the Company without the consent of any Member holding Common Units that would be adversely affected by such amendment or action. Without limiting the generality of the preceding sentence, for purposes of this Section 4.1(f)(i), the Members holding Common Units will be deemed to be adversely affected by an amendment or action that would (A) adversely alter the rights of any Member to receive the distributions to which such Member is entitled pursuant to Article III or Section 9.3(a)(iii), (B) convert the Company into a corporation or cause the Company to be classified as a corporation for U.S. federal income tax purposes (other than in connection with a Termination Transaction), or (C) amend this Section 4.1(f)(i). Notwithstanding the provisions of the preceding two sentences of this Section 4.1(f)(i), but subject to Section 4.1(f)(ii), the consent of any Member holding Common Units that would be adversely affected by an amendment or action shall not be required for any such amendment or action that affects all Members holding the same class or series of Units on a uniform or pro rata basis if such amendment or action is approved by a Majority-in-Interest of the Members of such class or series. If some, but not all, of the Members consent to such an amendment or action, the Company may, in its discretion, make such amendment or action effective only as to the Members that consented to it, to the extent it is practicable to do so.

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(ii) Notwithstanding anything in Section 4.1(e) or Article X to the contrary, this Agreement shall not be amended, and no action may be taken by the Manager or the Company without the consent of any Member holding Common Units (other than the Manager) that would be adversely affected by such amendment or action if such amendment or action would (A) increase the liabilities of any Member hereunder (including amendments of Section 4.6 or Section 4.7 that would increase liabilities or decrease protections for a Member), modify the limited liability of a Member or increase the obligation of a Member to make a Capital Contribution to the Company, (B) adversely alter a Member’s rights to Transfer Units pursuant to Article VII, (C) adversely alter the rights of any applicable Member to exchange Exchangeable Units pursuant to Article XI or Annex E, (D) adversely alter the rights of a Member pursuant to Section 2.4 and Section 2.5 or (E) amend this Section 4.1(f)(ii).

(g) Implementation of Amendments. Upon obtaining any Consent required under this Section 4.1 or otherwise required by this Agreement, and without further action or execution by any other Person, including any Member, (i) any amendment to this Agreement may be implemented and reflected in a writing executed solely by the Manager, and (ii) the Members shall be deemed a party to and bound by that amendment of this Agreement.

Section 4.2 Tax Actions. All tax-related actions, decisions, or determinations (or failure to take any available tax-related action, decision, or determination) by or with respect to the Company or any Subsidiary of the Company not expressly reserved for the Members shall be made, taken, or determined by the Manager; provided, however, any action, decision, or determination that could reasonably be expected to have a material consequence to the Class C Members that is disproportionately adverse to them as compared to the Manager shall not be taken without the prior written consent of the Company Unitholder Representative (such consent not to be unreasonably withheld, conditioned or delayed).

Section 4.3 Compensation and Reimbursement of Manager.

(a) General. The Manager shall not receive any fees from the Company for its services in administering the Company, except as otherwise provided in this Agreement.

(b) Reimbursement of Manager. The Company shall be liable for, and shall reimburse the Manager on an after-tax basis at such intervals as the Manager may determine, all:

(i) overhead, administrative expenses, insurance and reasonable legal, accounting and other professional fees and expenses of the Manager;

(ii) expenses of the Manager incidental to being a public reporting company (including, without limitation public reporting obligations, proxy statements, stockholder meetings, stock exchange fees, transfer agent fees, accounting fees, legal fees, SEC and FINRA filing fees and offering expenses);

(iii) fees and expenses related to the IPO or any subsequent public offering of equity securities of the Manager or private placement of equity securities of the Manager (including any reasonable fees and expenses related to the registration for resale of any such securities), whether or not consummated;

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(iv) franchise and similar taxes of the Manager and other fees and expenses in connection with the maintenance of the existence of the Manager;

(v) customary compensation and benefits payable by the Manager, and indemnities provided by the Manager on behalf of, the officers, directors, and employees of the Manager; and

(vi) reasonable expenses paid by the Manager on behalf of the Company; provided, however, that the amount of any reimbursement shall be reduced by any interest earned by the Manager with respect to bank accounts or other instruments or accounts held by it on behalf of the Company as permitted pursuant to Section 4.4. Such reimbursements shall be in addition to any reimbursement of the Manager as a result of indemnification pursuant to Section 4.7.

Section 4.4 Outside Activities.

(a) Limitation on Outside Activities of Manager. The Manager shall not directly or indirectly enter into or conduct any business, other than in connection with (i) the ownership, acquisition, and disposition of Units, (ii) maintaining its legal existence (including the ability to incur and pay, as applicable, fees, costs, expenses and taxes relating to that maintenance), (iii) the management of the business of the Company and its Subsidiaries, (iv) its operation as a reporting company with a class (or classes) of securities registered under the Exchange Act, (v) the offering, sale, syndication, private placement, or public offering of stock, bonds, securities, or other interests of the Manager, (vi) the financing or refinancing of any type related to the Company or its Assets or activities, (vii) receiving and paying dividends and distributions or making contributions to the capital of the Company and its Subsidiaries, (viii) filing tax reports and tax returns and paying taxes and other customary obligations in the ordinary course (and contesting any taxes), (ix) participating in tax, accounting, and other administrative matters with respect to the Company and its Subsidiaries and providing administrative and advisory services (including treasury and insurance services, including maintaining directors’ and officers’ insurance on its behalf and on behalf of the Company and its Subsidiaries) to the Company and its Subsidiaries, (x) holding any cash or property (but not operating any property or business), (xi) indemnifying officers, directors, members of management, Managers, employees, consultants, or independent contractors of the Manager, the Company or their respective Subsidiaries, (xii) entering into any Termination Transaction or similar transaction in accordance with this Agreement, (xiii) preparing reports to governmental authorities and to its stockholders, (xiv) holding director and stockholder meetings, preparing organizational records, and other organizational activities required to maintain its separate organizational structure, (xv) complying with applicable Law, (xvi) engaging in activities relating to any management equity plan, stock option plan or any other management or employee benefit plan of the Manager, the Company or their respective Subsidiaries, and (xvii) engaging in activities that are incidental to clauses (i) through (xvi). The provisions of this Section 4.4 shall restrict only the Manager and its Subsidiaries (other than the Company and its Subsidiaries) and shall not restrict the other Members or any Affiliate of the other Members (other than the Manager).

(b) Outside Activities of Members.

(i) Subject to (x) any agreements entered into pursuant to Section 4.5, and (y) any other agreements (including any employment agreement) entered into by a Member or any of its Affiliates with the Manager, the Company or a Subsidiary, any Member (but, with respect to the Manager, subject to Section 4.4(a)), or any officer, director, employee, agent, trustee, Affiliate, member or stockholder of any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities that are in direct or indirect competition with the Company or that

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are enhanced by the activities of the Company, and, in any such case, need not (A) first offer the Company or any of its Subsidiaries an opportunity to participate in such business interests or activities or (B) account to the Company or any of its Subsidiaries with respect to such business interests or activities.

(ii) None of the Members, the Company or any other Person shall have any rights by virtue of this Agreement or the relationship established hereby in any business ventures of any other Member or Person. Subject to any other agreements entered into by a Member or its Affiliates with the Manager, the Company or a Subsidiary, no Member (other than the Manager) or any such other Person shall have any obligation pursuant to this Agreement to offer any interest in any such business ventures to the Company, any Member, or any such other Person.

Section 4.5 Transactions with Affiliates. Subject to the provisions of Section 4.1(f) and Section 4.4, the Company may enter into any transaction or arrangement with the Manager or Subsidiaries of the Company or other Persons in which the Company has an equity investment on terms and conditions determined by the Manager. Without limiting the foregoing, but subject to Section 4.1(f) and Section 4.4, (a) the Company may (i) lend funds to, or borrow funds from, the Manager or to Subsidiaries of the Company or other Persons in which the Company has an equity investment and (ii) transfer Assets to joint ventures, limited liability companies, partnerships, corporations, business trusts or other business entities in which the Company or any of its Subsidiaries is or thereby becomes a participant, and (b) the Manager may (i) propose and adopt on behalf of the employee benefit plans funded by the Company for the benefit of employees of the Manager, the Company, Subsidiaries of the Company or any Affiliate of any of them in respect of services performed, directly or indirectly, to or for the benefit of the Manager, the Company or any of the Company’s Subsidiaries and (ii) sell, transfer or convey any property to the Company, directly or indirectly.

Section 4.6 Limitation on Liability.

(a) General. To the fullest extent permitted by Law, no Indemnitee, in such capacity, shall be liable to the Company, any Member or any of their respective Affiliates, for any losses sustained or liabilities incurred as a result of any act or omission of such Person if (i) either (A) the Indemnitee, at the time of such act or omission, determined in good faith that its, his or her course of conduct was in, or not opposed to, the best interests of the Company or (B) in the case of omission by the Indemnitee, the Indemnitee did not intend its, his or her inaction to be harmful or opposed to the best interests of the Company and (ii) the act or omission did not constitute fraud or intentional misconduct by the Indemnitee.

(b) Action in Good Faith. An Indemnitee acting under this Agreement shall not be liable to the Company for its, his, or her good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they expand, restrict, or eliminate the duties and liabilities of such Persons otherwise existing at Law or in equity, are agreed by the Members to replace fully and completely such other duties and liabilities of such Persons. Whenever the Manager or the Company is permitted or required to make a decision or take an action under this Agreement (i) in making such decisions, such Person shall be entitled to take into account its own interests as well as the interests of the Members as a whole or (ii) in its “good faith” or under another expressed standard, such Person shall act under such express standard and shall not be subject to any other or different standards.

(c) Outside Counsel. The Manager may consult with legal counsel, accountants and financial or other advisors, and any act or omission suffered or taken by the Manager on behalf of the Company or in furtherance of the interests of the Company in good faith in reliance upon and in accordance with the advice of such counsel, accountants or financial or other advisors will be full justification for any such act or omission, and the Manager will be fully protected in so acting or omitting to act so long as such counsel or accountants or financial or other advisors were selected with reasonable care.

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(d) Duties of Members. Other than obligations of Members explicitly set forth in this Agreement, no Member (other than the Manager in its capacity as a manager), including any Member who may be deemed to be a controlling Member under applicable Law (other than the Manager in its capacity as a manager), shall owe any duty (of loyalty, care or otherwise) to the Company or to any other Member solely by reason of being a Member. With respect to each matter requiring approval of a Majority-in-Interest of the Members, each Member having voting rights may grant or withhold such Member’s vote under this Agreement, in such Member’s sole judgment, as directed or otherwise determined by such Member, without regard to the interests of any other Member or of the Company, and no Member shall have any duty to represent or act in the best interests of the Company or any other Member.

Section 4.7 Indemnification.

(a) General. The Company shall indemnify and hold harmless each Indemnitee (and such Person’s heirs, successors, assigns, executors or administrators) to the full extent permitted by Law and to the same extent and in the same manner provided by the provisions of Article VI of the Amended and Restated Bylaws of the Manager applicable to officers and directors as if such provisions were set forth herein, mutatis mutandis, and applied to each such Indemnitee.

(b) Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Section 4.7 shall not be exclusive of any other right that any Person may have or hereafter acquire under any law, agreement, vote of stockholders or disinterested directors, provisions of a certificate of incorporation or bylaws, or otherwise.

(c) Nature of Rights. The rights conferred upon Indemnitees in this Section 4.7 shall be contract rights and shall continue as to an Indemnitee who has ceased to be the Manager, an Affiliate of the Manager, the Tax Representative, the Designated Individual, or an officer or director of the Manager, the Company, or their respective Affiliates. Any amendment, alteration or repeal of this Section 4.7 or of Article VI of the Amended and Restated Bylaws of the Manager that would adversely affect any right of an Indemnitee or its successors shall apply prospectively only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place before such amendment, alteration or repeal.

(d) Breaches. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 4.7 will (i) limit or waive any claims against, rights to sue or other remedies or recourse the Company, any Member or any other Person may have against an Indemnitee for a breach of contract claim relating to any binding agreement to which any Indemnitee is a party (including, where applicable, this Agreement) or (ii) entitle any such Indemnitee to be indemnified or advanced expenses with respect to such a breach.

(e) Severability. If this Section 4.7 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each applicable Indemnitee pursuant to this Section 4.7 to the fullest extent permitted by any applicable portion of this Section 4.7 that shall not have been invalidated and to the fullest extent permitted by applicable Law.

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ARTICLE V.

BOOKS AND RECORDS

Section 5.1 Books and Records.

(a) General. The Company shall maintain in its principal business office, or any other place as may be determined by the Company, the books and records of the Company.

(b) Specific Records. In particular, the Company shall maintain:

(i) A register containing the name, address, and number and class of Units (including Equivalent Units) of each Member, and such other information as the Manager may deem necessary or desirable and attached to this Agreement as Annex A (as may be amended or updated from time to time, the “Register”). The Manager shall from time to time update the Register as necessary to ensure the Register is accurate, including as a result of any sales, exchanges, or other Transfers, or any redemptions, issuances, or similar events involving Units. Except as required by Law, no Member shall be entitled to receive a copy of the Register or of the information set forth in the Register relating to any Member other than itself.

(ii) A copy of the Certificate of Formation and this Agreement and all amendments thereto.

Section 5.2 Financial Accounts. At all times during the continuance of the Company, the Company shall prepare and maintain separate books of account for the Company for financial reporting purposes, on an accrual basis, in accordance with United States generally accepted accounting principles, consistently applied.

Section 5.3 Inspection; Confidentiality. The Manager may keep confidential from the Members (or any of them) for such period of time as the Manager determines to be reasonable, any information (a) that the Manager believes to be in the nature of trade secrets, (b) the disclosure of which the Manager in good faith believes is not in the best interests of the Company or the Manager, or (c) that the Company or the Manager is required by Law, agreement, or customary commercial practice to keep confidential. Subject to the provisions of the previous sentence, the Members (personally or through an authorized representative) may, for purposes reasonably related to their respective interests in the Company, examine and copy (at their own cost and expense) the books and records of the Company at all reasonable business hours upon reasonable prior notice.

Section 5.4 Information to Be Provided by Manager to Members. The Company shall deliver (or otherwise make accessible) to each Member a copy of any information mailed or delivered electronically to all of the common stockholders of the Manager as soon as practicable after such mailing or electronic delivery.

ARTICLE VI.

TAX MATTERS, ACCOUNTING, AND REPORTING

Section 6.1 Tax Matters.

(a) Tax Returns. The Company shall use reasonable best efforts to cause to be prepared and timely filed (taking into account available extensions) all federal, state, and local, and non-U.S. tax returns of the Company for each year for which such returns are required to be filed and shall determine the appropriate treatment of each tax item of the Company and make all other determinations with respect to such tax returns.

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(b) Other Tax-Related Matters. Each of the provisions of Annex C, which address various tax-related matters, is incorporated into and shall constitute a part of this Agreement.

Section 6.2 Accounting and Fiscal Year. Unless otherwise determined by the Company or required by Code Section 706, the fiscal year of the Company (the “Fiscal Year”) shall be the calendar year ending December 31st, or, in the case of the last Fiscal Year of the Company, the fraction thereof ending on the date on which the winding up of the Company is completed.

ARTICLE VII.

UNIT TRANSFERS AND MEMBER WITHDRAWALS

Section 7.1 Transfer Generally Prohibited. No Units shall be Transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article VII and Article X. Any Transfer or purported Transfer of a Unit not made in accordance with this Article VII or Article X shall be null and void ab initio. Units shall not be subject to the claims of any creditor, spouse for alimony or support, or legal process and may not be voluntarily or involuntarily alienated or encumbered except as may be specifically provided for in this Agreement.

Section 7.2 Conditions Generally Applicable to All Transfers. All Transfers are subject to the satisfaction of the following conditions:

(a) Transfers by Members Other than the Manager.

(i) Consent of Manager. No Member other than the Manager shall Transfer all or any portion of its Units to any transferee without the prior written consent of the Manager unless the Transfer is a Related-Party Transfer.

(ii) Assumption of Obligations; No Relief from Obligations. Any transferee of all or a portion of a Unit (whether or not admitted as a Substituted Member) shall take subject to and assume, by operation of Law or express agreement, all of the obligations of the transferor Member under this Agreement with respect to such Transferred Unit. No Transfer (other than pursuant to a statutory merger or consolidation pursuant to which all obligations and liabilities of the transferor Member are assumed by a successor corporation by operation of Law) shall relieve the transferor Member of its obligations under this Agreement without the approval of the Manager.

(iii) No Rights as Member. No transferee, whether by a voluntary Transfer, by operation of Law or otherwise, shall have any rights under this Agreement unless and until admitted as a Substituted Member.

(b) Transfers by the Manager.

(i) Consent of Members. The Manager may not Transfer any of its Units without the consent of a Majority-in-Interest of the Members, except in connection with an Applicable Sale or Termination Transaction or to a wholly owned subsidiary in accordance with Section 7.2(b)(ii).

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(ii) Transfer to Subsidiary. Subject to compliance with the other provisions of this Article VII, the Manager may Transfer all of its Units at any time to any Person that is, at the time of such Transfer, a direct or indirect wholly owned Subsidiary of the Manager without the consent of any Member and may designate the transferee to become the new Manager for all purposes of this Agreement.

(c) Withholding with Respect to a Transfer of Units. A Member making a Transfer permitted by this Agreement shall comply with Section 4.10(b) of Annex C.

(d) Other Restrictions on Transfer. In addition to any other restrictions on Transfer in this Agreement, no Member may Transfer a Unit (including by way of acquisition of Units by the Manager or any other acquisition of Units by the Company) if the Manager determines:

(i) Such Transfer (A) would result in the Company having more than 100 partners, within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), or (B) would create an undue risk that the Company be treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code or a successor provision or otherwise classified as an association taxable as a corporation for U.S. federal, state, or local income tax purposes; provided, that a Transfer by a Member shall not be prohibited under Section 7.2(d)(i)(B) if the Member obtains a tax opinion on which the Manager and the Company can rely from nationally recognized tax counsel that the Transfer will not result in the Company being treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code or a successor provision or otherwise classified as an association taxable as a corporation for U.S. federal, state, or local income tax purposes;

(ii) That the Transfer would be to any Person or entity that lacks the legal right, power or capacity to own a Unit;

(iii) That the Transfer would be in violation of Law;

(iv) That the Transfer would be of any fractional or component portion of a Unit or rights to distributions, separate and apart from all other components of a Unit;

(v) That the Transfer would create a material risk that the Company would engage in a non-exempt “prohibited transaction” under Section 406 of ERISA or Code Section 4975(c) or result in a violation of any ERISA Similar Law;

(vi) That the Transfer would create a material risk that any portion of the Assets would constitute “plan assets” subject to ERISA, Code Section 4975, or any ERISA Similar Law;

(vii) That the Transfer would require the registration of such Unit pursuant to any applicable federal or state securities Laws;

(viii) That such Transfer would create a material risk that the Company would become a reporting company under the Exchange Act; or

(ix) That the Transfer would subject the Company to regulation under the Investment Company Act of 1940, the Investment Advisors Act of 1940 or ERISA, each as amended.

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Section 7.3 Substituted Members.

(a) Admission as Member. A transferee of Units of a Member, other than a Related-Party Transferee, may be admitted as a Substituted Member only with the consent of the Company. A Related-Party Transferee shall be admitted as a Substituted Member without the consent of the Company, subject to compliance with Section 7.3(b). The failure or refusal by the Company to permit a transferee of Units to become a Substituted Member shall not give rise to any cause of action against the Company or the Manager. A transferee who has been admitted as a Substituted Member in accordance with this Article VII shall have all the rights and powers and be subject to all the restrictions and liabilities of a Member under this Agreement.

(b) Documents to Be Provided by Transferee. No transferee shall be admitted as a Substituted Member until and unless it furnishes to the Manager (i) evidence of acceptance, in form and substance satisfactory to the Manager, of all the terms, conditions and applicable obligations of this Agreement, (ii) a counterpart signature page to this Agreement executed by such transferee and (iii) such other documents and instruments as the Manager may require to effect such transferee’s admission as a Substituted Member, including a certification from the transferee or an opinion of counsel reasonably acceptable to the Company in respect of any of the restrictions on transfer set forth in Section 7.2(d) (which certification or opinion may be waived, in whole or in part, in the sole discretion of the Company).

(c) Amendment of Books and Records. In connection with, and as evidence of, the admission of a Substituted Member, the Manager or Company shall amend the Register and the books and records of the Company to reflect the name, address and number of Units of such Substituted Member and to eliminate or adjust, if necessary, the name, address and number of Units of the predecessor of such Substituted Member.

Section 7.4 Drag-Along Rights.

(a) If at any time the Manager and/or its Affiliates (excluding, for purposes of this Section 7.4, the Company and its Subsidiaries) desire to Transfer in one or more transactions a sufficient portion of its and/or their Units (or any beneficial interest therein) to constitute a Change of Control to a bona fide third party that is not an Affiliate of the Manager (an “Applicable Sale”), the Manager may require each other Member either (i) to sell the same ratable share of its Units as is being sold by the Manager and such Affiliates (based upon the total Units held by the Manager and its Affiliates at such time) on the same terms and conditions and/or (ii) to exchange its Units pursuant to Section 10.2(b) (each, a “Drag-Along Right”). The Manager may in its sole discretion elect to cause the Manager and/or the Company to structure the Applicable Sale as a merger or consolidation or as a sale of the Company’s Assets.

(b) No Member shall have any dissenters’ rights, appraisal rights or similar rights in connection with any Applicable Sale, and no Member may object to any subsequent liquidation or other distribution of the proceeds from an Applicable Sale that is a sale of Assets. Each Member agrees to consent to, and raise no objections against, an Applicable Sale. In the event of the exercise by the Manager of its Drag-Along Right pursuant to this Section 7.4, each Member shall take all reasonably necessary and desirable actions approved by the Manager in connection with the consummation of the Applicable Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to provide customary and reasonable representations, warranties, indemnities, covenants, conditions and other agreements relating to such Applicable Sale and to otherwise effect the transaction; provided, however, that (A) such Members shall not be required to give disproportionately greater or more onerous representations, warranties, indemnities, or covenants than the Manager or its Affiliates, (B) such Members shall not be obligated to bear any share of the out-of-pocket expenses, costs, or fees (including attorneys’ fees) incurred by the Company or its Affiliates in connection with such Applicable Sale unless and to the extent that such

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expenses, costs, and fees were incurred for the benefit of the Company or all of its Members, (C) such Members shall not be obligated or otherwise responsible for more than their proportionate shares of any indemnities or other liabilities incurred by the Company and the Members as sellers in respect of such Applicable Sale, (D) any indemnities or other liabilities approved by the Manager shall be limited, in respect of each Member, to such Member’s share of the proceeds from the Applicable Sale, and (E) such Members shall not be required to enter into any non-compete agreement in connection with such Applicable Sale.

(c) At least five (5) Business Days before consummation of an Applicable Sale, the Manager shall (i) provide the Members written notice (the “Applicable Sale Notice”) of the Applicable Sale, which notice shall contain (A) the name and address of the third-party purchaser, (B) the proposed purchase price, terms of payment, and other material terms and conditions of the purchaser’s offer, together with a copy of any binding agreement with respect to the Applicable Sale and (C) notification of whether the Manager has elected to exercise its Drag-Along Right and (ii) promptly notify the Members of all proposed changes to the material terms and keep the Members reasonably informed as to all material terms relating to the Applicable Sale or contribution, and promptly deliver to the Members copies of all final material agreements relating to the Applicable Sale not already provided in accordance with this Section 7.4(b) or otherwise. The Manager shall provide the Members written notice of the termination of an Applicable Sale within five (5) Business Days following such termination, which notice shall state that the Applicable Sale Notice served with respect to such Applicable Sale is rescinded.

Section 7.5 Withdrawal.

(a) Permissible Withdrawals. Subject to any Unit Designation, no Member may withdraw from the Company other than:

(i) As a result of a Transfer of all of such Member’s Units in accordance with this Article VII or Article X with respect to which the transferee becomes a Substituted Member;

(ii) Pursuant to an acquisition by the Manager or Subsidiary of the Manager of all of its Units; or

(iii) With the prior written consent of the Company.

(b) Consequences of Withdrawal. Any Member who Transfers all of its Units in a Transfer (i) permitted pursuant to this Article VII where such transferee was admitted as a Substituted Member or (ii) to the Manager, whether or not pursuant to Section 10.1, shall cease to be a Member but shall continue to have the obligations of a former Member that are expressly set forth in this Agreement.

Section 7.6 Restrictions on Termination Transactions.

(a) General. Except as provided in Section 7.6(b), neither the Company nor the Manager shall engage in, or cause or permit, a Termination Transaction.

(b) Consent. The Company or Manager may engage in, cause, or permit a Termination Transaction only if at least one of the following conditions is satisfied:

(i) A Majority-in-Interest of the Members give Consent;

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(ii) In connection with any such Termination Transaction, each holder of Common Units (other than the Manager and its wholly owned Subsidiaries) will receive, or will have the right to elect to receive, for each Common Unit an amount of cash, securities or other property equal to the greatest amount of cash, securities or other property that the holder of Common Units would have received had it exercised its right to Exchange pursuant to Article X and received Class A Common Stock in exchange for its Common Units immediately before such Termination Transaction; or

(iii) All of the following conditions are met: (1) substantially all of the Assets directly or indirectly owned by the Company before the announcement of the Termination Transaction are, immediately after the Termination Transaction, owned directly or indirectly by the Company or another limited partnership or limited liability company that is the survivor of a merger, consolidation or combination of assets with the Company (in each case, the “Surviving Company”); (2) the Surviving Company is classified as a partnership for U.S. federal income tax purposes and each of its Subsidiaries has the same classification for U.S. federal, state, and local tax purposes immediately after the Termination Transaction that each Subsidiary had immediately before the Termination Transaction; (3) the rights of such Members with respect to the Surviving Company (including pursuant to a Tax Receivable Agreement) are at least as favorable as those of Members holding Units immediately before the consummation of such Termination Transaction (except to the extent that any such rights are consistent with clause (4) of this Section 7.6(b)(iii) and as those applicable to any other limited partners or non-managing members of the Surviving Company); and (4) such rights include the right to cause their interests in the Surviving Company to be redeemed at any time or times for cash in an amount equal to the Fair Market Value of such interest at the time of redemption, as determined at least once every calendar quarter by an independent appraisal firm of recognized national standing retained by the Surviving Company.

Section 7.7 Incapacity. If a Member is subject to Incapacity, the executor, administrator, trustee, committee, guardian, conservator, or receiver of such Member’s estate (a “Member Representative”) shall have the same rights as the Incapacitated Member possessed to Transfer its Units. The Incapacity of a Member, in and of itself, shall not dissolve or terminate the Company. Unless a Member or Member Representative informs the Company in writing of the Member’s Incapacity, the Company shall have the right to assume each Member is not Incapacitated. The Company shall have no obligation to determine whether or not a Member is Incapacitated.

Section 7.8 Legend. Each certificate representing a Unit, if any, will be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.

THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT.

THE TRANSFER AND VOTING OF THESE SECURITIES IS SUBJECT TO THE CONDITIONS SPECIFIED IN THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF SWIFTMERGE HOLDCO LLC DATED AS OF [•], 2024, AMONG THE MEMBERS LISTED THEREIN, AS IT MAY BE AMENDED, SUPPLEMENTED AND/OR RESTATED FROM TIME TO TIME, AND NO TRANSFER OF THESE SECURITIES WILL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE ISSUER OF SUCH SECURITIES.”

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ARTICLE VIII.

ADMISSION OF ADDITIONAL MEMBERS

Section 8.1 Admission of Additional Members.

(a) Requirements for Admission. A Person (other than a then-existing Member) who makes a Capital Contribution to the Company in exchange for Units and in accordance with this Agreement shall be admitted to the Company as an Additional Member only upon furnishing to the Manager (i) evidence of acceptance, in form and substance satisfactory to the Manager, of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 11.1, (ii) a counterpart signature page to this Agreement executed by such Person, and (iii) such other documents or instruments as may be required by the Manager in order to effect such Person’s admission as an Additional Member. In connection with, and as evidence of, the admission of an Additional Member, the Manager shall amend the Register and the books and records of the Company to reflect the name, address, number and type of Units of such Additional Member.

(b) Consent of the Company Required. Notwithstanding anything to the contrary in this Section 8.1, no Person shall be admitted as an Additional Member without the consent of the Company. The admission of any Person as an Additional Member shall become effective on the date determined by the Company (but in no case earlier than the satisfaction of all the conditions set forth in Section 8.1(a)).

Section 8.2 Limit on Number of Members. Unless otherwise permitted by the Manager, no Person shall be admitted to the Company after the date of this Agreement as an Additional Member if the effect of such admission would be to cause the Company to have a number of Members (including as Members for this purpose those Persons indirectly owning an interest in the Company through another partnership, a limited liability company, a subchapter S corporation or a grantor trust) that would cause the Company to become a reporting company under the Exchange Act.

ARTICLE IX.

DISSOLUTION, LIQUIDATION AND TERMINATION

Section 9.1 Dissolution Generally.

(a) Dissolution Only in Accordance with This Agreement. The Company shall not be dissolved by the substitution of Members or the admission of Additional Members in accordance with the terms of this Agreement. The Company may be dissolved, liquidated and terminated only pursuant to the provisions of this Article IX, and the Members hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company’s Assets.

(b) Termination of Members. The death, retirement, resignation, expulsion, Bankruptcy, insolvency or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company shall not in and of itself cause dissolution of the Company.

Section 9.2 Events Causing Dissolution.

(a) Actions by Members. No Member shall take any action to dissolve, terminate or liquidate the Company, or require apportionment, appraisal or partition of the Company or any of its Assets, or file a bill for an accounting, except as specifically provided in this Agreement, and each Member, to the fullest extent permitted by Law, waives any rights to take any such actions under Law, including any right to petition a court for judicial dissolution under Section 18-802 of the Act.

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(b) Liquidating Events. The Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following events (each, a “Liquidating Event”):

(i) an election to dissolve the Company made by the Manager, with the Consent of a Majority-in-Interest of the Members;

(ii) a dissolution of the Company under Section 18-801(4) of the Act, unless the Company is continued without dissolution pursuant thereto; or

(iii) the entry of a judicial decree under Section 18-802 of the Act.

Section 9.3 Distribution upon Dissolution.

(a) Order of Distributions. Upon the dissolution of the Company pursuant to Section 9.2, the Manager (or, in the event that the Manager has dissolved, become Bankrupt or ceased to operate, any Person elected by a Majority-in-Interest of the Members (the Manager or such other Person, the “Liquidator”)) shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company’s Assets and liabilities, and the Company’s Assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the Manager, include shares of stock in the Manager) shall be applied and distributed in the following order:

(i) First, to the satisfaction of all of the Company’s Debts and liabilities to creditors, including Members who are creditors (other than with respect to liabilities owed to Members in satisfaction of liabilities for previously declared distributions), whether by payment or the making of reasonable provision for payment thereof;

(ii) Second, to the satisfaction of all of the Company’s liabilities to the Members in satisfaction of liabilities for previously declared distributions, whether by payment or the making of reasonable provision for payment thereof; and

(iii) The balance, if any, to the Members, in accordance with Section 3.1.

(b) Discretion of Liquidator and Manager.

(i) Notwithstanding the provisions of Section 9.3(a) that require liquidation of the Assets, but subject to the order of priorities set forth therein, if before or upon dissolution of the Company, the Liquidator determines that an immediate sale of part or all of the Company’s Assets would be impractical or would cause undue loss to the Members, the Liquidator may, in its sole discretion, defer for a reasonable time the liquidation of any Assets except those necessary to satisfy liabilities of the Company (including to those Members as creditors) and/or distribute to the Members, in lieu of cash, as tenants-in-common and in accordance with the provisions of Section 9.3(a), undivided interests in such Company Assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and any agreements governing the operation of such properties at such time. The Liquidator shall determine the Fair Market Value of any property distributed in kind using such reasonable method of valuation as it may adopt.

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(ii) In the sole discretion of the Manager, a pro rata portion of the distributions that would otherwise be made to the Members pursuant to this Article IX may be:

(A) Distributed to a trust established for the benefit of the Manager and the Members for the purpose of liquidating Company Assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Manager arising out of or in connection with the Company and/or Company activities. The assets of any such trust shall be distributed to the Members, from time to time, in the reasonable discretion of the Manager, in the same proportions and amounts as would otherwise have been distributed to the Members pursuant to this Agreement; or

(B) Withheld or escrowed to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided, that such withheld or escrowed amounts shall be distributed to the Members in the manner and order of priority set forth in Section 9.3(a) as soon as practicable.

Section 9.4 Rights of Members. Except as otherwise provided in this Agreement and subject to the rights of any Member set forth in a Unit Designation, (a) each Member shall look solely to the Assets for the return of its Capital Contribution, (b) no Member shall have the right or power to demand or receive property other than cash from the Company, and (c) no Member shall have priority over any other Member as to the return of its Capital Contributions or distributions.

Section 9.5 Termination. On completion of the winding up of the Company as provided herein, the Manager (or such other Person or Persons as the Act may require or permit) shall file a certificate of cancellation of the Certificate of Formation with the Secretary of State of Delaware, cancel any other filings made pursuant to this Agreement that should be canceled and take such other actions as may be necessary to terminate the existence of the Company. The Company shall continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 9.5.

ARTICLE X.

PROCEDURES FOR ACTIONS AND CONSENTS

OF MEMBERS; MEETINGS

Section 10.1 Actions and Consents of Members. The actions requiring Consent of any Member pursuant to this Agreement or otherwise pursuant to Law are subject to the procedures set forth in this Article X.

Section 10.2 Procedures for Meetings and Actions of the Members.

(a) Time; Quorum; Consent. Meetings of the Members may be called only by the Manager and shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Members entitled to act at the meeting not less than two (2) days nor more than ninety (90) days before the date of such meeting. Members may vote in Person or by proxy at such meeting. Unless approval by a different number or proportion of the Members is required by this Agreement or any Unit Designation, the affirmative vote of a Majority-in-Interest of the Members shall be sufficient to approve such proposal at a meeting of the Members. Whenever the Consent of any Members is permitted or required under this Agreement, such Consent may be given at a meeting of Members or in accordance with the procedure prescribed in Section 10.2(b).

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(b) Written Consents. Any action requiring the Consent of any Member or a group of Members pursuant to this Agreement or that is required or permitted to be taken at a meeting of the Members may be taken without a meeting if a Consent in writing or by electronic transmission and filed with the Manager setting forth the action so taken or consented to is given by Members whose affirmative vote would be sufficient to approve such action or provide such Consent at a meeting of the Members. Such Consent may be in one or several instruments and shall have the same force and effect as the affirmative vote of such Members at a meeting of the Members. An action so taken shall be deemed to have been taken at a meeting held on the effective date so certified. For purposes of obtaining a Consent in writing or by electronic transmission, the Manager may require a response within a reasonable specified time, and failure to respond in such time period shall constitute a Consent that is consistent with the Manager’s recommendation with respect to the proposal.

(c) Proxy. Each Member entitled to act at a meeting of Members may authorize any Person or Persons to act for it by proxy on all matters in which a Member is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Each proxy must be signed by the Member or its attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy (or there is receipt of a proxy authorizing a later date). Every proxy shall be revocable at the pleasure of the Member executing it, such revocation to be effective upon the Company’s receipt of written notice of such revocation from the Member executing such proxy, unless such proxy states that it is irrevocable and is coupled with an interest.

(d) Record Date for Meetings and Other Purposes.

(i) The Manager may set, in advance, a Record Date (x) for the purpose of determining the identities of the Members entitled to Consent to any action or entitled to receive notice of or vote at any meeting of the Members or (y) to make a determination of Members for any other proper purpose. Any such date shall not be before the close of business on the day the Record Date is fixed and shall be not more than ninety (90) days and, in the case of a meeting of the Members, not less than two (2) days, before the date on which the meeting is to be held.

(ii) If no Record Date is set, the Record Date for the determination of Members entitled to notice of or vote at a meeting of the Members shall be at the close of business on the day on which the notice of the meeting is sent, and the Record Date for any other determination of Members shall be the effective date of such Member action, distribution or other event. When a determination of the Members entitled to vote at any meeting of the Members has been made as provided in this Section 10.2(d)(ii), such determination shall apply to any adjournment thereof.

(e) Conduct of Meetings. Each meeting of Members shall be conducted by the Manager or such other Person as the Manager may appoint pursuant to such rules for the conduct of the meeting as the Manager or such other Person deems appropriate.

(f) Waivers. Any time period for notice with respect to meetings or consents of the Members may be waived by a Member as to such Member.

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ARTICLE XI.

EXCHANGE RIGHTS

Section 11.1 Elective and Mandatory Exchanges.

(a) Elective Exchanges. Subject to the Policy Regarding Exchanges set forth in Annex E, as amended from time to time by the Company (the “Policy Regarding Exchanges”), an Exchangeable Unit Member shall have the right, from time to time, to surrender Exchangeable Units, along with an equal number of shares of Class C Common Stock (in each case, free and clear of all liens, encumbrances, rights of first refusal and similar restrictions, except for those arising under this Agreement), to the Company and to thereby cause the Company to deliver to such Exchangeable Unit Member (or its designee) the Exchange Consideration as set forth in Section 11.3 (an “Elective Exchange”). Any amendments of the Policy Regarding Exchanges will be subject to Section 4.1(f) herein to the same extent as if the same was part of this Agreement.

(b) Mandatory Exchange Events. Units are subject to Mandatory Exchange in each of the following circumstances:

(i) pursuant to Section 7.4, if an Applicable Sale is determined to be a Mandatory Exchange event in the sole discretion of the Manager; or

(ii) in the discretion of the Manager, with the consent of Members whose Class C Units represent fifty percent (50%) of the Class C Units of all Members in the aggregate, all Members will be required to exchange all Exchangeable Units then held by the Members.

(c) Mandatory Exchange Notices and Dates. Upon the occurrence of any of the circumstances set out in Section 11.1(b), the Manager may exercise its right to cause a mandatory exchange of a Member’s Exchangeable Units and an equal number of shares of Class C Common Stock (a “Mandatory Exchange”) by delivering to each Member a written notice pursuant to the notice provisions in Section 12.6 (a “Mandatory Exchange Notice”). A Mandatory Exchange Notice will specify the basis for the Mandatory Exchange, the Exchangeable Units of the Company to which the Mandatory Exchange applies, the Exchange Consideration and the effective date of such Mandatory Exchange (the “Mandatory Exchange Date”), which shall be no earlier than ten (10) Business Days after delivery of the Mandatory Exchange Notice. The Member receiving the Mandatory Exchange Notice shall use its reasonable best efforts to deliver the Certificates, as applicable, representing the applicable Exchangeable Units and corresponding shares of Class C Common Stock (free and clear of all liens, encumbrances, rights of first refusal and similar restrictions, except for those arising under this Agreement and the organizational documents of the Manager) no later than one (1) Business Day before the Mandatory Exchange Date. Upon the Mandatory Exchange Date, the Manager will effect the Mandatory Exchange.

Section 11.2 Additional Terms Applying to Exchanges.

(a) Rights of Exchangeable Unit Member. On an Exchange Date, all rights of the Exchangeable Unit Member as a holder of the Exchangeable Units and, if the applicable Exchangeable Units are Class C Units, shares of Class C Common Stock held by the holder of the Class C Units that are subject to the Exchange, shall cease, and, unless the Company or Manager, as applicable, has elected Cash Settlement as to all Exchangeable Units tendered, the Manager shall use commercially reasonable efforts to cause the transfer agent or registrar of the Manager to update the stock register of the Manager such that such Exchangeable Unit Member (or its designee) becomes the record holder of the shares of Class A Common Stock to be received by the Exchangeable Unit Member in respect of such Exchange.

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(b) Expenses. Subject to the other terms of this Section 11.2(b), except as otherwise agreed by the Company, the Manager and an Exchangeable Unit Member, the Company, the Manager, and each Exchangeable Unit Member shall bear their own expenses in connection with the consummation of any Exchange, whether or not any such Exchange is ultimately consummated. Notwithstanding the foregoing sentence, the Manager (or the Company, at the Manager’s direction) shall bear any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, any Exchange; provided, however, that if any shares of Class A Common Stock are to be delivered pursuant to an Elective Exchange in a name other than that of the Exchangeable Unit Member that requested the Exchange (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such Exchangeable Unit Member) or the Cash Settlement is to be paid to a Person other than the Exchangeable Unit Member that requested the Exchange, then such Exchangeable Unit Member or the Person in whose name such shares are to be delivered or to whom the Cash Settlement is to be paid shall pay to the Manager (or the Company, at the Manager’s direction) the amount of any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, such Exchange or shall establish to the reasonable satisfaction of the Manager that such tax has been paid or is not payable.

(c) Concurrent Delivery of Class C Common Stock. No Exchange of Class C Units may be made without a concurrent delivery of an equal number of shares of Class C Common Stock. Any shares of Class C Common Stock surrendered in an Exchange shall automatically be deemed retired without any action on the part of any Person, including the Manager. Any such retired shares of Class C Common Stock shall no longer be outstanding, all rights with respect to such shares shall automatically cease and terminate, and such shares shall return to the status of authorized but unissued shares of the Manager.

Section 11.3 Exchange Consideration; Settlement.

(a) Generally. The Manager (in the case of a Mandatory Exchange) or the Company (in the case of an Elective Exchange) shall have the right, in its sole discretion, to elect the form of Exchange Consideration with respect to any Exchange. On an Exchange Date, provided the Exchangeable Unit Member has satisfied its obligations under the Policy Regarding Exchanges and not validly retracted such proposed Exchange, the Manager or the Company, as applicable, shall deliver or cause to be delivered the Exchange Consideration to such Exchangeable Unit Member (or its designee), at the address set forth on the applicable Exchange Notice. If the Manager or the Company, as applicable, elects a Cash Settlement, the Manager shall only be obligated to contribute to the Company (or, if the Manager elects to settle directly pursuant to Section 11.9, settle directly for an amount equal to) an amount in respect of such Cash Settlement equal to the net proceeds (after deduction of any underwriters’ discounts and commissions, if applicable) from the sale by the Manager of a number of shares of Class A Common Stock equal to the number of Exchangeable Units being Exchanged for such Cash Settlement. Except as otherwise required by Law, the Manager shall, for U.S. federal income tax purposes, be treated as paying an appropriate portion of the selling expenses described in the previous sentence as agent for and on behalf of the Exchangeable Unit Member. Except as otherwise determined by the Manager or the Company, as applicable, if (i) the Company or the Manager determines that some or all of the Exchange Consideration with respect to an Exchange will be Class A Common Stock and (ii) such Exchange would, but for this Section 11.3(a), result in the Exchangeable Unit Member’s receipt of a fractional share of Class A Common Stock, then the number of shares of Class A Common Stock to be received by the Exchangeable Unit Member shall be rounded down to the nearest whole number of shares and the amount of the reduction shall be paid as a Cash Settlement.

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(b) Restriction on Cash Settlement of Class C Units. Except in connection with a payment in respect of a fractional share (as described in the final sentence of Section 11.3(a)), the Manager or the Company, as applicable, may elect Cash Settlement with respect to an Exchange of Exchangeable Units that are Class C Units only to the extent the Cash Settlement is funded by the proceeds (net of underwriting discounts and commissions) of a Liquidity Offering with respect to that Exchange.

(c) Notice of Intended Exchange Consideration. At least two (2) Business Days before the Exchange Date, the Manager or the Company, as applicable, shall give written notice to the other (with a copy to the Exchangeable Unit Member) of its intended Exchange Consideration. If the Manager or the Company does not timely deliver such written notice, the Manager or the Company shall be deemed to have elected to settle the Exchange with shares of Class A Common Stock.

(d) Settlement through Depository Trust Company. To the extent the Class A Common Stock is settled through the facilities of The Depository Trust Company, the Manager or the Company will, upon the written instruction of an Exchangeable Unit Member, deliver the shares of Class A Common Stock deliverable to such Exchangeable Unit Member through the facilities of The Depository Trust Company to the account of the participant of The Depository Trust Company designated by such Exchangeable Unit Member in the Exchange Notice.

(e) Obligations of Manager and Company. Upon any Exchange, the Manager or the Company, as applicable, shall take such actions as (A) may be required to ensure that such Exchangeable Unit Member receives the shares of Class A Common Stock and/or the Cash Settlement that such Exchangeable Unit Member is entitled to receive in connection with such Exchange pursuant to Section 11.3(a), and (B) may be reasonably within its control that would cause such Exchange to be treated as a direct exchange between the Manager and the Member for U.S. federal and applicable state and local income tax purposes.

Section 11.4 Adjustment. To the extent not reflected in an adjustment to the Exchange Rate, if there is any reclassification, reorganization, recapitalization or other similar transaction in which the Class A Common Stock is converted or changed or exchanged into or for another security, securities or other property, then, upon any subsequent Exchange, an Exchangeable Unit Member shall be entitled to receive the amount of such security, securities or other property that such Exchangeable Unit Member would have received if such Exchange had occurred immediately before the effective date of such reclassification, reorganization, recapitalization or other similar transaction, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such reclassification, reorganization, recapitalization or other similar transaction. For the avoidance of doubt, if there is any reclassification, reorganization, recapitalization or other similar transaction in which the Class A Common Stock is converted or changed or exchanged into or for another security, securities or other property, this Section 11.4 shall continue to be applicable, mutatis mutandis, with respect to such security or other property.

Section 11.5 Class A Common Stock to Be Issued in Connection with an Exchange.

(a) Class A Common Stock Reserve. The Manager shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock, solely for the purpose of issuance upon an Exchange, such number of shares of Class A Common Stock as shall be deliverable under this Agreement upon all such Exchanges; provided, however, that the Manager may satisfy its obligations in respect of any such Exchange by delivery of unencumbered purchased shares of Class A Common Stock (which may or may not be held in the treasury of the Manager or any subsidiary thereof). The preceding sentence shall not affect the Manager’s right, where applicable, to elect a Cash Settlement (for the avoidance of doubt the Manager cannot force a Cash Settlement to the extent there are not enough authorized or legally available Class A Common Stock).

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(b) Rule 16(b) Exemption. The Manager has taken and will take all such steps as may be required to cause to qualify for exemption under Rule 16b-3(d) or (e), as applicable, under the Exchange Act, and be exempt for purposes of Section 16(b) under the Exchange Act, any acquisitions or dispositions of equity securities of the Manager (including derivative securities with respect thereto) and any securities that may be deemed to be equity securities or derivative securities of the Manager for such purposes that result from the transactions contemplated by this Agreement, by each director or officer of the Manager (including directors-by-deputization) who may reasonably be expected to be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Manager upon the registration of any class of equity security of the Manager pursuant to Section 12 of the Exchange Act.

(c) Validity of Class A Common Stock. The Manager covenants that all shares of Class A Common Stock issued upon an Exchange will, upon issuance, be validly issued, fully paid and non-assessable and not subject to any preemptive right of stockholders of the Manager or any right of first refusal or other right in favor of any Person.

Section 11.6 Tax Treatment. Unless otherwise agreed to in writing by the Exchangeable Unit Member and the Manager, it is intended that, for U.S. federal and applicable state and local income tax purposes, each Exchange be treated as direct exchange between the Manager and the Exchangeable Unit Member that is a taxable transaction to the Exchangeable Unit Member. All applicable parties shall treat each Exchange consistently with the intended treatment for all U.S. federal and applicable state and local tax purposes unless otherwise required by a “determination” within the meaning of Code Section 1313(a) or a change in Law.

Section 11.7 Contribution by Manager. Except as otherwise provided in Section 11.9, on the Exchange Date (i) the Manager shall contribute to the Company the shares of Class A Common Stock and/or Cash Settlement that the Manager has elected to deliver and that the Exchangeable Unit Member is entitled to receive in the applicable Exchange and (ii) the Company shall issue to the Manager a number of Class A Units equal to the number of Exchangeable Units (and corresponding number of shares of Class C Common Stock) surrendered by the Exchangeable Unit Member.

Section 11.8 Apportionment of Distributions. Distributions with a Record Date on or before the Exchange Date shall be made to the Exchangeable Unit Member.

Section 11.9 Right of Manager to Acquire Exchangeable Units. With respect to Units surrendered in an Elective Exchange or subject to a Mandatory Exchange, the Manager shall have the right but not the obligation to have the Manager (in lieu of the Company) acquire Exchangeable Units and, if the applicable Exchangeable Units are Class C Units, an equal number of shares of Class C Common Stock held by the holder of those Class C Units, directly from an Exchangeable Unit Member for the elected Exchange Consideration. If the Manager acquires Exchangeable Units as described in the preceding sentence, those Exchangeable Units shall be automatically recapitalized into the same number of Class A Units as the Exchangeable Units. The applicable provisions of this Article XI shall apply to any such direct exchange, mutatis mutandis.

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ARTICLE XII.

MISCELLANEOUS

Section 12.1 Conclusive Nature of Determinations. All determinations, interpretations, calculations, adjustments and other actions of the Manager, the Company, the Board of Directors (or a committee to which the Board of Directors has delegated such authority), or a designee of any of the foregoing that are within such Person’s authority under this Agreement shall be binding and conclusive on a Member absent manifest error. In connection with any such determination, interpretation, calculation, adjustment, or other action, the Manager, the Company, the Board of Directors (or a committee to which the Board of Directors has delegated such authority), or the designee of any of the foregoing shall be entitled to resolve any ambiguity with respect to the manner in which such determination, interpretation, calculation, adjustment or other action is to be made or taken, and shall be entitled to interpret the provisions of this Agreement in such a manner as such Person determines to be fair and equitable, and such resolution or interpretation shall be binding and conclusive on a Member absent manifest error.

Section 12.2 Company Counsel. THE COMPANY, THE MANAGER AND AFFILIATED ENTITIES MAY BE REPRESENTED BY THE SAME COUNSEL. THE ATTORNEYS, ACCOUNTANTS AND OTHER EXPERTS WHO PERFORM SERVICES FOR THE COMPANY MAY ALSO PERFORM SERVICES FOR THE MANAGER AND AFFILIATES THEREOF. THE MANAGER MAY, WITHOUT THE CONSENT OF THE MEMBERS, EXECUTE ON BEHALF OF THE COMPANY ANY CONSENT TO THE REPRESENTATION OF THE COMPANY THAT COUNSEL MAY REQUEST PURSUANT TO THE NEW YORK RULES OF PROFESSIONAL CONDUCT OR SIMILAR RULES IN ANY OTHER JURISDICTION. THE COMPANY HAS INITIALLY SELECTED HAYNES AND BOONE, LLP (“COMPANY COUNSEL”) AS LEGAL COUNSEL TO THE COMPANY. EACH MEMBER ACKNOWLEDGES THAT COMPANY COUNSEL DOES NOT REPRESENT ANY MEMBER IN ITS CAPACITY AS SUCH IN THE ABSENCE OF A CLEAR AND EXPLICIT WRITTEN AGREEMENT TO SUCH EFFECT BETWEEN SUCH MEMBER AND COMPANY COUNSEL (AND THEN ONLY TO THE EXTENT SPECIALLY SET FORTH IN SUCH AGREEMENT), AND THAT IN THE ABSENCE OF ANY SUCH AGREEMENT COMPANY COUNSEL SHALL OWE NO DUTIES TO ANY MEMBER. EACH MEMBER FURTHER ACKNOWLEDGES THAT, WHETHER OR NOT COMPANY COUNSEL HAS IN THE PAST REPRESENTED OR IS CURRENTLY REPRESENTING SUCH MEMBER WITH RESPECT TO OTHER MATTERS, UNLESS OTHERWISE EXPRESSLY AGREED BY COMPANY COUNSEL, COMPANY COUNSEL HAS NOT REPRESENTED THE INTERESTS OF ANY MEMBER IN THE PREPARATION AND/OR NEGOTIATION OF THIS AGREEMENT.

Section 12.3 Appointment of Manager as Attorney-in-Fact.

(a) Execution of Documents. Each Member, including each Additional Member and Substituted Member that is a Member, irrevocably makes, constitutes and appoints the Manager, any Liquidator, and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful attorney-in-fact with full power and authority in its name, place and stead to execute, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out the provisions of this Agreement, including:

(i) All certificates and other instruments (including counterparts of this Agreement), and all amendments thereto, that the Manager deems appropriate to form, qualify, continue or otherwise operate the Company as a limited liability company (or other entity in which the Members will have limited liability comparable to that provided in the Act) in the jurisdictions in which the Company may conduct business or in which such formation, qualification or continuation is, in the opinion of the Manager, necessary or desirable to protect the limited liability of the Members.

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(ii) All amendments to this Agreement adopted in accordance with the terms of this Agreement, and all instruments that the Manager deems appropriate in accordance with the terms of this Agreement.

(iii) All conveyances of Company Assets and other instruments that the Manager reasonably deems necessary in order to complete a dissolution and termination of the Company pursuant to this Agreement.

(b) Power and Interest. The appointment by all Members of the Manager as attorney-in-fact shall be deemed to be a power coupled with an interest in recognition of the fact that each of the Members under this Agreement will be relying upon the power of the Manager to act as contemplated by this Agreement in any filing and other action by it on behalf of the Company, shall survive the Incapacity of any Person hereby giving such power and the Transfer of all or any portion of such Person’s Units, and shall not be affected by the subsequent Incapacity of the Person.

Section 12.4 Entire Agreement. This Agreement, together with the Tax Receivable Agreement, the Registration Rights Agreement, and the Certificate of Incorporation of the Manager, in each case, as amended, supplemented or restated in accordance with its terms, and the other documents contemplated hereby and thereby, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and fully supersede any and all prior or contemporaneous agreements or understandings between the parties to this Agreement pertaining to the subject matter hereof, including the Initial Operating Agreement.

Section 12.5 Further Assurances. Each of the parties to this Agreement does hereby covenant and agree on behalf of itself, its successors, and its assigns, without further consideration, to prepare, execute, acknowledge, file, record, publish, and deliver such other instruments, documents and statements, and to take such other action as may be required by Law or reasonably necessary to effectively carry out the intent and purposes of this Agreement.

Section 12.6 Notices. Any notice, consent, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be (a) delivered personally to the Person or an officer of the Person to whom the same is directed, (b) sent by facsimile, overnight mail or registered or certified mail, return receipt requested, postage prepaid, or (c) (except with respect to notice to the Company or the Manager) sent by email, with electronic, written or oral confirmation of receipt, in each case addressed as follows:

(i) if to the Company or the Manager:

c/o AleAnna Energy, LLC

300 Crescent Court, Suite 1860

Dallas, TX 75201

Attn: [xxx]

E-mail: [xxx]

with copies (which shall not constitute notice) to:

Haynes Boone LLP

2801 N. Harwood St, Suite 2300

Dallas, TX 75201

Attn: Jennifer Wisinski; J. Brent Beckert

E-mail: jennifer.wisinski@haynesboone.com;

Brent.Beckert@haynesboone.com

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or to such other address as the Company may from time to time specify by notice to the Members

(ii) if to any Member, to: the address, email, or facsimile number of such Member set forth in the records of the Company.

Any such notice shall be deemed to be delivered, given and received for all purposes as of: (A) the date so delivered, if delivered personally, (B) upon receipt, if sent by facsimile or email, or (C) on the date of receipt or refusal indicated on the return receipt, if sent by registered or certified mail, return receipt requested, postage and charges prepaid and properly addressed.

Section 12.7 Governing Law. This Agreement, including its existence, validity, construction, and operating effect, and the rights of each of the parties to this Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to otherwise governing principles of conflicts of Law.

Section 12.8 Jurisdiction and Venue. The parties to this Agreement agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court, or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court (the “Selected Courts”), and each of the parties hereby irrevocably consents to the jurisdiction of the Selected Courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any Selected Court. Without limiting the foregoing, each party agrees that service of process on such party in the manner provided for notice in Section 12.6 shall be deemed effective service of process on such party.

Section 12.9 Equitable Remedies. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions and other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any of the Selected Courts, this being in addition to any other remedy to which they are entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived by each of the parties to this Agreement. Each party further agrees that, in the event of any action for an injunction or other equitable remedy in respect of such breach or enforcement of specific performance, it will not assert the defense that a remedy at Law would be adequate.

Section 12.10 Construction. This Agreement shall be construed as if all parties to this Agreement prepared this Agreement.

Section 12.11 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same agreement.

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Section 12.12 Third-Party Beneficiaries. Except as provided in Section 4.6 and Section 4.7, nothing in this Agreement, express or implied, is intended or shall be construed to give any Person other than the parties to this Agreement (or their respective legal representatives, successors, heirs and distributees) any legal or equitable right, remedy or claim under or in respect of any agreement or provision contained herein, it being the intention of the parties to this Agreement that this Agreement is for the sole and exclusive benefit of such parties (or such legal representatives, successors, heirs and distributees) and for the benefit of no other Person.

Section 12.13 Binding Effect. Except as otherwise expressly provided herein, all of the terms and provisions of this Agreement shall be binding on, shall inure to the benefit of and shall be enforceable by the Members, their heirs, executors, administrators, successors and all other Persons hereafter holding, having or receiving an interest in the Company, whether as Substituted Members or otherwise.

Section 12.14 Severability. If any provision of this Agreement as applied to any party or any circumstance shall be adjudged by a court to be void, unenforceable or inoperative as a matter of Law, then the same shall in no way affect any other provision in this Agreement, the application of such provision in any other circumstance or with respect to any other party, or the validity or enforceability of the Agreement as a whole.

Section 12.15 Survival. The provisions of Section 4.6 (Limitation on Liability), Section 4.7 (Indemnification), Section 12.1 (Conclusive Nature of Determinations), Section 12.3 (Appointment of Manager as Attorney-in-Fact), Section 12.4 (Entire Agreement), Section 12.5 (Further Assurances), Section 12.6 (Notices), Section 12.7 (Governing Law), Section 12.8 (Jurisdiction and Venue), Section 12.18 (Creditors), Section 12.19 (Waiver of Jury Trial), Section 4.8 (Survival of Obligations) of Annex C, and this Section 12.15 (Survival) (and any other provisions of this Agreement necessary for the effectiveness of the enumerated sections) shall survive the termination of the Company and/or the termination of this Agreement.

Section 12.16 Effect on Other Obligations of Members or the Company. Nothing in this Agreement shall modify, amend, terminate or supersede any obligations or rights of any Member or the Company under any agreement between or among Member(s) and/or the Company (other than the Initial Operating Agreement) that is in effect as of the date hereof.

Section 12.17 Confidentiality. Each Member recognizes and acknowledges that it has and may in the future receive certain confidential and proprietary information and trade secrets of the Company (including its predecessors), including confidential information of the Company (and its predecessors) regarding identifiable, specific and discrete business opportunities being pursued by the Company (the “Confidential Information”). Except as otherwise consented to by the Manager in writing, each Member (other than the Manager), on behalf of itself (and, to the extent that such Member would be responsible for the acts of the following Persons under principles of agency Law, its managers, directors, officers, shareholders, partners, members, employees, representatives and agents) agrees that, during the term of this Agreement, whether directly or indirectly through an Affiliate or otherwise, it (a) will use the same degree of care as it uses to protect its own confidential information to keep confidential any Confidential Information furnished to such Member; (b) will not intentionally use any of the Confidential Information for any purpose other than monitoring its investment in the Company; and (c) will not disclose such Confidential Information to any third party for any reason or purpose whatsoever, except that each Member may disclose such information (i) to authorized directors, officers, employees, representatives and agents of the Company or the Manager and as otherwise may be proper in the course of performing such Member’s obligations or enforcing its rights under this Agreement and the agreements expressly contemplated hereby; (ii) to such Member’s (or any of its Affiliates’) Affiliates, auditors, accountants, attorneys or other agents who are informed of the Member’s obligations hereunder; (iii) to any bona fide prospective purchaser of

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the equity or assets of such Member or its Affiliates or the Units held by such Member, or prospective merger partner of such Member or its Affiliates, provided that such purchaser or merger partner agrees to be bound by the provisions of this Section 12.17 or other confidentiality agreement approved by the Manager; or (iv) as is required to be disclosed by any Law, by any governmental authority or stock exchange or by any listing or trading agreement concerning a Member or its Affiliates; provided that the Member required to make such disclosure pursuant to clause (iv) above shall provide to the Company prompt notice of such disclosure to enable the Company to seek an appropriate protective order or confidential treatment. It is acknowledged and agreed that a Member’s review of Confidential Information will inevitably enhance its knowledge and understanding of the Company’s industry in a way that cannot be separated from its other knowledge, and it shall not be a violation of Section 12.17(b) if such Member’s overall knowledge and understanding are used for purposes other than monitoring its investment in the Company. For purposes of this Section 12.17, the term “Confidential Information” shall not include any information which (x) such Person learns from a source other than the Company or the Manager, or any of their respective representatives, employees, agents or other service providers, and in each case who is not bound by a confidentiality obligation, (y) is disclosed in a prospectus, in other documents or in any other manner for dissemination to the public (in each case, not in violation of this Section 12.17), or (z) is independently developed by the disclosing Member without violating any requirement hereunder. Nothing in this Section 12.17 shall in any way limit or otherwise modify any confidentiality covenants entered into by any Member pursuant to any other agreement entered into with the Company or the Manager.

Section 12.18 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in profits, losses, distributions, capital or property of the Company other than as a secured creditor.

Section 12.19 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HERETO HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF ANY MEMBER IN CONNECTION WITH ANY OF THE ABOVE, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER IN CONTRACT, TORT OR OTHERWISE. EACH PARTY HERETO ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTIES HERETO THAT THIS SECTION 12.19 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH IT IS RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. ANY PARTY HERETO MAY FILE AN ORIGINAL WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

ARTICLE XIII.

DEFINED TERMS

Section 13.1 Definitions. Unless otherwise indicated to the contrary, the following definitions shall be applied to the terms used in this Agreement:

“Act” is defined in the recitals to this Agreement.

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“Additional Funds” is defined in Section 2.5(a).

“Additional Member” means a Person who is admitted to the Company as a Member pursuant to the Act and Section 8.1, who is shown as such on the books and records of the Company, and who has not ceased to be a Member pursuant to the Act and this Agreement.

“Affiliate” means, with respect to a specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided, however, that (i) none of the Members or their parent companies or Affiliates shall be deemed to be an Affiliate of any other Member or its parent company or Affiliates and (ii) none of the Members or their parent companies or Affiliates shall be deemed to be an Affiliate of the Company or any of its Affiliates. With respect to any Person who is an individual, “Affiliate” shall also include, without limitation, any Family Member of such Person.

“Applicable Sale” is defined in Section 7.4(a).

“Applicable Sale Notice” is defined in Section 7.4(c).

“Asset Value” is defined in Annex C.

“Assets” means any assets and property of the Company.

“Assumed Tax Liability” is defined in Section 3.2(b).

“Assumed Tax Rate” is defined in Section 3.2(b)(ii).

“Available Cash” means, after taking into account amounts determined by the Manager to be reasonably necessary or advisable to be retained by the Company to meet actual or anticipated, direct or indirect, expenses, capital investments, working capital needs or liabilities (actual, contingent or otherwise) of the Company, including the payment of any Imputed Underpayment or for the operation of the business of the Company, or to create reasonable reserves for any of the foregoing, cash (in United States dollars) of the Company that the Manager determines is available for distribution to the Members.

“Bankruptcy” means, with respect to any Person, the occurrence of any event specified in Section 18-304 of the Act with respect to such Person, and the term “Bankrupt” has a correlative meaning.

“Board of Directors” means the Board of Directors of the Manager.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Capital Account” is defined in Annex C.

“Capital Contribution” means, with respect to any Member, the aggregate amount of money and the initial Asset Value of property (other than money) in such form as may be permitted by the Act that the Member contributes (or is treated as contributing) to the Company.

“Capital Stock” means a share of any class or series of stock of the Manager now or hereafter authorized.

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“Cash Settlement” means immediately available funds in U.S. dollars in an amount equal to the product of (x) the number of shares of Class A Common Stock that would be delivered to a Member in an Exchange if such Exchange were to be settled in shares of Class A Common Stock, multiplied by (y) the price per share of Class A Common Stock. For purposes of the preceding sentence, in an Exchange of Class C Units, the price per share of Class A Common Stock shall only be determined by an offering of shares of Class A Common Stock, whether pursuant to a registered offering or private placement, undertaken by the Manager in anticipation of the Exchange (a “Liquidity Offering”). For purposes of this definition, the price per share of Class A Common Stock shall be determined net of any underwriting discounts and commissions and shall be subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting the Class A Common Stock. For purposes of determining Cash Settlement to be paid in settlement of a fractional share of Class A Common Stock, the price per share of Class A Common Stock shall be determined as the arithmetic average of the volume-weighted average prices for a share of Class A Common Stock on the principal U.S. securities exchange or automated or electronic quotation system on which the Class A Common Stock trades, as reported by The Wall Street Journal or its successor, for each of the three (3) consecutive full Business Days ending on and including the last full Business Day immediately before the Exchange Date, in each case subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting the Class A Common Stock. If, at the time of determination, the Class A Common Stock no longer trades on a securities exchange or automated or electronic quotation system, then the price per share of Class A Common Stock shall be determined in good faith by a committee of the Board of Directors composed of a majority of the directors of the Manager that do not have an interest in the Exchangeable Unit.

“Certificate of Formation” is defined in the recitals of this Agreement.

“Certificates” means (A) if certificated, any certificates representing Exchangeable Units, (B) if certificated, any stock certificates representing the shares of Class C Common Stock required to be surrendered in connection with an Exchange of Class C Units, and (C) such other information, documents or instruments as either the Manager (or the Manager’s transfer agent) or the Company may reasonably require in connection with an Exchange. If any certificate or other document referenced in the immediately preceding sentence is alleged to be lost, stolen or destroyed, the Exchangeable Unit Member shall cooperate with and respond to the reasonable requests of the Manager (or the Manager’s transfer agent) and the Company and, if required by the Manager or the Company, furnish an affidavit of loss and/or an indemnity against any claim that may be made against the Manager or the Company on account of the alleged loss, theft or destruction of such certificate or other document.

“Change of Control” means, as of any date of determination, in one transaction or a series of related transactions, the Transfer of Units (or any beneficial interest therein) of the Company representing more than fifty (50) percent of the outstanding Common Units as of such date of determination.

“Class A Common Stock” means, as applicable, (a) the Class A Common Stock, par value $0.0001 per share, of the Manager, or (b) following any consolidation, merger, reclassification or other similar event involving the Manager, any shares or other securities of the Manager or any other Person or cash or other property that become payable in consideration for the Class A Common Stock or into which the Class A Common Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar events.

“Class A Unit” is defined in Section 2.1(b)(i).

“Class C Common Stock” means, as applicable, (a) the Class C Common Stock, par value $0.0001 per share, of the Manager, or (b) following any consolidation, merger, reclassification or other similar event involving the Manager, any shares or other securities of the Manager or any other Person or cash or other property that become payable in consideration for the Class C Common Stock or into which the Class C Common Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar events.

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“Class C Member” means any Member holding Class C Units and includes any Person admitted as an additional Class C Member after the date hereof or a substitute Class C Member.

“Class C Unit” is defined in Section 2.1(b)(ii).

“Code” means the Internal Revenue Code of 1986, as amended. All references in this Agreement to sections of the Code shall include any corresponding provision or provisions of succeeding Law.

“Common Stock” means the Class A Common Stock or the Class C Common Stock (and shall not include any additional series or class of the Manager’s common stock created after the date of this Agreement).

“Common Unit” means a Class A Unit, a Class C Unit, and any other Unit designated as a Common Unit by the Company.

“Company” is defined in the preamble to this Agreement.

“Company Counsel” is defined in Section 12.2.

“Consent” means the consent to, approval of, or vote in favor of a proposed action by a Member given in accordance with Article X.

“control,” including the terms “controlled by” and “under common control with,” means with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the Board of Directors or similar body governing the affairs of such Person.

“de minimis” shall mean an amount small enough as to make not accounting for it commercially reasonable or accounting for it administratively impractical, in each case as determined by the Manager.

“Debt” means, as to any Person, as of any date of determination, (i) all indebtedness of such Person for borrowed money or the deferred purchase price of property or services; (ii) all amounts owed by such Person to banks or other Persons in respect of reimbursement obligations under letters of credit, surety bonds and other similar instruments guaranteeing payment or other performance of obligations by such Person; and (iii) obligations of such Person as lessee under capital leases.

“Designated Individual” is defined in Annex C.

“Drag-Along Right” is defined in Section 7.4(a).

“Elective Exchange” is defined in Section 11.1(a).

“Elective Exchange Date” means the effective date of an Elective Exchange.

“Elective Exchange Notice” is defined in Annex (B).

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“Equivalent Units” means Units with preferences, conversion and other rights (other than voting rights), restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption (the “Terms”) that are (a) relative to the Common Units and the other classes and series of Units that correspond to classes and series of Capital Stock, and (b) substantially the same as (or corresponding to) the Terms that any new Capital Stock or New Securities have relative to the Common Stock and other classes and series of Capital Stock or New Securities. The foregoing shall not apply to matters such as voting for members of the Board of Directors that are not applicable to the Company. In comparing the economic rights of any Preferred Stock with the economic rights of any Units, the effect of taxes may be taken into account.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Similar Law” is defined in Section 1.10(d).

“Exchange” means any Elective Exchange or Mandatory Exchange.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute thereto, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Consideration” shall mean, in the case of any Exchange, (x) the number of shares of Class A Common Stock that is equal to the product of the number of Exchangeable Units surrendered in the Exchange multiplied by the Exchange Rate (the “Stock Consideration”), (y) the Cash Settlement, plus, in the case of an Exchange of Class C Units under either subclause (x) or (y), an amount that is equal to $0.0001 multiplied by the number of shares of Class C Common Stock included in the Exchange, or (z) a combination of the Stock Consideration and the Cash Settlement.

“Exchange Date” means an Elective Exchange Date or Mandatory Exchange Date.

“Exchange Rate” means, in respect of any Exchange, subject to Section 11.4, a ratio, expressed as a fraction, the numerator of which shall be the number of shares of Class A Common Stock outstanding immediately before the Exchange and the denominator of which shall be the number of Class A Units owned by the Manager immediately before the Exchange. On the date of this Agreement, the Exchange Rate shall be 1.

“Exchangeable Unit” means each Class C Unit and any other Unit designated as an Exchangeable Unit by the Company.

“Exchangeable Unit Member” means (i) each Member, other than the Manager and any of its wholly owned Subsidiaries, that holds an Exchangeable Unit or (ii) each holder of an interest in a Member that holds an Exchangeable Unit pursuant to Article X.

“Fair Market Value” of Units or other property, means the cash price that a third party would pay to acquire all of such Units (computed on a fully diluted basis after giving effect to the exercise of any and all outstanding conversion rights, exchange rights, warrants and options) or other property, as the case may be, in an arm’s-length transaction. Unless otherwise determined by the Company, the following assumptions will be made when determining the Fair Market Value of Units:

(a) that the Company was being sold in a manner reasonably designed to solicit all possible participants and permit all interested Persons an opportunity to participate and achieve the best value reasonably available to the Members at the time; and

39

(b) that all existing circumstances are taken into account, including the terms and conditions of all agreements (including this Agreement) to which the Company is then a party or by which it is otherwise benefited or affected, determined.

“Family Members” means, as to a Person that is an individual, such Person’s spouse, ancestors (whether by blood or by adoption), descendants (whether by blood or by adoption), brothers and sisters (whether by blood or by adoption) and inter vivos or testamentary trusts of which only such Person and his spouse, ancestors (whether by blood or by adoption), descendants (whether by blood or by adoption), brothers and sisters (whether by blood or adoption) are beneficiaries.

“Fiscal Year” is defined in Section 6.2.

“Incapacity” or “Incapacitated” means, (i) as to any Member who is an individual, death, total physical disability or entry by a court of competent jurisdiction adjudicating such Member incompetent to manage his or her Person or his or her estate; (ii) as to any Member that is a corporation or limited liability company, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter; (iii) as to any Member that is a partnership, the dissolution and commencement of the winding up of the partnership; (iv) as to any Member that is an estate, the distribution by the fiduciary of the estate’s entire interest in the Company; (v) as to any trustee of a trust that is a Member, the termination of the trust (but not the substitution of a new trustee); or (vi) as to any Member, the Bankruptcy of such Member.

“Incentive Compensation Plan” means any plan, agreement or other arrangement that provides for the grant or issuance of equity or equity-based awards and that is now in effect or is hereafter adopted by the Company or the Manager for the benefit of any of their respective employees or other service providers (including directors, advisers and consultants), or the employees or other services providers (including directors, advisers and consultants) of any of their respective Affiliates or Subsidiaries.

“Indemnitee” means the Manager, each Affiliate of the Manager, the Tax Representative, the Designated Individual and each officer, manager, or director of the Manager, the Company or their respective Affiliates, in all cases in such capacity.

“Initial Operating Agreement” is defined in the recitals of this Agreement.

“IRS” means the United States Internal Revenue Service, or, if applicable, a state or local taxing agency.

“Law” means any applicable statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or order of any governmental authority. The term “Lawful” has a correlative meaning.

“Liquidating Event” is defined in Section 9.2(b).

“Liquidator” is defined in Section 9.3(a).

“Liquidity Offering” is defined in the definition of Cash Settlement.

“Majority-in-Interest of the Members” means Members (excluding the Manager in its capacity as a Member) entitled to vote on or consent to any matter holding more than fifty percent (50%) of all outstanding Common Units held by all Members (excluding the Manager in its capacity as a Member) entitled to vote on or consent to such matter.

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“Manager” is defined in the preamble to this Agreement.

“Manager Tax-Related Liabilities” means (a) any U.S. federal, state and local and non-U.S. tax obligations (including any Imputed Underpayment Share for which the Manager is liable hereunder) owed by the Manager (other than any obligations to remit any withholdings withheld from payments to third parties) and (b) any obligations under the Tax Receivable Agreement payable by the Manager.

“Mandatory Exchange” is defined in Section 11.1(c).

“Mandatory Exchange Date” is defined in Section 11.1(c).

“Mandatory Exchange Notice” is defined in Section 11.1(c).

“Member” means any Person named as a member of the Company on the Register of this Agreement (as amended from time to time) and any Person admitted as an Additional Member of the Company or a Substituted Member of the Company, in each case, in such Person’s capacity as a member of the Company, until such time as such Person has ceased to be a Member. For the avoidance of doubt, the Manager shall be deemed to be a Member with respect to any Units it holds.

“Member Representative” is defined in Section 7.7.

“Merger Agreement” is defined in the recitals of this Agreement.

“New Securities” means any equity security as defined in Rule 3a11-1 under the Securities Exchange Act of 1934, as amended, excluding grants under the Incentive Compensation Plans, including (i) rights, options, warrants, or convertible or exchangeable securities that entitle the holder thereof to subscribe for or purchase, convert such securities into, or exchange such securities for, Common Stock or Preferred Stock and (ii) any Debt issued by the Manager that provides any of the rights described in clause (i).

“Percentage Interest” means, with respect to each Member, as to any class or series of relevant Units, the fraction, expressed as a percentage, the numerator of which is the aggregate number of Units of such class or series held by such Member and the denominator of which is the total number of Units of such class or series held by all Members, in each case determined as of the date of determination. If not otherwise specified, “Percentage Interest” shall be deemed to refer to Common Units.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, syndicate, person, trust, association, organization or other entity, including any governmental authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Policy Regarding Exchanges” is defined in Section 11.1(a).

“Preferred Stock” means shares of preferred stock of the Manager now or hereafter authorized or reclassified that has dividend rights, or rights upon liquidation, winding up and dissolution, that are superior or prior to the Common Stock.

“Record Date” means the record date established by the Company for the purpose of determining the Members entitled to notice of or vote at any meeting of Members or to consent to any matter, or to receive any distribution or the allotment of any other rights, or in order to make a determination of Members for any other proper purpose, which, in the case of a record date fixed for the determination of Members entitled to receive any distribution, shall (unless otherwise determined by the Company) generally be the same as the record date established by the Manager for a distribution to the Members of its Capital Stock of some or all of its portion of such distribution.

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“Register” is defined in Section 5.1(b)(i).

“Registration Rights Agreement” means the Registration Rights Agreement, effective on or about the date hereof, among the Manager and the other Persons party thereto, as the same may be amended, modified, supplemented or restated from time to time.

“Regulations” means the income tax regulations, including temporary regulations and, to the extent taxpayers are permitted to rely on them, proposed regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations). References to “Treas. Reg. §” are to the sections of the Regulations.

“Related-Party Transfer” means a Transfer by a Member of all or part of its Units to any Related-Party Transferee.

“Related-Party Transferee” means, with respect to a Member, (i) any Family Member of that Member, (ii) any direct or indirect member or equityholder of that Member or any Affiliate of that Member, (iii) any Family Member of any direct or indirect member or equityholder described in (ii), (iv) a transferee by operation of the laws of descent, by will or intestacy, (v) a transferee that is a charitable organization by gift, (vi) a transferee to whom Transfer is required pursuant to an order of a court or regulatory agency (including pursuant to a qualified domestic relations order), (vii) another existing Member or any Affiliates of another existing Member, (viii) in the case of an entity, a transferee by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity, or (ix) the Manager.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Selected Courts” is defined in Section 12.8.

“SPAC Transactions” means the series of transactions effectuated pursuant to the Merger Agreement.

“Subsidiary” means, with respect to any Person, any corporation or other entity if a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests is owned, directly or indirectly, by such Person.

“Substituted Member” means a Person who is admitted as a Member to the Company pursuant to Section 7.3.

“Surviving Company” is defined in Section 7.6(b)(iii).

“Tax Distribution” is defined in Section 3.2(a).

“Tax Distribution Shortfall Amount” is defined in Section 3.2(d).

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“Tax Receivable Agreement” means the Tax Receivable Agreement, dated as of [•], 2024, entered into by and among the Manager, the Company, each of the parties thereto identified as a “TRA Holder” or the “Agent” and each of the successors and assigns thereto, and any other similar tax receivable (or comparable) agreements entered after the date of this Agreement.

“Termination Transaction” means any direct or indirect Transfer of all or any portion of the Manager’s Units in connection with, or the other occurrence of, (a) a merger, consolidation or other combination involving the Manager, on the one hand, and any other Person, on the other, (b) a sale, lease, exchange or other transfer of all or substantially all of the assets of the Manager not in the ordinary course of its business, whether in a single transaction or a series of related transactions, (c) a reclassification, recapitalization or change of the outstanding Class A Common Stock (other than a change in par value, or from par value to no par value, or as a result of a stock split or reverse stock split, stock dividend or similar subdivision), or (d) the adoption of any plan of liquidation or dissolution of the Manager.

“Terms” is defined in the definition of “Equivalent Units.”

“Transfer” means, in respect of any Units, property or other assets, any sale, assignment, hypothecation, lien, encumbrance, transfer, distribution or other disposition thereof or of a participation therein, or other conveyance of legal or beneficial interest therein, including rights to vote and receive dividends or other income with respect thereto, whether voluntarily or by operation of Law, or any agreement or commitment to do any of the foregoing. An Exchange shall not constitute a Transfer under this Agreement.

“Unit” means a fractional share of the limited liability company interest in the Company, which may be a Class A Unit or Class C Unit and shall be deemed to include any equity security received in connection with any recapitalization, merger, consolidation, or other reorganization, or by way of any distribution in respect of Units, in any such case, after the date of this Agreement.

“Unit Designation” is defined in Section 2.4(a).

Section 13.2 Interpretation. In this Agreement and in the exhibits to this Agreement, except to the extent that the context otherwise requires:

(a) the headings are for convenience of reference only and shall not affect the interpretation of this Agreement;

(b) defined terms include the plural as well as the singular and vice versa;

(c) words importing gender include all genders;

(d) a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been or may from time to time be amended, extended, re-enacted or consolidated and all statutory instruments or orders made under it;

(e) any reference to a “day” or “Business Day” means the whole of such day, being the period of 24 hours running from midnight to midnight;

(f) references to Articles, Sections, subsections, clauses and Exhibits are references to Articles, Sections, subsections, clauses and Exhibits to this Agreement;

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(g) the words “including” and “include” and other words of similar import shall be deemed to be followed by the phrase “without limitation”; and

(h) unless otherwise specified, references to any party to this Agreement or any other document or agreement shall include its successors and permitted assigns.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

MANAGER:

ALEANNA, INC.

By:
Name:
Title:

MEMBERS:

ALEANNA, INC.

By:
Name:
Title:

[•]

By:
Name:
Title:

[Signature Page to Amended and Restated Limited Liability Company Agreement of

Swiftmerge HoldCo LLC]

ANNEX A: INITIAL UNITS

Member	Class A Units
AleAnna, Inc.	[______]

Member	Class C Units
[______]	[______]

A-1

ANNEX B: FORM OF ELECTIVE EXCHANGE NOTICE

ELECTIVE EXCHANGE NOTICE

AleAnna, Inc.

[•]

[•]

Attention: [•]

Email: [•]

Swiftmerge HoldCo LLC

[•]

[•]

Attention: [•]

Email: [•]

This elective exchange notice (“Elective Exchange Notice”) is delivered by the undersigned Exchangeable Unit Member pursuant to Section 11.1 of the Amended and Restated Limited Liability Company Agreement of Swiftmerge HoldCo LLC, dated as of [•], 2024 (the “LLC Agreement”), by and among AleAnna, Inc., a Delaware corporation (the “Manager”), and the other members that are party thereto. Capitalized terms used but not defined herein shall have the meanings given to them in the LLC Agreement.

The undersigned hereby transfers the number of Class C Units plus shares of Class C Common Stock set forth below (together, the “Paired Interests”) in exchange for the Exchange Consideration as set forth in the LLC Agreement.

Legal Name of Holder:

Address:

Number of Class C Units:

Number of Class C Common Stock:

Brokerage Account Details:

The undersigned hereby represents and warrants that (i) the undersigned has full legal capacity to execute and deliver this Elective Exchange Notice and to perform the undersigned’s obligations hereunder; (ii) this Elective Exchange Notice has been duly executed and delivered by the undersigned and is the legal, valid and binding obligation of the undersigned enforceable against it in accordance with the terms thereof or hereof, as the case may be, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and the availability of equitable remedies; (iii) the Paired Interests subject to this Elective Exchange Notice are being transferred to the Manager or the Company, as applicable, free and clear of any pledge, lien, security interest, encumbrance, equities or claim; and (iv) no consent, approval, authorization, order, registration or qualification of any third party or with any court or governmental agency or body having jurisdiction over the undersigned or the Paired Interests subject to this Elective Exchange Notice is required to be obtained by the undersigned for the transfer of such Paired Interests to the Manager or the Company, as applicable.

B-1

The undersigned hereby irrevocably constitutes and appoints any officer of the Manager or of the Company as the attorney of the undersigned, with full power of substitution and resubstitution in the premises, to do any and all things and to take any and all actions that may be necessary to transfer to the Manager or the Company, as applicable, the Paired Interests subject to this Elective Exchange Notice and to deliver to the undersigned the Exchange Consideration to be delivered in exchange therefor.

IN WITNESS WHEREOF, the undersigned, by authority duly given, has caused this Elective Exchange Notice to be executed and delivered by the undersigned or by its duly authorized attorney.

Name:
Dated:

B-2

ANNEX C: TAX MATTERS

ARTICLE I

DEFINITIONS

“Asset Value” means, with respect to any Asset, the adjusted basis of such Asset for U.S. federal income tax purposes; provided, however, that:

(i) the initial Asset Value of any Asset (other than cash) contributed or deemed contributed by a Member to the Company shall be the gross Fair Market Value of such Asset as determined by the Company;

(ii) the Asset Values of all Assets shall be adjusted to equal their respective gross Fair Market Values as determined by the Company as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member, in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; (C) the liquidation of the Company within the meaning of Treas. Reg. § 1.704-1(b)(2)(ii)(g); (D) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to the benefit of the Company by an existing Member acting in a Member capacity or by a new Member acting in a Member capacity or in anticipation of becoming a Member; or (E) any other instance in which such adjustment is permitted under Treas. Reg. § 1.704-1(b)(2)(iv); provided, however, that any adjustment pursuant to clause (A), (B), (D), or (E) above shall be made only if the Company determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) the Asset Value of any Asset distributed to any Member shall be the gross Fair Market Value of such Asset on the date of distribution, as determined by the Company; and

(iv) the Asset Values of all Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such Assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(m); provided, however, that Asset Values shall not be adjusted pursuant to this paragraph (iv) to the extent that the Company determines that an adjustment pursuant to paragraph (ii) of this definition of Asset Value is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (iv).

If the Asset Value of an Asset has been determined or adjusted to paragraph (i), (ii), or (iv) of this definition of Asset Value, then such Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such Asset for purposes of computing Net Profits and Net Losses.

“Audit” is defined in Section 4.4(a) of this Annex C.

“Company Minimum Gain” has the meaning set forth as “partnership minimum gain” in Treas. Reg. § 1.704-2(b)(2) and is computed in accordance with Treas. Reg. § 1.704-2(d).

“Company Unitholder Representative” means [•].

“Depreciation” means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to an Asset for such Fiscal Year or other period; provided, however, that if the Asset Value of an Asset differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be determined in accordance with Treas. Reg. § 1.704-1(b)(2)(iv)(g)(3), or Treas. Reg. § 1.704-3(d)(2), as appropriate.

“Designated Individual” is defined in Section 4.3(a)(ii) of this Annex C.

“Imputed Underpayment” is defined in Section 4.4(d) of this Annex C.

“Imputed Underpayment Share” is defined in Section 4.4(e)(i) of this Annex C.

“Member Nonrecourse Debt” has the meaning given to the term “partner nonrecourse debt” in Treas. Reg. § 1.704-2(b)(4).

“Member Nonrecourse Debt Minimum Gain” means, with respect to each Member Nonrecourse Debt, an amount equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treas. Reg. § 1.704-2(i)(3).

“Member Nonrecourse Deductions” has the meaning given to the term “partner nonrecourse deduction” in Treas. Reg. §§ 1.704-2(i)(l) and 1.704-2(i)(2).

“Net Profits” and “Net Losses” mean, for each Fiscal Year or other period, an amount equal to the Company’s taxable income or loss for such Fiscal Year or other period, determined in accordance with Code Section 703(a) and, where appropriate (but including in taxable income or loss, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1)), with the following adjustments:

(i) any income of the Company exempt from U.S. federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be added to such taxable income or loss;

(ii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as expenditures described in Code Section 705(a)(2)(B) pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be subtracted from such taxable income or loss;

(iii) in the event the Asset Value of any Asset of the Company is adjusted in accordance with paragraph (ii), paragraph (iii), or paragraph (v) of the definition of “Asset Value,” the amount of such adjustment shall be taken into account as gain or loss from the disposition of such Asset for purposes of computing Net Profits or Net Losses;

(iv) gain or loss resulting from any disposition of any Asset with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Asset Value of the Asset disposed of, notwithstanding that the adjusted tax basis of such Asset differs from its Asset Value;

(v) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year;

(vi) to the extent an adjustment to the adjusted tax basis of any Asset pursuant to Code Section 734(b) is required pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the Asset) or loss (if the adjustment decreases the basis of the Asset) from the disposition of the Asset and shall be taken into account for purposes of computing Net Profits and Net Losses;

(vii) notwithstanding any other provision of this definition of Net Profits and Net Losses, any items that are specially allocated pursuant to Section 3.2 and Section 3.3 of this Annex C shall not be taken into account in computing Net Profits or Net Losses, but shall be determined by applying rules analogous to those set forth in paragraphs (i) through (vi) above; and

(viii) where appropriate, references to Net Profits and Net Losses shall refer to specific items of income, gain, loss, deduction, and credit comprising or otherwise comprising Net Profits or Net Losses.

“Nonrecourse Deductions” has the meaning set forth in Treas. Reg. § 1.704-2(b)(1).

“Nonrecourse Liability” has the meaning set forth in Treas. Reg. § 1.752-1(a)(2).

“Push Out Election” means the election under Code Section 6226 (or any similar provision of state or local law) to “push out” an adjustment to the Members or former Members, including filing IRS Form 8988 (Election for Alternative to Payment of the Imputed Underpayment), or any successor or similar form, and taking any other action necessary to give effect to such election.

“Revised Partnership Audit Provisions” means Code Sections 6221 through 6241, as in effect for taxable years of the Company beginning after December 31, 2017, together with any subsequent amendments thereto, Treasury Regulations promulgated thereunder, and published administrative interpretations thereof, and any comparable provisions of state or local tax law.

“Specified Audit” is defined in Section 4.4(b) of this Annex C.

“Tax Representative” means, as applicable, and including the Designated Individual as the context requires, (a) the Member or other Person (including the Company) designated as the “partnership representative” of the Company under Code Section 6223, and/or (b) the Member or other Person serving in a similar capacity under any similar provisions of state, local or non-U.S. Laws, in each case, acting solely at the direction of the Company to the maximum extent permitted under Law.

ARTICLE II

MEMBER’S CAPITAL ACCOUNTS.

The Company or the Manager shall establish and maintain a capital account for each Member in accordance with Treas. Reg. § 1.704-1(b) (2)(iv) (each, a “Capital Account”). The Company may maintain Capital Account subaccounts for different classes of Units, and any provisions of this Agreement pertaining to Capital Account maintenance shall apply, mutatis mutandis, to those subaccounts.

ARTICLE III

ALLOCATIONS

Section 3.1 Allocations Generally. Each Fiscal Year, after adjusting each Member’s Capital Account for all contributions and distributions with respect to such Fiscal Year and after giving effect to the allocations under Section 3.2 of this Annex C for the Fiscal Year, Net Profits and Net Losses shall be allocated among the Members in a manner such that, after such allocations have been made, each Member’s Capital Account balance (which may be a positive, negative, or zero balance) will equal (proportionately) (a) the amount that would be distributed to each such Member, determined as if the Company were to (i) sell all of its Assets for their Asset Values, (ii) satisfy all of its liabilities in accordance with their terms with the proceeds from such sale (limited, with respect to Nonrecourse Liabilities, to the Asset Values of the Assets securing such liabilities), and (iii) distribute the remaining proceeds pursuant to the applicable provision of this Agreement, minus (b) the sum of (x) such Member’s share of the Company Minimum Gain and Member Nonrecourse Debt Minimum Gain and (y) the amount, if any (without duplication of any amount included under clause (x)), that such Member is obligated (or is deemed for U.S. tax purposes to be obligated) to contribute, in its capacity as a Member, to the capital of the Company as of the last day of such Fiscal Year.

Section 3.2 Priority Allocations.

(a) Minimum Gain Chargeback, Qualified Income Offset, and Stop Loss Provisions. Each of (i) the “minimum gain chargeback” provision of Treas. Reg. § 1.704-2(f), (ii) the “chargeback of partner nonrecourse debt minimum gain” provision of Treas. Reg. § 1.704-2(i)(4), (iii) the “qualified income offset” provision of Treas. Reg. § 1.704-1(b)(2)(ii)(d)(3), and (iv) the requirement in the flush language immediately following Treas. Reg. § 1.704-1(b)(2)(ii)(d)(3) that an allocation “not cause or increase a deficit balance” in a Member’s Capital Account is hereby incorporated by reference as a part of this Agreement. The Company shall make such allocations as are necessary to comply with those provisions and shall make any determinations with respect to such allocations (to the extent consistent with clauses (i) – (iv) of the preceding sentence).

(b) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be allocated to the Members in accordance with their Units, unless otherwise determined by the Company.

(c) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss (within the meaning of Treas. Reg. § 1.752-2) with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treas. Reg. § 1.704-2(i)(l).

(d) Special Basis Adjustments. To the extent an adjustment to the adjusted tax basis of any Asset under Code Section 734(b) or Code Section 743(b) is required, pursuant to Treas. Reg. §§ 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member’s interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the Asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treas. Reg. § 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treas. Reg. § 1.704-1(b)(2)(iv) (m)(4) applies.

(e) Ameliorative Allocations. Any allocations made (as well as anticipated reversing or offsetting regulatory allocations to be made) pursuant to Section 3.2(a) – (d) of this Annex C shall be taken into account in computing subsequent allocations pursuant to this Agreement, so that the net amount for any item so allocated and all other items allocated to each Member pursuant to this Agreement shall be equal, to the extent possible, to the net amount that would have been allocated to each Member pursuant to the provisions of this Agreement if those allocations had not occurred.

Section 3.3 Other Allocation Rules.

(a) In General. Except as otherwise provided in this Section 3.3 of this Annex C, for income tax purposes under the Code and the Regulations, each Company item of income, gain, loss, deduction, and credit shall be allocated among the Members in the same manner as its correlative item of income, gain, loss, deduction, and credit (as calculated in accordance with the definitions of “Net Profits” and “Net Loss”) is allocated pursuant to Section 3.1 and Section 3.2 of this Annex C.

(b) Section 704(c) Allocations. Notwithstanding the provisions of Section 3.3(a) of this Annex C to the contrary, in accordance with Code Section 704(c)(1)(A) (and the principles of those provisions) and Treas. Reg. § 1.704-3, Company items of income, gain, loss, deduction, and credit with respect to any property contributed to the capital of the Company, or after Company property has been revalued under Treas. Reg. § 1.704-1(b)(2)(iv)(f) or (s), shall, solely for U.S. federal, state and local tax purposes, be allocated among the Members so as to take into account any variation between the adjusted basis of such Company property to the Company for U.S. federal income tax purposes and its value as so determined at the time of the contribution or revaluation of Company property. The Company shall use the “traditional method” with respect to any property contributed to the Company in connection with the SPAC Transactions. With respect to property contributed or Section 704(c) amounts arising from revaluations made after the SPAC Transactions, the Company may use any method permitted under Treas. Reg. § 1.704-3. Allocations pursuant to Section 3.3(a) and this Section 3.3(b) of this Annex C are solely for U.S. federal, state, and local tax purposes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of profit, loss, or other items, pursuant to any provision of this Agreement.

(c) Allocations in Respect of Varying Interests. If any Member’s interest in the Company varies (within the meaning of Code Section 706(d)) within a Fiscal Year, whether by reason of a Transfer of a Unit, redemption of a Unit by the Company, or otherwise, Net Profits and Net Losses for that Fiscal Year will be allocated so as to take into account such varying interests in accordance with Code Section 706(d) using the daily proration method and/or such other permissible method, methods, or conventions selected by the Company.

(d) Timing and Amount of Allocations of Net Profits and Net Loss. Net Profits and Net Loss of the Company shall be determined and allocated with respect to each Fiscal Year as of the end of each such year, or at such other time or times determined by the Company.

(e) Modification of Allocations. The allocations set forth in Section 3.1 and Section 3.2 of this Annex C are intended to comply with certain requirements of the Regulations. The Company shall be authorized to make, in its reasonable discretion, appropriate modifications to the allocations of Net Profits and Net Losses pursuant to this Agreement in order to comply with Code Section 704 or applicable Regulations. Notwithstanding any provision of this Agreement to the contrary, if the Company reasonably determines an allocation other than the allocations that would otherwise be made pursuant to this Agreement would more appropriately reflect the Members’ interests in the Company, the Company may in its discretion make appropriate adjustments to such allocations.

(f) Allocation of Liabilities under Code Section 752. Notwithstanding anything in this Agreement to the contrary, no Member will take, or permit any Affiliate to take, any action that would change the allocation of liabilities for purposes of Code Section 752 without the consent of the Company.

(g) Adjustment for Non-Compensatory Options. If the Company issues Units or other securities that are treated as “non-compensatory options”, as defined in Treasury Regulations Section 1.721-2, the Manager shall make such adjustments to the Asset Value of the Company’s Assets, allocation of Net Profits and Net Losses, Capital Accounts and allocations of items for income tax purposes as it reasonably determines may be necessary to comply with the provisions of Treasury Regulations Section 1.721-2 and Treasury Regulations Section 1.704-1(b)(2) (iv)(s) or any successor provisions relating thereto and to properly reflect the economic sharing arrangement associated with the non-compensatory options.

ARTICLE IV

CERTAIN TAX MATTERS

Section 4.1 Provision of Information.

(a) Information to Be Provided by Company to Members. No later than thirty (30) days after the filing by the Company of the Company’s federal tax return (IRS Form 1065), the Company shall provide to each Member a copy of Schedule K-1 of IRS Form 1065 reporting that Member’s allocable share of items of income, gain, loss, deduction, or credit for such Fiscal Year, and such additional information as is required to be provided on Schedule K-1 or as such Member may reasonably request for tax purposes, each as determined by the Company. The Member hereby consents to receive each Schedule K-1 in respect of the Member’s ownership interest in the Company through electronic delivery.

(b) Information to Be Provided by Members to Company.

(i) Notice of Audit or Tax Examination. Each Member shall notify the Company within five (5) days after receipt of any notice regarding an audit or tax examination of the Company and upon any request for material information related to the Company by U.S. federal, state, local, or other tax authorities.

(ii) Other Relevant Tax Information. Each Member shall provide to the Company upon request tax basis information about Assets contributed by it to the Company and such other tax information as reasonably requested by the Company and necessary for it to prepare its financial reports or any tax returns and such other information and/or tax forms as the Company reasonably requests.

(c) No Right to Member Tax Returns. Notwithstanding anything to the contrary in this Agreement or any right to information under the Act, with respect to the financial statements or tax returns of a Member or its Affiliates, none of the Company, the other Members, such other Member’s Affiliates or any of their respective representatives, will be entitled to review such financial statements or tax returns for any purpose, including in connection with any proceeding or other dispute (whether involving the Company, between the Members, or involving any other Persons).

Section 4.2 Tax Elections. The Company shall have in effect (and shall cause each Subsidiary that is classified as a partnership for U.S. federal income tax purposes to have in effect) an election pursuant to Code Section 754 (and any similar provisions of applicable U.S. state or local law) for the Company for the Fiscal Year that includes the date of the SPAC Transactions and each Fiscal Year in which a sale or exchange (whether partial or complete) occurs. The Company shall determine whether to make any other available election pursuant to the Code or Regulations that is not otherwise expressly provided for or prohibited in this Agreement, and the Members hereby consent to all such elections.

Section 4.3 Tax Representative.

(a) Appointment and Replacement of Tax Representative.

(i) Tax Representative. The Manager shall act as the Tax Representative, but the Manager may designate another Person to act as the Tax Representative and may remove, replace, or revoke the designation of that Person, or require that Person to resign. For any jurisdiction with respect to which the Manager cannot serve as the Tax Representative, however, the Manager may designate another Person to act as the Tax Representative.

(ii) Designated Individual. If the Tax Representative is not an individual, the Manager shall appoint a “designated individual” for each taxable year (as described in Treas. Reg. § 301.6223-1(b)(3)(ii)) (a “Designated Individual”).

(iii) Approval by Members. Each Member agrees to execute, certify, acknowledge, deliver, swear to, file, and record at the appropriate public offices such documents as may be deemed necessary or appropriate to evidence the appointments described in Section 4.3(a)(i) and Section 4.3(a)(ii) of this Annex C, including statements required to be filed with the tax returns of the Company in order to effect the designation of the Tax Representative or Designated Individual (and any successor).

(b) Authority of the Tax Representative; Delegation of Authority. The Tax Representative shall have all of the rights, duties, powers, and obligations provided for under the Code, Regulations, or other applicable guidance; provided that, if a Person other than the Manager is the Tax Representative, such Person shall in all cases act solely at the direction of the Manager; provided further that, if the Tax Representative appoints a Designated Individual, such Designated Individual shall in all cases act solely at the direction of the Tax Representative.

(c) Costs and Indemnification of Tax Representative and Designated Individual. Without duplication of the provisions of Section 4.3(b) of this Annex C, the Company shall pay, or to the extent the Tax Representative or Designated Individual pays, indemnify and reimburse, to the fullest extent permitted by Law, the Tax Representative or Designated Individual for all costs and expenses, including legal and accounting fees (as such fees are incurred) and any claims incurred in connection with any tax audit or judicial review proceeding with respect to the tax liability of the Company.

Section 4.4 Tax Audits.

(a) Subject to this Section 4.4, the Tax Representative shall have the sole authority to act on behalf of the Company in connection with, make all relevant decisions regarding application of, and to exercise the rights and powers provided for in the Revised Partnership Audit Provisions, including making any elections under the Revised Partnership Audit Provisions or any decisions to settle, compromise, challenge, litigate or otherwise alter the defense of any action, audit or examination before the IRS or any other tax authority (each, an “Audit”), and to expend Company funds for professional services and other expenses reasonably incurred in connection therewith.

(b) Without limiting the foregoing, the Tax Representative shall give prompt written notice to the Company Unitholder Representative of the commencement of any Audit of the Company or any of its Subsidiaries the resolution of which would reasonably be expected to have a disproportionate (compared to the Manager) and adverse effect on the Class C Members (a “Specified Audit”). The Tax Representative shall (i) keep the Company Unitholder Representative reasonably informed of the material developments and status of any such Specified Audit, (ii) permit the Company Unitholder Representative (or its designee) to participate (including using separate counsel), in each case at the Class C Members’ sole cost and expense, in any such Specified Audit, and (iii) promptly notify the Company Unitholder Representative of receipt of a notice of a final partnership adjustment (or equivalent under applicable Laws) or a final decision of a court or IRS Independent Office of Appeals panel (or equivalent body under applicable Laws) with respect to such Specified Audit. The Tax Representative shall promptly provide the Company Unitholder Representative with copies of all material correspondence between the Tax Representative or the Company (as applicable) and any governmental entity in connection with such Specified Audit and shall give the Company Unitholder Representative a reasonable opportunity to review and comment on any material correspondence, submission (including settlement or compromise offers) or filing in connection with any such Specified Audit. Additionally, the Tax Representative shall not settle, compromise or abandon any Specified Audit in a manner that would reasonably be expected to have a disproportionate (compared to the Manager) and material adverse effect on the Class C Members without the Company Unitholder Representative’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). The Tax Representative shall obtain the prior written consent of the Company Unitholder Representative (which consent shall not be unreasonably withheld, delayed or conditioned) before (i) making a Push Out Election or (ii) taking any other material action under the Revised Partnership Audit Provisions that, in each case, would reasonably be expected to have a material effect on the Class C Members that is disproportionately adverse to them as compared to the Manager; provided, however, the Tax Representative may cause the Company to make a Push Out Election in its sole discretion (without the prior written consent of the Company Unitholder Representative) to the extent not making such Push Out Election would reasonably be expected to have a material effect on the Manager that is disproportionately adverse to it as compared to the Class C Members.

(c) The Company, the Tax Representative, the Company Unitholder Representative and the Members expressly agree to be bound by the terms of Section 8.14(a) of the Merger Agreement. Notwithstanding anything to the contrary contained in this Agreement, in the event of any conflict between Section 8.14(a) of the Merger Agreement and this Agreement, Section 8.14(a) of the Merger Agreement shall control.

(d) Determinations with Respect to Elections. Subject to the provisions of this Annex C (including Section 4.4(b) hereof), the Tax Representative shall have the sole authority to determine whether to cause the Company to make a Push Out Election with respect to any adjustment that could result in an imputed underpayment (within the meaning of Code Section 6225) (an “Imputed Underpayment”).

(e) Responsibility for Payment of Tax; Former Members.

(i) Imputed Underpayment Share. To the extent the Company is liable for any Imputed Underpayment, the Company shall determine the liability of the Members for a share of such Imputed Underpayment, taking into account the Members’ Units and the status and actions of the Members (including those described in Code Section 6225(c)) (such share, an “Imputed Underpayment Share”).

(ii) Payment of Imputed Underpayment Share. The Company may (A) require a Member who is liable for an Imputed Underpayment Share to pay the amount of its Imputed Underpayment Share to the Company within ten (10) days after the date on which the Company notifies the Member (and in the manner required by the notice) and/or (B) reduce future distributions to the Member, such that the amount determined under clauses (A) and (B) equals the Member’s Imputed Underpayment Share; provided, however, that no Member shall have an obligation to make any contribution to the capital of the Company with respect to any Imputed Underpayment. If a Member fails to pay any amount that it is required to pay the Company in respect of an Imputed Underpayment Share within such ten (10) day period, that amount shall be treated as a loan to the Member, bearing interest at ten (10) percent annually (which interest shall increase the Member’s Imputed Underpayment Share). Such loan shall be repayable upon demand by the Company. If the Member fails to repay the loan upon demand, the full balance of the loan shall be immediately due (including accrued but unpaid interest) and the Company shall have the right to collect the balance in any manner it determines, including by reducing future distributions to that Member; provided, however, that no Member may have any Imputed Underpayment Share treated as a loan to the extent it would violate Section 402 of the Sarbanes-Oxley Act of 2002. Any Member not permitted to treat its Imputed Underpayment Share as a loan due to the provisions of the previous sentence shall pay any Imputed Underpayment Share within ten (10) days after the date of the notice referred to in the first sentence of this Section 4.4(e)(ii) of this Annex C.

Section 4.5 No Independent Actions or Inconsistent Positions. Except as required by Law or previously authorized in writing by the Company (which authorization may be withheld in the sole discretion of the Company), no Member shall (i) independently act with respect to tax matters (including, but not limited to, audits, litigation and controversies) affecting or arising from the Company, or (ii) treat any Company item inconsistently on such Member’s income tax return with the treatment of the item on the Company’s tax return and/or the Schedule K-1 (or other written information statement) provided to such Member. Solely to the extent required by Law, this Section 4.5 of this Annex C shall not apply with respect to any “special enforcement matter” described in Code Section 6241(11).

Section 4.6 United States Person. Except as permitted by the Company, each Member represents and covenants that, for U.S. federal income tax purposes, it is and will at all times remain a “United States Person,” within the meaning of Code Section 7701, or is a disregarded entity the assets of which are treated as owned by a United States Person under Treas. Reg. §§ 301.7701-1, 301.7701-2, and 301.7701-3.

Section 4.7 State, Local, and Non-U.S. Tax Law. The provisions of this Agreement with respect to U.S. federal income tax shall apply, mutatis mutandis, with respect to any similar provisions of state, local, or non-U.S. tax law as determined by the Company.

Section 4.8 Survival of Obligations. For purposes of this Article IV of this Annex C, the term “Member” shall include a former Member unless otherwise determined by the Company. The rights and obligations of each Member and former Member under this Article IV of this Annex C shall survive the Transfer by such Member of its Units (or withdrawal by a Member or redemption or Exchange of a Member’s Units) and the dissolution of the Company until ninety (90) days after the applicable statute of limitations. Section 4.3 (Tax Representative), Section 4.4 (Tax Audits), and this Section 4.8 (Survival of Obligations) of this Annex C shall not be amended without the prior written consent of any Member or former Member that would be disproportionately and adversely impacted by such amendment.

Section 4.9 Tax Classification. The parties intend that the Company shall be classified as a partnership for United States federal, state, and local tax purposes. The parties intend that the Subsidiaries of the Company currently classified either as disregarded entities or as partnerships for United States federal, state, and local tax purposes as of the date of this Agreement shall remain classified either as disregarded entities or as partnerships for United States federal, state, and local tax purposes. No Person shall take any action inconsistent with such classifications.

Section 4.10 Withholding.

(a) Withholding Generally. Each Member acknowledges and agrees that the Company may be required by Law to deduct and withhold taxes or to fulfill other similar obligations of such Member on any amount paid, distributed, disbursed, or allocated by the Company to that Member, including upon liquidation, and any transferee of a Member’s interest or a Substituted Member shall, by reason of such Transfer or substitution, acknowledge, and agree to any such withholding by the Company, including withholding to discharge obligations of the Company with respect to prior distributions, allocations, or an Imputed Underpayment Share (to the extent not otherwise borne by the transferor Member pursuant to Section 4.4 of this Annex C). Taxes withheld by third parties from payments to the Company in respect of the Company shall be treated as an expense of the Company, unless such withholding is attributable to a specific Member, in which case, amounts so withheld shall be allocated to such Member and the Company may deduct and withhold such amounts from the Member. All amounts withheld pursuant to this Section 4.10 of this Annex C shall, except as otherwise determined by the Company pursuant to Section 4.4(e)(ii) of this Annex C, be treated as amounts distributed to such Person pursuant to the provision of this Agreement that would have applied if such amount had actually been distributed.

(b) Additional Provisions with Respect to a Transfer of Units. A Member Transferring Units permitted by this Agreement shall, unless otherwise determined by the Company, (i) deliver to the Company, between ten (10) days and thirty (30) days before the Transfer, an affidavit of non-foreign status with respect to such transferor Member that satisfies the requirements of Code Section 1446(f)(2) or other documentation establishing a valid exemption from withholding pursuant to Code Section 1446(f) (including IRS Form W-9) or (ii) ensure that, contemporaneously with the Transfer, the transferee of such interest properly withholds and remits to the IRS the amount of tax required to be withheld upon the Transfer by Code Section 1446(f) (and promptly provide evidence to the Company of such withholding and remittance).

(c) Additional Provisions with Respect to an Exchange of Units.

(i) Withholding of Cash or Class A Common Stock Permitted. If the Company or the Manager shall be required to withhold any amounts by reason of any federal, state, local, or non-U.S. tax Laws in respect of any Exchange, the Company, or the Manager, as the case may be, shall be entitled to take such action as it deems appropriate in order to ensure compliance with such withholding requirements, including, at its option, withholding cash from the Cash Settlement or shares of Class A Common Stock with a Fair Market Value equal to the amount of any taxes that the Company or the Manager, as the case may be, may be required to withhold with respect to such Exchange. To the extent that amounts are (or property is) so withheld and paid over to the appropriate taxing authority, such withheld amounts (or property) shall be treated for all purposes of this Agreement as having been paid (or delivered) to the applicable Member.

(ii) Notice of Withholding. If the Company or the Manager determines that any amounts by reason of any federal, state, local, or non-U.S. tax laws or regulations are required to be withheld in respect of any Exchange, the Company or the Manager, as the case may be, shall use commercially reasonable efforts to promptly notify the Exchangeable Unit Member and shall consider in good faith any positions or alternative arrangements that such Member raises (reasonably in advance of the date on which the Company or the Manager believes withholding is required) as to why withholding is not required or that may avoid the need for such withholding, provided, that neither the Company nor the Manager is required to incur additional costs as a result of such obligation, and this Section 4.10(c)(ii) of this Annex C shall not in any manner limit the authority of the Company or the Manager to withhold taxes with respect to an Exchangeable Unit Member pursuant to Section 4.10(c)(i) of this Annex C.

(iii) Reimbursement of Taxes by Exchangeable Unit Member. If, within the two-year period beginning at the date of an Exchange, (i) the Manager withholds or otherwise pays any amount on account of taxes in respect of exchanged Units, which amount is attributable to the two-year period ending at the end of the date of such Exchange, and (ii) the Manager or any person other than the Exchangeable Unit Member otherwise would bear the economic burden of such withholding or other payment (including by reason of such amount being treated as having been distributed to the Manager in respect of the Exchangeable Units pursuant to Section 4.10 of this Annex C), the Exchangeable Unit Member shall, upon notice by the Company and/or the Manager, promptly reimburse the Company and/or the Manager for such amount; provided, however, that the Exchangeable Unit Member’s reimbursement obligation under this Section 4.10(c)(iii) of this Annex C shall not exceed the amount of the Exchange Consideration received by the Exchangeable Unit Member in connection with such Exchange. Unless otherwise required by Law, any amount paid by an Exchangeable Unit Member pursuant to this Section 4.10(c)(iii) of this Annex C shall be treated as an adjustment to the proceeds received by the Exchangeable Unit Member in respect of the applicable Exchange. The Company and the Manager shall have the right to reduce any amounts due to such Exchangeable Unit Member from the Manager or any of its Affiliates by the amount owed by such Exchangeable Unit Member under this Section 4.10(c)(iii) of this Annex C.

ANNEX D: SCHEDULE OF OFFICERS

Name	Title
William Dirks	Executive Director
Marco Brun	Chief Executive Officer
Tristan Yopp	Chief Financial Officer

D-1

ANNEX E: POLICY REGARDING EXCHANGES

Effective as of [•], 2024

This Policy Regarding Exchanges (the “Policy”) of Swiftmerge HoldCo LLC (the “Company”) sets forth certain rules applicable to the exchange of Exchangeable Units for shares of Class A Common Stock of AleAnna, Inc. (the “Common Stock”) and/or cash, at the option of the Manager (each, an “Exchange”), pursuant to the Company’s Amended and Restated Limited Liability Company Agreement (the “Agreement”). Capitalized terms that are not defined in this Policy have the meanings given to them in the Agreement. This Policy is made pursuant to, and supplements the provisions of, Article XI of the Agreement.

ARTICLE I

EXCHANGE DATES; PROVISIONS REGARDING EXCHANGEABLE AMOUNT

Section 1.1 Quarterly Exchange Date. There shall be at least one (1) date per quarter of each Fiscal Year on which an Elective Exchange may occur (each, a “Quarterly Exchange Date”) for a holder of Exchangeable Units (each holder, an “Exchanging Holder”). The Quarterly Exchange Date for Exchanging Holders that are required to file reports pursuant to Section 16(a) of the Exchange Act may be different than the Quarterly Exchange Date for Exchanging Holders that are not required to file reports pursuant to Section 16(a) of the Exchange Act. The Company shall use commercially reasonable efforts to notify the applicable Exchanging Holders at least forty-five (45) days before a relevant Quarterly Exchange Date (such notice, a “Quarterly Exchange Date Notice”).

Section 1.2 Minimum Exchangeable Amount. The Company may set a minimum number or dollar value of Exchangeable Units that may be exchanged by Exchanging Holders on a Quarterly Exchange Date, which minimum amount shall be the same for all holders of Exchangeable Units (the “Minimum Exchangeable Amount”) and shall include the applicable Minimum Exchangeable Amount in the applicable Quarterly Exchange Date Notice. If an Exchanging Holder delivers an Elective Exchange Notice pursuant to Section 3.1 requesting to exchange all of its Exchangeable Units, the number or dollar value, as applicable, of the Exchanging Holder’s Exchangeable Units shall be deemed to satisfy the Minimum Exchangeable Amount requirement.

Section 1.3 Maximum Exchangeable Amount. The Company may set a maximum aggregate number or dollar value of Exchangeable Units that may be exchanged by the Exchanging Holders on a Quarterly Exchange Date (the “Maximum Exchangeable Amount”) and shall include the applicable Maximum Exchangeable Amount in the applicable Quarterly Exchange Date Notice. If the aggregate number or dollar value of Exchangeable Units that the Exchanging Holders propose to exchange on the Quarterly Exchange Date (as set forth on the Elective Exchange Notices) exceeds the Maximum Exchangeable Amount, then the number or dollar value of Exchangeable Units that each Exchanging Holder specified in its Elective Exchange Notice shall be reduced by the same percentage by which the aggregate number or dollar value of Exchangeable Units of all Exchanging Holders is reduced so that the aggregate number or dollar value of Exchangeable Units does not exceed the Maximum Exchangeable Amount.

ARTICLE II

ADDITIONAL RIGHTS TO EXCHANGE

Section 2.01 Rights to Exchange.

(a) Right to Exchange Before Certain Transactions. If the Company or the Manager consolidates, merges, combines or consummates any other transaction in which shares of Class A Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash and/or any other property, no other provisions of this Policy shall limit the right of any Exchangeable Unit Member to effect an Elective Exchange in order to receive Class A Common Stock in advance of consummation of any such consolidation, merger, combination or other such transaction unless in connection with any such consolidation, merger, combination or other transaction each Class C Unit shall be entitled to be exchanged for or converted into the stock, cash, securities or other property that such holder of a Class C Unit would have received had it exercised its right to Exchange pursuant to this Policy and received Class A Common Stock in exchange for its Class C Units immediately before such consolidation, merger, combination or other transaction (subject to any differences in the kind and amount of stock or securities, cash and/or any other property as are intended (as determined by the Company in good faith) to maintain the relative voting power of each share of Class C Common Stock relative to each share of Class A Common Stock in effect before such transaction). This Article II shall not apply to any action or transaction (including any consolidation, merger, or combination) approved by a Majority-in-Interest of the Members.

(b) Right to Exchange Before an Applicable Sale or Termination Transaction. Upon the occurrence of an Applicable Sale or a Termination Transaction, no other provisions of this Policy shall limit the right of any Exchangeable Unit Member to effect an Elective Exchange in order to receive Class A Common Stock in advance of consummation of any such Applicable Sale or Termination Transaction.

ARTICLE III

ELECTIVE EXCHANGE NOTICE

Section 3.1 Timing of Elective Exchange Notice.

(a) Elective Exchange Notice. Each holder that elects to Exchange some or all of its Exchangeable Units must deliver notice of an election in respect of the Exchangeable Units to be exchanged (an “Elective Exchange Notice”) to the Company, in a method determined by the Company at least thirty (30) days before the relevant Quarterly Exchange Date. The Company shall provide to each Exchangeable Unit Holder the form of Elective Exchange Notice and the means for delivery of that Elective Exchange Notice.

(b) Acceptance of Elective Exchange Notice. After the Elective Exchange Notice has been delivered to the Company, and unless the Company or Manager, as applicable, has refused to honor the request in full pursuant to Section 1.2 (Minimum Exchangeable Amount), Section 1.3 (Maximum Exchangeable Amount), Section 3.1(c) (Cancellation of Quarterly Exchange Window), Section 3.2(c) (Post-Retraction Limitation on Exchange), or Article IV (Other Restrictions), in each case, as applicable, the Company or Manager, as applicable, will effect the Elective Exchange on the applicable Quarterly Exchange Date in accordance with this Policy.

(c) Cancellation of Quarterly Exchange Date. The Company may at any time, in its sole discretion, cancel a Quarterly Exchange Date for any or no reason. If the Company cancels a Quarterly Exchange Date, then no holder of Exchangeable Units shall be permitted to Exchange those Exchangeable Units on the cancelled Quarterly Exchange Date.

Section 3.2 Retraction of Elective Exchange Notice.

(a) Ability to Retract; Retraction Deadline. If, at any time between the close of business on the date of delivery of an Elective Exchange Notice and the close of trading on the date that is two (2) Business Days before the applicable effective date of such Elective Exchange (the “Elective Exchange Date”), the reported closing trading price of a share of the Common Stock on the principal United States securities exchange or automated or electronic quotation system on which the Common Stock trades decreases by five (5) percent or more, so long as the Manager or the Company, as applicable, has not elected a Cash Settlement, an Exchanging Holder may retract or amend its Elective Exchange Notice by delivering a notice to the Company in a manner determined by the Company not later than the Retraction Deadline (a “Retraction Notice” and the Exchangeable Units that were the subject of the Retraction Notice, the “Retracted Units”) not later than the close of trading on the date that is two (2) Business Days before the applicable Elective Exchange Date (the “Retraction Deadline”) pursuant to Section 3.2(b). The Company shall have no obligation to notify the Exchanging Holders of any decrease in the Common Stock trading price.

(b) Retraction Notice. An Exchanging Holder wishing to retract must retract at least fifty percent (50%) of its Exchangeable Units that were the subject of the retracted Elective Exchange Notice. If the revised Elective Exchange Notice does not satisfy the Minimum Exchangeable Amount, the Exchanging Holder will be deemed to retract the full amount of Exchangeable Units that were the subject of the retracted Elective Exchange Notice. An Exchanging Holder’s delivery of a Retraction Notice shall be irrevocable and all actions taken to effect the Elective Exchange contemplated by that retracted Elective Exchange Notice shall be deemed rescinded and void with respect to the Retracted Units. Subject to the applicable Minimum Exchangeable Amount and Maximum Exchangeable Amount, if any, if a Retraction Notice does not retract all of the Exchangeable Units that were the subject of an Elective Exchange Notice, the Exchangeable Units that are not Retracted Units will be exchanged on the relevant Quarterly Exchange Date.

(c) Post-Retraction Limitation on Exchange. If an Exchanging Holder delivers a Retraction Notice for a Quarterly Exchange Date pursuant to Section 3.2(b), the retracting Exchanging Holder shall not be entitled to participate in the Exchange on the Quarterly Exchange Date for which the Retraction Notice was delivered with respect to the Retracted Units.

(d) Certain Provisions for Common Stock Settlement. In the event the Manager elects the Exchange Consideration will be in shares of Class A Common Stock, (1) the Exchange may be conditioned (including as to timing) by the Exchanging Holder on the closing of an underwritten distribution of the shares of Class A Common Stock that may be issued in connection with such proposed Exchange, subject to the terms of the Registration Rights Agreement and (2) an Exchanging Holder shall be entitled to revoke its Elective Exchange Notice or delay the consummation of an Exchange if any of the following conditions exists: (i) any registration statement pursuant to which the resale of the Class A Common Stock to be registered for such Exchanging Holder at or immediately following the consummation of the Exchange shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (ii) the Manager shall have failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such Exchange; (iii) if applicable, the Manager shall have exercised a contractual right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Exchanging Holder to have its Class A Common Stock registered at or immediately following the consummation of the Exchange; (iv) the Exchanging Holder is in possession of any material non-public information concerning the Manager, the receipt of which results in such Exchanging Holder being prohibited or restricted from selling Class A Common Stock at or immediately following the Exchange without disclosure of such information (and the Manager does not permit disclosure of such information); (v) any stop order relating to the registration statement pursuant to which the Class A Common Stock was to be registered by such Exchanging Holder at or immediately following the Exchange shall have been issued by the SEC; (vi) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A Common Stock is then traded; (vii) there shall be in effect an injunction, a restraining order or a decree of any nature of any governmental authority that restrains or prohibits the Exchange; (viii) the Manager shall have failed to comply in all material respects with its obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such Exchanging Holder to consummate the resale of Class A Common Stock to be received upon such Exchange pursuant to an effective registration statement; or (ix) the Exchange Date would occur three (3) Business Days or less prior to, or during, a black-out period effected by the Manager. If an Exchanging Holder delays the consummation of an Exchange pursuant to this Section 3.2(d), the date of the Exchange shall occur on the fifth (5) Business Day following the date on which the condition(s) giving rise to such delay cease to exist (or such other day as the Manager, the Company and such Exchanging Holder may agree in writing).

ARTICLE IV

OTHER RESTRICTIONS

Notwithstanding any provision of this Policy to the contrary (including the provisions of Article II), the Company may prohibit an Exchange by one or more holders of Exchangeable Units under any of the following conditions and determinations made by the Company based on the advice of counsel (which may be external or internal counsel):

(a) If an Exchange is (or is reasonably likely to be) prohibited under applicable law, regulation, or agreement to which the Company or an affiliate is a party; or

(b) If there is a material risk that the Company would be a “publicly traded partnership” under section 7704 of the Code as a result of an Exchange.

ARTICLE V

EXEMPTIONS FROM AND MODIFICATIONS TO POLICY

The Company may, in its discretion and if applicable based on the advice of counsel (which may be external or internal counsel), consider and grant requests from holders of Exchangeable Units, including for (i) additional Exchange Dates, (ii) Exchanges of less than the Minimum Exchangeable Amount, (iii) Exchanges in excess of the Maximum Exchangeable Amount, (iv) an Exchange to be subject to one or more contingencies relating to the Company or the Manager in addition to those set forth in this Policy, or (v) any other matter with respect to Exchanges (to the extent permitted by the Agreement and applicable Law). A holder of Exchangeable Units may request an exemption from this Policy by submitting a written request to the Company and following the delivery requirements set forth in Article III as if the written request were an Elective Exchange Notice.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Continuing Application of Company’s Policies and Securities Laws. Nothing in this Policy shall affect, and each holder of Exchangeable Units shall remain subject to, the Company’s policies, including those addressing insider trading and any other Company policies regarding trading or the holding of investments. All holders of Exchangeable Units shall comply with all applicable securities laws and rules.

Section 6.2 Independent Nature of Rights and Obligations. Nothing in this Policy or in any other agreement or document or any action taken by any holder of Exchangeable Units shall be deemed to cause the holders of Exchangeable Units to have formed a partnership, association, joint venture, or any other kind of entity or create a presumption that the holders of Exchangeable Units are in any way acting in concert as a group.

Section 6.3 Mandatory Exchanges. This Policy shall not apply to any Exchange of Exchangeable Units pursuant to a Mandatory Exchange, as described in, and pursuant to, the Agreement.

Section 6.4 Notice Delivery Deadlines on Non-Business Days. If the date on or before which the Company or an Exchanging Holder is required to deliver a notice pursuant to this Policy is not a Business Day, then that notice will be deemed to be timely delivered on that date if that notice is received on the Business Day immediately following that date.

Section 6.5 Notifications Under This Policy. The Company will be deemed to have satisfied any notification requirement in this Policy by making available such notification on any system accessible by Exchanging Holders.

Section 6.6 Modification of Policy. Subject to applicable limitations in the Agreement, the Company may modify this Policy at any time without notice. The Company will deliver or make available a copy of the revised Policy to the holders of Exchangeable Units as promptly as practicable upon such modifications being effected, and no holder of Exchangeable Units shall be bound by any such modification prior to delivery to such holder of such revised Policy.

* * *

Exhibit 99.1

AleAnna, A Next Generation European Natural Gas Company, Signs Agreement to

be Publicly Listed Through Combination with Swiftmerge Acquisition Corp.

•

AleAnna — Pioneering Europe’s Sustainable Energy Supply: AleAnna is at the forefront of Italy’s evolving energy landscape, positioned to be one of the country’s leading producers of both conventional natural gas and renewable natural gas (RNG). AleAnna’s focus on advancing the clean energy transition will facilitate the development of Europe’s domestic natural gas supply while contributing to a sustainable future.

•

Experienced Management Team: AleAnna is guided by a team of seasoned industry professionals, drawing from their extensive experience at Shell and Eni. The management team’s extensive expertise and demonstrated track record within the energy sector will help drive AleAnna’s future growth and success.

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Conventional Natural Gas: AleAnna expects to commence production of the five-well first phase of the Longanesi field, located in the Italian Po Valley, in the first quarter of 2025. In addition, AleAnna has exciting prospects in Gradizza and Trava, with plans for initial production in 2026. AleAnna also holds 13 additional exploration prospects expected to be developed over the next decade, approximately 1.4 million net acres of resource potential, and a total of 22 concessions, permits, and pending applications.

•

RNG — Leading the Energy Transition: AleAnna’s RNG business leverages a unique and geographically advantageous infrastructure overlap. AleAnna has identified nearly 90 renewable natural gas development project opportunities. By the end of 2024, AleAnna expects to have five RNG facilities under its control.

(Dallas, TX, Vancouver, CA, and Rome, IT) – June 5, 2024. AleAnna Energy, LLC (together with its subsidiaries, “AleAnna” or the “Company”), a private company positioned to be a premier Italian conventional and renewable natural gas producer, and Swiftmerge Acquisition Corp. (NASDAQ: IVCP) (“Swiftmerge”), a special purpose acquisition company, today announced that they have entered into a definitive merger agreement (the “Merger Agreement” and such transactions contemplated thereby, the “Business Combination”). The Business Combination is expected to close in the third or fourth quarter of 2024, and upon closing, the combined company will be renamed AleAnna, Inc.

AleAnna: Established in 2007, AleAnna operates strategically within Italy, a nation that heavily relies on imports for most of its natural gas needs. AleAnna’s strategic vision is to become a prominent domestic producer of both conventional natural gas and renewable natural gas to provide a reliable natural gas supply for Italy and the broader European region. Guided by a team of experienced industry professionals with backgrounds at Shell and Eni, AleAnna has focused its conventional development strategy on select high quality onshore conventional gas resources. This includes the significant Longanesi Field, located in the Po Valley, which is Italy’s most extensive natural gas discovery in the past 20 years. Production from five drilled and tested initial wells is scheduled to commence in the first quarter of 2025. AleAnna has targeted the location of its RNG projects within close geographic proximity to its conventional developments which will provide important infrastructure synergies, including with respect to the transportation of both the conventional and renewable natural gas. Notably, most of Italy’s anaerobic digesters used in producing renewable natural gas are concentrated in the Po Valley, further enhancing AleAnna’s position in this dynamic sector.

Exploration and Expansion: AleAnna is backed by sophisticated technology, including modern 3D seismic and advanced subsurface techniques. AleAnna’s highly credentialed ex-Shell technical and executive team has executed AleAnna’s exploration/development for over 15 years, including almost 500 square kilometers of seismic imaging. Situated in Italy’s Po Valley, where a highly developed 33,000-kilometer pipeline infrastructure network exists, AleAnna expects additional development phases within the Longanesi field, has made two additional discoveries beyond Longanesi, and holds a portfolio of 13 exploration prospects that are expected to be developed over the next decade. AleAnna’s historical exploration success rate is greater than 85%.

RNG Leadership: AleAnna’s strategy is to play a significant role in decarbonization by providing an RNG alternative to traditional fossil fuels. AleAnna’s RNG is a versatile drop-in fuel source for energy-intensive processes and supports the EU’s 2030 10% RNG mandate. In addition, by focusing on farm waste-to-energy projects, AleAnna expects to reduce European methane emissions from the agricultural industry. Because of the significant opportunities for farm waste-to-energy projects in the Italian Po Valley, AleAnna’s RNG business complements its core conventional operations in the same location. By the end of 2024, AleAnna expects to control five RNG facilities and AleAnna intends to predominately target existing infrastructure for future development projects. AleAnna’s RNG business is supported by incentives including Italy’s RNG incentive programs offering a €124/MWh (approximately $36.50/Mcf) price floor – providing an attractive landscape to deploy capital.

Competitive Advantages: Through over 15 years of investment and development, AleAnna’s conventional business retains a substantial number of permits and a multi-year permitting lead versus competitors. Moreover, AleAnna enjoys a unique position as one of the few licensed conventional operators in Italy, providing a competitive edge that is challenging to replicate. AleAnna draws extensively from its team’s energy heritage and knowledge. For its conventional business, AleAnna’s approach to project development is standardized, streamlining processes to reduce cycle times and costs. For its RNG business, AleAnna prioritizes less capital-intensive brownfield development opportunities that use lower-cost, highly predictable, and longer-lived agricultural gas feedstock, supporting sustainability and economic viability. AleAnna’s blend of deep energy experience, advanced technology, rigorous execution, and disciplined capital allocation forms the foundation for AleAnna’s potential growth and success.

Corporate Citizenship and Mission: A commitment to corporate citizenship is at the core of AleAnna’s business model. AleAnna is dedicated to responsibly advancing the clean energy transition by supplying conventional natural gas and developing a sustainable and secure carbon-negative renewable natural gas alternative. Successful execution of AleAnna’s traditional and RNG business development plans has the potential to meet the annual gas needs of many Italians.

Marco Brun, a 30-year energy industry veteran, and Chief Executive Officer of AleAnna, stated: “This is an exciting time for AleAnna and its team. With initial production from the Longanesi development imminent, AleAnna is positioned to expand its conventional and renewable natural gas production. We are thrilled about our team’s impressive track records and capabilities, the near-term production potential from our conventional discoveries and prospects, and our rapidly growing RNG business. In the Swiftmerge team, we have found a partner with an impressive track record. The proposed Business Combination and listing will enable us to accelerate our growth, strategy, and, most importantly, our mission of responsibly advancing the clean energy transition.”

William Dirks, a 40-year energy industry veteran and Executive Director of AleAnna, said: “We are excited to combine AleAnna with Swiftmerge. As one of few fully licensed operators in Italy, over the past 15 years, AleAnna has leveraged its regulatory and technical capabilities to refine and execute its development plans with a focus on advancing critical conventional and renewable energy resources to the benefit of many stakeholders. The AleAnna team has successfully utilized seismic and imaging technologies and know-how to generate new secure domestic energy supplies in Italy and, more specifically, Northern Italy, the locomotive helping drive Europe’s third largest economy. This combination with Swiftmerge will allow AleAnna to leverage the capital markets on its path to becoming a leading provider of both conventional and renewable natural gas to the Italian and European markets. While this has consistently been AleAnna’s mission, it has gained even greater significance following the onset of the Russia-Ukraine war and the ensuing energy crisis in Europe.”

Sam Bremner, Chief Executive Officer of Swiftmerge Acquisition Corp., commented, “AleAnna stands out in the energy sector as a disciplined, long-term player with a clear focus on becoming a next-generation natural gas company, providing secure domestic and second-generation renewable natural gas to Italy and Europe. AleAnna distinguishes itself through its rich heritage in Italy, an attractive financial profile, a strong track record of performance, and the expected Longanesi production in early 2025. Thanks to an exceptional leadership team featuring William Dirks and Marco Brun and through substantial historical investment of almost $175 million, AleAnna is exceptionally well-positioned to seize the opportunities in this exciting and dynamic period for European energy producers.”

Transaction Overview

Current AleAnna equity holders will roll 100% of their existing equity interests into the combined company. Leading up to the execution of the Merger Agreement, AleAnna’s current investors have recently invested over $60 million cash, bringing the cumulative investment in AleAnna to date to almost $175 million. The recent investment is expected to provide sufficient funding to complete the Longanesi field tie-in, the initial RNG asset acquisitions, cover transaction expenses, and provide general corporate liquidity.

The proposed Business Combination, which has been approved by both the Board of Directors of Swiftmerge and the Board of Directors of AleAnna, is expected to close during the third or fourth quarter of 2024, subject to shareholder approval and other customary closing conditions.

Advisors

Greenberg Traurig, LLP is serving as legal counsel to Swiftmerge.

Haynes and Boone, LLP is serving as legal counsel to AleAnna.

About AleAnna Energy, LLC

AleAnna is an international energy company focused on developing Italian natural gas and renewable natural gas resources to provide critical and secure natural gas supplies to Italy and Europe. Established in 2007, AleAnna has utilized modern 3D seismic and advanced subsurface technologies and capital allocation discipline to systematically develop attractive onshore natural gas resources in the Italian Po Valley. AleAnna is one of few licensed oil and gas operators in Italy, and AleAnna’s broader exploration inventory includes approximately 1.4 million net acres of resource potential with an aggregate of 22 concessions, permits, and pending applications. AleAnna’s key conventional asset, the Longanesi field, is expected to be produced in the first quarter of 2025.

AleAnna’s renewable natural gas business is enabled by a unique and geographically advantaged overlap of existing agriculturally supported anaerobic digestors, conventional development, and pipelines. AleAnna has a growing backlog of renewable natural gas development projects and expects to have five RNG facilities under its control by the end of 2025.

AleAnna has regional headquarters in Dallas, TX, and Rome, Italy.

About Swiftmerge Acquisition Corp.

Swiftmerge Acquisition Corp. is a blank check company formed to enter a merger with one or more businesses.

Important Information for Shareholders

In connection with the Business Combination, Swiftmerge is expected to file a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (“SEC”) that will include a proxy statement and prospectus. Swiftmerge and AleAnna urge investors, shareholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about AleAnna, Swiftmerge and the Business Combination. Such persons can also read Swiftmerge’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 1, 2024, for a description of the security holdings of Swiftmerge’s officers and directors and their respective interests as security holders in the consummation of the Business Combination. When available, the definitive proxy statement/prospectus will be mailed to Swiftmerge’s shareholders. Shareholders will also be able to obtain copies of such documents and all other relevant documents filed or that will be filed with the SEC by Swiftmerge, without charge, once available, at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Swiftmerge’s website www.swiftmerg.com. Before making any voting decision, investors and security holders of Swiftmerge and AleAnna, and other interested parties, are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about the Business Combination.

Participants in the Solicitation

Swiftmerge, AleAnna and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Swiftmerge’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Swiftmerge’s directors and executive officers in Swiftmerge’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 1, 2024. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Swiftmerge’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of Swiftmerge’s participants in the solicitation, which may, in some cases, be different than those of Swiftmerge’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Swiftmerge, AleAnna or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

The information included herein contains “forward-looking statements” within the meaning of the federal securities laws. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, Swiftmerge’s and AleAnna’s ability to consummate the Business Combination, the benefits of the Business Combination, Swiftmerge’s and AleAnna’s future financial performance following the Business Combination, as well as Swiftmerge’s and AleAnna’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements. However, not all forward-looking statements contain such identifying words. These forward-looking statements are based on Swiftmerge and AleAnna management’s current expectations and assumptions about future events. They are based on current information about the outcome and timing of future events. Except as otherwise required by applicable law, Swiftmerge and AleAnna disclaim any duty to update any forward-looking statements, all expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Swiftmerge and AleAnna caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Swiftmerge and AleAnna. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to successfully or timely consummate the proposed Business Combination or to satisfy the closing conditions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated situations that could adversely affect the combined company; the risk that the approval of the shareholders of Swiftmerge for the proposed Business Combination is not obtained; the failure to realize the anticipated benefits of the proposed Business Combination, including as a result of a delay in its consummation; the amount of redemption requests made by Swiftmerge’s shareholders; the occurrence of events that may give rise to a right of one or both of Swiftmerge and AleAnna to terminate the definitive agreements related to the proposed Business Combination; the risks associated with the growth of AleAnna’s business and the timing of any required regulatory approvals and expected business milestones; and the effects of competition on AleAnna’s future business. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith were to occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. There may be additional risks that neither Swiftmerge nor AleAnna knows or that Swiftmerge and AleAnna currently believe are immaterial that could cause actual results to differ from those contained in the forward-looking statements. Additional information concerning these and other factors that may impact Swiftmerge’s expectations and projections can be found in Swiftmerge’s periodic filings with the SEC, including Swiftmerge’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 1, 2024, and any subsequently filed Quarterly Report on Form 10-Q. SEC filings are available on the SEC’s website at www.sec.gov.

Investor Relations Contacts

For Swiftmerge Acquisition Corp.:

Sam Bremner – CEO

Sam@swiftmerg.com

For AleAnna Energy, LLC:

William Dirks – Executive Director

wkdirks@aleannagroup.com

(281) 906-0027